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CROWDSTRIKE HOLDINGS, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on May 8, 2019
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CROWDSTRIKE HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	45-3788918 (I.R.S. Employer Identification Number)

150 Mathilda Place, Suite 300
Sunnyvale, California 94086
(888) 512-8906
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

George Kurtz
President and Chief Executive Officer
CrowdStrike Holdings, Inc.
150 Mathilda Place, Suite 300
Sunnyvale, California 94086
(888) 512-8906
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alan F. Denenberg Stephen Salmon Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	David J. Segre, Esq. Jon C. Avina, Esq. Jonie I. Kondracki, Esq. Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

             If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Class A Common Stock, $0.0005 par value per share	$	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

             The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                          , 2019.

                      Shares

CrowdStrike Holdings, Inc.

Class A Common Stock

           This is the initial public offering of shares of Class A common stock of CrowdStrike Holdings, Inc.

           We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately         % of the voting power of our outstanding capital stock immediately following the completion of this offering.

           Prior to this offering, there has been no public market for shares of our Class A common stock. It is currently estimated that the initial public offering price per share will be between $             and $             .

           We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol "CRWD".

           We are an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

           See the section titled "Risk Factors" beginning on page 20 to read about factors you should consider before buying shares of our Class A common stock.

           Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to CrowdStrike Holdings, Inc.	$	$

(1)
See the section titled "Underwriting" beginning on page 180 for a description of the compensation payable to the underwriters.

           To the extent that the underwriters sell more than                  shares of our Class A common stock, the underwriters have an option to purchase up to an additional                   shares from us at the initial public offering price, less the underwriting discount.

           The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on                          , 2019.

Goldman Sachs & Co. LLC	J.P. Morgan	BofA Merrill Lynch	Barclays

Credit Suisse	Jefferies	RBC Capital Markets	Stifel

HSBC	Macquarie Capital	Piper Jaffray	SunTrust Robinson Humphrey

BTIG	JMP Securities	Mizuho Securities	Needham & Company	Oppenheimer & Co.

Prospectus dated                               , 2019.

BREACHES *Stop* HERE

CROWDSTRIKE

– **GEORGE KURTZ,** CO-FOUNDER AND CEO

137%
Subscription Revenue YoY Growth Rate

147%
Dollar-based Net Retention Rate

2,516
Subscription Customers

Annual Recurring Revenue
($ in millions)
$59
$71
$90
$113
$141
$170
$208
$254
$313
Q4 FY17
Q1 FY18
Q2 FY18
Q3 FY18
Q4 FY18
Q1 FY19
Q2 FY19
Q3 FY19
Q4 FY19
STARTING ARR
NET NEW ARR

$313M
ARR

121%
ARR YoY Growth Rate

*All data measured as of January 31, 2019 unless otherwise indicated

CROWDSTRIKE

FALCON PLATFORM

DEFINING THE SECURITY CLOUD

NEXT GEN ANTIVIRUS
EDR
DEVICE CONTROL
THREAT HUNTING
IT HYGIENE
TURNKEY SECURITY
VULNERABILITY MANAGEMENT
THREAT INTEL
MALWARE SEARCH
MALWARE ANALYSIS
FALCON PREVENT
FALCON INSIGHT
FALCON DEVICE CONTROL
FALCON OVERWATCH
FALCON DISCOVER
FALCON COMPLETE
FALCON SPOTLIGHT
FALCON X
FALCON SEARCH ENGINE
FALCON SANDBOX
ENDPOINT SECURITY
SECURITY & IT OPERATIONS
THREAT INTELLIGENCE
CROWDSTRIKE STORE
APIs
APIs
CROWDSTRIKE THREAT GRAPH
LIGHTWEIGHT AGENT

IN OUR CUSTOMER'S OWN WORDS

— DEPUTY CISO, AMAZON WEB SERVICES (AWS)

IN OUR CUSTOMER'S OWN WORDS

—CHIEF SECURITY OFFICER, ADP

          Through and including                           , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

          Neither we nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared and filed with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

          For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

          This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled "Risk Factors," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms "CrowdStrike" "the company," "we," "us," and "our" in this prospectus refer to CrowdStrike Holdings, Inc. and its consolidated subsidiaries. Our fiscal year end is January 31, and our fiscal quarters end on April 30, July 31, October 31, and January 31. Our fiscal years ended January 31, 2017, January 31, 2018, and January 31, 2019 are referred to herein as fiscal 2017, fiscal 2018, and fiscal 2019, respectively.

 CROWDSTRIKE HOLDINGS, INC.

Our Mission

          We don't have a mission statement—we are on a mission to protect our customers from breaches.

Overview

          We founded CrowdStrike in 2011 to reinvent security for the cloud era. When we started the company, cyberattackers had a decided, asymmetric advantage over existing security products. We turned the tables on the adversaries by taking a fundamentally new approach that leverages the network effects of crowdsourced data applied to modern technologies such as artificial intelligence, or AI, cloud computing, and graph databases. Realizing that the nature of cybersecurity problems had changed but the solutions had not, we built our CrowdStrike Falcon platform to detect threats and stop breaches.

          We believe we are defining a new category called the Security Cloud, with the power to transform the security industry much the same way the cloud has transformed the CRM, HR, and service management industries. With our Falcon platform, we created the first multi-tenant, cloud native, intelligent security solution capable of protecting workloads across on-premise, virtualized, and cloud-based environments running on a variety of endpoints such as laptops, desktops, servers, virtual machines, and Internet of Things, or IoT, devices. Our Falcon platform is composed of two tightly integrated proprietary technologies: our easily deployed intelligent lightweight agent and our cloud-based, dynamic graph database called Threat Graph. Our solution benefits from crowdsourcing and economies of scale, which we believe enables our AI algorithms to be uniquely effective. Today, we offer 10 cloud modules on our Falcon platform via a SaaS subscription-based model that spans multiple large security markets, including endpoint security, security and IT operations (including vulnerability management), and threat intelligence.

          Organizations everywhere are becoming more distributed as they adopt the cloud, increase workforce mobility, and grow their number of connected devices. They are adding more workloads to a myriad of different endpoints beyond the traditional security perimeter, exposing an increasingly broad attack surface to adversaries. In addition, the sophistication of cyberattacks has increased, often coming from nation-states, well-funded criminal organizations, and hackers using advanced, easily obtained methods of attack. On a number of occasions, adversaries have launched devastating, destructive attacks that have caused significant business disruption and billions of dollars in cumulative losses. The architectural limitations of legacy security products, coupled with a dynamic and intensifying threat landscape, are creating the need for a fundamentally new approach to security.

          Our unique approach starts with our single intelligent lightweight agent that enables frictionless deployment of our platform at scale. Our customers can rapidly adopt our technology across any type of workload running on a variety of endpoints. Our lightweight agent offloads computationally intensive tasks to the cloud, while retaining local detection and prevention capabilities that are necessary on the endpoint. The agent is nonintrusive to the end user and continues to protect the endpoint and track activity even when offline. By utilizing a single agent, customers are able to leverage all the capabilities of our platform without burdening the endpoint with multiple agents. Our lightweight agent intelligently streams high fidelity endpoint data to the cloud, where Threat Graph provides a simple, flexible, and scalable way to model highly interconnected data sets. Threat Graph processes, correlates, and analyzes over one trillion endpoint-related events per week in real time and maintains an index of these events for future use. Threat Graph continuously looks for malicious activity by applying graph analytics and AI algorithms to the data streamed from the endpoints.

          We founded our company on the principle that the future of security would be driven by AI and that a cloud-native architecture would enable the collection of high fidelity data and scalability necessary for an effective solution. We call this cloud-scale AI. From the beginning, our strategy was focused on collecting data at scale, centrally storing such data in a singular model, and training our algorithms on these vast amounts of high fidelity data, which we believe is a fundamental differentiator from our competitors. Our cloud-scale AI means that the more data that is fed into our Falcon platform, the more intelligent Threat Graph becomes and the more our customers benefit, creating a powerful network effect that increases the overall value we provide. AI is revolutionizing many technology fields, including security solutions. To be truly effective, algorithms that enable artificial intelligence depend on the quality and volume of data that trains them and the selection of the right differentiating features from that data. We are uniquely effective because we have more high fidelity data to train our AI models and more security expertise to guide our feature selection—all resulting in industry-leading efficacy and low false positives. By leveraging a multi-tenant, cloud native solution, the data we analyze to stop breaches is both larger and more meaningful than the data from on-premise or single instance private cloud products. If Threat Graph discovers something in one customer environment, all customers benefit automatically and in real time. Taken together, our platform enables intelligent, dynamic automation at scale to detect threats and stop breaches.

          We primarily sell our platform and cloud modules through our direct sales team that leverages our network of channel partners to maximize effectiveness and scale. We amplify our sales presence by leveraging our technology alliance partners that can deliver, embed, or build applications with data and analytics from our Falcon platform. We recently announced a strategic technology and go-to-market partnership with Dell Inc. that will enable Dell's business customers to seamlessly add the Falcon platform to their purchase of Dell hardware. In addition, Dell and SecureWorks Corp. have agreed to take our Falcon platform to market as their preferred endpoint security offering through their global sales organizations. We are also enhancing our go-to-market strategy using a low-touch, trial-to-pay approach. In May 2018, we launched a free trial of Falcon Prevent, our next-generation antivirus module, available from our website or the AWS Marketplace. We are beginning to see a number of these trial users convert to paying customers. We believe this approach will enable a higher velocity of new customer acquisition and expansion, and will extend our reach to customers of all sizes.

          We have a low friction land-and-expand sales strategy. When customers deploy our Falcon platform, they can start with any number of cloud modules and we can activate additional cloud modules in real time on the same agent already deployed on the endpoint. Our integrated set of cloud-delivered modules includes next-generation antivirus, endpoint detection and response, or EDR, device control, managed threat hunting, IT hygiene, vulnerability management, and threat intelligence. Once customers experience the benefits of our Falcon platform, they often expand their adoption over time by adding more endpoints or purchasing additional modules. Our dollar-based net retention rate, which measures expansion in existing customers' subscriptions over a 12 month period, was 147% as of January 31, 2019, demonstrating the power of our land-and-expand strategy.

          Some of the world's largest enterprises, government organizations, and high profile brands trust us to protect their business. As of January 31, 2019, we had 2,516 subscription customers worldwide, including 44 of the Fortune 100, 37 of the top 100 global companies, and nine of the top 20 major banks. We began as a large enterprise solution, but the flexibility and scalability of our Falcon platform and enhanced go-to-market approach enable us to protect customers of any size—from hundreds of thousands of endpoints to as few as three. We have been recognized by numerous independent third-party analysts, including Gartner, Inc.(2)(3), Forrester Research Inc., and International Data Corporation, or IDC.

          We have recently experienced significant growth, with total revenue increasing from $52.7 million for fiscal 2017 to $118.8 million for fiscal 2018, representing year-over-year growth of 125%, and from $118.8 million for fiscal 2018 to $249.8 million for fiscal 2019, representing year-over-year growth of 110%. Subscription revenue grew from $37.9 million for fiscal 2017 to $92.6 million for fiscal 2018, a 144% increase, and from $92.6 million for fiscal 2018 to $219.4 million for fiscal 2019, a 137% increase. Our annual recurring revenue, or ARR, has grown from $58.8 million as of January 31, 2017 to $141.3 million as of January 31, 2018, a 140% increase, and from $141.3 million as of January 31, 2018 to $312.7 million as of January 31, 2019, a 121% increase. Our net loss increased from $91.3 million for fiscal 2017 to $135.5 million for fiscal 2018, and from $135.5 million for fiscal 2018 to $140.1 million for fiscal 2019. We expect to continue to incur net losses for the foreseeable future as we continue to invest in our business, and our sales capabilities in particular, to address our large market opportunity.

Industry Background

Cybersecurity Threats are Greater than Ever

          Today's cybersecurity threat landscape is more dangerous than ever. Breaches are complex and often executed over multiple steps known in the industry as the threat lifecycle. The typical threat lifecycle starts with an initial exploit to enter a system, historically using malware, but increasingly using malware-free or fileless methods, to penetrate endpoints and establish a beachhead inside the corporate perimeter. Once inside, adversaries move laterally across the corporate environment where they collect credentials and escalate privileges enabling the typical adversary to download a larger, more destructive malware program or connect with an external control source. At this stage in the threat lifecycle, the adversary is able to encrypt, destroy, or silently exfiltrate sensitive data.

          Increasingly, adversaries are well-trained, possess significant technological and human resources, and are highly deliberate and targeted in their attacks. Adversaries today range from militaries and intelligence services of well-funded nation-states to sophisticated criminal organizations who are motivated by financial gains to hackers leveraging readily available advanced techniques. These groups and individuals are responsible for many breaches that involve theft or holding hostage financial data, intellectual property, and trade secrets. On a number of occasions, adversaries have launched devastating, destructive attacks that have caused significant business disruption and billions of dollars in cumulative losses.

Proliferation of Workloads Expanding the Attack Surface

          The rise of cloud computing, workforce mobility, and growth in connected devices has created a rapid expansion of workloads across endpoints and industries. According to a 2018 Cisco white paper, the number of connected devices is expected to reach 28.5 billion by 2022, up from 18 billion in 2017. As a result, devices, applications, and data are highly distributed and diverse, challenging organizations to monitor and protect all of their workloads running on various endpoints. The adoption of many of these technologies and the resulting disappearance of the corporate perimeter have expanded the attack surface and left many organizations increasingly vulnerable to breach. Today, workloads running on endpoints, such as laptops and servers, are the primary targets in a security attack since they are vulnerable and frequently are repositories of valuable and sensitive data, including intellectual property, authentication credentials, personally identifiable information, financial information, and other digital assets. As new workloads are provisioned on emerging mobile and IoT devices, oftentimes residing outside of the corporate perimeter, increasingly more sensitive and mission critical data will be generated and stored on these endpoints as well.

On-Premise Security Architectures are Constrained

          On-premise products are siloed, lack integration, and have limited ability to collect, process, and analyze vast amounts of data—attributes that are required to be effective in today's increasingly dynamic threat landscape. Legacy vendors often deploy more agents to the endpoint as they layer on a patchwork of additional point product capabilities. This approach burdens endpoints by consuming additional storage space, memory, and processor capacity, degrading end user experience without providing effective security. In addition, integrating and maintaining numerous products, data repositories, and infrastructures across highly distributed enterprise environments is a costly and resource-intensive process for already thinly-staffed security teams.

Other Existing Security Products have Limitations

          Legacy Signature-based Products.    Signature-based products are designed to detect attacks that are already catalogued in a repository of previously identified threats, but are not capable of preventing unknown threats or stopping associated breaches. Many significant breaches seen in the last two decades have involved a failure of the legacy signature-based antivirus product to detect a previously unknown or modified version of a previously known attack.

          Malware-focused Machine Learning Products.    Traditionally, organizations have focused on protecting their networks and endpoints against malware-based attacks. These attacks involve malware built for the specific purpose of performing malicious activities, stealing data, or destroying systems. A malware-centric defensive approach will leave the organization vulnerable to attacks that do not leverage malware. According to data from our customer base indexed by Threat Graph, 40% of detections in the second quarter of fiscal 2018 were not malware-based, but instead leveraged legitimate tools built into modern operating systems, enabling attackers to accomplish their objectives without writing files to the endpoint, making them more difficult for a traditional antivirus product to detect.

          Application Whitelisting Products.    Application whitelisting products resort to an "always allow" or "always block" policy on an endpoint in order to allow or prevent processes from executing. Whitelisting relies in part on manually creating and maintaining a complex list of rules, burdening end users and IT organizations. In order to avoid these management challenges, IT organizations often create special exceptions to the whitelist that attackers leverage to compromise endpoints. Furthermore, fileless attacks can exploit legitimate whitelisted applications, compromising the integrity of the whitelisting product.

          Network-centric Security Products.    Traditional network security vendors have focused their products on perimeter-based protection. However, these approaches have decreased in relevance and effectiveness as employees and workplace devices have expanded beyond the firewall and the use of encrypted traffic has increased, creating blind spots and vulnerabilities that attackers are able to exploit. As the number of endpoints proliferates, this layer of defense cannot adequately protect information-rich endpoints and workloads that are outside the corporate perimeter.

          Bolt-on Cloud Products.    Many on-premise vendors have introduced cloud offerings by putting their on-premise products in the cloud. Such single-tenant products were not designed to run in the cloud and therefore continue to be siloed, lack integration, and possess limited scalability to identify threats across their customer base in real time. In addition, such products are complex to deploy, difficult to scale, brittle to maintain, costly to own, and can be ineffective in stopping breaches. Any product that was originally designed for on-premise deployments and migrated to the cloud cannot, by definition, be a cloud native solution.

Creation of the Security Cloud

          Over the last 15 years, cloud computing has revolutionized many industries in enterprise software and created significant shifts in market share away from incumbents with on-premise or single instance cloud offerings. The purpose-built, cloud native leaders that began from scratch with multi-tenant architectures, single data models, and SaaS business models have defined entirely new categories such as CRM Cloud, HR Cloud, and Service Management Cloud. We believe we are doing the same for security.

          An effective solution to address the modern cybersecurity threat landscape should combine multiple methods into an integrated, data-driven, automated, and open cloud-based platform in order to provide comprehensive breach protection across the entire threat lifecycle. Such a platform requires collecting, processing, analyzing, and correlating vast amounts of high fidelity endpoint events in the cloud. This platform needs to operate at web-scale, process events in real time, possess an open architecture, and benefit from the network effects of crowdsourced data to understand attacks that happen across millions of endpoints. We believe only a cloud native approach can address today's threat landscape.

          We believe we are defining a new category called the Security Cloud.

Our Solution

          With our Falcon platform, we created the first multi-tenant, cloud native, open, intelligent security solution capable of protecting workloads across on-premise, virtualized, and cloud-based environments running on a variety of endpoints such as laptops, desktops, servers, virtual machines, and IoT devices. Our solution consists of our single intelligent lightweight agent and our powerful and dynamic cloud-based database Threat Graph. These two tightly integrated proprietary technologies continually collect, process, analyze and correlate vast amounts of high fidelity data across the entire threat lifecycle using a combination of AI and behavioral pattern-matching techniques to stop breaches. We implement this approach by crowdsourcing data across our entire customer base and taking advantage of economies of scale, which we believe enables our AI algorithms to be uniquely effective. Our cloud-based AI is also automatically shared with every customer in our community in real time. We combine multiple methods of detection, prevention, and response to known and unknown threats as well as malware and malware-free techniques across the threat lifecycle.

          Our Falcon platform integrates 10 cloud modules via a SaaS subscription-based model that spans multiple large security markets, including endpoint security, security and IT operations (including vulnerability management), and threat intelligence to deliver comprehensive breach protection even against today's most sophisticated attacks. Our single data model and open cloud architecture enable us and third-party partners to rapidly innovate, build, and deploy new cloud modules to provide our customers with additional functionality across a myriad of use cases.

          Our cloud modules currently span the following categories:

  •
  Endpoint Security:    Our next-generation antivirus, EDR, and device control modules combine machine learning and advanced behavioral techniques to defend against malware and malware-free attacks, allow for continuous and comprehensive visibility and analysis of endpoint activity, and provide administrators with visibility and granular control across USB peripheral devices.

  •
  Security and IT Operations:    We offer modules addressing IT hygiene, scan-less vulnerability management, a turnkey response and remediation solution, as well as a threat hunting solution that is powered by a team of elite security experts leveraging Threat Graph.

  •
  Threat Intelligence:    Our threat research, malware search engine, and malware analysis modules provide automated assistance to review detected threats, conduct malware research, and detonate suspicious files securely.

          We recently launched the CrowdStrike Store, which is the first open cloud-based application Platform as a Service, or PaaS, for cybersecurity. The CrowdStrike Store introduces a unified Security Cloud ecosystem of trusted partners and applications to our customers. The CrowdStrike Store allows customers to rapidly and easily discover, try, and purchase applications from both trusted partners and CrowdStrike without needing to deploy and manage additional agents and infrastructures or go through lengthy sales, integration, or implementation processes. The CrowdStrike Store allows partners to bring new security applications to the market and efficiently target our customer base. Leveraging our Falcon platform, partners can develop applications that address our customers' needs without having to develop and support their own agents, invest in underlying infrastructure, or hire additional sales personnel. We believe the CrowdStrike Store will cultivate a rich, innovative, and trusted ecosystem between our partners and customers, increasing the overall value of our Falcon platform.

          Earlier this year, we announced CrowdStrike Falcon for Mobile, the first enterprise EDR solution for mobile devices, which we expect will be commercially available later this year. Falcon for Mobile enables security teams to hunt for advanced threats on mobile devices while providing enhanced visibility into malicious, unwanted, or accidental access to sensitive corporate data, while protecting user privacy and without impacting device performance. Falcon for Mobile closes the gap between disparate mobile endpoint and enterprise defense solutions by leveraging our cloud-native platform and single-agent architecture.

Key Benefits of Our Solution

  •
  The Power of the Crowd.    Our crowdsourced data enables all of our customers to benefit from contributing to Threat Graph. As more high fidelity data is fed into our Falcon platform, there is more data to train our AI models with, increasing the overall efficacy of our Falcon platform. This benefits our customers and supports our efforts to gain more customers, creating a powerful network effect.

  •
  High Efficacy with Low False Positives.    Our Falcon platform collects, processes, correlates, and analyzes high fidelity data on both real-world attacks and benign behavioral patterns to continually train and enhance our algorithms, resulting in industry-leading threat detection and low false positive rates.

  •
  Consolidation of Siloed Products.    Our platform enables our customers to reduce or streamline their siloed and layered security products, simplifying operations while providing a comprehensive solution.

  •
  Consolidation of Agents.    All of our cloud modules are powered by a single intelligent agent, allowing customers to consolidate and remove numerous agents from their infrastructure and restore endpoint performance.

  •
  Rapid Time to Value.    We streamline the deployment process by providing cloud-delivered security with protection policies that work from day one, eliminating lengthy implementation periods and professional services engagements.

  •
  Constant Protection Anywhere.    Our cloud-based model allows us to secure any type of workload across a variety of customer endpoints such as laptops, desktops, servers, virtual machines, and IoT devices. In addition, once our agent is deployed on an endpoint it continues to protect the endpoint and track activity even when offline.

  •
  Elite Security Team as a Force Multiplier.    OverWatch, our threat hunting cloud module, combines world class human intelligence from our elite security experts with the power of Threat Graph.

  •
  Bridging the Security Skills Gap through Automation.    Our solution automates certain previously manual tasks, freeing up personnel to focus on their most important objectives. Our Falcon Complete module provides a turnkey solution that combines endpoint security with remediation and response capabilities.

  •
  Lowering Total Cost of Ownership.    Our cloud-based platform eliminates our customers' need for initial or ongoing purchases of hardware and does not require their personnel to configure, implement, or integrate disparate point products.

Our Opportunity

          Our customers utilize our Falcon platform and cloud modules across a wide variety of use cases. Our total addressable market initially began as a replacement opportunity in the corporate endpoint security market, but has significantly expanded due to rapid innovation and adoption of our cloud modules across additional security and non-security markets. In addition, our increasing market opportunity is driven by the proliferation of enterprise mobility, adoption of cloud computing, the benefits of big data, and an increasingly dynamic and intensifying threat landscape.

          Our approach to protecting workloads running on the endpoint is unique and innovative. Because of our architecture, our Falcon platform is the first solution to natively address multiple security markets, including markets not typically associated with endpoint security. Today, the five markets we address are comprised of:

          Corporate Endpoint Security.    In 2013, we launched what is now Falcon OverWatch and our Falcon Insight cloud module, and in 2017 we launched Falcon Prevent, to disrupt the EDR and next-generation antivirus markets, respectively. IDC estimates that the global market for these segments will be $7.6 billion in 2019, and is expected to reach $8.7 billion in 2021.

          Threat Intelligence.    In 2012, we released what is now our Falcon X cloud module to address the threat intelligence market. IDC estimates that the global market for this segment will be $1.6 billion in 2019, and is expected to reach $2.0 billion in 2021.

          Security and Vulnerability Management.    In 2017, we released our Falcon Spotlight cloud module to address the vulnerability management market. IDC estimates that the global market for this segment will be $8.4 billion in 2019, and is expected to reach $10.4 billion in 2021.

          IT Service Management Software.    In 2017, we released our Falcon Discover cloud module to address our first non-security market of IT Asset Management. IDC estimates that the global market for this segment will be $2.6 billion in 2019, and is expected to reach $3.1 billion in 2021.

          Managed Security Services.    In 2018, we released our Falcon Complete cloud module to address the managed security services market. IDC estimates the global market for this segment will be $24.8 billion in 2019, and is expected to reach $29.6 billion in 2021. We estimate that our directly addressable opportunity in this segment is approximately $4.4 billion in 2019 and will reach $5.1 billion in 2021. In assessing the size of our addressable opportunity in this segment, we compared estimates from third party reports of the size of the corporate endpoint security market in which we operate to the size of the total IT security products market in the relevant year to infer the portion of the managed security services market in such year that would be addressable by our offerings.

          Combining these segments, our global opportunity is estimated to be $24.6 billion in 2019, and is expected to reach $29.2 billion in 2021.

          We believe our Falcon platform provides broad applicability and functionality across the security and IT operations markets. We plan on continuing to leverage our endpoint data sets to rapidly innovate and create new cloud modules that we believe will significantly expand our market opportunity over time. In addition, we believe more workloads will be run on endpoints such as IoT devices, generating and storing increasing amounts of sensitive, mission critical data. We believe our Falcon platform will be best suited to address such workloads that often reside outside of the corporate perimeter and require a cloud native solution for pervasive protection.

Growth Strategy

  •
  Grow Our Customer Base by Replacing Legacy and Other Endpoint Security Products.    We grew our subscription customer base by 1,274 customers from 1,242 at January 31, 2018 to 2,516 at January 31, 2019, representing a 103% increase. We will continue to invest in customer acquisition programs, including our channel partnerships, and new programs like our recently launched free trial program of Falcon Prevent that is easily downloaded from our website and AWS Marketplace.

  •
  Further Penetrate Existing Customers.    When customers deploy our lightweight agent, they can easily add additional cloud modules. While some new customers initially deploy our Falcon platform broadly across the organization, others elect to deploy only in selected business units and later deploy on additional endpoints and subscribe to additional modules. The power of our land-and-expand strategy is evidenced by our 147% dollar-based net retention rate as of January 31, 2019.

  •
  Leverage our Falcon Platform to Enter New Markets.    Since 2016, we have launched seven new cloud modules on our platform. Because our lightweight agent collects diverse endpoint data once for repeated use, we can expand our addressable market by rapidly adding new cloud modules that leverage this data. We intend to continue to develop new cloud modules for broader endpoint use cases such as IT configuration management, performance monitoring, and IT operations that leverage this data as well as new classes of endpoints such as those created by IoT.

  •
  Broaden Reach into New Customer Segments.    While we initially targeted large sophisticated enterprises, we have expanded our go-to-market efforts to include customers of all sizes with a dedicated inside sales team focused on smaller organizations. We continue to look for new ways to broaden our reach into new customer segments.

  •
  Broaden Reach into the U.S. Federal Government Vertical.    We are investing in the acquisition of customers in the U.S. federal government vertical. Our platform recently received Federal Risk and Authorization Management Program, or FedRAMP, compliance certification and has been added to the Department of Homeland Security's Continuous Diagnostics and Mitigation Approved Products List to provide federal agencies with innovative security tools. In addition, our platform is deployed in the AWS GovCloud.

  •
  Expand Our International Footprint.    We intend to grow our international customer base by increasing our investments in our overseas operations, including adding headcount in Europe, the Middle East, Asia-Pacific, and Japan, and establishing overseas data centers.

  •
  Extend our Falcon Platform and Ecosystem.    We designed our architecture to be open, interoperable, and highly extensible. We intend to invest in our ecosystem and partner relationships to extend the functionality of our platform and support new use cases that take advantage of the high fidelity data in our Threat Graph. As one such example, we recently launched the CrowdStrike Store, the first open cloud-based application PaaS for cybersecurity and the industry's first unified security cloud ecosystem of trusted third-party applications.

Risks Associated with Our Business

          Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this prospectus summary. These risks include, but are not limited to, the following:

  •
  We have experienced rapid growth in recent periods, and if we do not manage our future growth, our business and results of operations will be adversely affected.

  •
  We have a history of losses and may not be able to achieve or sustain profitability in the future.

  •
  Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

  •
  If organizations do not adopt cloud-based SaaS-delivered endpoint security solutions, our ability to grow our business and results of operations may be adversely affected.

  •
  If we are unable to attract new customers, our future results of operations could be harmed.

  •
  If our customers do not renew their subscriptions for our products and add additional cloud modules to their subscriptions, our future results of operations could be harmed.

  •
  We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition, and results of operations.

  •
  If our solutions fail or are perceived to fail to detect or prevent incidents or have or are perceived to have defects, errors, or vulnerabilities, our brand and reputation would be harmed, which would adversely affect our business and results of operations.

  •
  As a cybersecurity provider, we have been, and expect to continue to be, a target of cyberattacks. If our internal networks, systems, or data are or are perceived to have been breached, our reputation may be damaged and our financial results may be negatively affected.

  •
  Our business is focused on cloud-based data analytics, and cybersecurity, privacy, and other regulations may affect how we collect and process certain types of data.

  •
  We rely on third-party data centers, such as Amazon Web Services, and our own colocation data centers, to host and operate our Falcon platform, and any disruption of or interference with our use of these facilities may negatively affect our ability to maintain the performance and reliability of our Falcon platform, which could cause our business to suffer.

  •
  If we do not effectively expand and train our direct sales force, we may be unable to add new customers or increase sales to our existing customers, and our business will be adversely affected.

  •
  Our results of operations may fluctuate significantly, which could make our future results difficult to predict and could cause our results of operations to fall below expectations.

  •
  Claims by others that we infringe their proprietary technology or other intellectual property rights could result in significant costs and substantially harm our business, financial condition, results of operations, and prospects.

  •
  The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock (or options or other securities convertible into or exercisable for our capital stock) prior to the completion of this offering, including our executive officers, employees, directors, current principal stockholders, and their affiliates, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval. Upon the completion of this offering, our executive officers, directors, each of our stockholders that currently owns more than five percent of our outstanding capital stock, and their respective affiliates will hold, in aggregate,        % of the voting power of our outstanding capital stock. Furthermore, three of our current stockholders and their affiliates will hold, in aggregate,       % of the voting power of our outstanding capital stock.

Channels for Disclosure of Information

          Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.crowdstrike.com), press releases, public conference calls, and public webcasts.

          Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

          CrowdStrike, Inc. was incorporated in the state of Delaware in August 2011. We then incorporated CrowdStrike Holdings, Inc. in the state of Delaware in November 2011, which acquired all shares of CrowdStrike, Inc. held by Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P., or Warburg Pincus, such that CrowdStrike, Inc. became our wholly-owned subsidiary. Our principal executive offices are located at 150 Mathilda Place, Suite 300, Sunnyvale, California 94086, and our telephone number is (888) 512-8906. Our website address is www.crowdstrike.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

          The CrowdStrike design logo, "CrowdStrike," "CrowdStrike Falcon," "CrowdStrike Threat Graph," and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of CrowdStrike Holdings, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

 Implications of Being an Emerging Growth Company

          We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

  •
  the requirement to present only two years of audited financial statements and only two years of related management's discussion and analysis in this prospectus;

  •
  an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

  •
  an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

  •
  reduced disclosure about our executive compensation arrangements; and

  •
  an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

          We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. We will remain an emerging growth company until the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

          Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price. See the section titled "Risk Factors—Risks Related to Our Business—Our reported financial results may be affected by changes in accounting principles generally accepted in the United States, such as the adoption of ASC 606, and difficulties in implementing these changes could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us."

 The Offering

Class A common stock offered by us	shares
Class A common stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their option to purchase additional shares in full)
Class B common stock to be outstanding after this offering	shares
Total Class A and Class B common stock to be outstanding after this offering	shares
Underwriters' option to purchase additional shares of Class A common stock from us	shares ( shares, if the underwriters exercise their option to purchase additional shares in full)
Use of proceeds

We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $                   million (or approximately $                   million if the underwriters' option to purchase additional shares of our Class A common stock from us is exercised in full), based upon the assumed initial public offering price of $                   per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, sales and marketing activities, research and development, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, products, or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or investments. See the section titled "Use of Proceeds" for additional information.

Voting rights	Shares of our Class A common stock will be entitled to one vote per share.
Shares of our Class B common stock will be entitled to ten votes per share.

The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders unless otherwise required by Delaware law or our amended and restated certificate of incorporation. See "Description of Capital Stock."

Concentration of ownership

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock (or options or other securities convertible into or exercisable for our capital stock) prior to the completion of this offering, including our executive officers, employees, directors, current principal stockholders, and their affiliates, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. Upon the completion of this offering, our executive officers, directors, each of our stockholders that currently owns more than five percent of our outstanding capital stock, and their respective affiliates will hold, in aggregate,            % of the voting power of our outstanding capital stock. Furthermore, three of our current stockholders and their affiliates will hold, in aggregate,            % of the voting power of our outstanding capital stock. For more information, see "Principal Stockholders."

All shares of Class B common stock will automatically convert into shares of our Class A common stock on the earliest of (i) the date specified by the holders of two-thirds of the then outstanding shares of our Class B common stock, (ii) the date on which the number of outstanding shares of our Class B common stock represents less than 5% of the number of outstanding shares of our Class A common stock and our Class B common stock, taken together as a single class, which calculation excludes certain Acquisition Securities, as defined in our amended and restated certificate of incorporation to be in effect after the completion of this offering and (iii) the date that is nine months after the death or permanent and total disability of our founder, George Kurtz, provided that such date may be extended by a majority of the independent members of our board of directors to a date that is not longer than 18 months from the date of such death or disability. For more information, see "Description of Capital Stock."

Proposed Nasdaq Global Select Market trading symbol	"CRWD"

          The number of shares of our common stock that will be outstanding after this offering is based on 178,688,971 shares of our Class B common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of January 31, 2019, and excludes:

  •
  26,535,487 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of January 31, 2019, with a weighted-average exercise price of $3.87 per share;

  •
  4,059,407 shares of our Class B common stock issuable upon the satisfaction of a performance-based vesting condition pursuant to restricted stock units, or RSUs, outstanding as of January 31, 2019;

  •
  336,386 shares of our Class B common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase 336,386 shares of our redeemable convertible preferred stock that were outstanding as of January 31, 2019, with a weighted-average exercise price of $2.94 per share; and

  •
  shares of our Class A common stock reserved for future issuance under our equity compensation plans, including:

  •
                    shares of our Class A common stock to be reserved for future issuance under our 2019 Equity Incentive Plan, or our 2019 Plan, which will become effective prior to the completion of this offering;

  •
  1,540,071 shares of our Class B common stock reserved for future issuance under our Amended and Restated 2011 Stock Incentive Plan, or our 2011 Plan, as of January 31, 2019. Shares reserved for issuance under our 2011 plan will be added to the shares of our Class A common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness; and

  •
                    shares of our Class A common stock to be reserved for future issuance under our 2019 Employee Stock Purchase Plan, or our ESPP, which will become effective prior to the completion of this offering.

          Our 2019 Plan and ESPP each provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2019 Plan also provides for increases to the number of shares of our Class A common stock that may be granted thereunder based on shares under our 2011 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled "Executive Compensation—Employee Benefit and Stock Plans."

          Except as otherwise indicated, all information in this prospectus assumes:

  •
  the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

  •
  the automatic conversion of an aggregate of 131,267,586 shares of our redeemable convertible preferred stock outstanding as of January 31, 2019, into an equivalent number of shares of our Class B common stock, which will occur immediately prior to the completion of this offering;

  •
  the automatic conversion of our redeemable convertible preferred stock warrants to Class B common stock warrants, and the resulting reclassification of our redeemable convertible preferred stock warrant liability to additional paid-in-capital, which will occur immediately prior to the completion of this offering;

  •
  no exercise of outstanding options or warrants and no settlement of outstanding RSUs subsequent to January 31, 2019; and

  •
  no exercise by the underwriters of their option to purchase additional shares of our Class A common stock from us.

Summary Consolidated Financial and Other Data

          The following table summarizes our consolidated financial data. The summary consolidated statements of operations data presented below for fiscal 2017, fiscal 2018, and fiscal 2019 and the consolidated balance sheet data presented below as of January 31, 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data should be read together with our audited consolidated financial statements and the related notes, as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended January 31,
	2017	2018	2019
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue
Subscription	$37,895	$92,568	$219,401
Professional services	14,850	26,184	30,423

Total revenue	52,745	118,752	249,824

Cost of revenue(1)
Subscription	24,378	39,857	69,208
Professional services	9,628	14,629	18,030

Total cost of revenue	34,006	54,486	87,238

Gross profit	18,739	64,266	162,586

Operating expenses
Sales and marketing(1)	53,748	104,277	172,682
Research and development(1)	39,145	58,887	84,551
General and administrative(1)	16,402	32,542	42,217

Total operating expenses	109,295	195,706	299,450

Loss from operations	(90,556)	(131,440)	(136,864)
Interest expense	(615)	(1,648)	(428)
Other expense, net	(82)	(1,473)	(1,418)

Loss before provision for income taxes	(91,253)	(134,561)	(138,710)
Provision for income taxes	(87)	(929)	(1,367)

Net loss	$(91,340)	$(135,490)	$(140,077)

Accretion of redeemable convertible preferred stock	(17,012)	(5,853)	—

Net loss attributable to common stockholders	$(108,352)	$(141,343)	$(140,077)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.73)	$(3.38)	$(3.12)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	39,706	41,876	44,863

Pro forma net loss per share, basic and diluted (unaudited)(2)			$(0.80)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(2)			171,202

(1)
Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Cost of revenue	$91	$341	$894
Sales and marketing	638	1,386	5,175
Research and development	561	3,429	7,815
General and administrative	704	7,187	6,621

Total stock-based compensation expense	$1,994	$12,343	$20,505

(2)
See Note 2 and Note 15 to our consolidated financial statements elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to our common stockholders, our basic and diluted pro forma net loss per share, and the weighted-average number of shares used in the computation of the per share amounts.

	As of January 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$88,408	$88,408
Working capital(4)	49,968	49,968
Total assets	433,219	433,219
Deferred revenue, current and noncurrent	290,067	290,067
Redeemable convertible preferred stock	557,912	—
Accumulated deficit	(519,126)	(529,488)
Total stockholders' equity (deficit)	(487,793)	74,656

(1)
The pro forma column in the balance sheet data above reflects (i) the automatic conversion of an aggregate of 131,267,586 shares of our outstanding redeemable convertible preferred stock into an equivalent number of Class B common stock immediately prior to the completion of this offering, (ii) the automatic conversion of the redeemable convertible preferred stock warrants to Class B common stock warrants, and the resulting reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in-capital, (iii) stock-based compensation expense of approximately $10.4 million associated with RSUs subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware.
(2)
The pro forma as adjusted column further reflects the receipt of $              million in net proceeds from our sale of             shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)
Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the assumed offering price range set forth on the cover of this prospectus, would increase or decrease, as applicable the amount of our pro forma cash and cash equivalents, working capital, total assets, and total stockholders' equity by $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma cash and cash equivalents, working capital, total assets, and total stockholders' equity by $              million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.
(4)
Working capital is defined as current assets less current liabilities.

Key Metrics

          We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe the following metrics are useful in evaluating our business.

Subscription Customers

          We believe that our ability to increase the number of subscription customers on our platform is an indicator of our market penetration, the growth of our business, and our potential future business opportunities. We have a history of growing the number of customers who subscribe to our Falcon platform, which does not include customers solely of our incident response and proactive services. We have consistently increased the number of subscription customers period-over-period, and we expect this trend to continue as we increase the number of subscription customers who are small and medium sized businesses, and as larger enterprises continue to replace or supplement their legacy on-premise security products. The following table sets forth the number of subscription customers as of the dates presented:

	As of January 31,
	2017	2018	2019
Subscription customers	450	1,242	2,516
Year-over-year growth	173%	176%	103%

Annual Recurring Revenue

          We believe that ARR is a key metric to measure our business because it is driven by our ability to acquire new subscription customers and to maintain and expand our relationship with existing subscription customers. ARR is calculated as the annualized value of our customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms. The following table sets forth our ARR as of the dates presented:

	As of January 31,
	2017	2018	2019
	(dollars in thousands)
Annual recurring revenue	$58,758	$141,314	$312,656
Year-over-year growth	110%	140%	121%

Dollar-Based Net Retention Rate

          We believe that our ability to retain and grow the subscription revenue generated from our existing subscription customers is an indicator of the long-term value of our subscription customer relationships and our potential future business opportunities. We track our performance in this area by measuring our dollar-based net retention rate, which compares our ARR from a set of subscription customers against the same metric for those subscription customers from the prior year. Our dollar-based net retention rate reflects customer renewals, expansion, contraction and churn, and excludes revenue from our incident response and proactive services. Since January 2016, our dollar-based net retention rate has consistently exceeded 100%, which is primarily attributable to an expansion of endpoints within, and cross-selling additional cloud modules to, our existing subscription customers. We calculate our dollar-based net retention rate as of a period end by starting with the ARR from all subscription customers as of 12 months prior to such period end, or Prior Period ARR. We then calculate the ARR from these same subscription customers as of the current period end, or Current Period ARR. Current Period ARR includes any expansion and is net of contraction or churn over the trailing 12 months but excludes revenue from new subscription customers in the current period. We then divide the Current Period ARR by the Prior Period ARR to arrive at our dollar-based net retention rate. The following table sets forth the dollar-based net retention rates as of the dates presented:

	As of January 31,
	2017	2018	2019
Dollar-based net retention rate	104%	119%	147%

Non-GAAP Financial Measures

          We believe that, in addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, non-GAAP subscription gross profit, non-GAAP subscription gross margin, non-GAAP loss from operations, non-GAAP operating margin, free cash flow, and free cash flow margin are useful in evaluating our business, results of operations and financial condition.

          See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for explanations of how we calculate these measures and for reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

	Year Ended January 31,
	2017	2018	2019
	(dollars in thousands)
Subscription gross profit	$13,517	$52,711	$150,193
Non-GAAP subscription gross profit	$13,664	$53,087	$151,209
Subscription gross margin	36%	57%	68%
Non-GAAP subscription gross margin	36%	57%	69%
Loss from operations	$(90,556)	$(131,440)	$(136,864)
Non-GAAP loss from operations	$(88,465)	$(118,302)	$(115,776)
Operating margin	(172)%	(111)%	(55)%
Non-GAAP operating margin	(168)%	(100)%	(46)%
Net cash used in operating activities	$(51,998)	$(58,766)	$(22,968)
Net cash used in investing activities	$(11,854)	$(28,330)	$(142,030)
Net cash provided by financing activities	$17,460	$126,831	$190,389
Free cash flow	$(64,645)	$(94,992)	$(65,613)
Net cash used in operating activities as a percentage of revenue	(99)%	(49)%	(9)%
Free cash flow margin	(123)%	(80)%	(26)%

Non-GAAP Subscription Gross Profit and Non-GAAP Subscription Gross Margin

          We define non-GAAP subscription gross profit and non-GAAP subscription gross margin as GAAP subscription gross profit and GAAP subscription gross margin, respectively, excluding stock-based compensation expense and amortization of acquired intangible assets. We believe non-GAAP subscription gross profit and non-GAAP subscription gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these eliminate the effects of certain variables from period to period for reasons unrelated to our overall operating performance.

Non-GAAP Loss from Operations and Non-GAAP Operating Margin

          We define non-GAAP loss from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets, and acquisition related expenses. We believe non-GAAP loss from operations and non-GAAP operating margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics generally eliminate the effects of certain variables from period to period for reasons unrelated to our overall operating performance.

Free Cash Flow and Free Cash Flow Margin

          Free cash flow is a non-GAAP financial measure that we define as net cash used in operating activities less purchases of property and equipment, capitalized internal-use software, acquisition of intangible assets, and cash used for business combinations. Free cash flow margin is calculated as free cash flow divided by total revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity that provide information to management and investors, even if negative, as they provide useful information about the amount of cash consumed by our operating activities that is not available to be used for purchases of property and equipment and other strategic initiatives. For example, as free cash flow is negative, we will need to access cash reserves or other sources of capital for these investments. One limitation of free cash flow and free cash flow margin is that they do not reflect our future contractual commitments. Additionally, free cash flow does not represent the total increase or decrease in our cash balance for a given period.

RISK FACTORS

          Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment.

 Risks Related to Our Business and Industry

We have experienced rapid growth in recent periods, and if we do not manage our future growth, our business and results of operations will be adversely affected.

          We have experienced rapid revenue growth in recent periods and we expect to continue to invest broadly across our organization to support our growth. For example, our headcount grew from 324 employees as of January 31, 2016, to 550 employees as of January 31, 2017, to 910 employees as of January 31, 2018, to 1,455 employees as of January 31, 2019. Although we have experienced rapid growth historically, we may not sustain our current growth rates nor can we assure you that our investments to support our growth will be successful. The growth and expansion of our business will require us to invest significant financial and operational resources and the continuous dedication of our management team. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in evolving industries, including market acceptance of our Falcon platform, adding new customers, intense competition, and our ability to manage our costs and operating expenses. Our future success will depend in part on our ability to manage our growth effectively, which will require us to, among other things:

  •
  effectively attract, integrate, and retain a large number of new employees, particularly members of our sales and marketing and research and development teams;

  •
  further improve our Falcon platform, including our cloud modules, and IT infrastructure, including expanding and optimizing our data centers, to support our business needs;

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  enhance our information and communication systems to ensure that our employees and offices around the world are well coordinated and can effectively communicate with each other and our growing base of channel partners and customers; and

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  improve our financial, management, and compliance systems and controls.

          If we fail to achieve these objectives effectively, our ability to manage our expected growth, ensure uninterrupted operation of our Falcon platform and key business systems, and comply with the rules and regulations applicable to our business could be impaired. Additionally, the quality of our platform and services could suffer and we may not be able to adequately address competitive challenges. Any of the foregoing could adversely affect our business, results of operations, and financial condition.

We have a history of losses and may not be able to achieve or sustain profitability in the future.

          We have incurred net losses in all periods since our inception, and we may not achieve or maintain profitability in the future. We experienced net losses of $91.3 million, $135.5 million,

$140.1 million for fiscal 2017, fiscal 2018, and fiscal 2019, respectively. As of January 31, 2019, we had an accumulated deficit of $519.1 million. While we have experienced significant growth in revenue in recent periods, we cannot predict when or whether we will reach or maintain profitability. We also expect our operating expenses to increase in the future as we continue to invest for our future growth, which will negatively affect our results of operations if our total revenue does not increase. We cannot assure you that these investments will result in substantial increases in our total revenue or improvements in our results of operations. In addition to the anticipated costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. Any failure to increase our revenue as we invest in our business or to manage our costs could prevent us from achieving or maintaining profitability or positive cash flow.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

          We were founded in November 2011 and launched our first endpoint security solution in 2013. Our limited operating history makes it difficult to evaluate our current business, future prospects, and other trends, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks, uncertainties, and difficulties frequently experienced by rapidly growing companies in evolving industries, including our ability to achieve broad market acceptance of cloud-based, SaaS-delivered endpoint security solutions and our Falcon platform, attract additional customers, grow partnerships, compete effectively, build and maintain effective compliance programs, and manage increasing expenses as we continue to invest in our business. If we do not address these risks, uncertainties, and difficulties successfully, our business, and results of operations will be harmed. Further, we have limited historical financial data, and we operate in a rapidly evolving market. As a result, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

If organizations do not adopt cloud-based SaaS-delivered endpoint security solutions, our ability to grow our business and results of operations may be adversely affected.

          We believe our future success will depend in large part on the growth, if any, in the market for cloud-based SaaS-delivered endpoint security solutions. The use of SaaS solutions to manage and automate security and IT operations is at an early stage and rapidly evolving. As such, it is difficult to predict its potential growth, if any, customer adoption and retention rates, customer demand for our solutions, or the success of existing competitive products. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our solutions and those of our competitors. If our solutions do not achieve widespread adoption or there is a reduction in demand for our solutions due to a lack of customer acceptance, technological challenges, competing products, privacy concerns, decreases in corporate spending, weakening economic conditions or otherwise, it could result in early terminations, reduced customer retention rates, or decreased revenue, any of which would adversely affect our business, results of operations, and financial results. We do not know whether the trend in adoption of cloud-based SaaS-delivered endpoint security solutions we have experienced in the past will continue in the future. Furthermore, if we or other SaaS security providers experience security incidents, loss or disclosure of customer data, disruptions in delivery, or other problems, the market for SaaS solutions as a whole, including our security solutions, will be negatively affected. You should consider our business and prospects in light of the risks and difficulties we encounter in this new and evolving market.

If we are unable to attract new customers, our future results of operations could be harmed.

          To expand our customer base, we need to convince potential customers to allocate a portion of their discretionary budgets to purchase our Falcon platform. Our sales efforts often involve educating our prospective customers about the uses and benefits of our Falcon platform. Enterprises and governments that use legacy security products, such as signature-based or malware-based products, firewalls, intrusion prevention systems, and antivirus, for their IT security may be hesitant to purchase our Falcon platform if they believe that these products are more cost effective, provide substantially the same functionality as our Falcon platform or provide a level of IT security that is sufficient to meet their needs. We may have difficulty convincing prospective customers of the value of adopting our solution. Even if we are successful in convincing prospective customers that a cloud native platform like ours is critical to protect against cyberattacks, they may not decide to purchase our Falcon platform for a variety of reasons some of which are out of our control. For example, any future deterioration in general economic conditions may cause our customers to cut their overall security and IT operations spending, and such cuts may fall disproportionately on cloud-based security solutions like ours. Economic weakness, customer financial difficulties, and constrained spending on security and IT operations may result in decreased revenue and adversely affect our results of operations and financial conditions. Additionally, if the incidence of cyberattacks were to decline, or enterprises or governments perceive that the general level of cyberattacks has declined, our ability to attract new customers and expand sales of our solutions to existing customers could be adversely affected. If organizations do not continue to adopt our Falcon platform, our sales will not grow as quickly as anticipated, or at all, and our business, results of operations, and financial condition would be harmed.

If our customers do not renew their subscriptions for our products and add additional cloud modules to their subscriptions, our future results of operations could be harmed.

          In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions for our Falcon platform when existing contract terms expire, and that we expand our commercial relationships with our existing customers by selling additional cloud modules and by deploying to more endpoints in their environments. Our customers have no obligation to renew their subscription for our Falcon platform after the expiration of their contractual subscription period, which is generally one year, and in the normal course of business, some customers have elected not to renew. In addition, our customers may renew for shorter contract subscription lengths or cease using certain cloud modules. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our services, our pricing, customer security and networking issues and requirements, our customers' spending levels, decreases in the number of endpoints to which our customers deploy our solutions, mergers and acquisitions involving our customers, industry developments, competition and general economic conditions. If our efforts to maintain and expand our relationships with our existing customers are not successful, our business, results of operations, and financial condition may materially suffer.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition, and results of operations.

          The market for security and IT operations solutions is intensely competitive, fragmented, and characterized by rapid changes in technology, customer requirements, industry standards, increasingly sophisticated attackers, and by frequent introductions of new or improved products to combat security threats. We expect to continue to face intense competition from current competitors, as well as from new entrants into the market. If we are unable to anticipate or react to these challenges, our competitive position could weaken, and we could experience a decline in revenue or reduced revenue growth, and loss of market share that would adversely affect our business, financial condition, and results of operations. Our ability to compete effectively depends upon numerous factors, many of which are beyond our control, including, but not limited to:

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  product capabilities, including performance and reliability, of our Falcon platform, including our cloud modules, services, and features compared to those of our competitors;

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  our ability, and the ability of our competitors, to improve existing products, services, and features, or to develop new ones to address evolving customer needs;

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  our ability to attract, retain, and motivate talented employees;

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  our ability to establish and maintain relationships with channel partners;

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  the strength of our sales and marketing efforts; and

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  acquisitions or consolidation within our industry, which may result in more formidable competitors.

          Our competitors include the following by general category:

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  legacy antivirus product providers, such as McAfee, Inc. and Symantec Corporation, who offer a broad range of approaches and solutions with traditional antivirus and signature-based protection;

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  alternative endpoint security providers, such as Cylance, Inc. and Carbon Black, Inc., who offer point products based on malware-only or application whitelisting techniques; and

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  network security vendors, such as Palo Alto Networks, Inc. and FireEye, Inc., who are supplementing their core perimeter-based offerings with endpoint security solutions.

          Many of these competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than we do. They may be able to devote greater resources to the development, promotion, and sale of services than we can, and they may offer lower pricing than we do. Further, they may have greater resources for research and development of new technologies, the provision of customer support, and the pursuit of acquisitions, or they may have other financial, technical, or other resource advantages. Our larger competitors have substantially broader and more diverse product and services offerings as well as routes to market, which may allow them to leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our platform, including our cloud modules. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering or acquisitions by our competitors or continuing market consolidation. Some of our current or potential competitors have made or could make acquisitions of businesses or establish cooperative relationships that may allow them to offer more directly competitive and comprehensive solutions than were previously offered and adapt more quickly to new technologies and customer needs. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, increased net losses and loss of market share. Further, many competitors that specialize in providing protection from a single type of security threat may be able to deliver these targeted security products to the market quicker than we can or convince organizations that these limited products meet their needs. Even if there is significant demand for cloud-based security solutions like ours, if our competitors include functionality that is, or is perceived to be, equivalent to or better than ours in legacy products that are already generally accepted as necessary components of an organization's IT security architecture, we may have difficulty increasing the market penetration of our platform. Furthermore, even if the functionality offered by other security and IT operations providers is different and more limited than the functionality of our platform, organizations may elect to accept such limited functionality in lieu of adding products from additional vendors like us. If we are unable to compete successfully, or if competing successfully requires us to take aggressive pricing or other actions, our business, financial condition, and results of operations would be adversely affected.

Competitive pricing pressure may reduce our gross profits and adversely affect our financial results.

          If we are unable to maintain our pricing due to competitive pressures or other factors, our margins will be reduced and our gross profits, business, results of operations, and financial condition would be adversely affected. The subscription prices for our Falcon platform, cloud modules, and professional services may decline for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new solutions by our competitors, or promotional programs offered by us or our competitors. Competition continues to increase in the market segments in which we operate, and we expect competition to further increase in the future. Larger competitors with more diverse product and service offerings may reduce the price of products or subscriptions that compete with ours or may bundle them with other products and subscriptions.

If our solutions fail or are perceived to fail to detect or prevent incidents or have or are perceived to have defects, errors, or vulnerabilities, our brand and reputation would be harmed, which would adversely affect our business and results of operations.

          Real or perceived defects, errors or vulnerabilities in our Falcon platform and cloud modules, the failure of our platform to detect or prevent incidents, including advanced and newly developed attacks, misconfiguration of our solutions, or the failure of customers to take action on attacks identified by our platform could harm our reputation and adversely affect our business, financial position and results of operations. Because our cloud native security platform is complex, it may contain defects or errors that are not detected until after deployment. We cannot assure you that our products will detect all cyberattacks, especially in light of the rapidly changing security threat landscape that our solution seeks to address. Due to a variety of both internal and external factors, including, without limitation, defects or misconfigurations of our solutions, our solutions could become vulnerable to security incidents (both from intentional attacks and accidental causes) that cause them to fail to secure endpoints and detect and block attacks. In addition, because the techniques used by computer hackers to access or sabotage networks and endpoints change frequently and generally are not recognized until launched against a target, there is a risk that an advanced attack could emerge that our cloud native security platform is unable to detect or prevent until after some of our customers are affected. Additionally, our Falcon platform may falsely indicate a cyberattack or threat that does not actually exist, which may lessen customers' trust in our solutions.

          Moreover, as our cloud native security platform is adopted by an increasing number of enterprises and governments, it is possible that the individuals and organizations behind advanced cyberattacks will begin to focus on finding ways to defeat our security platform. If this happens, our systems and subscription customers could be specifically targeted by attackers and could result in vulnerabilities in our platform or undermine the market acceptance of our Falcon platform and could adversely affect our reputation as a provider of security solutions. Because we host customer data on our cloud platform, which in some cases may contain personally-identifiable information or potentially confidential information, a security compromise, or an accidental or intentional misconfiguration or malfunction of our platform could result in personally-identifiable information and other customer data being accessible to attackers or to other customers. Further, if a high profile security breach occurs with respect to another next-generation or cloud-based security system, our customers and potential customers may lose trust in cloud solutions generally, and cloud-based security solutions such as ours in particular.

          Organizations are increasingly subject to a wide variety of attacks on their networks, systems, and endpoints. No security solution, including our Falcon platform, can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident. If any of our customers experiences a successful cyberattack while using our solutions or services, such customer could be disappointed with our Falcon platform, regardless of whether our solutions or services blocked the theft of any of such customer's data or were implicated in failing to block such attack. Similarly, if our solutions detect attacks against a customer but the customer does not address the vulnerability, customers and the public may erroneously believe that our solutions were not effective. Security breaches against customers that use our solutions may result in customers and the public believing that our solutions failed. Our Falcon platform may fail to detect or prevent malware, viruses, worms or similar threats for any number of reasons, including our failure to enhance and expand our Falcon platform to reflect the increasing sophistication of malware, viruses and other threats. Real or perceived security breaches of our customers' networks could cause disruption or damage to their networks or other negative consequences and could result in negative publicity to us, damage to our reputation, and other customer relations issues, and may adversely affect our revenue and results of operations.

As a cybersecurity provider, we have been, and expect to continue to be, a target of cyberattacks. If our internal networks, systems, or data are or are perceived to have been compromised, our reputation may be damaged and our financial results may be negatively affected.

          As a provider of security solutions, our Falcon platform has in the past been, and may in the future be, specifically targeted by bad actors for attacks intended to circumvent our security capabilities or to exploit our Falcon platform as an entry point into customers' endpoints, networks, or systems. In particular, because we have been involved in the identification of organized cybercriminals and nation-state actors, we have been the subject of intense efforts by sophisticated cyber adversaries who seek to compromise our systems. We are also susceptible to inadvertent compromises of our systems and data, including those arising from process, coding, or human errors. A successful attack or other incident that compromises our or our customers' data or results in an interruption of service could have a significant negative effect on our operations, reputation, financial resources, and the value of our intellectual property. We cannot assure you that any of our efforts to manage this risk, including adoption of a comprehensive incident response plan and process for detecting, mitigating, and investigating security incidents that we regularly test through table-top exercises, testing of our security protocols through additional techniques, such as penetration testing, debriefing after security incidents, to improve our security and responses, and regular briefing of our directors and officers on our cybersecurity risks, preparedness, and management, will be effective in protecting us from such attacks.

          It is virtually impossible for us to entirely eliminate the risk of such compromises, interruptions in service, or other security incidents affecting our internal systems or data. Organizations are subject to a wide variety of attacks on their networks, systems, and endpoints, and techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently. Furthermore, employee error or malicious activity could compromise our systems. As a result, we may be unable to anticipate these techniques or implement adequate measures to prevent an intrusion into our networks, which could result in unauthorized access to customer data, intellectual property including access to our source code, and information about vulnerabilities in our product, which in turn, could reduce the effectiveness of our solutions, or lead to cyberattacks or other intrusions of our customers' networks, litigation, governmental audits and investigations and significant legal fees, could damage our relationships with our existing customers and could have a negative effect on our ability to attract and retain new customers. We have expended, and anticipate continuing to expend, significant amounts and resources in an effort to prevent security breaches and other security incidents impacting our systems and data. Since our business is focused on providing reliable security services to our customers, we believe that an actual or perceived security incident affecting, our internal systems or data or data of our customers would be especially detrimental to our reputation, customer confidence in our solution, and our business.

          In addition, while we maintain insurance policies that may cover certain liabilities in connection with a cybersecurity incident, we cannot be certain that our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operation and reputation.

We rely on third-party data centers, such as Amazon Web Services, and our own colocation data centers to host and operate our Falcon platform, and any disruption of or interference with our use of these facilities may negatively affect our ability to maintain the performance and reliability of our Falcon platform which could cause our business to suffer.

          Our customers depend on the continuous availability of our Falcon platform. We currently host our Falcon platform and serve our customers using a mix of third-party data centers, primarily Amazon Web Services, Inc., or AWS, and our data centers, hosted in colocation facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. We have experienced, and expect that in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints.

          The following factors, many of which are beyond our control, can affect the delivery, availability, and the performance of our Falcon platform:

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  the development and maintenance of the infrastructure of the internet;

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  the performance and availability of third-party providers of cloud infrastructure services, such as AWS, with the necessary speed, data capacity and security for providing reliable internet access and services;

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  decisions by the owners and operators of the data centers where our cloud infrastructure is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy or prioritize the traffic of other parties;

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  physical or electronic break-ins, acts of war or terrorism, human error or interference (including by disgruntled employees, former employees or contractors) and other catastrophic events;

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  cyberattacks, including denial of service attacks, targeted at us, our data centers, or the infrastructure of the internet;

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  failure by us to maintain and update our cloud infrastructure to meet our data capacity requirements;

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  errors, defects or performance problems in our software, including third-party software incorporated in our software;

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  improper deployment or configuration of our solutions;

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  the failure of our redundancy systems, in the event of a service disruption at one of our data centers, to provide failover to other data centers in our data center network; and

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  the failure of our disaster recovery and business continuity arrangements.

          The adverse effects of any service interruptions on our reputation, results of operations, and financial condition may be disproportionately heightened due to the nature of our business and the fact that our customers have a low tolerance for interruptions of any duration. Interruptions or failures in our service delivery could result in a cyberattack or other security threat to one of our customers during such periods of interruption or failure. Additionally, interruptions or failures in our service could cause customers to terminate their subscriptions with us, adversely affect our renewal rates, and harm our ability to attract new customers. Our business would also be harmed if our customers believe that a cloud-based SaaS-delivered endpoint security solution is unreliable. While we do not consider them to have been material, we have experienced, and may in the future experience, service interruptions and other performance problems due to a variety of factors. The occurrence of any of these factors, or if we are unable to rapidly and cost-effectively fix such errors or other problems that may be identified, could damage our reputation, negatively affect our relationship with our customers or otherwise harm our business, results of operations and financial condition.

If we do not effectively expand and train our direct sales force, we may be unable to add new customers or increase sales to our existing customers, and our business will be adversely affected.

          We depend on our direct sales force to obtain new customers and increase sales with existing customers. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel, particularly in international markets. We have expanded our sales organization significantly in recent periods and expect to continue to add additional sales capabilities in the near term. There is significant competition for sales personnel with the skills and technical knowledge that we require. New hires require significant training and may take significant time before they achieve full productivity, and this delay is accentuated by our long sales cycles. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, a large percentage of our sales force is new to our company and selling our solutions, and therefore this team may be less effective than our more seasoned sales personnel. Furthermore, hiring sales personnel in new countries, or expanding our existing presence, requires upfront and ongoing expenditures that we may not recover if the sales personnel fail to achieve full productivity. We cannot predict whether, or to what extent, our sales will increase as we expand our sales force or how long it will take for sales personnel to become productive. If we are unable to hire and train a sufficient number of effective sales personnel, or the sales personnel we hire are not successful in obtaining new customers or increasing sales to our existing customer base, our business and results of operations will be adversely affected.

Because we recognize revenue from subscriptions to our platform over the term of the subscription, downturns or upturns in new business will not be immediately reflected in our results of operations.

          We generally recognize revenue from customers ratably over the terms of their subscription, which is generally one year. As a result, a substantial portion of the revenue we report in each period is attributable to the recognition of deferred revenue relating to agreements that we entered into during previous periods. Consequently, any increase or decline in new sales or renewals in any one period will not be immediately reflected in our revenue for that period. Any such change, however, would affect our revenue in future periods. Accordingly, the effect of downturns or upturns in new sales and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. We may also be unable to timely reduce our cost structure in line with a significant deterioration in sales or renewals that would adversely affect our results of operations and financial condition.

Our results of operations may fluctuate significantly, which could make our future results difficult to predict and could cause our results of operations to fall below expectations.

          Our results of operations may vary significantly from period to period, which could adversely affect our business, financial condition and results of operations. Our results of operations have varied significantly from period to period, and we expect that our results of operations will continue to vary as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

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  our ability to attract new and retain existing customers;

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  the budgeting cycles, seasonal buying patterns, and purchasing practices of customers;

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  the timing and length of our sales cycles;

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  changes in customer or channel partner requirements or market needs;

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  changes in the growth rate of the cloud-based SaaS-delivered endpoint security solutions market;

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  the timing and success of new product and service introductions by us or our competitors or any other competitive developments, including consolidation among our customers or competitors;

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  the level of awareness of cybersecurity threats, particularly advanced cyberattacks, and the market adoption of our Falcon platform;

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  our ability to successfully expand our business domestically and internationally;

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  decisions by organizations to purchase security solutions from larger, more established security vendors or from their primary IT equipment vendors;

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  changes in our pricing policies or those of our competitors;

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  any disruption in our relationship with channel partners;

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  insolvency or credit difficulties confronting our customers, affecting their ability to purchase or pay for our solutions;

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  significant security breaches of, technical difficulties with or interruptions to, the use of our Falcon platform;

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  extraordinary expenses such as litigation or other dispute-related settlement payments or outcomes;

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  general economic conditions, both domestic and in our foreign markets;

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  future accounting pronouncements or changes in our accounting policies or practices;

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  the amount and timing of operating costs and capital expenditures related to the expansion of our business; and

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  increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

          In addition, we experience seasonal fluctuations in our financial results as we typically receive a higher percentage of our annual orders from new customers, as well as renewal orders from existing customers, in our fourth fiscal quarter as compared to other quarters due to the annual budget approval process of many of our customers. Any of the above factors, individually or in the aggregate, may result in significant fluctuations in our financial and other results of operations from period to period. As a result of this variability, our historical results of operations should not be relied upon as an indication of future performance. Moreover, this variability and unpredictability could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for these or other reasons, our stock price could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense.

          Our revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for our Falcon platform, particularly with respect to large organizations and government entities. Customers often view the subscription to our Falcon platform as a significant strategic decision and, as a result, frequently require considerable time to evaluate, test and qualify our Falcon platform prior to entering into or expanding a relationship with us. Large enterprises and government entities in particular often undertake a significant evaluation process that further lengthens our sales cycle.

          Our direct sales team develops relationships with our customers, and works with our channel partners on account penetration, account coordination, sales and overall market development. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce a sale. Security solution purchases are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. As a result, it is difficult to predict whether and when a sale will be completed. The failure of our efforts to secure sales after investing resources in a lengthy sales process could adversely affect our business and results of operations.

We rely on our key technical, sales and management personnel to grow our business, and the loss of one or more key employees could harm our business.

          Our future success is substantially dependent on our ability to attract, retain, and motivate the members of our management team and other key employees throughout our organization. In particular, we are highly dependent on the services of George Kurtz, our Chief Executive Officer, who is critical to our future vision and strategic direction. We rely on our leadership team in the areas of operations, security, research and development, marketing, sales, support and general and administrative functions. Although we have entered into employment agreements with our key personnel, our employees, including our executive officers, work for us on an "at-will" basis, which means they may terminate their employment with us at any time. If Mr. Kurtz, or one or more of our key employees, or members of our management team resigns or otherwise ceases to provide us with their service, our business could be harmed.

If we are unable to attract and retain qualified personnel, our business could be harmed.

          There is also significant competition for personnel with the skills and technical knowledge that we require across our technology, cyber, sales, professional services, and administrative support functions. Competition for these personnel in the San Francisco Bay Area, where our headquarters are located, and in other locations where we maintain offices, is intense, especially for experienced sales professionals and for engineers experienced in designing and developing cloud applications and security software. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. For example, in recent years, recruiting, hiring and retaining employees with expertise in the cybersecurity industry has become increasingly difficult as the demand for cybersecurity professionals has increased as a result of the recent cybersecurity attacks on global corporations and governments. Additionally, our incident response and proactive services team is small and comprised of personnel with highly technical skills and experience, who are in high demand, and who would be difficult to replace. Many of the companies with which we compete for experienced personnel have greater resources than we have. Our competitors also may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. We have in the past, and may in the future, be subject to allegations that employees we hire have been improperly solicited, or that they have divulged proprietary or other confidential information or that their former employers own such employees' inventions or other work product, or that they have been hired in violation of non-compete provisions or non-solicitation provisions.

          In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Also, many of our employees have become, or will soon become, vested in a substantial amount of equity awards, which may give them a substantial amount of personal wealth. This may make it more difficult for us to retain and motivate these employees, and this wealth could affect their decision about whether or not they continue to work for us. Any failure to successfully attract, integrate or retain qualified personnel to fulfill our current or future needs could adversely affect our business, results of operations and financial condition.

If we are not able to maintain and enhance our CrowdStrike and Falcon brand and our reputation as a provider of high-efficacy security solutions, our business and results of operations may be adversely affected.

          We believe that maintaining and enhancing our CrowdStrike and Falcon brand and our reputation as a provider of high-efficacy security solutions is critical to our relationship with our existing customers, channel partners, and technology alliance partners and our ability to attract new customers and partners. The successful promotion of our CrowdStrike and Falcon brand will depend on a number of factors, including our marketing efforts, our ability to continue to develop additional cloud modules and features for our Falcon platform, our ability to successfully differentiate our Falcon platform from competitive cloud-based or legacy security solutions and, ultimately, our ability to detect and stop breaches. Although we believe it is important for our growth, our brand promotion activities may not be successful or yield increased revenue.

          In addition, independent industry or financial analysts and research firms often test our solutions and provide reviews of our Falcon platform, as well as the products of our competitors, and perception of our Falcon platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors' products, our brand may be adversely affected. Our solutions may fail to detect or prevent threats in any particular test for a number of reasons that may or may not be related to the efficacy of our solutions in real world environments. To the extent potential customers, industry analysts or testing firms believe that the occurrence of a failure to detect or prevent any particular threat is a flaw or indicates that our solutions or services do not provide significant value, we may lose customers, and our reputation, financial condition and business would be harmed. Additionally, the performance of our channel partners and technology alliance partners may affect our brand and reputation if customers do not have a positive experience with these partners. In addition, we have in the past worked, and continue to work, with high profile customers as well as assist in analyzing and remediating high profile cyberattacks. Our work with such customers and cyberattacks may expose us to negative publicity and media coverage. Negative publicity about us, including about the efficacy and reliability of our Falcon platform, our products offerings, our professional services, and the customers we work with, even if inaccurate, could adversely affect our reputation and brand.

If we are unable to maintain successful relationships with our channel partners and technology alliance partners, or if our channel partners or technology alliance partners fail to perform, our ability to market, sell and distribute our Falcon platform will be limited, and our business, financial position and results of operations will be harmed.

          In addition to our direct sales force, we rely on our channel partners to sell and support our Falcon platform. A vast majority of sales of our Falcon platform flow through our channel partners, and we expect this to continue for the foreseeable future. Additionally, we have entered, and intend to continue to enter, into technology alliance partnerships with third parties to support our future growth plans. The loss of a substantial number of our channel partners or technology alliance partners, or the failure to recruit additional partners, could adversely affect our results of operations. Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our channel partners and in training our channel partners to independently sell and deploy our Falcon platform. If we fail to effectively manage our existing sales channels, or if our channel partners are unsuccessful in fulfilling the orders for our solutions, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality channel partners in each of the regions in which we sell solutions and keep them motivated to sell our products, our ability to sell our products and results of operations will be harmed.

Our business depends, in part, on sales to government organizations, and significant changes in the contracting or fiscal policies of such government organizations could have an adverse effect on our business and results of operations.

          Our future growth depends, in part, on increasing sales to government organizations. Demand from government organizations is often unpredictable, subject to budgetary uncertainty and typically involves long sales cycles. We have made significant investment to address the government sector, but we cannot assure you that these investments will be successful, or that we will be able to maintain or grow our revenue from the government sector. Although we anticipate that they may increase in the future, sales to U.S. federal, state, and local governmental agencies have not accounted for, and may never account for, a significant portion of our revenue. U.S. federal, state and local government sales are subject to a number of challenges and risks that may adversely impact our business. Sales to such government entities include the following risks:

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  selling to governmental agencies can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that such efforts will generate a sale;

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  government certification requirements applicable to our products may change and, in doing so, restrict our ability to sell into the U.S. federal government sector until we have attained the revised certification. For example, although we are currently certified under the Federal

    Risk and Authorization Management Program, or FedRAMP, such certification is costly to maintain and if we lost our certification in the future it would restrict our ability to sell to government customers;

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  government demand and payment for our Falcon platform may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our Falcon platform;

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  governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our Falcon platform, which would adversely impact our revenue and results of operations, or institute fines or civil or criminal liability if the audit were to uncover improper or illegal activities; and

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  governments may require certain products to be manufactured, hosted, or accessed solely in their country or in other relatively high-cost manufacturing locations, and we may not manufacture all products in locations that meet these requirements, affecting our ability to sell these products to governmental agencies.

          The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our solutions in the future or otherwise have an adverse effect on our business and results of operations.

We may not timely and cost-effectively scale and adapt our existing technology to meet our customers' performance and other requirements.

          Our future growth is dependent upon our ability to continue to meet the needs of new customers and the expanding needs of our existing customers as their use of our solutions grow. As our customers gain more experience with our solutions, the number of endpoints and events, the amount of data transferred, processed and stored by us, the number of locations where our platform and services are being accessed, have in the past, and may in the future, expand rapidly. In order to meet the performance and other requirements of our customers, we intend to continue to make significant investments to increase capacity and to develop and implement new technologies in our service and cloud infrastructure operations. These technologies, which include databases, applications and server optimizations, network and hosting strategies, and automation, are often advanced, complex, new and untested. We may not be successful in developing or implementing these technologies. In addition, it takes a significant amount of time to plan, develop and test improvements to our technologies and infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. To the extent that we do not effectively scale our operations to meet the needs of our growing customer base and to maintain performance as our customers expand their use of our solutions, we may not be able to grow as quickly as we anticipate, our customers may reduce or cancel use of our solutions and we may be unable to compete as effectively and our business and results of operations may be harmed.

          Additionally, we have and will continue to make substantial investments to support growth at our data centers and improve the profitability of our cloud platform. For example, because of the importance of AWS' services to our business and AWS' position in the cloud-based server industry, any renegotiation or renewal of our agreement with AWS may be on terms that are significantly less favorable to us than our current agreement. If our cloud-based server costs were to increase, our business, results of operations and financial condition may be adversely affected. Although we expect that we could receive similar services from other third parties, if any of our arrangements with AWS are terminated, we could experience interruptions on our Falcon platform and in our ability to make our solutions available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services. Ongoing improvements to cloud infrastructure may be more expensive than we anticipate, and may not yield the expected savings in operating costs or the expected performance benefits. In addition, we may be required to re-invest any cost savings achieved from prior cloud infrastructure improvements in future infrastructure projects to maintain the levels of service required by our customers. We may not be able to maintain or achieve cost savings from our investments, which could harm our financial results.

Certain of our market opportunity estimates and growth forecasts included in this prospectus could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

          This prospectus includes our internal estimates of the addressable market for our cloud-based SaaS-delivered endpoint security solution. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target markets may prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are difficult to predict. In addition, our internal estimates of the addressable market for cloud-based SaaS-delivered endpoint security solutions reflect the opportunity available from all participants and potential participants in the market and we cannot predict with precision our ability to address this demand or the extent of market adoption of our solution. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

The success of our business depends in part on our ability to protect and enforce our intellectual property rights.

          We believe our intellectual property is an essential asset of our business, and our success and ability to compete depend in part upon protection of our intellectual property rights. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual provisions, to establish and protect our intellectual property rights in the United States and abroad, all of which provide only limited protection. The efforts we have taken to protect our intellectual property may not be sufficient or effective, and our trademarks, copyrights and patents may be held invalid or unenforceable. Moreover, we cannot assure you that any patents will be issued with respect to our currently pending patent applications in a manner that gives us adequate defensive protection or competitive advantages, or that any patents issued to us will not be challenged, invalidated or circumvented. We have filed for patents in the United States and in certain non-U.S. jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Moreover, we may need to expend additional resources to defend our intellectual property rights in these countries, and our inability to do so could impair our business or adversely affect our international expansion. Our currently issued patents and any patents that may be issued in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers.

          We may not be effective in policing unauthorized use of our intellectual property, and even if we do detect violations, litigation may be necessary to enforce our intellectual property rights. Protecting against the unauthorized use of our intellectual property rights, technology and other proprietary rights is expensive and difficult, particularly outside of the United States. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management's attention, which could harm our business and results of operations. Further, attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. The inability to adequately protect and enforce our intellectual property and other proprietary rights could seriously harm our business, results of operations and financial condition. Even if we are able to secure our intellectual property rights, we cannot assure you that such rights will provide us with competitive advantages or distinguish our services from those of our competitors or that our competitors will not independently develop similar technology, duplicate any of our technology, or design around our patents.

Claims by others that we infringe their proprietary technology or other intellectual property rights could result in significant costs and substantially harm our business, financial condition, results of operations, and prospects.

          Claims by others that we infringe their proprietary technology or other intellectual property rights could harm our business. A number of companies in our industry hold a large number of patents and also protect their copyright, trade secret and other intellectual property rights, and companies in the networking and security industry frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. As we face increasing competition and grow, the possibility of intellectual property rights claims against us also grows. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel have divulged proprietary or other confidential information to us. From time to time, third parties have in the past and may in the future assert claims of infringement of intellectual property rights against us. For example, we are currently involved in proceedings before the Trademark Trial and Appeal Board at the U.S. Patent and Trademark Office regarding our U.S. trademark registrations for CrowdStrike Falcon and our U.S. application to register our Falcon OverWatch trademark. Fair Isaac Corporation, or FICO, petitioned to cancel our trademark registrations and opposed our application. If the appeal board were to find against us, it would cancel our trademark registrations for CrowdStrike Falcon and reject our application to register Falcon OverWatch. If FICO were to file an infringement action in court and if we do not prevail in that action, we could ultimately be required to change the names of our solutions, which would force us to incur significant marketing expense in establishing an alternative brand to our existing Falcon brand. We cannot assure you that we will be successful in these rebranding efforts.

          Third parties may in the future also assert claims against our customers or channel partners, whom our standard license and other agreements obligate us to indemnify against claims that our solutions infringe the intellectual property rights of third parties. As the number of products and competitors in the security and IT operations market increases and overlaps occur, claims of infringement, misappropriation, and other violations of intellectual property rights may increase. While we intend to increase the size of our patent portfolio, many of our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. In addition, future litigation may involve non-practicing entities, companies or other patent owners who have no relevant product offerings or revenue and against whom our own patents may therefore provide little or no deterrence or protection. Any claim of intellectual property infringement by a third party, even a claim without merit, could cause us to incur substantial costs defending against such claim, could distract our management from our business and could require us to cease use of such intellectual property.

          Additionally, our insurance may not cover intellectual property rights infringement claims that may be made. In the event that we fail to successfully defend ourselves against an infringement claim, a successful claimant could secure a judgment or otherwise require payment of legal fees, settlement payments, ongoing royalties or other costs or damages; or we may agree to a settlement that prevents us from offering certain services or features; or we may be required to obtain a license, which may not be available on reasonable terms, or at all, to use the relevant technology. If we are prevented from using certain technology or intellectual property, we may be required to develop alternative, non-infringing technology, which could require significant time, during which we could be unable to continue to offer our affected services or features, effort and expense and may ultimately not be successful.

          Although third parties may offer a license to their technology or other intellectual property, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be adversely affected. In addition, some licenses may be nonexclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its technology or other intellectual property on reasonable terms, or at all, we could be enjoined from continued use of such intellectual property. As a result, we may be required to develop alternative, non-infringing technology, which could require significant time, during which we could be unable to continue to offer our affected products, subscriptions or services, effort, and expense and may ultimately not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from distributing certain products, providing certain subscriptions or performing certain services or that requires us to pay substantial damages, royalties or other fees. Any of these events could harm our business, financial condition and results of operations.

We license technology from third parties, and our inability to maintain those licenses could harm our business.

          We currently incorporate, and will in the future incorporate, technology that we license from third parties, including software, into our solutions. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our Falcon platform. Some of our agreements with our licensors may be terminated by them for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell solutions and services containing that technology would be limited, and our business could be harmed. Additionally, if we are unable to license technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer new or competitive solutions and increase our costs. As a result, our margins, market share, and results of operations could be significantly harmed.

If we are not able to satisfy data protection, security, privacy, and other government- and industry-specific requirements or regulations, our business, results of operations, and financial condition could be harmed.

          Personal privacy, data protection, information security, telecommunications regulations, and other laws applicable to specific categories of information are significant issues in the United States, Europe and in other jurisdictions where we offer our solutions. The data that we collect, analyze, and store is subject to a variety of laws and regulations, including regulation by various government agencies. The U.S. federal government, and various state and foreign governments, have adopted or proposed limitations on the collection, distribution, use, and storage of certain categories of information, such as personally identifiable information of individuals, health information, and other sector-specific types of data, including the Federal Trade Commission, the Electronic Communication Privacy Act, Computer Fraud and Abuse Act, HIPAA, and the Gramm Leach Bliley Act. Laws and regulations outside the United States, and particularly in Europe, often are more restrictive than those in the United States. Such laws and regulations may require companies to implement privacy and security policies, permit customers to access, correct, and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals' consent to use personally identifiable information for certain purposes. In addition, some foreign governments require that any information of certain categories, such as financial or personally identifiable information collected in a country not be disseminated outside of that country. We also may find it necessary or desirable to join industry or other self-regulatory bodies or other information security or data protection-related organizations that require compliance with their rules pertaining to information security and data protection. We also may be bound by additional, more stringent contractual obligations relating to our collection, use and disclosure of personal, financial, and other data.

          We also expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection, information security, specific categories of data, electronic, and telecommunications services in the United States, the European Union and other jurisdictions in which we operate or may operate, and we cannot yet determine the impact such future laws, regulations, standards, or perception of their requirements may have on our business. For example, the European Commission recently adopted the European General Data Protection Regulation, or GDPR, that became fully effective in May 2018, and applies to the processing (which includes the collection and use) of certain personal data. As compared to previously-effective data protection law in the European Union, the GDPR imposes additional obligations and risk upon our business and increases substantially the penalties to which we could be subject in the event of any non-compliance. Administrative fines under the GDPR can amount up to 20 million Euros or four percent of our worldwide annual revenue for the prior fiscal year, whichever is higher. We have incurred substantial expense in complying with the obligations imposed by the GDPR and we may be required to do so in the future, potentially making significant changes in our business operations, which may adversely affect our revenue and our business overall. Additionally, because there have been very few GDPR actions enforced against companies, we are unable to predict how they will be applied to us or our customers. Despite our efforts to attempt to comply with the GDPR, a regulator may determine that we have not done so and subject us to fines and public censure, which could harm our company. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. We have undertaken certain efforts to conform transfers of personal data from the European Economic Area, or EEA, to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities. Despite this, we may be unsuccessful in establishing or maintaining conforming means of transferring such data from the EEA, in particular as a result of continued legal and legislative activity within the European Union that has challenged or called into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data.

          The implementation of the GDPR has led other jurisdictions to either amend, or propose legislation to amend their existing data privacy and cybersecurity laws to resemble all or a portion of the requirements of the GDPR (e.g., for purposes of having an adequate level of data protection to facilitate data transfers from the EU) or enact new laws to do the same. Accordingly, the challenges we face in the EU will likely also apply to other jurisdictions outside the EU that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity. For example, on June 28, 2018, California adopted the California Consumer Privacy Act of 2018, or CCPA. The CCPA has been characterized as the first "GDPR-like" privacy statute to be enacted in the United States because it contains a number of provisions similar to certain provisions of the GDPR. Because of this, we may need to engage in data mapping to identify any consumer information that we may be collecting from our customers through our Falcon platform. In addition, we will need to ensure that our policies permit our customers to recognize the rights granted to consumers by the CCPA. All of this will need to be done before the effective date of the CCPA on January 1, 2020.

          Evolving and changing definitions of personal data and personal information within the European Union, the United States, and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance partnerships that may involve the sharing of data. Even the perception of privacy concerns, whether or not valid, may harm our reputation, inhibit adoption of our products by current and future customers, or adversely impact our ability to attract and retain workforce talent. In addition, changes in laws or regulations that adversely affect the use of the internet, including laws impacting net neutrality, could impact our business. We expect that existing laws, regulations and standards may be interpreted in new manners in the future. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could require us to modify our solutions, restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

          Beyond broader data processing regulations affecting our business, the cybersecurity industry may face direct regulation. In 2018, Singapore introduced what is believed to be the world's first cybersecurity licensing requirement, mandating that providers of specific types of incident response services receive a government license before providing such services. License requirements such as these may impose upon CrowdStrike significant organizational costs and high barriers of entry into new markets.

          Although we work to comply with applicable laws and regulations, certain applicable industry standards with which we represent compliance, and our contractual obligations and other legal obligations, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. In addition, they may conflict with other requirements or legal obligations that apply to our business or the security features and services that our customers expect from our solutions. As such, we cannot assure ongoing compliance with all such laws, regulations, standards and obligations. Any failure or perceived failure by us or our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations, or applicable industry standards that we represent compliance with or that may be asserted to apply to us, or to comply with employee, customer, partner, and other data privacy and data security requirements pursuant to contract and our stated notices or policies, could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our operations, financial performance and business. Any inability of us or our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, standards and obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business and results of operations.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers in the public sector or negatively impact our ability to contract with the public sector.

          Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing privacy and data protection laws and regulations, employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import and export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. Noncompliance by us, our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties with applicable regulations or requirements could subject us to:

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  investigations, enforcement actions and sanctions;

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  mandatory changes to our Falcon platform;

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  disgorgement of profits, fines and damages;

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  civil and criminal penalties or injunctions;

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  claims for damages by our customers or channel partners;

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  termination of contracts;

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  loss of intellectual property rights; and

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  temporary or permanent debarment from sales to government organizations.

          If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, results of operations and financial condition.

          We endeavor to properly classify employees as exempt versus non-exempt under applicable law. Although there are no pending or threatened material claims or investigations against us asserting that some employees are improperly classified as exempt, the possibility exists that some of our current or former employees could have been incorrectly classified as exempt employees.

          These laws and regulations impose added costs on our business, and failure by us, our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties to comply with these or other applicable regulations and requirements could lead to claims for damages, penalties, termination of contracts, loss of exclusive rights in our intellectual property and temporary suspension or permanent debarment from government contracting. Any such damages, penalties, disruptions or limitations in our ability to do business with the public sector could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties, and other sanctions, any of which could harm our business, reputation, and results of operations.

We are subject to laws and regulations, including governmental export and import controls, sanctions, and anti-corruption laws, that could impair our ability to compete in our markets and subject us to liability if we are not in full compliance with applicable laws.

          We are subject to laws and regulations, including governmental export controls, that could subject us to liability or impair our ability to compete in our markets. Our products are subject to U.S. export controls, including the U.S. Department of Commerce's Export Administration

Regulations, and we and our employees, representatives, contractors, agents, intermediaries, and other third parties are also subject to various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control. We incorporate standard encryption algorithms into our products, which, along with the underlying technology, may be exported outside of the U.S. only with the required export authorizations, including by license, license exception or other appropriate government authorizations, which may require the filing of an encryption registration and classification request. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain cloud-based solutions to countries, governments, and persons targeted by U.S. sanctions. We also collect information about cyber threats from open sources, intermediaries, and third parties that we make available to our customers in our threat industry publications. While we have implemented certain procedures to facilitate compliance with applicable laws and regulations in connection with the collection of this information, we cannot assure you that these procedures have been effective or that we, or third parties, many of whom we do not control, have complied with all laws or regulations in this regard. Failure by our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations in the collection of this information also could have negative consequences to us, including reputational harm, government investigations and penalties.

          Although we take precautions to prevent our information collection practices and services from being provided in violation of such laws, our information collection practices and services may have been in the past, and could in the future be, provided in violation of such laws. If we or our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties fail to comply with these laws and regulations, we could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We may also be adversely affected through reputational harm, loss of access to certain markets, or otherwise. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities.

          Various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our customers with international operations from deploying our products globally or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, results of operations, and financial condition.

          We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, the UK Bribery Act 2010, or Bribery Act, and other anti-corruption, sanctions, anti-bribery, anti-money laundering and similar laws in the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees, agents, intermediaries, and other third parties from promising, authorizing, making or offering improper payments or other benefits to government officials and others in the private sector. We leverage third parties, including intermediaries, agents, and channel partners, to conduct our business in the U.S. and abroad, to sell subscriptions to our Falcon platform and to collect information about cyber threats. We and these third-parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners, agents, intermediaries, and other third parties, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with FCPA, Bribery Act and other anti-corruption, sanctions, anti-bribery, anti-money laundering and similar laws, we cannot assure you that they will be effective, or that all of our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties have taken, or will not take actions, in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Any investigations, actions or sanctions could harm our reputation, business, results of operations and financial condition.

Some of our technology incorporates "open source" software, which could negatively affect our ability to sell our Falcon platform and subject us to possible litigation.

          Our products and subscriptions contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products and subscriptions. The use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Many of the risks associated with use of open source software cannot be eliminated and could negatively affect our business. In addition, the wide availability of source code used in our solutions could expose us to security vulnerabilities.

          Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public, including authorizing further modification and redistribution, or otherwise be limited in the licensing of our services, each of which could provide an advantage to our competitors or other entrants to the market, create security vulnerabilities in our solutions, require us to re-engineer all or a portion of our Falcon platform, and could reduce or eliminate the value of our services. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us.

          The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize products and subscriptions incorporating such software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our products and subscriptions will be effective. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open source software or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to change our solutions. Responding to any infringement or noncompliance claim by an open source vendor, regardless of its validity, discovering certain open source software code in our Falcon platform, or a finding that we have breached the terms of an open source software license, could harm our business, results of operations and financial condition, by, among other things:

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  resulting in time-consuming and costly litigation;

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  diverting management's time and attention from developing our business;

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  requiring us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;

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  causing delays in the deployment of our Falcon platform or service offerings to our customers;

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  requiring us to stop offering certain services or features of our Falcon platform;

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  requiring us to redesign certain components of our Falcon platform using alternative non-infringing or non-open source technology, which could require significant effort and expense;

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  requiring us to disclose our software source code and the detailed program commands for our software; and

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  requiring us to satisfy indemnification obligations to our customers.

We provide service level commitments under some of our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service and our business could suffer.

          Certain of our customer agreements contain service level commitments, which contain specifications regarding the availability and performance of our Falcon platform. Any failure of or disruption to our infrastructure could impact the performance of our Falcon platform and the availability of services to customers. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our Falcon platform, we may be contractually obligated to provide affected customers with service credits for future subscriptions, and, in certain cases, refunds. To date, there has not been a material failure to meet our service level commitments, and we do not currently have any material liabilities accrued on our balance sheet for such commitments. Our revenue, other results of operations and financial condition could be harmed if we suffer performance issues or downtime that exceeds the service level commitments under our agreements with our customers.

We may become involved in litigation that may adversely affect us.

          We are regularly subject to claims, suits, and government investigations and other proceedings including patent, product liability, class action, whistleblower, personal injury, property damage, labor and employment, commercial disputes, compliance with laws and regulatory requirements and other matters, and we may become subject to additional types of claims, suits, investigations and proceedings as our business develops. For example, we, along with certain other cybersecurity providers, currently are subject to litigation and a civil investigation regarding participation in cybersecurity testing standard-setting and allegations that this standard-setting facilitated a concerted refusal to deal with cybersecurity testing organizations that did not adhere to those standards. While we believe that we have acted in compliance in all material respects with applicable antitrust laws, such litigation, investigation, as well as any other claims, suits, and government investigations and proceedings that may be asserted against us in the future are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, any of these types of legal proceedings can have an adverse impact on us because of legal costs and diversion of management attention and resources, and could cause us to incur significant expenses or liability, adversely affect our brand recognition, and/or require us to change our business practices. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our results of operations. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, consolidated financial position, results of operations, or cash flows in a particular period. These proceedings could also result in reputational harm, sanctions, consent decrees, or orders requiring a change in our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition, results of operations, and prospects. Any of these consequences could adversely affect our business and results of operations.

Our ability to maintain customer satisfaction depends in part on the quality of our customer support.

          Once our Falcon platform is deployed within our customers' networks, our customers depend on our customer support services to resolve any issues relating to the implementation and maintenance of our Falcon platform. If we do not provide effective ongoing support, our ability to sell additional modules as part of our Falcon platform to existing customers would be adversely affected and our reputation with potential customers could be damaged. Many larger organizations have more complex networks and require higher levels of support than smaller customers and we offer premium services for these customers. Failure to maintain high-quality customer support could have a material adverse effect on our business, results of operations, and financial condition.

We may need to raise additional capital to expand our operations and invest in new solutions, which capital may not be available on terms acceptable to us, or at all, and which could reduce our ability to compete and could harm our business.

          We expect that our existing cash and cash equivalents and marketable securities will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Retaining or expanding our current levels of personnel and products offerings may require additional funds to respond to business challenges, including the need to develop new products and enhancements to our Falcon platform, improve our operating infrastructure, or acquire complementary businesses and technologies. Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business. Accordingly, we may need to engage in additional equity or debt financings to secure additional funds. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the market price of our Class A common stock could decline. If we engage in debt financing, the holders of debt would have priority over the holders of our Class A common stock, and we may be required to accept terms that restrict our operations or our ability to incur additional indebtedness or to take other actions that would otherwise be in the interests of the debt holders. Any of the above could harm our business, results of operations, and financial condition.

Our business is subject to the risks of warranty claims, product returns, product liability, and product defects from real or perceived defects in our solutions or their misuse by our customers or third parties and indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

          We may be subject to liability claims for damages related to errors or defects in our solutions. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products may harm our business and results of operations. Although we generally have limitation of liability provisions in our terms and conditions of sale, these provisions do not cover our indemnification obligations as described in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Indemnification" and they may not fully or effectively protect us from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the United States or other countries. The sale and support of our products also entails the risk of product liability claims.

          Additionally, our agreements with customers and other third parties typically include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims regarding intellectual property infringement, breach of agreement, including confidentiality, privacy and security obligations, violation of applicable laws, damages caused by failures of our solutions or to property or persons, or other liabilities relating to or arising from our products and services, or other acts or omissions. These contractual provisions often survive termination or expiration of the applicable agreement. We have not to date received any indemnification claims from third parties. However, as we continue to grow, the possibility of these claims against us will increase.

          If our customers or other third parties we do business with make intellectual property rights or other indemnification claims against us, we will incur significant legal expenses and may have to pay damages, license fees, and/or stop using technology found to be in violation of the third party's rights. We may also have to seek a license for the technology. Such license may not be available on reasonable terms, if at all, and may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deliver certain solutions or features. We may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause us to alter our products and services, which could harm our business. Large indemnity obligations, whether for intellectual property or other claims, could harm our business, results of operations, and financial condition.

          Additionally, our Falcon platform may be used by our customers and other third parties who obtain access to our solutions for purposes other than for which our platform was intended. For example, our Falcon platform might be misused by a customer to monitor its employee's activities in a manner that violates the employee's privacy rights under applicable law.

          During the course of performing certain solution-related services and our professional services, our teams may have significant access to our customers' networks. We cannot be sure that a disgruntled employee may not take advantage of such access which may make our customers vulnerable to malicious activity by such employee. Any such misuse of our Falcon platform could result in negative press coverage and negatively affect our reputation, which could result in harm to our business, reputation, and results of operations.

          We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management's time and other resources, and harm our business and reputation. We offer our customers a limited warranty, subject to certain conditions, with our Falcon Complete cloud module and our potential liability under this warranty is provided by our insurance carrier to

us. Any failure or refusal of our insurance providers to provide the expected insurance benefits to us after we have paid the warranty claims would cause us to incur significant expense or cause us to cease offering this warranty which could damage our reputation, cause us to lose customers, expose us to liability claims by our customers, negatively impact our sales and marketing efforts, and have an adverse effect on our business, financial condition and results of operations.

Our credit agreement contains restrictive covenants that limit our ability to borrow more money, to make distributions to our stockholders, and to engage in certain other activities, as well as financial covenants that may limit our operating flexibility.

          Our existing credit agreement contains a number of covenants that limit our ability and our subsidiaries' ability to, among other things, transfer or dispose of assets, pay dividends or make distributions, incur additional indebtedness, create liens, make investments, loans and acquisitions, engage in transactions with affiliates, merge or consolidate with other companies, or sell substantially all of our assets. Our credit agreement is guaranteed by us and certain of our subsidiaries and secured by substantially all of the assets of the borrower subsidiary, us, and the guarantor subsidiaries. The terms of our credit agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions. Additionally, our credit agreement includes financial covenants that require us to maintain minimum growth rates of our recurring subscription revenue, and to maintain minimum liquidity at specified levels. We may not be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal or interest under the credit facility.

          If we are unable to comply with our payment requirements, our lender may accelerate our obligations under our credit agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our stockholders' interests. If we fail to comply with any covenant it could result in an event of default under the agreement and our lender could make the entire debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us.

The requirements of being a public company may strain our resources, divert managements' attention, and if we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

          As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs; make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure information required to be disclosed by us in our financial statements and in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

          Our current controls and any new controls we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations, may result in a restatement of our financial statements for prior periods, cause us to fail to meet our reporting obligations, and could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in the periodic reports we will file with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock. We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second Annual Report on Form 10-K. In order to improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm our business, financial condition, and results of operations.

          Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and results of operations and could cause a decline in the price of our stock.

Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our results of operations and financial condition.

          As part of our business strategy, we have in the past and are likely to continue to make investments in and/or acquire complementary companies, services or technologies, such as our acquisition of Payload Security, UG. Our ability as an organization to acquire and integrate other companies, services or technologies in a successful manner in the future is not guaranteed. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or ability to achieve our business objectives, and any acquisitions we complete could be viewed negatively by our end-customers or investors. In addition, if we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition and the market price of our Class A common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

          Additional risks we may face in connection with acquisitions include:

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  diversion of management time and focus from operating our business to addressing acquisition integration challenges;

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  coordination of research and development and sales and marketing functions;

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  integration of product and service offerings;

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  retention of key employees from the acquired company;

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  changes in relationships with strategic partners as a result of product acquisitions or strategic positioning resulting from the acquisition;

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  cultural challenges associated with integrating employees from the acquired company into our organization;

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  integration of the acquired company's accounting, management information, human resources and other administrative systems;

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  the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures and policies;

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  financial reporting, revenue recognition or other financial or control deficiencies of the acquired company that we don't adequately address and that cause our reported results to be incorrect;

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  liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

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  unanticipated write-offs or charges; and

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  litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success and our business may be harmed.

          We believe that our corporate culture has been a contributor to our success, which we believe fosters innovation, teamwork, passion and focus on building and marketing our Falcon platform. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively and execute on our business strategy. Additionally, our productivity and the quality of our solutions may be adversely affected if we do not integrate and train our new employees quickly and effectively. If we experience any of these effects in connection with future growth, it could impair our ability to attract new customers, retain existing customers and expand their use of our Falcon platform, all of which would adversely affect our business, financial condition and results of operations.

Our international operations and plans for future international expansion expose us to significant risks, and failure to manage those risks could adversely impact our business.

          We derived approximately 13%, 16%, and 23% of our total revenue from our international customers for fiscal 2017, fiscal 2018, and fiscal 2019, respectively. We are continuing to adapt to and develop strategies to address international markets and our growth strategy includes expansion into target geographies, but there is no guarantee that such efforts will be successful. We expect that our international activities will continue to grow in the future, as we continue to pursue opportunities in international markets. These international operations will require significant management attention and financial resources and are subject to substantial risks, including:

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  greater difficulty in negotiating contracts with standard terms, enforcing contracts and managing collections, and longer collection periods;

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  higher costs of doing business internationally, including costs incurred in establishing and maintaining office space and equipment for our international operations;

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  management communication and integration problems resulting from cultural and geographic dispersion;

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  risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of our Falcon platform that may be required in foreign countries;

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  greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

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  compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act and the UK Bribery Act 2010, violations of which could lead to significant fines, penalties, and collateral consequences for our company;

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  heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

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  the uncertainty of protection for intellectual property rights in some countries;

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  general economic and political conditions in these foreign markets;

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  foreign exchange controls or tax regulations that might prevent us from repatriating cash earned outside the United States;

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  political and economic instability in some countries;

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  double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate;

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  unexpected costs for the localization of our services, including translation into foreign languages and adaptation for local practices and regulatory requirements;

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  requirements to comply with foreign privacy, data protection, and information security laws and regulations and the risks and costs of noncompliance;

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  greater difficulty in identifying, attracting and retaining local qualified personnel, and the costs and expenses associated with such activities;

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  greater difficulty identifying qualified channel partners and maintaining successful relationships with such partners;

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  differing employment practices and labor relations issues; and

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  difficulties in managing and staffing international offices and increased travel, infrastructure, and legal compliance costs associated with multiple international locations.

          Additionally, all of our sales contracts are currently denominated in U.S. dollars. However, a strengthening of the U.S. dollar could increase the cost of our solutions to our international customers, which could adversely affect our business and results of operations. In addition, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies, such as the British Pound, Indian Rupee, and Euro, and is subject to fluctuations due to changes in foreign currency exchange rates. If we become more exposed to currency fluctuations and are not able to successfully hedge against the risks associated with currency fluctuations, our results of operations could be adversely affected.

          As we continue to develop and grow our business globally, our success will depend in large part on our ability to anticipate and effectively manage these risks. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks could limit the future growth of our business.

The requirements of being a public company may strain our resources and divert management's attention.

          As a public company, we will be subject to the reporting and corporate governance requirements of the Exchange Act, the listing requirements of and other applicable securities rules and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company" as defined in the JOBS Act. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm our business, financial condition, and results of operations.

U.S. federal income tax reform could adversely affect us.

          In December 2017, the United States adopted new tax law legislation commonly referred to as the Tax Cuts and Jobs Act of 2017, or the Tax Act, which significantly reforms the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The Tax Act, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and the use of net operating losses generated in tax years beginning after December 31, 2017, allows for the expensing of certain capital expenditures, and puts into effect the migration from a "worldwide" system of taxation to a territorial system. Further changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to expansion of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and adversely affect our financial condition and results of operations. The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could adversely impact our financial position and results of operations.

          The Tax Act did not have a material impact on our financial statements for fiscal 2019, other than disclosures in our year-end financial statements.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

          As of January 31, 2019, we had aggregate U.S. federal and state net operating loss carryforwards of $376.0 million and $287.8 million, respectively, which may be available to offset future taxable income for income tax purposes. If not utilized, the federal net operating loss carryforwards will begin to expire in 2031, and the state net operating loss carryforwards will begin to expire in 2021. As of January 31, 2019, we had federal and California research and development credit carryforwards of $7.4 million and $3.7 million, respectively. The federal research and development credit carryforwards begin to expire in 2031, and the California carryforwards are carried forward indefinitely. Realization of these net operating loss and research and development credit carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our results of operations.

          In addition, under Sections 382 and 383 of the Internal Revenue Code, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in ownership by "5 percent shareholders" over a rolling three-year period, the corporation's ability to use its pre-change net operating loss carryovers and other pre-change tax attributes, such as research and development credits, to offset its post-change income or taxes may be limited. We do not expect to experience an ownership change in connection with this offering, although we may experience an ownership changes in the future as a result of shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

          We do not collect sales and use, value added or similar taxes in all jurisdictions in which we have sales because we have been advised that such taxes are not applicable to our services in certain jurisdictions. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, to us or our customers for the past amounts, and we may be required to collect such taxes in the future. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, which may adversely affect our results of operations.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our results of operations.

          We are expanding our international operations and staff to support our business in international markets. We generally conduct our international operations through wholly-owned subsidiaries and are or may be required to report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

          We are subject to federal, state, and local income, sales, and other taxes in the United States and income, withholding, transaction, and other taxes in numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations, including those relating to income tax nexus, by recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes, sales taxes and value added taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have an adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

Our reported financial results may be affected by changes in accounting principles generally accepted in the United States, such as the adoption of ASC 606, and difficulties in implementing these changes could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

          Accounting principles generally accepted in the United States, or U.S. GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In particular, in May 2014, the FASB issued ASC 606, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As an "emerging growth company," we are allowed under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to take advantage of this extended transition period under the JOBS Act, which resulted in ASC 606 becoming effective for us beginning on February 1, 2019. We plan to adopt using the modified retrospective transition method. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition; allowance for doubtful accounts; valuation of common stock and redeemable convertible preferred stock warrants; carrying value and useful lives of long-lived assets; loss contingencies; and the provision for income taxes and related deferred taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the market price of our Class A common stock.

          Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial position and profit, or cause an adverse deviation from our revenue and operating profit target, which may negatively impact our financial results.

Our business is subject to the risks of earthquakes, fire, floods, and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

          Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, a fire, a flood, or significant power outage could have a material adverse impact on our business, results of operations, and financial condition. Natural disasters could affect our personnel, data centers, supply chain, manufacturing vendors, or logistics providers' ability to provide materials and perform services such as manufacturing products or assisting with shipments on a timely basis. In addition, climate change could result in an increase in the frequency or severity of natural disasters. In the event that our or our service providers' information technology systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, resulting in missed financial targets, such as revenue and shipment targets, for a particular quarter. In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in our industry, and our internal systems may be victimized by such attacks. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, and our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses we may incur. Acts of terrorism and other geo-political unrest could also cause disruptions in our business or the business of our supply chain, manufacturers, logistics providers, partners, or customers or the economy as a whole. Any disruption in the business of our supply chain, manufacturers, logistics providers, partners or end-customers that impacts sales at the end of a fiscal quarter could have a significant adverse impact on our financial results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our products, our business, financial condition and results of operations would be adversely affected.

Risks Related to the Offering and Ownership of Our Class A Common Stock

The market price of our Class A common stock may be volatile, and you could lose all or part of your investment.

          We cannot predict the prices at which our Class A common stock will trade. The initial public offering price of our Class A common stock will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our Class A common stock will trade after this offering or to any other established criteria of the value of our business and prospects and the market price of our Class A common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. The market price of our Class A common stock following this offering will depend on a number of factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. In addition, the limited public float of our Class A common stock following this offering will tend to increase the volatility of the trading price of our Class A common stock. These fluctuations could cause you to lose all or part of your investment in our Class A common stock, since you might not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our Class A common stock include the following:

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  actual or anticipated changes or fluctuations in our results of operations;

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  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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  announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

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  industry or financial analyst or investor reaction to our press releases, other public announcements and filings with the SEC;

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  rumors and market speculation involving us or other companies in our industry;

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  price and volume fluctuations in the overall stock market from time to time;

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  changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

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  the expiration of market stand-off or contractual lock-up agreements and sales of shares of our Class A common stock by us or our stockholders;

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  failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

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  actual or anticipated developments in our business or our competitors' businesses or the competitive landscape generally;

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  litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

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  developments or disputes concerning our intellectual property rights or our solutions, or third-party proprietary rights;

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  announced or completed acquisitions of businesses or technologies by us or our competitors;

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  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

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  any major changes in our management or our board of directors, particularly with respect to Mr. Kurtz;

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  general economic conditions and slow or negative growth of our markets; and

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  other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

          In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company's securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against us, could result in substantial costs and divert our management's attention and resources from our business. This could have an adverse effect on our business, results of operations and financial condition.

No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

          Prior to this offering, there has been no public market or active private market for our Class A common stock. We have applied to list our Class A common stock on The Nasdaq Global Select Market; however, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of Class A common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could reduce the price that our Class A common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

          Sales of a substantial number of shares of our Class A common stock in the public market after this offering, particularly sales by our directors, executive officers and significant stockholders, or the perception that these sales could occur, could adversely affect the market price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Based on the total number of shares outstanding as of January 31, 2019, upon completion of this offering, we will have                          shares of Class A common stock outstanding and         shares of Class B common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock and no exercise of outstanding options or warrants and after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of Class B common stock immediately upon the closing of this offering.

          All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

          Subject to certain exceptions, we, all of our directors and executive officers and record holders of substantially all of our securities outstanding immediately prior to this offering, are subject to market stand-off agreements or have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of capital stock without the permission of Goldman Sachs & Co. LLC on behalf of the underwriters, for a period of 180 days from the date of this prospectus. However, such period may be shortened in certain circumstances to as few as 120 days from the date of this prospectus. See the section titled "Underwriting." When the lock-up period expires, we and our security holders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, Goldman Sachs & Co. LLC may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled "Shares Eligible for Future Sale" for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

          In addition, following this offering, holders of an aggregate of up to 163,916,832 shares of our Class B common stock will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to our amended and restated registration rights agreement, or RRA. If these holders of our Class B common stock, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our Class A common stock. We also intend to register the offer and sale of all shares of Class A common stock that we may issue under our equity compensation plans.

          We may also issue our shares of Class A common stock or securities convertible into shares of our Class A common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our Class A common stock, our stock price and trading volume could decline.

          The trading market for our Class A common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our Class A common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock (or options or other securities convertible into or exercisable for our capital stock) prior to the completion of this offering, including our executive officers, employees, directors, current principal stockholders, and their affiliates, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval.

          Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this initial public offering, has one vote per share. The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock (or options or other securities convertible into or exercisable for our capital stock) prior to the completion of this offering, including our executive officers, employees, directors, current principal stockholders, and their affiliates, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

          Upon the completion of this offering, our executive officers, directors, each of our stockholders that currently owns more than five percent of our outstanding capital stock, and their respective affiliates will hold, in aggregate,         % of the voting power of our outstanding capital stock. Furthermore, three of our current stockholders and their affiliates will hold, in aggregate,         % of the voting power of our outstanding capital stock. For more information, see "Principal Stockholders." As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our company, could deprive our stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale or other liquidity event and might ultimately affect the market price of our common stock.

          Further, our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" will not apply to Accel and Warburg Pincus, or their respective affiliates, in a manner that would prohibit them from investing in competing businesses or doing business with our partners or customers.

Shares of our common stock are subordinate to our debts and other liabilities, resulting in a greater risk of loss for stockholders.

          Shares of our common stock are subordinate in right of payment to all of our current and future debt. We cannot assure that there would be any remaining funds after the payment of all of our debts for any distribution to our common stockholders.

We have broad discretion to determine how to use the funds raised in this offering, and we may use them in ways that may not enhance our results of operations or the price of our Class A common stock.

          The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our stock and thereby enable access to the public equity markets for our employees and stockholders, to obtain additional capital and to increase our visibility in the marketplace. We currently intend to use the net proceeds from this offering for general corporate purposes, including for any of the purposes described in the section titled "Use of Proceeds." However, we do not currently have any specific or preliminary plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. We could spend the proceeds from this offering in ways that our stockholders may not agree with or that do not yield a favorable return. You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our Class A common stock could decline.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

          We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Additionally, our ability to pay dividends is limited by restrictions on our ability to pay dividends or make distributions under the terms of our credit facility. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

          For so long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies who have adopted the new or revised accounting standards. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Because the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding Class A and Class B common stock following this offering, new investors will experience immediate and substantial dilution.

          The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A and Class B common stock outstanding immediately following this offering, based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $                          per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of January 31, 2019, after giving effect to the issuance of shares of our Class A common stock in this offering. Furthermore, if the underwriters exercise their option to purchase additional shares in full, outstanding options are exercised, we issue awards to our employees under our equity incentive plans or we otherwise issue additional shares of our Class A common stock, you could experience further dilution. See the section titled "Dilution" for more information.

The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plans, or otherwise will dilute all other stockholders.

          Our amended and restated certificate of incorporation that will be in effect upon completion of this offering authorizes us to issue up to                   shares of Class A common stock, up to             shares of Class B common stock, and up to                  shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of Class A common stock or securities convertible into shares of our Class A common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.

Certain provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove members of our board of directors or current management, and may adversely affect the market price of our Class A common stock.

          Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

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  our dual class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;

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  a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

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  the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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  the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders, which prohibition will take effect on the first date on which the number of outstanding shares of our Class B common stock represents less than 10% of the aggregate number of outstanding shares of our Class A common stock and our Class B common stock, taken together as a single class;

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  the requirement that a special meeting of stockholders may be called only by the chairperson of our board of directors, chief executive officer or by the board of directors acting pursuant to a resolution adopted by a majority of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

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  certain amendments to our amended and restated certificate of incorporation will require the approval of two-thirds of the then-outstanding voting power of our capital stock; and

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  advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

          These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. See the section titled "Description of Capital Stock—Anti-takeover Provisions."

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware, and to the extent enforceable, the federal district courts of the United States, will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

          Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that the Court of Chancery of the State of Delaware is the exclusive forum for:

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  any derivative action or proceeding brought on our behalf;

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  any action asserting a breach of fiduciary duty;

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  any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws;

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  any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; and

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  any action asserting a claim against us that is governed by the internal-affairs doctrine.

          However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, our amended and restated bylaws will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

          These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus, including the sections titled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contain forward-looking statements. The words "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect," and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

          These forward-looking statements include, but are not limited to, statements concerning the following:

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  our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses (including changes in research and development, sales and marketing and general and administrative expenses), and our ability to achieve, and maintain, future profitability;

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  the growth in the market for cloud-based security solutions and future cybersecurity spending;

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  our business plan and our ability to effectively manage our growth and associated investments;

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  anticipated trends, growth rates and challenges in our business and in the markets in which we operate;

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  market acceptance of recently introduced solutions;

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  beliefs and objectives for future operations;

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  our ability to increase our market share of the overall security and IT operations market with our solutions;

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  our ability to increase sales of our solutions;

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  our ability to attract and retain customers;

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  our ability to cross-sell to our existing customers;

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  our ability to maintain and expand our customer base and our relationships with channel and technology alliance partners;

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  our ability to timely and effectively scale and adapt our existing solutions;

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  our ability to continue to innovate and enhance our cloud-based platform;

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  our ability to develop new solutions and bring them to market in a timely manner;

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  our ability to maintain, protect and enhance our brand and intellectual property;

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  our ability to continue to expand internationally;

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  the effects of increased competition in our markets and our ability to compete effectively;

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  the sufficiency of our cash to meet our cash needs for at least the next 12 months;

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  future acquisitions or investments;

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  our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

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  economic and industry trends or trend analysis;

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  the attraction and retention of qualified employees and key personnel;

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  the estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices;

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  the future trading prices of our Class A common stock;

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  our estimated total addressable market; and

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  our anticipated use of the net proceeds from this offering.

          We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

          These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled "Risk Factors" and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

          In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

          You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

          This prospectus contains estimates and information concerning our industry, including market size of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. While we believe the industry, market, and competitive position data included in this prospectus are reliable and are based on reasonable assumptions, these data are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications and reports.

          The sources of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

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  Cisco Systems, Inc., Cisco Visual Networking Index: Forecast and Trends, 2017-2022, November 2018.

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  IDC, Market Analysis Perspective: Worldwide Managed Security Services Providers, 2018, September 2018.

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  IDC, Market Forecast—Worldwide IT Asset Management Software Forecast, 2018-2022: Asset Management Accelerates as Digital Transformation Changes What Assets Must Be Managed, September 2018.

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  IDC MarketScape: U.S. Incident Readiness, Response, and Resiliency Services 2018 Vendor Assessment—Beyond the Big 5 Consultancies, September 2018.

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  IDC, Market Forecast—Worldwide Corporate Endpoint Security Forecast, 2018-2022, July 2018.

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  IDC, Market Forecast—Worldwide Security and Vulnerability Forecast, 2018-2022: SVM Vendors Fight Off New Market Entrants, July 2018.

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  IDC MarketScape: Worldwide Endpoint Specialized Threat Analysis and Protection 2017 Vendor Assessment, April 2018.

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  IDC, Market Forecast—Worldwide Threat Intelligence Security Services Forecast, 2017-2021, November 2017.

  •
  Gartner Peer Insights 'Voice of the Customer': Endpoint Protection Platforms, Authored by Peer Contributors, Published 26 February 2019, among vendors also named a Jan. 2019 Customers' Choice for Endpoint Protection Platforms.* The rating is based on 180 reviews, as of 31 October 2018.(1)

  •
  Gartner, Critical Capabilities for Endpoint Protection Platforms, Authored by Eric Ouellet, Ian McShane. Published 30 April 2018.(2)

  •
  Gartner, Magic Quadrant for Endpoint Protection Platforms, Authored by Ian McShane, Avivah Litan, Eric Ouellet, Prateek Bhajanka, Published 24 January 2018.(3)

  •
  The Forrester Wave™: Endpoint Detection And Response, Q3 2018.

  •
  The Forrester Wave™: Endpoint Security Suites, Q2 2018.

  •
  The Forrester Wave™: Cybersecurity Incident Response Services, Q1 2019.

          The Gartner Reports described herein, or the Gartner Reports, represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

          Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

          Gartner Peer Insights Customers' Choice constitute the subjective opinions of individual end-user reviews, ratings, and data applied against a documented methodology; they neither represent the views of, nor constitute an endorsement by, Gartner or its affiliates.

 USE OF PROCEEDS

          We estimate that the net proceeds to us from the sale of shares of our Class A common stock offered by us in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $              million, or approximately $              million if the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full.

          Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares of our Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

          The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our stock and thereby enable access to the public equity markets for our employees and stockholders, to obtain additional capital, and to increase our visibility in the marketplace.

          We currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, products, or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or investments.

          We cannot specify with certainty the particular uses for the net proceeds from this offering. Accordingly, we will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in short-term, investment-grade interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

          We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our capital stock in the foreseeable future. Additionally, our ability to pay dividends is limited by restrictions on our ability to pay dividends or make distributions under the terms of our credit facility. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

 CAPITALIZATION

          The following table sets forth cash, cash equivalents, and marketable securities, as well as our capitalization, as of January 31, 2019, as follows:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to (i) the automatic conversion of an aggregate of 131,267,586 shares of our outstanding redeemable convertible preferred stock into an equivalent number of shares of our Class B common stock, (ii) the reclassification of all of our outstanding common stock into an equal number of shares of Class B common stock, (iii) the automatic conversion of the redeemable convertible preferred stock warrants to Class B common stock warrants, and the resulting reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in-capital, (iv) stock-based compensation expense of approximately $10.4 million associated with RSUs subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, each of which will occur immediately prior to the completion of this offering; and

  •
  on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of                   shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this information together with our consolidated financial statements and related notes, and the sections titled "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are included elsewhere in this prospectus.

	As of January 31, 2019
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents, and marketable securities	$191,655	$191,655	$

Redeemable convertible preferred stock warrant liability	$4,537	$—	$

Redeemable convertible preferred stock, par value $0.0005 per share: 137,418,875 shares authorized, 131,267,586 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	557,912	—

Stockholders' equity (deficit):
Preferred stock, par value $0.0005 per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, par value $0.0005 per share: 220,000,000 shares authorized, 47,421,385 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	24	—
Class A common stock, par value $0.0005 per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, par value $0.0005 per share: no shares authorized, issued and outstanding, actual; shares authorized, 178,688,971 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	90
Additional paid-in capital	31,211	603,956
Accumulated deficit	(519,126)	(529,488)
Accumulated other comprehensive income	98	98

Total stockholders' equity (deficit)	(487,793)	74,656

Total capitalization	$74,656	$74,656	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders' equity, and total capitalization by approximately $              million, assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares of our Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

          The number of shares of our common stock that will be outstanding after this offering is based on 178,688,971 shares of our Class B common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of January 31, 2019, and excludes:

  •
  26,535,487 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of January 31, 2019, with a weighted-average exercise price of $3.87 per share;

  •
  4,059,407 shares of our Class B common stock issuable upon the satisfaction of a performance-based vesting condition pursuant to RSUs outstanding as of January 31, 2019;

  •
  336,386 shares of our Class B common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase 336,386 shares of our redeemable convertible preferred stock that were outstanding as of January 31, 2019, with a weighted-average exercise price of $2.94 per share; and

  •
  shares of our Class A common stock reserved for future issuance under our equity compensation plans, including:

  •
               shares of our Class A common stock to be reserved for future issuance under our 2019 Plan, which will become effective prior to the completion of this offering;

  •
  1,540,071 shares of our Class B common stock reserved for future issuance under our 2011 Plan as of January 31, 2019. Shares reserved for issuance under our 2011 plan will be added to the shares of our Class A common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness; and

  •
               shares of our Class A common stock to be reserved for future issuance under our ESPP, which will become effective upon completion of this offering.

          Our 2019 Plan and ESPP each provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2019 Plan also provides for increases to the number of shares of our Class A common stock that may be granted thereunder based on shares under our 2011 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled "Executive Compensation—Employee Benefit and Stock Plans."

 DILUTION

          If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of Class A common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

          Our historical net tangible book value (deficit) as of January 31, 2019, was $(538.4) million, or $(11.35) per share of common stock. Our pro forma net tangible book value as of January 31, 2019 was $24.0 million, or $0.13 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our Class A and Class B common stock outstanding as of January 31, 2019, assuming the conversion of all 131,267,586 outstanding shares of our redeemable convertible preferred stock into an equivalent number of shares of Class B common stock and the resulting reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in-capital.

          After giving effect to our sale in this offering of             shares of our Class A common stock, at an assumed initial public offering price of $             per share, the midpoint of the estimated offering price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of January 31, 2019, would have been approximately $              million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares in this offering.

          The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of January 31, 2019	$(11.35)
Pro forma net tangible book value per share as of January 31, 2019	0.13
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma net tangible book value, as adjusted to give effect to this offering		$

Dilution in pro forma net tangible book value per share to new investors in this offering		$

          The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the estimated offering price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $             per share, the increase (decrease) attributable to this offering by $             per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. Each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $             per share, the increase (decrease) attributable to this offering by $             per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $             per share, assuming that the assumed initial public offering price of

$             per share, the midpoint of the estimated offering price range on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the pro forma net tangible book value per share after giving effect to this offering would be $             per share, and the dilution in net tangible book value per share to investors in this offering would be $             per share.

          The following table summarizes, on a pro forma as adjusted basis as of January 31, 2019, after giving effect to the sale of shares of Class A common stock by us in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated offering price range on the cover of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed offering price of $             per share, the midpoint of the estimated offering price range on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
								Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	178,688,971		%		$502,596,355		%	$2.81
New public investors

Total		100%		$		100%

          The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $             per share, the increase (decrease) attributable to this offering by $             per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $             per share, assuming that the assumed initial public offering price of $             per share, the midpoint of the estimated offering price range reflected on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters' option to purchase additional shares of our Class A common stock from us. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, our existing stockholders would own         % and the investors purchasing shares of our Class A common stock in this offering would own         % of the total number of shares of our common stock outstanding immediately after completion of this offering.

          The number of shares of our common stock that will be outstanding after this offering is based on 178,688,971 shares of our Class B common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of January 31, 2019, and excludes:

  •
  26,535,487 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of January 31, 2019, with a weighted-average exercise price of $3.87 per share;

  •
  4,059,407 shares of our Class B common stock issuable upon the satisfaction of a performance-based vesting condition pursuant to RSUs outstanding as of January 31, 2019;

  •
  336,386 shares of our Class B common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase 336,386 shares of our redeemable convertible preferred stock that were outstanding as of January 31, 2019, with a weighted-average exercise price of $2.94 per share; and

  •
  shares of our Class A common stock reserved for future issuance under our equity compensation plans, including:

  •
               shares of our Class A common stock to be reserved for future issuance under our 2019 Plan, which will become effective prior to the completion of this offering;

  •
  1,540,071 shares of our Class B common stock reserved for future issuance under our 2011 Plan as of January 31, 2019. Shares reserved for issuance under our 2011 plan will be added to the shares of our Class A common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness; and

  •
               shares of our Class A common stock to be reserved for future issuance under our ESPP, which will become effective upon completion of this offering.

          Our 2019 Plan and ESPP each provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2019 Plan also provides for increases to the number of shares of our Class A common stock that may be granted thereunder based on shares under our 2011 Plan that expire, are forfeited, or otherwise repurchased by us. See the section titled "Executive Compensation—Employee Benefit and Stock Plans" for further explanation.

          To the extent that any outstanding options or warrants are exercised or we issue any securities or convertible debt in the future, investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

          We derived the selected consolidated statements of operations data for fiscal 2017, fiscal 2018, and fiscal 2019 and the consolidated balance sheet data as of January 31, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data should be read together with our audited consolidated financial statements and the related notes, as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our historical results are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended January 31,
	2017	2018	2019
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue
Subscription	$37,895	$92,568	$219,401
Professional services	14,850	26,184	30,423

Total revenue	52,745	118,752	249,824

Cost of revenue(1)
Subscription	24,378	39,857	69,208
Professional services	9,628	14,629	18,030

Total cost of revenue	34,006	54,486	87,238

Gross profit	18,739	64,266	162,586

Operating expenses
Sales and marketing(1)	53,748	104,277	172,682
Research and development(1)	39,145	58,887	84,551
General and administrative(1)	16,402	32,542	42,217

Total operating expenses	109,295	195,706	299,450

Loss from operations	(90,556)	(131,440)	(136,864)
Interest expense	(615)	(1,648)	(428)
Other expense, net	(82)	(1,473)	(1,418)

Loss before provision for income taxes	(91,253)	(134,561)	(138,710)
Provision for income taxes	(87)	(929)	(1,367)

Net loss	$(91,340)	$(135,490)	$(140,077)

Accretion of redeemable convertible preferred stock	(17,012)	(5,853)	—

Net loss attributable to common stockholders	$(108,352)	$(141,343)	$(140,077)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.73)	$(3.38)	$(3.12)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	39,706	41,876	44,863

Pro forma net loss per share, basic and diluted (unaudited)(2)			$(0.80)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(2)			171,202

(1)
Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Cost of revenue	$91	$341	$894
Sales and marketing	638	1,386	5,175
Research and development	561	3,429	7,815
General and administrative	704	7,187	6,621

Total stock-based compensation expense	$1,994	$12,343	$20,505

(2)
See Note 2 and Note 15 to our consolidated financial statements elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to our common stockholders, our basic and diluted pro forma net loss per share, and the weighted-average number of shares used in the computation of the per share amounts.

	As of January 31,
	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$63,179	$88,408
Working capital (deficit)(1)	(12,279)	49,968
Total assets	217,703	433,219
Deferred revenue, current and noncurrent	158,950	290,067
Redeemable convertible preferred stock	358,016	557,912
Accumulated deficit	(378,948)	(519,126)
Total stockholders' deficit	(369,474)	(487,793)

(1)
Working capital (deficit) is defined as current assets less current liabilities.

Key Metrics

          We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe the following metrics are useful in evaluating our business.

Subscription Customers

          Our subscription customers include all paid subscribers to our Falcon platform, and excludes customers solely of our incident response and proactive services. The following table sets forth the number of subscription customers as of the dates presented:

	As of January 31,
	2017	2018	2019
Subscription customers	450	1,242	2,516
Year-over-year growth	173%	176%	103%

Annual Recurring Revenue

          ARR is calculated as the annualized value of our customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms. The following table sets forth our ARR as of the dates presented:

	As of January 31,
	2017	2018	2019
	(dollars in thousands)
Annual recurring revenue	$58,758	$141,314	$312,656
Year-over-year growth	110%	140%	121%

Dollar-Based Net Retention Rate

          Our dollar-based net retention rate compares our ARR from a set of subscription customers against the same metric for those subscription customers from the prior year. Our dollar-based net retention rate reflects customer renewals, expansion, contraction, and churn, and excludes revenue from our incident response and proactive services. We calculate our dollar-based net retention rate as of period end by starting with the ARR from all subscription customers as of 12 months prior to such period end, or Prior Period ARR. We then calculate the ARR from these same subscription customers as of the current period end, or Current Period ARR. Current Period ARR includes any expansion and is net of contraction or churn over the trailing 12 months but excludes revenue from new subscription customers in the current period. We then divide the Current Period ARR by the Prior Period ARR to arrive at our dollar-based net retention rate. The following table sets forth the dollar-based net retention rates as of the dates presented:

	As of January 31,
	2017	2018	2019
Dollar-based net retention rate	104%	119%	147%

Non-GAAP Financial Measures

          We believe that, in addition to our results determined in accordance with GAAP, non-GAAP subscription gross profit, non-GAAP subscription gross margin, non-GAAP loss from operations, non-GAAP operating margin, free cash flow, and free cash flow margin are useful in evaluating our business, results of operations, and financial condition.

          See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for explanations of how we calculate these measures and for reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

	Year Ended January 31,
	2017	2018	2019
	(dollars in thousands)
Subscription gross profit	$13,517	$52,711	$150,193
Non-GAAP subscription gross profit	$13,664	$53,087	$151,209
Subscription gross margin	36%	57%	68%
Non-GAAP subscription gross margin	36%	57%	69%
Loss from operations	$(90,556)	$(131,440)	$(136,864)
Non-GAAP loss from operations	$(88,465)	$(118,302)	$(115,776)
Operating margin	(172)%	(111)%	(55)%
Non-GAAP operating margin	(168)%	(100)%	(46)%
Net cash used in operating activities	$(51,998)	$(58,766)	$(22,968)
Net cash used in investing activities	$(11,854)	$(28,330)	$(142,030)
Net cash provided by financing activities	$17,460	$126,831	$190,389
Free cash flow	$(64,645)	$(94,992)	$(65,613)
Net cash used in operating activities as a percentage of revenue	(99)%	(49)%	(9)%
Free cash flow margin	(123)%	(80)%	(26)%

Non-GAAP Subscription Gross Profit and Non-GAAP Subscription Gross Margin

          We define non-GAAP subscription gross profit and non-GAAP subscription gross margin as GAAP subscription gross profit and GAAP subscription gross margin, respectively, excluding stock-based compensation expense and amortization of acquired intangible assets.

Non-GAAP Loss from Operations and Non-GAAP Operating Margin

          We define non-GAAP loss from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets, and acquisition-related expenses.

Free Cash Flow and Free Cash Flow Margin

          Free cash flow is a non-GAAP financial measure that we define as net cash used in operating activities less purchases of property and equipment, capitalized internal-use software, acquisition of intangible assets, and cash used for business combinations. Free cash flow margin is calculated as free cash flow divided by total revenue. One limitation of free cash flow and free cash flow margin is that they do not reflect our future contractual commitments. Additionally, free cash flow does not represent the total increase or decrease in our cash balance for a given period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled "Special Note Regarding Forward-Looking Statements" and "Risk Factors." Our fiscal year end is January 31, and our fiscal quarters end on April 30, July 31, October 31, and January 31. Our fiscal years ended January 31, 2017, January 31, 2018, and January 31, 2019 are referred to herein as fiscal 2017, fiscal 2018, and fiscal 2019, respectively.

Overview

          We founded CrowdStrike in 2011 to reinvent security for the cloud era. When we started the company, cyberattackers had a decided, asymmetric advantage over existing security products. We turned the tables on the adversaries by taking a fundamentally new approach that leverages the network effects of crowdsourced data applied to modern technologies such as AI, cloud computing, and graph databases. Realizing that the nature of cybersecurity problems had changed but the solutions had not, we built our CrowdStrike Falcon platform to detect threats and stop breaches.

          We believe we are defining a new category called the Security Cloud, with the power to transform the security industry much the same way the cloud has transformed the CRM, HR, and service management industries. With our Falcon platform, we created the first multi-tenant, cloud native, intelligent security solution capable of protecting workloads across on-premise, virtualized, and cloud-based environments running on a variety of endpoints such as desktops, laptops, servers, virtual machines, and IoT devices. Our Falcon platform is composed of two tightly integrated proprietary technologies: our easily deployed intelligent lightweight agent and our cloud-based, dynamic graph database called Threat Graph. Our solution benefits from crowdsourcing and economies of scale, which we believe enables our AI algorithms to be uniquely effective. We call this cloud-scale AI. We initially provided intelligence and incident response services while we developed our Falcon platform. In June 2013, we first began providing EDR capabilities as a single solution. In February 2017, as we executed on our Falcon platform expansion strategy, we began offering these and additional capabilities as separate cloud modules. This strategic move facilitated new customer adoption and allowed us to further expand within our customer base. Today, we offer 10 cloud modules on our Falcon platform via a SaaS subscription-based model that spans multiple large security markets, including endpoint security, security and IT operations (including vulnerability management), and threat intelligence.

          Since our founding, we have achieved a number of milestones such as:

  •
  July 2012: We launched our threat intelligence product.

  •
  June 2013: We launched our EDR capabilities as a single solution.

  •
  August 2013: We launched our threat hunting cloud module.

  •
  August 2015: We were named 2015 Technology Pioneer by World Economic Forum.

  •
  August 2016: We were named to the 2016 Inc. 500--5000 list.

  •
  February 2017: We launched our full next-generation antivirus cloud module.

  •
  February 2017: We launched our IT hygiene cloud module and our multi-SKU go-to-market strategy.

  •
  May 2017: We were named to CNBC's 2017 Disruptor 50 list.

  •
  July 2017: We launched our malware search cloud module.

  •
  November 2017: We launched our sandbox and vulnerability management cloud modules.

  •
  April 2018: We received the SC Award for Best Security Company for the second year in a row, as well as for Best Enterprise Security Solution, and also launched our Falcon Complete cloud module.

  •
  August 2018: We launched our device control cloud module.

  •
  September 2018: We received FedRAMP authorization.

  •
  September 2018: We were ranked number six in Forbes Cloud 100 List (second consecutive year on list).

  •
  October 2018: We were named to the Fortune Best Companies To Work For list (second consecutive year on list).

  •
  February 2019: We launched the first open cloud-based application platform for endpoint security and the industry's first unified security cloud ecosystem of trusted third-party applications.

  •
  March 2019: We announced the first enterprise EDR solution for mobile devices, which we expect will be commercially available later this year.

          Some of the world's largest enterprises, government organizations, and high profile brands trust us to protect their business. As of January 31, 2019, we had 2,516 subscription customers worldwide, including 44 of the Fortune 100, 37 of the top 100 global companies, and nine of the top 20 major banks. In fiscal 2019, 77% of our total revenue was generated from customers in the United States.

          We have recently experienced significant growth, with total revenue increasing from $52.7 million for fiscal 2017 to $118.8 million for fiscal 2018, representing year-over-year growth of 125%, and from $118.8 million for fiscal 2018 to $249.8 million for fiscal 2019, representing year-over-year growth of 110%. Subscription revenue grew from $37.9 million for fiscal 2017 to $92.6 million for fiscal 2018, a 144% increase, and from $92.6 million for fiscal 2018 to $219.4 million for fiscal 2019, a 137% increase. Our ARR has grown from $58.8 million as of January 31, 2017 to $141.3 million as of January 31, 2018, a 140% increase, and from $141.3 million as of January 31, 2018 to $312.7 million as of January 31, 2019, a 121% increase. Our net loss increased from $91.3 million for fiscal 2017 to $135.5 million for fiscal 2018 and from $135.5 million for fiscal 2018 to $140.1 million for fiscal 2019. Our accumulated deficit as of January 31, 2019 was $519.1 million. We expect to continue to incur net losses for the foreseeable future as we continue to invest in our business and our sales capabilities to address our large market opportunity.

Our Go-To-Market Strategy

          We have a diverse and highly efficient go-to-market strategy through which we sell subscriptions to our Falcon platform and cloud modules to organizations across multiple industries. We primarily sell subscriptions to our Falcon platform and cloud modules through our direct sales team that leverages our network of channel partners. Our direct sales team is comprised of field sales and inside sales professionals who are segmented by a customer's number of endpoints.

          We have a low friction land-and-expand sales strategy. When customers deploy our Falcon platform, they can start with any number of cloud modules and we can activate additional cloud modules in real time on the same agent already deployed on the endpoint. This architecture has also allowed us to begin to offer a free trial of our Falcon Prevent module directly from our website or the AWS Marketplace, and we plan to extend this capability to additional modules in the future. Once customers experience the benefits of our Falcon platform, they often expand their adoption over time by adding more endpoints or purchasing additional modules. We also use our sales team to identify current customers who may be interested in free trials of additional cloud modules, which serves as a powerful driver of our land-and-expand model. By segmenting our sales teams, we can deploy a low-touch sales model that efficiently identifies prospective customers.

          We began as a solution for large enterprises, but the flexibility and scalability of our Falcon platform has enabled us to seamlessly offer our solution to customers of any size—from those with hundreds of thousands of endpoints to as few as three. We have expanded our sales focus to include any organization without the need to modify our Falcon platform for small and medium sized businesses.

          A substantial majority of our customers purchase subscriptions with a term of one year. Our subscriptions are generally priced on a per-endpoint and per-module basis. We recognize revenue from our subscriptions ratably over the term of the subscription. We also generate revenue from our incident response and proactive professional services, which are generally priced on a time and materials basis. We view our professional services business primarily as an opportunity to cross-sell subscriptions to our Falcon platform and cloud modules.

Certain Factors Affecting Our Performance

          Adoption of Our Solutions.    We believe our future success depends in large part on the growth in the market for cloud-based SaaS-delivered endpoint security solutions. The limitations of legacy on-premise products, coupled with a dynamic and growing threat landscape, are intensifying the need for organizations to reevaluate their approach to cybersecurity. As organizations grow and become more distributed and diverse, adding more endpoints and workloads, they expand the attack surface available to sophisticated adversaries targeting their data and IT infrastructure. As security threats multiply, organizations often find themselves unable to hire sufficient security professionals to address all security gaps and vulnerabilities, underscoring the need for automated systems to effectively address these threats. Many organizations have not yet abandoned the on-premise legacy products in which they have invested substantial personnel and financial resources to design and maintain. As a result, it is difficult to predict customer adoption rates and demand for our cloud-based solutions. On-premise legacy products are siloed, lack integration, and have limited ability to collect, process, and analyze vast amounts of data, attributes that are required to be effective in today's increasingly dynamic threat landscape. Legacy security products have tried to address these attacks but firewalls are ineffective at protecting endpoints outside the corporate perimeter and signature-based products are not capable of protecting against unknown threats. Other alternatives such as malware-focused machine learning products are useless against cyberattacks that do not leverage malware, and approaches based on creating a manual list of approved programs, or whitelisting, are cumbersome to implement and enforce and are also vulnerable to attacks that exploit legitimate applications. To ensure comprehensive threat protection, we believe organizations need to adopt an integrated, data-driven, and automated cloud-based approach to security.

          New Customer Acquisition.    Our future growth depends in large part on our ability to acquire new customers. If our efforts to attract new customers are not successful, our revenue and rate of revenue growth may decline. We believe our ability to add new customers is a key indicator of the market's increased adoption of our solution. Our subscription customer count grew from 450 as of January 31, 2017, to 1,242 as of January 31, 2018, representing a year-over-year increase of 176% and from 1,242 as of January 31, 2018, to 2,516 as of January 31, 2019, representing a year-over-year increase of 103%. Our go-to-market strategy and the flexibility and scalability of our Falcon platform allow us to rapidly expand our customer base. Our incident response and proactive services also help drive new customer acquisitions, as many of these professional services customers subsequently purchase subscriptions to our Falcon platform. Many organizations have not yet adopted cloud-based security solutions, and since our Falcon platform has offerings for organizations of all sizes, worldwide, and across industries, we believe this presents a significant opportunity for growth.

          Maintain Customer Retention and Increase Sales.    Our ability to increase revenue depends in large part on our ability to retain our existing customers and increase the ARR of their subscriptions. We typically enjoy a high rate of customer retention. For example, our dollar-based gross retention rate was 96% and 98% as of January 31, 2018 and January 31, 2019, respectively. We calculate our dollar-based gross retention rate as of the period end by starting with the ARR from all subscription customers as of 12 months prior to such period, or Prior Period ARR. We then deduct from the Prior Period ARR any ARR from subscription customers who are no longer customers as of the current period end, or Current Period Remaining ARR. We then divide the total Current Period Remaining ARR by the total Prior Period ARR to arrive at our dollar-based gross retention rate, which is the percentage of ARR from all subscription customers as of the year prior that is not lost to customer churn. Our dollar-based gross retention rate reflects only customer losses and does not reflect customer expansion or contraction, so it demonstrates that the vast majority of our customers continue to use our solution and renew their subscriptions. We also focus on increasing sales to our existing customers by expanding their deployments to more endpoints and selling additional cloud modules for increased functionality. However, our customer retention and expansion may decline or fluctuate as a result of a number of factors, and if our efforts to expand our relationships with our customers are not successful, our business, results of operations, and financial condition may suffer.

          The chart below illustrates our strong relationship with existing customers by presenting our dollar-based net retention rate over the past eight fiscal quarters. Consistent with the execution of our platform strategy beginning in the first quarter of fiscal 2018, the ARR of our existing customer accounts has generally increased. Our dollar-based net retention rate, which measures existing customers' subscriptions over a 12 month period, was 147% as of January 31, 2019, demonstrating the power of our land-and-expand strategy. In order for us to increase the ARR from our existing customers, we need to expand our commercial relationships with these customers by deploying to more endpoints in their environment and selling additional modules. See the section titled "Key Metrics—Dollar-Based Net Retention Rate" below for additional information about how we define dollar-based net retention rate. The chart below also illustrates that the vast majority of our customers continue to use our solution and renew their subscriptions by presenting our dollar-based gross retention rates over the same periods.

          In February 2017, we transitioned our platform from a single offering into highly-integrated offerings of multiple SKU cloud modules. We initially launched this strategy with our IT hygiene, next-generation antivirus, EDR, managed threat hunting, and intelligence modules, and added five additional modules between February 2017 and October 2018. As our platform has become more integral to our customers' security strategy and we have continued to innovate and release new modules, we have experienced increased adoption of our cloud modules. Some of our subscription customers begin with one module and purchase additional modules over time, while others immediately deploy multiple modules. The chart below demonstrates the success we have had executing on our platform strategy, as 47% of our subscription customers have adopted four or more cloud modules as of January 31, 2019.

          Invest in Growth.    We believe that our market opportunity is large and requires us to continue to invest significantly in sales and marketing efforts to further grow our customer base, both domestically and internationally. Our open cloud architecture and single data model have allowed us to rapidly build and deploy new cloud modules, and we expect to continue investing in those efforts to further enhance our technology platform and product functionality. In addition to our ongoing investment in research and development, we may also pursue acquisitions of businesses, technologies, and assets that complement and expand the functionality of our Falcon platform, add to our technology or security expertise, or bolster our leadership position by gaining access to new customers or markets. Furthermore, we expect our general and administrative expenses to increase in dollar amount for the foreseeable future given the additional expenses for accounting, compliance, and investor relations as we become a public company. While we expect these investments will contribute to our long-term growth, they may adversely affect our profitability in the near term, until such time as we are able to sufficiently grow our number of customers and increase the value of ARR with existing customers. We plan to balance these investments in future growth with a continued focus on managing our results of operations.

Key Metrics

          We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Subscription Customers

          We believe that our ability to increase the number of subscription customers on our platform is an indicator of our market penetration, the growth of our business, and our potential future business opportunities. We have a history of growing the number of customers who subscribe to our Falcon platform, which does not include customers solely of our incident response and proactive services. We define a subscription customer as a separate legal entity that has entered into a distinct subscription agreement for access to Falcon platform for which the term has not ended or with which we are negotiating a renewal contract. We do not consider our channel partners as customers, and we treat managed service security providers, who may purchase our products on behalf of multiple companies, as a single customer. While initially we focused our sales and marketing efforts on large enterprises, in recent years we have also increased our sales and marketing to small and medium sized businesses. We estimate that, as of January 31, 2019, approximately two-thirds of our subscription customers were organizations with fewer than 1,000 employees. Historically, we have consistently increased the number of subscription customers period-over-period, and we expect this trend to continue as we increase the number of our subscription customers who are small and medium sized businesses, and as larger enterprises continue to replace or supplement their legacy on-premise security products.

          The following table sets forth the number of our subscription customers as of the dates presented:

	As of January 31,
	2017	2018	2019
Subscription customers	450	1,242	2,516
Year-over-year growth	173%	176%	103%

Annual Recurring Revenue

          We believe that ARR is a key metric to measure our business because it is driven by our ability to acquire new subscription customers and to maintain and expand our relationship with existing subscription customers. ARR is calculated as the annualized value of our customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms. To the extent that we are negotiating a renewal with a customer after the expiration of the subscription, we continue to include that revenue in ARR if we are actively in discussion with such an organization for a new subscription or renewal, or until such organization notifies us that it is not renewing its subscription.

          The following table sets forth our ARR as of the dates presented:

	As of January 31,
	2017	2018	2019
	(dollars in thousands)
Annual recurring revenue	$58,758	$141,314	$312,656
Year-over-year growth	110%	140%	121%

          The chart below illustrates our robust growth in ARR by presenting the ARR from the prior period plus the new ARR added during the period, net of any churn or contraction.

Dollar-Based Net Retention Rate

          We believe that our ability to retain and grow the subscription revenue generated from our existing subscription customers is an indicator of the long-term value of our subscription customer relationships and our potential future business opportunities. We track our performance in this area by measuring our dollar-based net retention rate, which reflects customer renewals, expansion, contraction, and churn, and excludes revenue from our incident response and proactive services.

          Our dollar-based net retention rate as of a given point in time is calculated as Current Period ARR divided by Prior Period ARR, where prior Period ARR is the ARR from all subscription customers as of 12 months prior to such period end and Current Period ARR is the ARR from these same subscription customers as of the current period end, which includes any expansion and is net of contraction or churn over the trailing 12 months, but excludes revenue from new subscription customers in the current period.

          The following table sets forth our dollar-based net retention rates as of the dates presented:

	As of January 31,
	2017	2018	2019
Dollar-based net retention rate	104%	119%	147%

          Since January 2016, our dollar-based net retention rate has consistently exceeded 100%, which is primarily attributable to an expansion of endpoints within, and cross-selling additional cloud modules to, our existing subscription customers. Our dollar-based net retention rate can fluctuate from period to period due to large customer contracts in a given period, which may reduce our dollar-based net retention rate in subsequent periods if the customer makes a larger upfront purchase and does not continue to increase purchases.

Non-GAAP Financial Measures

          In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In particular, free cash flow is not a substitute for cash used in operating activities. Additionally, the utility of free cash flow as a measure of our financial performance and liquidity is further limited as it does not represent the total increase or decrease in our cash balance for a given period. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

          We believe that these non-GAAP financial measures as presented in the below table, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook.

	Year Ended January 31,
	2017	2018	2019
	(dollars in thousands)
Subscription gross profit	$13,517	$52,711	$150,193
Non-GAAP subscription gross profit	$13,664	$53,087	$151,209
Subscription gross margin	36%	57%	68%
Non-GAAP subscription gross margin	36%	57%	69%
Loss from operations	$(90,556)	$(131,440)	$(136,864)
Non-GAAP loss from operations	$(88,465)	$(118,302)	$(115,776)
Operating margin	(172)%	(111)%	(55)%
Non-GAAP operating margin	(168)%	(100)%	(46)%
Net cash used in operating activities	$(51,998)	$(58,766)	$(22,968)
Net cash used in investing activities	$(11,854)	$(28,330)	$(142,030)
Net cash provided by financing activities	$17,460	$126,831	$190,389
Free cash flow	$(64,645)	$(94,992)	$(65,613)
Net cash used in operating activities as a percentage of revenue	(99)%	(49)%	(9)%
Free cash flow margin	(123)%	(80)%	(26)%

Non-GAAP Subscription Gross Profit and Non-GAAP Subscription Gross Margin

          We define non-GAAP subscription gross profit and non-GAAP subscription gross margin as GAAP subscription gross profit and GAAP subscription gross margin, respectively, excluding stock-based compensation expense and amortization of acquired intangible assets. We believe non-GAAP subscription gross profit and non-GAAP subscription gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these measures eliminate the effects of certain variables unrelated to our overall operating performance.

          The following table presents a reconciliation of our non-GAAP subscription gross profit to our GAAP subscription gross profit and of our non-GAAP subscription gross margin to our GAAP subscription gross margin as of the periods presented:

	Year Ended January 31,
	2017	2018	2019
	(dollars in thousands)
Subscription revenue	$37,895	$92,568	$219,401
Subscription gross profit	$13,517	$52,711	$150,193
Add: Stock-based compensation expense	50	89	689
Add: Amortization of acquired intangible assets	97	287	327

Non-GAAP subscription gross profit	$13,664	$53,087	$151,209

Subscription gross margin	36%	57%	68%
Non-GAAP subscription gross margin	36%	57%	69%

Non-GAAP Loss from Operations and Non-GAAP Operating Margin

          We define non-GAAP loss from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets, and acquisition-related expenses. We believe non-GAAP loss from operations and non-GAAP operating margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics generally eliminate the effects of certain variables unrelated to our overall operating performance.

          The following table presents a reconciliation of our non-GAAP loss from operations to our GAAP loss from operations and our non-GAAP operating margin to our GAAP operating margin as of the periods presented:

	Year Ended January 31,
	2017	2018	2019
	(dollars in thousands)
Total revenue	$52,745	$118,752	$249,824
Loss from operations	$(90,556)	$(131,440)	$(136,864)
Add: Stock-based compensation expense	1,994	12,343	20,505
Add: Amortization of acquired intangible assets	97	628	583
Add: Acquisition-related expenses	—	167	—

Non-GAAP loss from operations	$(88,465)	$(118,302)	$(115,776)

Operating margin	(172)%	(111)%	(55)%
Non-GAAP operating margin	(168)%	(100)%	(46)%

Free Cash Flow and Free Cash Flow Margin

          Free cash flow is a non-GAAP financial measure that we define as net cash used in operating activities less purchases of property and equipment, capitalized internal-use software, acquisition of intangible assets, and cash used for business combinations.

          Free cash flow margin is calculated as free cash flow divided by total revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity that provide information to management and investors, even if negative, as they provide useful information about the amount of cash consumed by our operating activities that is not available to be used for purchases of property and equipment and other strategic initiatives. For example, as free cash flow is negative, we will need to access cash reserves or other sources of capital for these investments. One limitation of free cash flow and free cash flow margin is that they do not reflect our future contractual commitments. Additionally, free cash flow does not represent the total increase or decrease in our cash balance for a given period.

          The following table presents a reconciliation of free cash flow and free cash flow margin to net cash used in operating activities:

	Year Ended January 31,
	2017	2018	2019
	(dollars in thousands)
Total revenue	$52,745	$118,752	$249,824
Net cash used in operating activities	(51,998)	(58,766)	(22,968)
Less: Purchases of property and equipment	(6,591)	(22,906)	(35,851)
Less: Capitalized internal-use software	(5,556)	(6,542)	(6,794)
Less: Acquisition of intangible assets	(500)	(307)	—
Less: Cash used for business combinations	—	(6,471)	—

Free cash flow	$(64,645)	$(94,992)	$(65,613)

Net cash used in investing activities	$(11,854)	$(28,330)	$(142,030)
Net cash provided by financing activities	$17,460	$126,831	$190,389
Net cash used in operating activities as a percentage of revenue	(99)%	(49)%	(9)%
Less: Purchases of property and equipment as a percentage of revenue	(12)%	(19)%	(14)%
Less: Capitalized internal-use software as a percentage of revenue	(11)%	(6)%	(3)%
Less: Acquisition of intangible assets as a percentage of revenue	(1)%	0%	0%
Less: Cash used for business combinations as a percentage of revenue	0%	(6)%	0%

Free cash flow margin	(123)%	(80)%	(26)%

Components of Our Results of Operations

Revenue

          Subscription Revenue.    Subscription revenue primarily consists of subscription fees for our Falcon platform and additional cloud modules that are supported by our cloud-based platform. Subscription revenue is driven primarily by the number of subscription customers, the number of endpoints per customer, and the number of cloud modules included in the subscription. We recognize subscription revenue ratably over the term of the agreement, which is generally one to three years. Because our subscription customers are generally billed upfront, we have recorded significant deferred revenue. Consequently, a substantial portion of the revenue that we report in each period is attributable to the recognition of deferred revenue relating to subscriptions that we entered into during previous periods.

          Professional Services Revenue.    Professional services revenue includes incident response and proactive services, forensic and malware analysis, and attribution analysis. Professional services are generally sold separately from subscriptions to our Falcon platform, although customers frequently enter into a separate arrangement to purchase subscriptions to our Falcon platform at the conclusion of a professional services arrangement. Professional services are available through hourly rate and fixed fee contracts, one-time and ongoing engagements, and retainer-based agreements.

          We recognize revenue when the following criteria are met: (1) persuasive evidence of the contract exists in the form of a written contract, amendments to that contract, or purchase orders from a third party; (2) delivery has occurred, or services have been rendered; (3) the price is fixed or determinable; and (4) collectability is reasonably assured based on customer creditworthiness and history of collection. Revenue for time and materials and retainer-based arrangements is recognized as services are performed. For professional services fixed fee contracts, we recognize revenue by applying the proportional performance method.

Cost of Revenue

          Subscription Cost of Revenue.    Subscription cost of revenue consists primarily of costs related to hosting our cloud-based Falcon platform in data centers, amortization of our capitalized internal-use software, employee-related costs such as salaries, bonuses, stock-based compensation expense, benefits costs associated with our operations and support personnel, software license fees, property and equipment depreciation, and an allocated portion of facilities and administrative costs.

          As new customers subscribe to our platform and existing subscription customers increase the number of endpoints on our Falcon platform, our cost of revenue will increase due to greater cloud hosting costs related to powering new cloud modules and the incremental costs for storing additional data collected for such cloud modules and employee-related costs. We intend to continue to invest additional resources in our cloud platform and our customer support organizations as we grow our business. The level and timing of investment in these areas could affect our cost of revenue in the future.

          Professional Services Cost of Revenue.    Professional services cost of revenue consists primarily of employee-related costs, technology, property and equipment depreciation, and an allocated portion of facilities and administrative costs.

Gross Profit and Gross Margin

          Gross profit and gross margin have been and will continue to be affected by various factors, including the timing of our acquisition of new subscription customers, renewals from existing subscription customers, sales of additional modules to existing subscription customers, the data center and bandwidth costs associated with operating our cloud platform, the extent to which we expand our customer support and cloud operations organizations, and the extent to which we can increase the efficiency of our technology, infrastructure, and data centers through technological improvements. We expect our gross profit to increase in dollar amount and our gross margin to increase modestly over the long term, although our gross margin could fluctuate from period to period depending on the interplay of these factors. Demand for our incident response services is driven by the number of breaches experienced by non-customers. Also, we view our professional services solutions in the context of our larger business and as a significant lead generator for new subscriptions. Because of these factors, our services revenue and gross margin may fluctuate over time.

Operating Expenses

          Our operating expenses consist of sales and marketing, research and development and general administrative expenses. For each of these categories of expense, employee-related expenses are the most significant component, which include salaries, employee benefit costs, bonuses, sales commissions, travel and entertainment related expenses, and stock-based compensation expense. Operating expenses also include an allocated portion of overhead costs for facilities, IT, and depreciation expense.

          Sales and Marketing.    Sales and marketing expenses primarily consist of employee-related expenses. Sales and marketing expenses also include expenses related to our Fal.Con customer conference and other marketing events and an allocated portion of facilities and administrative expenses, and cloud hosting and related services costs related to proof of value efforts. Incremental expenses to obtain a subscription contract, such as sales commissions, are capitalized and amortized over the term of the subscription. We currently amortize sales commissions on a straight-line basis to sales and marketing expense over the term of the subscription. Once we adopt ASC 606 in the fiscal year ending January 31, 2020, sales commissions and any other incremental expenses to obtain a subscription and upsells to existing customers that are paid upon the initial acquisition of a subscription will be amortized to sales and marketing expense over the estimated customer life, and any such expenses paid for the renewal of a subscription will be amortized to sales and marketing expense over the term of the renewal.

          We expect sales and marketing expenses to increase in dollar amount as we continue to make significant investments in our sales and marketing organization to drive additional revenue, further penetrate the market, and expand our global customer base.

          Research and Development.    Research and development expenses primarily consist of employee-related expenses, consulting expenses related to the design, development, testing, and enhancements of our subscription services, and an allocated portion of facilities and administrative expenses. Our cloud platform is software-driven, and our research and development teams employ software engineers in the design, and the related development, testing, certification, and support of these solutions.

          We expect research and development expenses to increase in dollar amount as we continue to increase investments in our technology architecture and software platform. However, we anticipate research and development expenses to decrease as a percentage of our total revenue over time, although our research and development expenses may fluctuate as a percentage of our total revenue from period-to-period depending on the timing of these expenses.

          General and Administrative.    General and administrative expenses consist of employee-related expenses and related expenses for our executive, finance, human resources, and legal organizations. In addition, general and administrative expenses include outside legal, accounting, and other professional fees, and an allocated portion of facilities and administrative expenses. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company. As a result, we expect our general and administrative expenses to increase in dollar amount. However, we anticipate general and administrative expenses to decrease as a percentage of our total revenue over time.

Results of Operations

          The following tables set forth our consolidated statements of operations in dollar amounts and as a percentage of total revenue for each period presented:

Fiscal Years Ended January 31, 2018 and 2019

          The following table summarizes our results of operations for fiscal 2018 as compared to fiscal 2019:

	Year Ended January 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Revenue
Subscription	$92,568	$219,401	$126,833	137%
Professional services	26,184	30,423	4,239	16%

Total revenue	118,752	249,824	131,072	110%

Cost of revenue(1)
Subscription	39,857	69,208	29,351	74%
Professional services	14,629	18,030	3,401	23%

Total cost of revenue	54,486	87,238	32,752	60%

Gross profit	64,266	162,586	98,320	153%

Operating expenses
Sales and marketing(1)	104,277	172,682	68,405	66%
Research and development(1)	58,887	84,551	25,664	44%
General and administrative(1)	32,542	42,217	9,675	30%

Total operating expenses	195,706	299,450	103,744	53%

Loss from operations	(131,440)	(136,864)	(5,424)	4%
Interest expense	(1,648)	(428)	1,220	(74)%
Other expense, net	(1,473)	(1,418)	55	(4)%

Loss before provision for income taxes	(134,561)	(138,710)	(4,149)	3%
Provision for income taxes	(929)	(1,367)	(438)	47%

Net loss	$(135,490)	$(140,077)	$(4,587)	3%

(1)
Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2018	2019
	(in thousands)
Cost of revenue	$341	$894
Sales and marketing	1,386	5,175
Research and development	3,429	7,815
General and administrative	7,187	6,621

Total stock-based compensation expense	$12,343	$20,505

          The following table presents the components of our consolidated statements of operations as a percentage of total revenue:

	Year Ended January 31,
	2018 % Revenue	2019 % Revenue
Revenue
Subscription	78%	88%
Professional services	22%	12%

Total revenue	100%	100%

Cost of revenue
Subscription	34%	28%
Professional services	12%	7%

Total cost of revenue	46%	35%

Gross profit	54%	65%

Operating expenses
Sales and marketing	88%	69%
Research and development	50%	34%
General and administrative	27%	17%

Total operating expenses	165%	120%

Loss from operations	(111)%	(55)%
Interest expense	(1)%	0%
Other income (expense), net	(1)%	(1)%

Loss before provision for income taxes	(113)%	(56)%
Provision for income taxes	(1)%	(1)%

Net loss	(114)%	(56)%

Revenue

          The following is a breakdown of total revenue from subscriptions and professional services for fiscal 2018, as compared to fiscal 2019:

	Year Ended January 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Subscription	$92,568	$219,401	$126,833	137%
Professional services	26,184	30,423	4,239	16%

Total revenue	$118,752	$249,824	$131,072	110%

          Total revenue increased from $118.8 million for fiscal 2018, to $249.8 million for fiscal 2019. Subscription revenue accounted for 78% of our total revenue for fiscal 2018, and 88% for fiscal 2019. Professional services revenue accounted for 22% of our total revenue for fiscal 2018, and 12% for fiscal 2019.

          The growth in subscription revenue from $92.6 million for fiscal 2018 to $219.4 million for fiscal 2019, a 137% increase, was primarily attributable to the addition of new customers, as we increased our customer base by 103% from 1,242 customers as of January 31, 2018 to 2,516 customers as of January 31, 2019. Subscription revenue from new customers, subscription revenue from the renewal of existing customers, subscription revenue from the sale of additional endpoints to existing customers, and subscription revenue from the sale of additional modules to existing customers accounted for 59%, 23%, 13%, and 5% of total subscription revenue for fiscal 2019, respectively.

          Professional services revenue grew from $26.2 million for fiscal 2018, to $30.4 million for fiscal 2019, a 16% increase, and was primarily attributable to an increase in the number of professional service hours performed.

Cost of Revenue, Gross Profit, and Gross Margin

          The following is a breakdown of cost of revenue related to subscriptions and professional services for fiscal 2018, as compared to fiscal 2019:

	Year Ended January 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Subscription	$39,857	$69,208	$29,351	74%
Professional services	14,629	18,030	3,401	23%

Total cost of revenue	$54,486	$87,238	$32,752	60%

          Total cost of revenue increased from $54.5 million for the fiscal 2018 to $87.2 million for fiscal 2019. Subscription cost of revenue increased from $39.9 million for fiscal 2018, to $69.2 million for fiscal 2019, a 74% increase. The increase in subscription cost of revenue was primarily due to an increase of $11.0 million in cloud hosting and related services, an increase in employee-related expenses of $7.9 million, which includes an increase of $0.6 million in stock-based compensation expense, driven by an increase in average headcount of 151%, an increase in depreciation of data center equipment of $3.7 million, an increase in amortization of internal-use software of $2.0 million, an increase in allocated overhead costs of $1.7 million, and an increase in software license fees of $1.3 million.

          Professional services cost of revenue increased from $14.6 million for fiscal 2018, to $18.0 million for the fiscal 2019, a 23% increase. The increase in professional services cost of revenue was primarily due to an increase in employee-related expenses of $1.9 million driven by an increase in average headcount of 37%, a $0.6 million increase in travel-related costs, an increase of $0.5 million in allocated overhead costs, and a $0.4 million increase in consulting costs.

          The following is a breakdown of gross profit and gross margin for subscriptions and professional services for fiscal 2018 compared to fiscal 2019.

	Year Ended January 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Subscription gross profit	$52,711	$150,193	$97,482	185%
Professional services gross profit	11,555	12,393	838	7%

Total gross profit	$64,266	$162,586	$98,320	153%

	Year Ended January 31,
			Increase (Decrease) %
	2018	2019
Subscription gross margin	57%	68%	20%
Professional services gross margin	44%	41%	(8)%
Total gross margin	54%	65%	20%

          Subscription gross margin increased from 57% for fiscal 2018, to 68% for fiscal 2019. This increase was a result of moving more of our operations to colocation data centers from third-party cloud service providers and renegotiating the terms of a third-party cloud service provider contract. This increase in gross margin was also due to incentivizing our sales team to drive higher margin subscriptions and efforts to optimize our channel partner programs. Professional services gross margin decreased from 44% for fiscal 2018, to 41% for fiscal 2019, primarily due to the lower utilization of professional services personnel. The timing of professional services engagements is highly variable and can result in fluctuations in gross margin on professional services.

Operating Expenses

Sales and Marketing

          The following is a breakdown of sales and marketing expenses for fiscal 2018, as compared to fiscal 2019:

	Year Ended January 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Sales and marketing expenses	$104,277	$172,682	$68,405	66%

          Sales and marketing expenses increased from $104.3 million for fiscal 2018, to $172.7 million for fiscal 2019, a 66% increase. The increase in sales and marketing expenses was primarily due to an increase in employee-related expenses of $48.6 million, which includes an increase in stock-based compensation expense of $3.8 million, driven by an increase in average sales and marketing headcount of 73%, an increase in marketing programs of $7.4 million, an increase in allocated overhead costs of $7.1 million, an increase in travel-related costs of $3.4 million, and an increase in cloud hosting and related services of $0.9 million.

Research and Development

          The following is a breakdown of research and development expenses for fiscal 2018, as compared to fiscal 2019:

	Year Ended January 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Research and development expenses	$58,887	$84,551	$25,664	44%

          Research and development expenses increased from $58.9 million for fiscal 2018, to $84.6 million for fiscal 2019, a 44% increase. This increase was primarily due to an increase in employee-related expenses of $19.5 million, which includes an increase of $4.4 million in stock-based compensation expense, driven by an increase in average research and development headcount of 36%. In addition, there was a $3.3 million increase in allocated overhead costs, an increase in cloud hosting and related costs of $3.1 million, and an increase in travel-related costs of $0.6 million, partially offset by a decrease in contract labor and consulting expenses of $1.9 million.

General and Administrative

          The following is a breakdown of general and administrative expenses for fiscal 2018, as compared to fiscal 2019:

	Year Ended January 31,		Change
	2018	2019	$	%
	(dollars in thousands)
General and administrative expenses	$32,542	$42,217	$9,675	30%

          General and administrative expenses increased from $32.5 million for fiscal 2018, to $42.2 million for fiscal 2019, a 30% increase. The increase in general and administrative expenses was primarily due to an increase in employee-related expenses of $3.9 million which includes a decrease of $0.9 million in stock-based compensation, driven by an increase in average general and administrative headcount of 59%. In addition, there was a $3.2 million increase in legal and accounting fees, a $1.2 million increased in allocated overhead costs, and a $0.8 million increase in software licensing fees.

Interest and Other Expense, Net

          The following is a breakdown of interest and other expense, net, for fiscal 2018, as compared to fiscal 2019:

	Year Ended January 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Interest expense	$1,648	$428	$(1,220)	(74)%
Other expense, net	$1,473	$1,418	$(55)	(4)%

          The decrease in interest expense of $1.2 million was driven primarily by a decrease in the amounts borrowed during fiscal 2019 compared to fiscal 2018. Other expense, net, decreased $0.1 million, which was driven primarily by an increase in the fair value of the redeemable convertible preferred stock warrants of $3.3 million, offset by an increase in interest income of $2.4 million and a decrease in the amortization of debt issuance costs of $1.0 million.

Provision for Income Taxes

          The following is a breakdown of the provision for income taxes for fiscal 2018, as compared to fiscal 2019:

	Year Ended January 31,		Change
	2018	2019	$	%
	(dollars in thousands)
Provision for income taxes	$929	$1,367	$438	47%

          The increase in the provision for income taxes was driven primarily by an increase in international income tax expense due to increased activity in several countries during fiscal 2019.

Fiscal Years Ended January 31, 2017 and 2018

          The following table summarizes our results of operations for fiscal 2017 compared to fiscal 2018:

	Year Ended January 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Revenue
Subscription	$37,895	$92,568	$54,673	144%
Professional services	14,850	26,184	11,334	76%

Total revenue	52,745	118,752	66,007	125%

Cost of revenue(1)
Subscription	24,378	39,857	15,479	63%
Professional services	9,628	14,629	5,001	52%

Total cost of revenue	34,006	54,486	20,480	60%

Gross profit	18,739	64,266	45,527	243%

Operating expenses
Sales and marketing(1)	53,748	104,277	50,529	94%
Research and development(1)	39,145	58,887	19,742	50%
General and administrative(1)	16,402	32,542	16,140	98%

Total operating expenses	109,295	195,706	86,411	79%

Loss from operations	(90,556)	(131,440)	(40,884)	45%
Interest expense	(615)	(1,648)	(1,033)	168%
Other income (expense), net	(82)	(1,473)	(1,391)	1,696%

Loss before provision for income taxes	(91,253)	(134,561)	(43,308)	47%
Provision for income taxes	(87)	(929)	(842)	968%

Net loss	$(91,340)	$(135,490)	$(44,150)	48%

(1)
Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2017	2018
	(in thousands)
Cost of revenue	$91	$341
Sales and marketing	638	1,386
Research and development	561	3,429
General and administrative	704	7,187

Total stock-based compensation expense	$1,994	$12,343

	Year Ended January 31,
	2017 % Revenue	2018 % Revenue
Revenue
Subscription	72%	78%
Professional services	28%	22%

Total revenue	100%	100%

Cost of revenue
Subscription	46%	34%
Professional services	18%	12%

Total cost of revenue	64%	46%

Gross profit	36%	54%

Operating expenses
Sales and marketing	102%	88%
Research and development	74%	50%
General and administrative	31%	27%

Total operating expenses	207%	165%

Loss from operations	(172)%	(111)%
Interest expense	(1)%	(1)%
Other income (expense), net	(0)%	(1)%

Loss before provision for income taxes	(173)%	(113)%
Provision for income taxes	(0)%	(1)%

Net loss	(173)%	(114)%

Revenue

          The following is a breakdown of total revenue from subscriptions and professional services for fiscal 2017 and fiscal 2018:

	Year Ended January 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Subscription	$37,895	$92,568	$54,673	144%
Professional services	14,850	26,184	11,334	76%

Total revenue	$52,745	$118,752	$66,007	125%

          Total revenue increased from $52.7 million for fiscal 2017 to $118.8 million for fiscal 2018. Subscription revenue accounted for 72% of our total revenue for fiscal 2017 and 78% for fiscal 2018. Professional services revenue accounted for 28% of our total revenue for fiscal 2017 and 22% for fiscal 2018. The growth in subscription revenue from $37.9 million for fiscal 2017 to $92.6 million for fiscal 2018, a 144% increase, was primarily attributable to the addition of new customers, as we increased our subscription customer base from 450 at the end of fiscal 2017 to 1,242 at the end of fiscal 2018, a 176% increase. Subscription revenue from new customers, subscription revenue from the renewal of existing customers, subscription revenue from the sale of additional endpoints to existing customers, and subscription revenue from the sale of additional modules to existing customers accounted for 74%, 14%, 9%, and 3% of total subscription revenue for fiscal 2018, respectively.

          Professional services revenue grew from $14.9 million for fiscal 2017 to $26.2 million for fiscal 2018, a 76% year-over-year increase, and was primarily attributable to an increase in the number of professional service hours performed.

Cost of Revenue, Gross Profit, and Gross Margin

          The following is a breakdown of cost of revenue related to subscriptions and professional services for fiscal 2017 and fiscal 2018:

	Year Ended January 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Subscription	$24,378	$39,857	$15,479	63%
Professional services	9,628	14,629	5,001	52%

Total cost of revenue	$34,006	$54,486	$20,480	60%

          Total cost of revenue increased from $34.0 million for fiscal 2017 to $54.5 million for fiscal 2018. Subscription cost of revenue increased from $24.4 million for fiscal 2017 to $39.9 million for fiscal 2018, a 63% increase. The increase in subscription cost of revenue was primarily due to an increase of $9.2 million in cloud hosting and related services, an increase in employee-related expenses of $3.4 million driven by an increase in average headcount of 75%, an increase in amortization of internal-use software of $1.6 million, and an increase of $1.2 million in allocated overhead costs.

          Professional services cost of revenue increased from $9.6 million for fiscal 2017 to $14.6 million for fiscal 2018, a 52% increase. The increase in professional services cost of revenue was primarily due to an increase in employee-related expenses of $3.0 million driven by an increase in average headcount of 22% for fiscal 2018 compared to fiscal 2017. Of this $3.0 million, $1.1 million was attributable to an increase in employee bonus expense, which was driven by the 76% increase in professional services revenue for fiscal 2018 compared to fiscal 2017. In addition, there was an increase of $1.0 million in allocated overhead costs and $0.6 million increase in consulting costs as we used more third-party contractors to deliver our services.

	Year Ended January 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Subscription gross profit	$13,517	$52,711	$39,194	290%
Professional services gross profit	5,222	11,555	6,333	121%

Total gross profit	$18,739	$64,266	$45,527	243%

	Year Ended January 31,
	2017	2018
Subscription gross margin	36%	57%
Professional services gross margin	35%	44%
Total gross margin	36%	54%

          Subscription gross margin increased from 36% for fiscal 2017 to 57% for fiscal 2018. This increase was a result of moving more of our operations to colocation data centers from third-party cloud service providers and renegotiating the terms of a third-party cloud service provider contract. This increase in gross margin was also due to incentivizing our sales team to drive higher margin subscriptions and efforts to optimize our channel partner programs. Professional services gross margin increased from 35% for fiscal 2017 to 44% for fiscal 2018 as a result of the increase in the number of professional services hours performed in fiscal 2018.

Operating Expenses

Sales and Marketing

          The following is a breakdown of sales and marketing expenses for fiscal 2017 and fiscal 2018:

	Year Ended January 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Sales and marketing expenses	$53,748	$104,277	$50,529	94%

          Sales and marketing expenses increased from $53.7 million for fiscal 2017 to $104.3 million for fiscal 2018, a 94% increase. The increase in sales and marketing expenses was primarily due to an increase in employee-related expenses of $32.9 million driven by an increase in average sales and marketing headcount of 106% for fiscal 2018 compared to fiscal 2017 and an increase in sales commission expense of $12.4 million. In addition, there was an increase of $7.7 million in allocated overhead costs, an increase of $4.0 million in marketing program expenses including costs incurred for Fal.Con, our first user conference, an increase in travel-related costs of $3.1 million, and an increase of $1.9 million in contract labor and consulting costs.

Research and Development

          The following is a breakdown of research and development expenses for fiscal 2017 and fiscal 2018:

	Year Ended January 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Research and development expenses	$39,145	$58,887	$19,742	50%

          Research and development expenses increased from $39.1 million for fiscal 2017 to $58.9 million for fiscal 2018, a 50% increase. This increase was primarily due to an increase in employee-related expenses of $14.0 million, which includes an increase of $2.9 million in stock-based compensation expense, driven by an increase in average research and development headcount of 40% for fiscal 2018 compared to fiscal 2017. In addition, there was an increase of $2.6 million in allocated overhead costs, an increase of $2.4 million in cloud hosting and related services, and an increase of $1.0 million in contract labor and consulting costs, partially offset by an increase in internal-use software capitalization of $1.5 million.

General and Administrative

          The following is a breakdown of general and administrative expenses for fiscal 2017 and fiscal 2018:

	Year Ended January 31,		Change
	2017	2018	$	%
	(dollars in thousands)
General and administrative expenses	$16,402	$32,542	$16,140	98%

          General and administrative expenses increased from $16.4 million for fiscal 2017 to $32.5 million for fiscal 2018, a 98% increase. The increase in general and administrative expenses was primarily due to an increase in employee-related expenses of $9.1 million, which includes an increase of $6.3 million in stock-based compensation expense, driven by an increase in average general and administrative headcount of 78% for fiscal 2018 compared to fiscal 2017. In addition, there was an increase of $3.7 million in legal and accounting fees, an increase of $0.7 million in allocated overhead costs, an increase of $0.5 million in contract labor and consulting costs, an increase of $0.4 million in recruiting costs, an increase of $0.4 million in bad debt expense, and an increase of $0.4 million in finance charges.

Interest and Other Expense, Net

          The following is a breakdown of interest and other expense, net, for fiscal 2017 and fiscal 2018:

	Year Ended January 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Interest expense	$615	$1,648	$1,033	168%
Other expense, net	$82	$1,473	$1,391	1,696%

          The increase in interest expense was driven primarily by an increase in amounts borrowed during fiscal 2018 compared to fiscal 2017. The increase in other expense, net was primarily driven by a $1.1 million increase in the amortization of our debt issuance costs due to the termination of our loan agreement during fiscal 2018, as discussed below in the section titled "—Debt Obligations."

Provision for Income Taxes

          The following is a breakdown of the provision for income taxes for the years ended fiscal 2017 and fiscal 2018:

	Year Ended January 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Provision for income taxes	$87	$929	$842	968%

          The increase in the provision for income taxes was driven primarily by an increase in international income tax expense due to our expansion into several new countries during fiscal 2018.

Quarterly Results of Operations

          The following table sets forth our unaudited quarterly statements of operations data for each of the quarters indicated. The unaudited quarterly statements of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
	(in thousands)
Revenue
Subscription	$32,494	$39,758	$49,161	$57,651	$72,831
Professional services	6,223	7,531	6,540	8,728	7,624

Total revenue	38,717	47,289	55,701	66,379	80,455

Cost of revenue(1)
Subscription	14,357	15,171	14,604	17,302	22,131
Professional services	4,813	4,223	3,971	4,972	4,864

Total cost of revenue	19,170	19,394	18,575	22,274	26,995

Gross profit	19,547	27,895	37,126	44,105	53,460

Operating expenses
Sales and marketing(1)	34,265	36,617	40,113	46,614	49,338
Research and development(1)	15,928	17,615	18,963	25,968	22,005
General and administrative(1)	6,121	6,777	8,477	13,614	13,349

Total operating expenses	56,314	61,009	67,553	86,196	84,692

Loss from operations	(36,767)	(33,114)	(30,427)	(42,091)	(31,232)
Interest expense	(190)	(192)	(236)	—	—
Other expense, net	(53)	(190)	(1,852)	303	321

Loss before provision for income taxes	(37,010)	(33,496)	(32,515)	(41,788)	(30,911)
Provision for income taxes	(483)	(121)	(362)	(535)	(349)

Net loss	$(37,493)	$(33,617)	$(32,877)	$(42,323)	$(31,260)

(1)
Includes stock-based compensation expense as follows:

	Three Months Ended
	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
	(in thousands)
Cost of revenue	$258	$109	$145	$435	$205
Sales and marketing	438	773	1,031	2,137	1,234
Research and development	401	448	539	6,245	583
General and administrative	239	389	509	4,643	1,080

Total stock-based compensation expense	$1,336	$1,719	$2,224	$13,460	$3,102

Percentage of Revenue Data

          The following table presents the components of our statement of operations as a percentage of total revenue for each of the quarters indicated:

	Three Months Ended
	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
Revenue
Subscription	84%	84%	88%	87%	91%
Professional services	16%	16%	12%	13%	9%

Total revenue	100%	100%	100%	100%	100%

Cost of revenue
Subscription	38%	32%	26%	27%	28%
Professional services	12%	9%	7%	7%	6%

Total cost of revenue	50%	41%	33%	34%	34%

Gross margin	50%	59%	67%	66%	66%

Operating expenses
Sales and marketing	88%	78%	73%	69%	61%
Research and development	41%	38%	34%	39%	27%
General and administrative	16%	14%	15%	21%	17%

Total operating expenses	145%	130%	122%	129%	105%

Loss from operations	(95)%	(70)%	(55)%	(63)%	(39)%
Interest expense	(0)%	(0)%	(0)%	—%	—%
Other expense, net	(0)%	(0)%	(3)%	0%	0%

Loss before provision for income taxes	(95)%	(71)%	(58)%	(63)%	(39)%
Provision for income taxes	(2)%	(0)%	(1)%	(1)%	(0)%

Net loss	(97)%	(71)%	(59)%	(64)%	(39)%

Quarterly Revenue Trends

          Total revenue increased sequentially in each of the quarters presented primarily due to our addition of new customers, as well as sales of additional endpoints and modules to existing customers. We typically receive a higher percentage of our annual orders from new customers, as well as renewal orders from existing customers, in our fourth fiscal quarter as compared to other quarters due to the annual budget approval process of many of our customers. However, because we recognize revenue ratably over the term of our subscription contracts, a substantial portion of the revenue that we report in each period is attributable to orders that we received during previous periods. Consequently, increases or decreases in new sales or renewals in any one period may not be immediately reflected in our revenue for that period and may negatively affect our revenue in future periods. Accordingly, the effect of downturns in sales and market acceptance of our cloud platform, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. Professional services revenue is dependent upon the number of hours performed in a quarter and can vary from period to period.

Quarterly Cost of Revenue Trends

          Total cost of revenue increased sequentially in each of the quarters presented except for the three months ended July 31, 2018, when it decreased. The increases were primarily driven by expanded use of our cloud platform by existing and new customers, which resulted in increased data center costs, and due to an expansion in our customer support and cloud operations organizations to support our growth. These increases were tempered by cost savings as a result of moving more of our operations to colocation data centers from third-party cloud service providers and renegotiating the terms of a third-party cloud service provider contract, which changes primarily impacted total cost of revenue in the three months ended July 31, 2018.

Quarterly Gross Margin Trends

          The overall increase in gross margin over the course of the periods presented was enabled primarily by an increase in our revenue and, to a lesser extent, by the increased efficiency of our technology, infrastructure, and data centers through technological improvements, even as our customers expanded their use of our cloud platform. The increase in gross margin during the quarters presented was the result of moving more of our operations to colocation data centers from third-party cloud service providers and renegotiating the terms of a third-party cloud service provider contract. The increase in gross margin was also due to incentivizing our sales team to drive higher margin subscriptions and efforts to optimize our channel partner programs.

Quarterly Expense Trends

          Operating expenses generally have increased sequentially in every fiscal quarter primarily due to increases in employee related expenses associated with increases in our headcount to support our growth. We intend to continue to make significant investments in our sales and marketing organization, and sales and marketing expenses increased as we expanded our sales team to acquire new customers. We also intend to invest in research and development efforts to add new features to and enhance the functionality of our existing cloud platform, and to ensure the reliability, availability, and scalability of our solutions.

          The increase in sales and marketing, research and development, and general and administrative expenses during the three months ended October 31, 2018 was primarily due to an increase of $1.0 million, $5.7 million, and $3.9 million, respectively, in stock-based compensation expense primarily from the third-party tender offer transaction that was executed among certain of our employees and directors and certain of our stockholders described in the section titled "Certain Relationships and Related Party Transactions—Right of First Refusal." General and administrative expenses increased in recent fiscal quarters due to costs related to ongoing legal matters and preparing to be a public company, particularly during the three months ended January 31, 2019. We expect such costs to continue to increase for the foreseeable future.

          The increase in other expense, net during the three months ended July 31, 2018 was due to an increase in the fair value of our redeemable convertible preferred stock warrants of $2.1 million.

Liquidity and Capital Resources

          To date, we have financed our operations principally through private placements of our equity securities, payments received from customers using our Falcon platform and professional services, and borrowings under our credit facility. As of January 31, 2019, we had cash equivalents, consisting of money market funds and corporate debt securities, of $70.1 million and marketable securities, consisting of corporate debt securities and U.S. treasury securities, of $103.2 million. Our cash and cash equivalents primarily consist of highly liquid investments. Since our inception, we have generated operating losses, as reflected in our accumulated deficit of $519.1 million as of January 31, 2019, and negative cash flows from operations. We expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future due to the investments we intend to continue to make in sales and marketing and research and development, and due to additional general and administrative costs we expect to incur as a public company. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.

          We believe that our existing cash and cash equivalents and marketable securities will be sufficient to fund our operating and capital needs for at least the next 12 months. This assessment is a forward-looking statement and involves risks and uncertainties. Our actual results could vary because of, and our future capital requirements will depend on, many factors, including our growth rate, the timing and extent of spending to support the expansion of our sales and marketing team, our research and development efforts, international operating activities, the timing of any new module deployments, and the continuing market acceptance of our Falcon platform. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights, which could decrease our cash and cash equivalents and increase our cash requirements. As a result of these and other factors, we may be required to seek additional equity or debt financing sooner than we currently anticipate. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be adversely affected.

          We typically invoice our subscription customers annually in advance. Therefore, a substantial source of our cash is from such prepayments, which are included on our consolidated balance sheets as deferred revenue. Deferred revenue consists of billed fees for our subscriptions, prior to satisfying the criteria for revenue recognition, which are subsequently recognized as revenue in accordance with our revenue recognition policy. As of January 31, 2019, we had deferred revenue of $290.1 million, of which $218.7 million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.

Cash Flows

          The following table summarizes our cash flows for the periods presented:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Net cash used in operating activities	$(51,998)	$(58,766)	$(22,968)
Net cash used in investing activities	(11,854)	(28,330)	(142,030)
Net cash provided by financing activities	17,460	126,831	190,389

Operating Activities

          Net cash used in operating activities during fiscal 2019 was $23.0 million, which resulted from a net loss of $140.1 million, adjusted for non-cash charges of $67.8 million and net cash inflow of $49.3 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $28.6 million of amortization of deferred commissions, $20.5 million in stock-based compensation expense, $14.8 million of depreciation and amortization, and $3.6 million due to the change in the fair value of our redeemable convertible preferred stock warrant liability. The net cash inflow from changes in operating assets and liabilities was primarily due to a $131.1 million increase in deferred revenue, partially offset by a $45.1 million increase in deferred commissions, and a $33.4 million increase in accounts receivable.

          Net cash used in operating activities during fiscal 2018 was $58.8 million, which resulted from a net loss of $135.5 million, adjusted for non-cash charges of $34.3 million and net cash inflow of $42.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $12.5 million of amortization of deferred commissions, $12.3 million of stock-based compensation expense, and $7.1 million of depreciation and amortization. The net cash inflow from changes in operating assets and liabilities was primarily the result of an $82.2 million increase in deferred revenue from advance invoicing in accordance with our subscriptions and a $23.7 million increase in accounts payable and accrued expenses, partially offset by a $25.3 million increase in deferred commissions and an increase in accounts receivable of $35.3 million.

          Net cash used in operating activities during fiscal 2017 was $52.0 million, which resulted from a net loss of $91.3 million, adjusted for non-cash charges of $10.3 million, and net cash inflow of $29.0 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $5.1 million of amortization of deferred commissions, $2.9 million of depreciation and amortization, and $2.0 million of stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $37.3 million increase in deferred revenue from advance invoicing in accordance with our subscriptions and a $5.3 million increase in accounts payable and accrued expenses, partially offset by a $9.4 million increase in deferred commissions and an increase in accounts receivable of $8.5 million.

Investing Activities

          Net cash used in investing activities during fiscal 2019 of $142.0 million was primarily due to purchases of marketable securities of $199.3 million, purchases of property and equipment of $35.9 million, and capitalized internal-use software of $6.8 million, partially offset by maturities of marketable securities of $100.0 million.

          Net cash used in investing activities during fiscal 2018 of $28.3 million was primarily due to purchases of property and equipment of $22.9 million, capitalization of internal-use software of $6.5 million, cash used in business combinations of $6.5 million, and the purchase of marketable securities of $9.6 million, partially offset by maturities of marketable securities of $17.5 million.

          Net cash used in investing activities during fiscal 2017 of $11.9 million was primarily due to purchases of property and equipment of $6.6 million and capitalization of internal-use software of $5.6 million. Most of these capital expenditures were related to developing and expanding our colocation centers for our cloud platform.

Financing Activities

          Net cash provided by financing activities of $190.4 million during fiscal 2019 was primarily due to $206.9 million in net proceeds from the issuance of our Series E redeemable convertible preferred stock, $10.0 million in proceeds from our revolving line of credit, and $3.9 million from the exercise of stock options, partially offset by a repayment on our line of credit of $20.0 million, a repayment on our outstanding bank loan of $6.2 million, the repurchase of stock options of $2.3 million, and payments of indemnity holdback and contingent consideration of $2.1 million.

          Net cash provided by financing activities of $126.8 million during fiscal 2018 was primarily due to $130.4 million in net proceeds from the issuance of shares of our Series D and Series D-1 redeemable convertible preferred stock, $10.0 million in proceeds from our revolving line of credit, $3.7 million from the exercise of stock options, and the repayment of notes receivable from related parties of $2.4 million, partially offset by a repayment on our outstanding bank loan of $19.3 million.

          Net cash provided by financing activities of $17.5 million during fiscal 2017 was primarily due to $19.3 million in proceeds from our credit facility, partially offset by repayment of $2.4 million for that facility.

Debt Obligations

Secured Revolving Credit Facility

          In April 2019, we entered into a Credit Agreement with Silicon Valley Bank and the other lenders party thereto, providing us with a revolving line of credit of up to $150.0 million, including a letter of credit sub-facility in the aggregate amount of $10.0 million, and a swingline sub-facility in the aggregate amount of $10.0 million. We also have the option to request an incremental facility of up to an additional $75.0 million from one or more of the lenders under the Credit Agreement. The amount that we may borrow under the Credit Agreement may not exceed the lesser of $150.0 million and our ordinary course recurring subscription revenue for the most recent month, as determined under the Credit Agreement, multiplied by a number that is (i) 6, for the first year after entry into the Credit Agreement; (ii) 5, for the second year after entry into the Credit Agreement; and (iii) 4, thereafter. Under the terms of the Credit Agreement, revolving loans may be either Eurodollar Loans or ABR Loans. Outstanding Eurodollar Loans incur interest at the Eurodollar Rate, which is defined in the Credit Agreement as LIBOR (or any successor thereto), plus a margin between 2.75% and 3.25%, depending on usage. Outstanding ABR Loans incur interest at the highest of (a) the Prime Rate, as published by the Wall Street Journal, (b) the federal funds rate in effect for such day plus 0.50%, and (c) the Eurodollar Rate plus 1.00%, in each case plus a margin between 1.75% and 2.25%, depending on usage. The applicable margin for Eurodollar Loans and ABR Loans will be reduced by 0.25% upon the completion of an initial public offering of at least $100.0 million in gross proceeds. We will be charged a commitment fee of 0.2% to 0.3% per year for committed but unused amounts. The Credit Agreement will terminate on April 19, 2022.

          The Credit Agreement is collateralized by substantially all of our current and future property, rights, and assets, including, but not limited to, intellectual property, cash, goods, equipment, contractual rights, financial assets, and intangible assets of us and our subsidiaries. The Credit Agreement contains covenants limiting our ability and the ability of our subsidiaries to, among other things, dispose of assets, undergo a change in control, merge or consolidate, make acquisitions, incur debt, incur liens, pay dividends, repurchase stock, and make investments, in each case subject to certain exceptions. The Credit Agreement also contains financial covenants that require us to maintain the year-over-year growth rate of our ordinary course recurring subscription revenue above specified rates and to maintain minimum liquidity at specified levels. We were in compliance with all covenants as of April 30, 2019. The Credit Agreement contains events of default that include, among others, non-payment of principal, interest, or fees, breach of covenants, inaccuracy of representations and warranties, cross defaults to certain other indebtedness, bankruptcy and insolvency events, and material judgments.

          No amounts were outstanding under the Credit Agreement as of April 30, 2019.

Loan and Security Agreement

          In January 2015, we entered into a Loan and Security Agreement with Silicon Valley Bank, which was subsequently amended and restated in March 2017, providing us with the ability to borrow up to $10.0 million from a term loan and $20.0 million from a revolving line of credit. As of January 31, 2018, we owed $6.2 million on the term loan. Interest expense on the term loan was $0.4 million, $0.3 million, and $0.1 million for fiscal 2017, fiscal 2018, and fiscal 2019, respectively. As of January 31, 2018, we had drawn $10.0 million against the revolving line of credit. In July 2018, we voluntarily repaid the outstanding principal balance of the revolving line of credit and no further amounts were outstanding as of January 31, 2019. The carrying amount of the revolving line of credit, net of debt issuance costs of $0.2 million, was $9.8 million as of January 31, 2018. Outstanding principal amounts on the revolving line of credit incurred interest at the Prime Rate, as published by the Wall Street Journal. Interest expense on the revolving line of credit was $0.4 million and $0.3 million for fiscal 2018 and fiscal 2019, respectively. In April 2019, the Loan and Security Agreement was terminated in connection with our entrance into the Credit Agreement.

          Pursuant to the Loan and Security Agreement, in January 2015, we issued Silicon Valley Bank a warrant to purchase 170,818 shares of our Series B redeemable convertible preferred stock at an exercise price of $1.405 per share. In March 2017, as part of the Amended and Restated Loan and Security Agreement, we issued Silicon Valley Bank a warrant to purchase up to 66,225 shares of Series C redeemable convertible preferred stock at an exercise price of $4.53 per share. Neither of the warrants have been exercised.

Growth Capital Loan and Security Agreement

          In December 2016, we entered into a Growth Capital Loan and Security Agreement with TriplePoint Venture Growth BDC Corp. providing us the ability to borrow up to an aggregate principal amount of $40.0 million in a growth capital term loan. The agreement was collateralized by our personal property, including but not limited to cash, goods, equipment, contractual rights, financial assets, and intangible assets. Draws on the growth capital term loan were payable as interest-only at the Prime Rate, as published by the Wall Street Journal (not to be less than 3.5%), plus 7.75% per month through December 31, 2018, followed by 24 months of principal and accrued interest.

          The Growth Capital Loan and Security Agreement contained customary affirmative covenants and customary negative covenants limiting our ability and the ability of our subsidiaries to, among other things, dispose of assets, undergo a change in control, merge or consolidate, make acquisitions, incur debt, incur liens, pay dividends, repurchase stock, and make investments, in each case subject to certain exceptions. The Growth Capital Loan and Security Agreement contained customary events of default that included, among others, non-payment of principal, interest, or fees, breach of covenants, inaccuracy of representations and warranties, cross defaults to certain other indebtedness, bankruptcy and insolvency events, material judgments, and events constituting a change in control.

          As part of the Growth Capital Loan and Security Agreement, in December 2016 we issued TriplePoint Venture Growth BDC Corp. a warrant to purchase 99,343 shares of our Series C redeemable convertible preferred stock at an exercise price of $4.53 per share. The warrant has not been exercised.

          As of January 31, 2017, we owed $19.1 million on the Growth Capital Loan and Security Agreement. In June 2017, we voluntarily repaid the outstanding principal balance of $19.1 million and terminated the facility. Interest expense was $0.2 million and $1.0 million for fiscal 2017 and fiscal 2018, respectively.

Contractual Obligations and Commitments

          The following table summarizes our contractual obligations as of January 31, 2019 and the years in which these obligations are due:

		Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	Thereafter
	(in thousands)
Operating leases(1)	$24,953	$5,661	$10,380	$7,245	$1,667
Data center commitments(2)	180,818	52,642	113,008	14,551	617
Other purchase obligations(3)	19,152	14,517	4,635	—	—
Fair value of contingent consideration(4)	474	227	247	—	—

Total	$225,397	$73,047	$128,270	$21,796	$2,284

(1)
Relates to our facilities worldwide.

(2)
Relates to non-cancelable commitments to data center vendors.
(3)
Relates to non-cancelable purchase commitments with various parties to purchase products and services entered into in the normal course of business.
(4)
Relates to business combinations. See Note 5 to our consolidated financial statements included elsewhere in this prospectus.

          The above table does not reflect commitments of an additional $40.0 million of non-cancelable purchase commitments under an amendment to an agreement with a data center provider entered into in April 2019.

Indemnification

          Our subscription agreements contain standard indemnification obligations. Pursuant to these agreements, we will indemnify, defend, and hold the other party harmless with respect to a claim, suit, or proceeding brought against the other party by a third party alleging that our intellectual property infringes upon the intellectual property of the third party, or results from a breach of our representations and warranties or covenants, or that results from any acts of negligence or willful misconduct. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. Typically, these indemnification provisions do not provide for a maximum potential amount of future payments we could be required to make. However, in the past we have not been obligated to make significant payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheet as of January 31, 2018 or January 31, 2019.

          We also indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited. However, our director and officer insurance policy limits our exposure and enables us to recover a portion of any future amounts paid. Historically, we have not been obligated to make any payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheet as of January 31, 2018 or January 31, 2019.

Backlog

          We enter into both single and multi-year subscription contracts for our solutions. We generally invoice the entire amount at contract signing prior to commencement of subscription period. Until such time as these amounts are invoiced, they are not recorded in deferred revenue or elsewhere in our consolidated financial statements, and are considered by us to be backlog. As of January 31, 2018 and January 31, 2019, we had backlog of approximately $29.5 million and $55.6 million, respectively. Of the backlog of $55.6 million as of January 31, 2019, approximately $23.7 million is not reasonably expected to be billed in fiscal 2020. We expect backlog will change from period to period for several reasons, including the timing and duration of customer agreements, varying billing cycles of subscription agreements, and the timing and duration of customer renewals. Because revenue for any period is a function of revenue recognized from deferred revenue under contracts in existence at the beginning of the period, as well as contract renewals and new customer contracts during the period, backlog at the beginning of any period is not necessarily indicative of future revenue performance. We do not utilize backlog as a key management metric internally.

Off-Balance Sheet Arrangements

          We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities. We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions, or foreign currency forward contracts.

Quantitative and Qualitative Disclosures About Market Risk

          We have operations in the United States and internationally, and we are exposed to market risk in the ordinary course of business.

Inflation Rate Risk

          We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Interest Rate Risk

          Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments in corporate debt securities and money market funds, including overnight investments. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. As of January 31, 2019, we had cash and cash equivalents of $88.4 million and marketable securities of $103.2 million. The carrying amount of our cash equivalents reasonably approximates fair value due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs, and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. However, due to the short-term nature of our investment portfolio, for fiscal 2018 and fiscal 2019, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our results of operations or cash flows to be materially affected by a sudden change in market interest rates.

Foreign Currency Risk

          To date, all of our sales contracts have been denominated in U.S. dollars. A portion of our operating expenses are incurred outside the United States, denominated in foreign currencies and subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound, Australian Dollar, and Euro. The functional currency of our foreign subsidiaries is that country's local currency. Monetary assets and liabilities of the foreign subsidiaries are re-measured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are re-measured at historical rates, and revenue and expenses are re-measured at average exchange rates in effect during each reporting period. Foreign currency transaction gains and losses are recorded to other expense, net. As the impact of foreign currency exchange rates has not been material to our historical results of operations, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Critical Accounting Policies and Estimates

          Our management's discussion and analysis of financial condition and results of operations is based upon our financial statements and notes to our financial statements, which were prepared in accordance with GAAP. The preparation of the financial statements requires our management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our management evaluates our estimates on an ongoing basis, including those related to the allowance for doubtful accounts, the carrying value of long-lived assets, the useful lives of long-lived assets, the fair value of financial instruments, the recognition and disclosure of contingent liabilities, the provision for income taxes and related deferred taxes, stock-based compensation, the fair value of our common stock, and the fair value of our redeemable convertible preferred stock warrants. We base our estimates and judgments on our historical experience, knowledge of factors affecting our business and our belief as to what could occur in the future considering available information and assumptions that are believed to be reasonable under the circumstances.

          The accounting estimates we use in the preparation of our financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

          While our significant accounting policies are more fully described in Note 2 of our consolidated financial statements included elsewhere in this prospectus, we believe the following reflect our critical accounting policies and our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

          We currently recognize revenue in accordance with Accounting Standards Codification Topic 605, Revenue Recognition, or ASC 605. Beginning February 1, 2019, we will be required to adopt ASC 606, Revenue from Contracts with Customers, or ASC 606. This new revenue standard became effective for public companies for the fiscal years beginning after December 15, 2017, and interim periods within that year. Private companies have an additional year to adopt the standard. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for applying ASC 606 that otherwise only applies to private companies. We plan to adopt using the modified retrospective transition method.

          Under ASC 605, revenue is recognized only when:

  •
  there is persuasive evidence that an arrangement exists, in the form of a written contract, amendments to that contract, or purchase orders from a third party;

  •
  delivery has occurred, or services have been rendered;

  •
  the price is fixed or determinable; and

  •
  collectability is reasonably assured based on customer creditworthiness and history of collection.

          Determining whether and when some of these criteria have been satisfied often involves judgments that can have a significant impact on the timing and amount of revenue we report. For example, our assessment of the likelihood of collection is a critical element in determining the timing of revenue recognition. If we do not believe that collection is probable and/or reasonably assured, revenue will be deferred until cash is received.

          For multiple element arrangements we are required to allocate revenue to all elements in the arrangement based on their fair value. If we cannot establish, vendor specific objective evidence of fair value, or VSOE, we then determine if we can establish third-party evidence of fair value, or TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Our services differ significantly from those of our peers and our offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality cannot generally be obtained. Furthermore, we are unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis. Therefore, we are typically not able to determine TPE.

          If both VSOE and TPE do not exist, we then use best estimate of selling price, or BESP, to establish fair value and to allocate total consideration to each element in the arrangement and consideration related to each element is then recognized as each element is delivered. Any discount or premium inherent in the arrangement is allocated to each element in the arrangement based on the relative fair value of each element.

          The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. We determine BESP for a product or service by considering multiple factors including an analysis of recent stand-alone sales of that product, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. As these factors are mostly subjective, the determination of BESP requires significant judgment. If we had chosen different values for BESP, our revenue and deferred revenue could have been materially different. We regularly review VSOE, TPE and BESP and maintain internal controls over the establishment and updates of these estimates.

Stock-Based Compensation

          Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards on the date of the grant. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. Stock-based compensation expense is recognized over the requisite service period of the awards, which is generally four years. A substantial majority of option awards have service-based vesting conditions and we record the expense for these awards using the straight-line method.

          During fiscal 2017 and fiscal 2018, we recognized stock-based compensation expense, net of estimated forfeitures. We used historical data to estimate pre-vesting forfeitures and recorded stock-based compensation expense only for those grants that were expected to vest. On February 1, 2018, we adopted Accounting Standard Update No. 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting, or ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions. In accordance with ASU 2016-09, we have elected to account for forfeitures as they occur.

          Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

          These assumptions and estimates are as follows:

  1.
  Fair Value of Common Stock.    Because our common stock is not yet publicly traded, we must estimate the fair value of common stock, as discussed below in the section titled "—Common Stock Valuations."

  2.
  Expected Term.    The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms, and contractual lives of the options.

  3.
  Volatility.    Since we do not have a trading history of our common stock, the expected volatility is determined based on the historical stock volatilities of our comparable companies. Comparable companies consist of public companies in our industry, which are similar in size, stage of life cycle and financial leverage. We intend to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

  4.
  Risk-Free Interest Rate.    We base the risk-free interest rate used in the Black-Scholes option-pricing model on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equivalent to that of the options for each expected term.

  5.
  Dividend Yield.    The expected dividend assumption is based on our current expectations about our anticipated dividend policy. As we have no history of paying any dividends, we used an expected dividend yield of zero.

          The following table summarizes the assumptions used in the Black-Scholes option-pricing model to determine the fair value of our stock options:

	Year Ended January 31,
	2017	2018	2019
Expected term (in years)	6.05	6.05	6.05 - 7.52
Risk-free interest rate	1.1% - 1.5%	1.9% - 2.2%	2.6% - 3.1%
Expected stock price volatility	41.7% - 42.8%	40.3% - 41.4%	37.8% - 38.9%
Dividend yield	—	—	—

Common Stock Valuations

          Because our common stock is not publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock on the date of each option grant, with input from management, based on several objective and subjective factors. Factors considered by our board of directors include:

  •
  company performance, our growth rate and financial condition at the approximate time of the option grant;

  •
  the value of companies that we consider peers based on several factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk, or other factors;

  •
  changes in the company and our prospects since the last time the board approved option grants and determined of fair value;

  •
  amounts recently paid by investors for our redeemable convertible preferred stock in arm's-length transactions;

  •
  amounts recently paid by investors for our common stock in arm's-length secondary stock transactions, including a secondary stock purchase transaction with certain of our stockholders completed in October 2018;

  •
  the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

  •
  the likelihood of achieving a liquidity event, such as an initial public offering or sale of all or a portion of the company;

  •
  future financial projections; and

  •
  valuations completed near the time of the grant.

          Since our inception, we have prepared valuations in a manner consistent with the method outlined in the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Certain of these valuations relied on a fundamental analysis of the business, using a discounted cash flow model, to derive an estimate of our total equity. The estimated equity value was then allocated to each class of equity, based on the respective rights and preferences, using an Option-Pricing Methodology, or OPM. Certain other valuations relied on recent transactions in our preferred and/or common stock. For dates near a recent preferred stock financing, we assessed the value of common stock implied by the price paid for the preferred, primarily using an OPM to backsolve the common stock value, but also giving consideration to the value implied on an "as converted" or "common stock equivalent" methodology. Additionally, in certain cases, transactions involving sales or purchases of our common stock were also considered.

          We believe that we have used reasonable methodologies, approaches and assumptions consistent with the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock. We have reviewed key factors and events between each date below and have determined that the combination of the factors and events described above reflect a true measurement of the fair value of our common stock over an extended period.

Accounting for Business Combinations

          We account for business combinations using the acquisition method of accounting. We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Intangible assets consist predominantly of purchased intellectual property acquired in transactions that were accounted for as business combinations under GAAP and purchased intellectual property that were acquired as an asset acquisition under GAAP. These intangible assets are measured at fair value at the date of acquisition. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from using the acquired technology, and discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

          During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statement of operations. We amortize all intangible assets on a straight-line basis over their expected lives. As of January 31, 2019, we had $1.0 million of intangible assets, net. We evaluate our intangible assets for impairment by assessing the recoverability of these assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such intangible assets may not be sufficient to support the net book value of such assets. An impairment is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. Based on our analysis, no impairment was recorded for fiscal 2017, fiscal 2018, or fiscal 2019.

          Goodwill is currently our only indefinite-lived intangible asset. As of January 31, 2019, we had $7.9 million of goodwill. Goodwill is tested for impairment at least annually on January 31 of each calendar year or more often if events or changes in circumstances indicate the carrying value may not be recoverable. Significant judgments are required in assessing impairment of goodwill and intangible assets include the identification of reporting units, identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value whether an impairment exists and if so the amount of that impairment.

          When an acquisition includes a liability contingent consideration, this liability must be adjusted to its fair value each quarter, with changes in fair value recorded in the consolidated statement of operations. Management estimates the fair value of contingent consideration each quarter based on its most recent financial forecast. To the extent our forecast increases, the fair value of the contingent consideration will increase with change in fair value recorded to operating expenses. Conversely, to the extent our forecast decreases, the fair value of the contingent consideration will decrease with change in fair value recorded as a reduction to operating expenses. Significant judgment is required in developing the assumptions required to determine the purchase price and in allocating that purchase price to the assets. If any of these assumptions were different, the amount recorded as goodwill, intangible assets and contingent consideration would have been different.

Income Taxes

          We are subject to federal, state, and local taxes in the United States as well as in other tax jurisdictions or countries in which we conduct business. Earnings generated by our non-U.S. activities are related to applicable transfer pricing requirements under local country income tax laws. We account for uncertain tax positions based on those positions taken or expected to be taken in a tax return. We determine if the amount of available support indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. We then measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

          We have a full valuation allowance for our net deferred tax assets generated from our U.S. operations. We will continue to assess the need for such valuation allowance on our deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the deferred tax asset valuation allowance would be recorded in the periods in which the adjustment is determined to be required.

          On December 22, 2017, the U.S. government enacted the Tax Act, which makes significant changes to the U.S. tax code. The Tax Act includes several key tax provisions that affect us, including, but not limited to, lowering the U.S. federal corporate tax rate to 21% for tax years beginning after December 31, 2017, establishing a new provision to currently tax certain global intangible low-taxed income of controlled foreign corporations, and imposing a one-time tax ("Transition Tax") on the mandatory deemed repatriation of cumulative foreign earnings. The Transition Tax is based upon the post-1986 earnings and profits that were previously deferred from U.S. income taxes.

          On December 22, 2017, the SEC issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act, or SAB 118, which provides guidance on accounting for the Tax Act's impact and allows registrants to record provisional amounts during a measurement period not to extend beyond one year of the enactment date.

          During the year ended January 31, 2019, we completed the accounting for the Tax Act within the measurement period. The previously recorded provisional amount recorded for the Transition Tax was adjusted by an immaterial amount but was fully offset by a corresponding adjustment to the valuation allowance resulting in no impact to the provision for income taxes. We have also completed the analysis of the impact of the Tax Act on our existing assertion to indefinitely reinvest the earnings of our subsidiaries outside the United States and concluded that no change was necessary. We have determined that the Tax Act did not have a material impact on our financial statements, other than disclosures in our year-end financial statements. We currently maintain a full valuation allowance recorded against our U.S. federal deferred tax assets.

          As a result of the Tax Act, we can make an accounting policy election to either treat taxes due on the global intangible low-taxed income inclusion as a current period expense or factor such amounts into our measurement of deferred taxes. We have completed our analysis of the global intangible low-tax income provisions and elected to use the period cost method and therefore no accrual for the deferred tax aspects of this provision was made.

JOBS Act Accounting Election

          We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued after the enactment of the JOBS Act until those standards apply to private companies. We have elected to use this extended transition period under the JOBS Act.

Recently Issued Accounting Pronouncements

          See Note 2 to our consolidated financial statements included at the end of this prospectus, regarding the impact of certain recent accounting pronouncements on our consolidated financial statements.

BUSINESS

Our Mission

          We don't have a mission statement—we are on a mission to protect our customers from breaches.

Overview

          We founded CrowdStrike in 2011 to reinvent security for the cloud era. When we started the company, cyberattackers had a decided, asymmetric advantage over existing security products. We turned the tables on the adversaries by taking a fundamentally new approach that leverages the network effects of crowdsourced data applied to modern technologies such as AI, cloud computing, and graph databases. Realizing that the nature of cybersecurity problems had changed but the solutions had not, we built our CrowdStrike Falcon platform to detect threats and stop breaches.

          We believe we are defining a new category called the Security Cloud, with the power to transform the security industry much the same way the cloud has transformed the CRM, HR, and service management industries. With our Falcon platform, we created the first multi-tenant, cloud native, intelligent security solution capable of protecting workloads across on-premise, virtualized, and cloud-based environments running on a variety of endpoints such as laptops, desktops, servers, virtual machines, and IoT devices. We deliver comprehensive breach protection even against today's most sophisticated attacks on the endpoint, where the most valuable corporate data resides. Our Falcon platform is composed of two tightly integrated proprietary technologies: our easily deployed intelligent lightweight agent and our cloud-based, dynamic graph database called Threat Graph. Our solution benefits from crowdsourcing and economies of scale, which we believe enables our AI algorithms to be uniquely effective. We call this cloud-scale AI. Our single lightweight agent is installed on each endpoint and provides local detection and prevention capabilities while also intelligently collecting and streaming high fidelity data to our platform for real-time decision-making. Our Threat Graph processes, correlates, and analyzes this data in the cloud using a combination of AI and behavioral pattern-matching techniques. By analyzing and correlating information across our massive, crowdsourced dataset, we are able to deploy our AI algorithms at cloud-scale and build a more intelligent, effective solution to detect threats and stop breaches that on-premise or single instance cloud products cannot match. Today, we offer 10 cloud modules on our Falcon platform via a SaaS subscription-based model that spans multiple large security markets, including endpoint security, security and IT operations (including vulnerability management), and threat intelligence.

          Organizations everywhere are becoming more distributed as they adopt the cloud, increase workforce mobility, and grow their number of connected devices. They are adding more workloads to a myriad of different endpoints beyond the traditional security perimeter, exposing an increasingly broad attack surface to adversaries. In addition, the sophistication of cyberattacks has increased, often coming from nation-states, well-funded criminal organizations, and hackers using advanced, easily obtained methods of attack. On a number of occasions, adversaries have launched devastating, destructive attacks that have caused significant business disruption and billions of dollars in cumulative losses. The architectural limitations of legacy security products, coupled with a dynamic and intensifying threat landscape, are creating the need for a fundamentally new approach to security.

          Our unique approach starts with our single intelligent lightweight agent that enables frictionless deployment of our platform at scale. Our customers can rapidly adopt our technology across any type of workload running on a variety of endpoints. Our lightweight agent offloads computationally intensive tasks to the cloud, while retaining local detection and prevention capabilities that are necessary on the endpoint. The agent is nonintrusive to the end user and continues to protect the endpoint and track activity even when offline. The agent recommences transmitting data to our Falcon platform when the connection to the cloud has been reestablished. By utilizing a single agent, customers are able to leverage all the capabilities of our platform without burdening the endpoint with multiple agents.

          Our lightweight agent intelligently streams high fidelity endpoint data to the cloud where Threat Graph provides a simple, flexible, and scalable way to model highly interconnected data sets. Threat Graph processes, correlates, and analyzes over one trillion endpoint-related events per week in real time and maintains an index of these events for future use. Threat Graph continuously looks for malicious activity by applying graph analytics and AI algorithms to the data streamed from the endpoints. Our multi-tenant architecture allows us to collect a broad array of high fidelity data about both potential attacks and benign behavioral patterns across our entire customer base, continuously enhancing our AI algorithms. This significantly increases the efficacy of our solution to stop breaches while reducing false positives.

          We founded our company on the principle that the future of security would be driven by AI and that a cloud-native architecture would enable the collection of high fidelity data and scalability necessary for an effective solution. We call this cloud-scale AI. From the beginning, our strategy was focused on collecting data at scale, centrally storing such data in a singular model, and training our algorithms on these vast amounts of high fidelity data, which we believe is a fundamental differentiator from our competitors. Our cloud-scale AI means that the more data that is fed into our Falcon platform, the more intelligent Threat Graph becomes and the more our customers benefit, creating a powerful network effect that increases the overall value we provide. AI is revolutionizing many technology fields, including security solutions. To be truly effective, algorithms that enable AI depend on the quality and volume of data that trains them and the selection of the right differentiating features from that data. Our proprietary algorithms in Threat Graph identify events that may or may not be directly related, but together could indicate a threat that could otherwise remain undetected. Our cloud-scale algorithms make over 91 million indicator of attack decisions per minute. We are uniquely effective because we have more high fidelity data to train our AI models and more security expertise to guide our feature selection—all resulting in industry-leading efficacy and low false positives. Our rich set of continuously collected high fidelity endpoint data feeding our algorithms also enables us to use an active learning approach, where the models are continuously updated to fill in gaps identified in initial models and their performance is validated with this data prior to production use.

          By leveraging a multi-tenant, cloud native solution, the data we analyze to stop breaches is both larger and more meaningful than the data from on-premise or single instance private cloud products. If Threat Graph discovers something in one customer environment, all customers benefit automatically and in real time. Taken together, our platform enables intelligent, dynamic automation at scale to detect threats and stop breaches.

          We designed our Falcon platform with an open, interoperable, and highly extensible architecture. Because of our single data model, we only need to collect high fidelity endpoint data once from our agent, which we can use repeatedly for multiple use cases. Therefore, we can rapidly innovate, build, and deploy highly integrated modules to access additional market opportunities. We recently launched CrowdStrike Store, the first open cloud-based application platform for endpoint security and the industry's first unified security cloud ecosystem of trusted third-party applications. We also built a rich set of APIs that allows us to ingest third-party data into our Falcon platform and allows our customers to expand the functionality of their existing security systems by writing their own programs and accessing the data on our platform.

          Our Falcon platform includes our OverWatch threat hunting cloud module that combines the human intelligence of our elite security experts with the power of Threat Graph. Because our world class team can see potential attacks across our entire customer base, their expertise is enhanced by their constant visibility into the threat landscape. We are able to keep this team extremely small and scalable by leveraging automation and our Threat Graph. OverWatch is a force multiplier that extends the capabilities and improves the productivity of our customers' security teams.

          We offer our customers compelling business value that includes ease of adoption, rapid time-to-value, superior efficacy rates in detecting threats and preventing breaches, and reduced total cost of ownership by consolidating legacy, siloed security products in a single solution. We also allow thinly-stretched security organizations to automate previously manual tasks, freeing them to focus on their most important objectives. With the Falcon platform, organizations can transform how they combat threats, from slow, manual, and reactionary to fast, automated, and predictive, providing visibility across the entire threat lifecycle.

          We have a channel-centric go-to-market approach. We sell our platform and cloud modules directly and through channel partners, who work closely with our field sales and inside sales professionals. We primarily sell our platform and cloud modules through our direct sales team that leverages our network of channel partners to maximize effectiveness and scale. We amplify our sales presence by leveraging our technology alliance partners that can deliver, embed, or build applications with data and analytics from our Falcon platform. We are also enhancing our go-to-market strategy using a low-touch, trial-to-pay approach. In May 2018, we launched a free trial of Falcon Prevent, our next-generation antivirus module, available directly from our website or the AWS Marketplace. We are beginning to see a number of these trial users convert to paying customers. We believe this approach will enable a higher velocity of new customer acquisition and expansion, and will extend our reach to customers of all sizes.

          We have a low friction land-and-expand sales strategy. When customers deploy our Falcon platform, they can start with any number of cloud modules and we can activate additional cloud modules in real time on the same agent already deployed on the endpoint. Once customers experience the benefits of our Falcon platform, they often expand their adoption over time by adding more endpoints or purchasing additional modules. Our dollar-based net retention rate, which measures expansion in existing customers' subscriptions over a 12 month period, was 147% as of January 31, 2019, demonstrating the power of our land-and-expand strategy.

          Some of the world's largest enterprises, government organizations, and high profile brands trust us to protect their business. As of January 31, 2019, we had 2,516 subscription customers worldwide, including 44 of the Fortune 100, 37 of the top 100 global companies, and nine of the top 20 major banks. We began as a large enterprise solution, but the flexibility and scalability of our Falcon platform and enhanced go-to-market approach enable us to protect customers of any size—from hundreds of thousands of endpoints to as few as one. We have been recognized by numerous independent third-party analysts, including Gartner(2)(3), Forrester, and IDC.

          We have recently experienced significant growth, with total revenue increasing from $52.7 million for fiscal 2017 to $118.8 million for fiscal 2018, representing year-over-year growth of 125% and from $118.8 million for fiscal 2018 to $249.8 million for fiscal 2019, representing year-over-year growth of 110%. Subscription revenue grew from $37.9 million for fiscal 2017 to $92.6 million for fiscal 2018, a 144% increase, and from $92.6 million for fiscal 2018 to $219.4 million for fiscal 2019, a 137% increase. Our annual recurring revenue, or ARR, has grown from $58.8 million as of January 31, 2017, to $141.3 million as of January 31, 2018, a 140% increase, and from $141.3 million as of January 31, 2018, to $312.7 million as of January 31, 2019, a 121% increase. Our net loss increased from $91.3 million for fiscal 2017 to $135.5 million for fiscal 2018, and from $135.5 million for fiscal 2018 to $140.1 million for fiscal 2019. We expect to continue to incur net losses for the foreseeable future as we continue to invest in our business, and our sales capabilities in particular, to address our large market opportunity.

Industry Background

          There are a number of key trends that are driving the need for a new approach to security.

Cybersecurity Threats are Greater than Ever

          Today's cybersecurity threat landscape is more dangerous than ever. Breaches are complex and often executed over multiple steps known in the industry as the threat lifecycle. The typical threat lifecycle starts with an initial exploit to enter a system, historically using malware, but increasingly using malware-free or fileless methods, to penetrate endpoints and establish a beachhead inside the corporate perimeter. Once inside, adversaries move laterally across the corporate environment where they collect credentials and escalate privileges enabling the typical adversary to download a larger, more destructive malware program or connect with an external control source. At this stage in the threat lifecycle, the adversary is able to encrypt, destroy, or silently exfiltrate sensitive data.

          Increasingly, adversaries are well-trained, possess significant technological and human resources, and are highly deliberate and targeted in their attacks. Adversaries today range from militaries and intelligence services of well-funded nation-states to sophisticated criminal organizations who are motivated by financial gains to hackers leveraging readily available advanced techniques. These groups and individuals are responsible for many breaches that involve theft or holding hostage financial data, intellectual property, and trade secrets. These attacks are pervasive, targeting a broad range of industries including technology, transportation, healthcare, financial services, governments and political organizations, utility, retail, and public infrastructure. On a number of occasions, adversaries have launched devastating, destructive attacks that have caused significant business disruption and billions of dollars in cumulative losses. For example, cyber risk modeling firm Cyence Inc. estimated that the overall global economic costs incurred from the 2017 WannaCry attack were between $4 billion and $8 billion.

Proliferation of Workloads Expanding the Attack Surface

          The rise of cloud computing, workforce mobility, and growth in connected devices has created a rapid expansion of workloads across endpoints and industries. According to a 2018 Cisco white paper, the number of connected devices is expected to be 28.5 billion by 2022, up from 18 billion in 2017. As a result, devices, applications, and data are highly distributed and diverse, challenging organizations to monitor and protect all of their workloads running on various endpoints. The adoption of many of these technologies and the resulting disappearance of the corporate perimeter have expanded the attack surface and left many organizations increasingly vulnerable to breach. Today, workloads running on endpoints, such as laptops and servers, are the primary targets in a security attack since they are vulnerable and frequently are repositories of valuable and sensitive data, including intellectual property, authentication credentials, personally identifiable information, financial information, and other digital assets. As new workloads are provisioned on emerging mobile and IoT devices, oftentimes residing outside of the corporate perimeter, increasingly more sensitive and mission critical data will be generated and stored on these endpoints as well. Attacks such as Shamoon, WannaCry and NotPetya have shown that destroying or locking data on a large portion of an enterprise's endpoints can cause widespread business disruption.

On-Premise Security Architectures are Constrained

          On-premise products are siloed, lack integration, and have limited ability to collect, process, and analyze vast amounts of data—attributes that are required to be effective in today's increasingly dynamic threat landscape. Legacy vendors often deploy more agents to the endpoint as they layer on a patchwork of additional point product capabilities. This approach burdens endpoints by consuming additional storage space, memory, and processor capacity, degrading end user experience without providing effective security. In addition, integrating and maintaining numerous products, data repositories, and infrastructures across highly distributed enterprise environments is a costly and resource-intensive process for already thinly-staffed security teams.

Other Existing Security Products have Limitations

          Legacy Signature-based Products.    Signature-based products are designed to detect attacks that are already catalogued in a repository of previously identified threats but are not capable of preventing unknown threats or stopping associated breaches. These signatures, known as Indicators of Compromise, or IOCs, represent a reactive method of tracking cyberattacks. By the time IOCs are located, all they provide is evidence of compromise or breach that may have already resulted in substantial losses to the victim. If an attack vector is even slightly modified, a signature-based approach will no longer detect the attack and will fail to stop the breach. Many significant breaches seen in the last two decades have involved the failure of a legacy signature-based antivirus product to detect a previously unknown or modified version of a previously known attack.

          Malware-focused Machine Learning Products.    Traditionally, organizations have focused on protecting their networks and endpoints against malware-based attacks. These attacks involve malware built for the specific purpose of performing malicious activities, stealing data, or destroying systems. A malware-centric defensive approach will leave the organization vulnerable to attacks that do not leverage malware. According to data from our customer base indexed by Threat Graph, 40% of detections in the second quarter of fiscal 2018 were not malware-based, but instead leveraged legitimate tools built into modern operating systems enabling attackers to accomplish their objectives without writing files to the endpoint, making them more difficult for a traditional antivirus product to detect.

          Application Whitelisting Products.    Application whitelisting products resort to an "always allow" or "always block" policy on an endpoint in order to allow or prevent processes from executing. Whitelisting relies in part on manually creating and maintaining a complex list of rules, burdening end users and IT organizations. In order to avoid these management challenges, IT organizations often create special exceptions to the whitelist that attackers leverage to compromise endpoints. Furthermore, fileless attacks can exploit legitimate whitelisted applications, compromising the integrity of the whitelisting product.

          Network-centric Security Products.    Traditional network security vendors have focused their products on perimeter-based protection. However, these approaches have decreased in relevance and effectiveness as employees and workplace devices have expanded beyond the firewall and the use of encrypted traffic has increased creating blind spots and vulnerabilities that attackers are able to exploit. As the number of endpoints proliferates, this layer of defense cannot adequately protect information-rich endpoints and workloads that are outside the corporate perimeter.

          Bolt-on Cloud Products.    Many on-premise vendors have introduced cloud offerings by putting their on-premise products in the cloud. Such single-tenant products were not designed to run in the cloud and therefore continue to be siloed, lack integration, and possess limited scalability to identify threats across their customer base in real time. In addition, such products are complex to deploy, difficult to scale, brittle to maintain, costly to own, and can be ineffective in stopping breaches. Any product that was originally designed for on-premise deployments and migrated to the cloud cannot by definition be a cloud native solution.

Creation of the Security Cloud

          Over the last 15 years, cloud computing has revolutionized many industries in enterprise software and created significant shifts in market share away from incumbents with on-premise or single instance cloud offerings. The cloud has enabled organizations to cost-efficiently scale their compute and storage resources, accelerate innovation, eliminate ongoing maintenance and administrative costs, and consolidate previously disparate and siloed products. During this period, new data technologies also emerged leveraging the cloud to enable more data collection, improve data analysis, and share key insights to drive better business outcomes and make more informed decisions.

          The purpose-built, cloud native leaders that began from scratch with multi-tenant architectures, single data models, and SaaS business models have defined entirely new categories such as CRM Cloud, HR Cloud, and Service Management Cloud. We believe we are doing the same for security.

          An effective solution to address the modern cybersecurity threat landscape should combine multiple methods into an integrated, data-driven, and automated cloud-based platform in order to provide comprehensive breach protection across the entire threat lifecycle. Such a platform requires collecting, processing, analyzing, and correlating vast amounts of high fidelity endpoint events in the cloud. This platform needs to operate at web-scale, process events in real time, and benefit from the network effects of crowdsourced data to understand attacks that happen across millions of endpoints. We believe only a cloud native approach can address today's threat landscape.

          We believe we are defining a new category called the Security Cloud.

Our Solution

          With our Falcon platform, we created the first multi-tenant, cloud native, open, intelligent security solution capable of protecting workloads across on-premise, virtualized, and cloud-based environments running on a variety of endpoints such as laptops, desktops, servers, virtual machines, and IoT devices. Our solution consists of our single intelligent lightweight agent and our powerful and dynamic cloud-based database Threat Graph. These two tightly integrated proprietary technologies continually collect, process, analyze and correlate vast amounts of high fidelity data across the entire threat lifecycle using a combination of AI and behavioral pattern-matching techniques to stop breaches. We implement this approach by crowdsourcing data across our entire customer base and taking advantage of economies of scale, which we believe enables our AI algorithms to be uniquely effective. Our cloud-based AI is also automatically shared with every customer in our community in real time. We combine multiple methods of detection, prevention, and response to known and unknown threats as well as malware and malware-free techniques across the threat lifecycle.

          Our Falcon platform integrates 10 cloud modules via a SaaS subscription-based model that spans multiple large security markets, including endpoint security, security and IT operations (including vulnerability management), and threat intelligence to deliver comprehensive breach protection even against today's most sophisticated attacks. Our single data model and open cloud architecture enable us and third-party partners to rapidly innovate, build, and deploy new cloud modules to provide our customers with additional functionality across a myriad of use cases.

          We designed our platform to be rapidly deployable, easy to use, and extensible, with the ability to consolidate point security products that have historically led to data siloes and agent sprawl, into one comprehensive and integrated solution. Our platform allows our customers' thinly-staffed security organizations to spend less time and fewer resources provisioning hardware, configuring supporting software systems, and performing ongoing maintenance work, freeing them to focus on their most important objectives. We aim to transform how organizations combat threats from slow, manual, and reactionary to fast, automated, and predictive.

          Our cloud modules currently span the following categories:

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  Endpoint Security:    Our next-generation antivirus, EDR, and device control modules combine machine learning and advanced behavioral techniques to defend against malware and malware-free attacks, allow for continuous and comprehensive visibility and analysis of endpoint activity, and provide administrators with visibility and granular control across USB peripheral devices.

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  Security and IT Operations:    We offer modules addressing IT hygiene, scan-less vulnerability management, a turnkey response and remediation solution, as well as a threat hunting solution that is powered by a team of elite security experts leveraging Threat Graph.

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  Threat Intelligence:    Our threat research, malware search engine, and malware analysis modules provide automated assistance to review detected threats, conduct malware research and detonate suspicious files securely.

          We recently launched the CrowdStrike Store, which is the first open cloud-based application Platform as a Service, or PaaS, for cybersecurity. The CrowdStrike Store introduces a unified Security Cloud ecosystem of trusted partners and applications to our customers. The CrowdStrike Store allows customers to rapidly and easily discover, try, and purchase applications from both trusted partners and CrowdStrike without needing to deploy and manage additional agents and infrastructures or go through lengthy sales, integration, or implementation processes. The CrowdStrike Store allows partners to bring new security applications to the market and efficiently target our customer base. Leveraging our Falcon platform, partners can develop applications that address our customers' needs without having to develop and support their own agents, invest in underlying infrastructure, or hire additional sales personnel. We believe the CrowdStrike Store will cultivate a rich, innovative, and trusted ecosystem between our partners and customers, increasing the overall value of our Falcon platform.

          Earlier this year, we announced CrowdStrike Falcon for Mobile, the first enterprise EDR solution for mobile devices, which we expect will be commercially available later this year. Falcon for Mobile enables security teams to hunt for advanced threats on mobile devices while providing enhanced visibility into malicious, unwanted, or accidental access to sensitive corporate data, while protecting user privacy and without impacting device performance. Falcon for Mobile closes the gap between disparate mobile endpoint and enterprise defense solutions by leveraging our cloud-native platform and single-agent architecture.

Key Benefits of Our Solution

  •
  The Power of the Crowd.    Our crowdsourced data enables all of our customers to benefit from contributing to Threat Graph. As more high fidelity data is fed into our Falcon platform, there is more data to train our AI models with, increasing the overall efficacy of our Falcon platform. This benefits our customers and supports our efforts to gain more customers, creating a powerful network effect. Threat Graph can then learn and identify warning signs once and rapidly deliver protection to every customer in our community. Further, our AI algorithms are more effective because they are trained on such a broad and representative set of data that captures information about potential attacks throughout the entire threat lifecycle across our customer base.

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  High Efficacy with Low False Positives.    Our Falcon platform collects, processes, correlates, and analyzes high fidelity data on both real-world attacks and benign behavioral patterns to continually train and enhance our algorithms resulting in industry-leading threat detection and low false positive rates.

  •
  Consolidation of Siloed Products.    Integrating and maintaining numerous products, data and infrastructures across highly distributed enterprise environments leaves blind spots that hackers can exploit and is a costly and resource-intensive process. Our integrated platform unifies cloud modules addressing next-generation antivirus, EDR, device control, vulnerability management, IT hygiene, threat hunting, and automated threat intelligence. Our platform enables our customers to reduce or streamline their siloed and layered security products, simplifying operations while providing a comprehensive solution.

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  Consolidation of Agents.    We provide robust and diverse functionality through a single intelligent lightweight agent. Legacy vendors' agents were designed to be single purpose, thus they often deploy multiple agents to the endpoint as they layer additional point product capabilities on top of their initial offering. This legacy approach burdens endpoints by consuming additional storage space, memory, and processor capacity, degrading the end user experience. All of our cloud modules are powered by a single intelligent agent, allowing customers to consolidate and remove numerous agents from their infrastructure and restore endpoint performance. Because we collect data once from our agent and use it across multiple use cases, the Falcon platform can offer a wide range of functionality without burdening the endpoint.

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  Rapid Time to Value.    On-premise security solutions take time to install, configure, deploy, and maintain. We streamline the deployment process by providing cloud-delivered security with protection policies that work from day one, eliminating lengthy implementation periods and professional services engagements. For example, an enterprise customer recently deployed our Falcon platform to over 100,000 endpoints globally in as little as 24 hours. Moreover, once a customer deploys our lightweight agent on their endpoints, we can activate additional cloud modules in real time.

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  Constant Protection Anywhere.    Our cloud-based model allows us to secure any type of workload across a variety of customer endpoints such as laptops, desktops, servers, virtual machines, and IoT devices. In addition, once our agent is deployed on an endpoint it continues to protect the endpoint and track activity even when offline.

  •
  Elite Security Team as a Force Multiplier.    Our OverWatch threat hunting cloud module combines world class human intelligence from our elite security experts with the power of Threat Graph. OverWatch is a force multiplier that extends the capabilities and improves the productivity of our customers' security teams. Because our world class team can see attacks across our entire customer base, their expertise is enhanced by their constant visibility into the threat landscape.

  •
  Bridging the Security Skills Gap through Automation.    Our solution automates certain previously manual tasks, freeing up personnel to focus on their most important objectives. Our Falcon Complete module provides a turnkey solution that combines endpoint security with remediation and response capabilities.

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  Lowering Total Cost of Ownership.    Our cloud-based platform eliminates our customers' need for initial or ongoing purchases of hardware and does not require their personnel to configure, implement or integrate disparate point products. Additionally, our comprehensive platform reduces overall personnel costs associated with ongoing maintenance, as well as the need for software patches and upgrades for separate products.

          In addition to developing the first multi-tenant, cloud native security platform protecting workloads running on any endpoint, we have been recognized by multiple third-party industry analysts:

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  CrowdStrike was named the highest rated vendor (4.9/5.0) in the February 2019 Gartner Peer Insights Customer's Choice 'Voice of the Customer' for Endpoint Security and Endpoint Protection Platforms.(1)

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  CrowdStrike positioned highest among Visionaries for ability to execute and furthest in completeness of vision in the 2018 Gartner Magic Quadrant for Endpoint Protection Platforms.(2)

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  CrowdStrike scores highest overall for use case Type A or "Lean Forward" Organizations* in Gartner's 2018 Critical Capabilities report for Endpoint Protection Platforms.(3)

  •
  Forrester Names CrowdStrike a Leader in the 2019 Wave for Cybersecurity Incident Response Services.

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  Forrester Names CrowdStrike a Leader in the 2018 Wave for Endpoint Detection And Response.

  •
  CrowdStrike Named a Leader in the 2018 Forrester Wave for Endpoint Security Suites.

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  CrowdStrike Named a Leader in the IDC Marketscape: U.S. Incident Readiness, Response and Resiliency Services 2018 Vendor Assessment.

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  CrowdStrike Named a Leader in IDC MarketScape: Worldwide Endpoint Specialized Threat Analysis and Protection, 2017.

Our Opportunity

          Our customers utilize our Falcon platform and cloud modules across a wide variety of use cases. Our total addressable market initially began as a replacement opportunity in the corporate endpoint security market, but has significantly expanded due to rapid innovation and adoption of our cloud modules across additional security and non-security markets. In addition, our increasing market opportunity is driven by the proliferation of enterprise mobility, adoption of cloud computing, the benefits of big data, and an increasingly dynamic and intensifying threat landscape.

          Our approach to protecting workloads running on the endpoint is unique and innovative. Because of our architecture, our Falcon platform is the first solution to natively address multiple security markets, including markets not typically associated with endpoint security. Today, the five markets we address are comprised of:

          Corporate Endpoint Security.    In 2013, we launched what is now Falcon OverWatch and our Falcon Insight cloud module, and in 2017 we launched Falcon Prevent, to disrupt the EDR and next-generation antivirus markets, respectively. IDC estimates that the global market for these segments will be $7.6 billion in 2019 and is expected to reach $8.7 billion in 2021.

          Threat Intelligence.    In 2012, we released what is now our Falcon X cloud module to address the threat intelligence market. IDC estimates that the global market for this segment will be $1.6 billion in 2019 and is expected to reach $2.0 billion in 2021.

          Security and Vulnerability Management.    In 2017, we released our Falcon Spotlight cloud module to address the vulnerability management market. IDC estimates that the global market for this segment will be $8.4 billion in 2019 and is expected to reach $10.4 billion in 2021.

          IT Systems and Services Management.    In 2017, we released our Falcon Discover cloud module to address our first non-security market of IT Asset Management. IDC estimates that the global market for this segment will be $2.6 billion in 2019 and is expected to reach $3.1 billion in 2021.

          Managed Security Services.    In 2018, we released our Falcon Complete cloud module to address the managed security services market. While our initial goal was to target smaller organizations that lacked security staff resources, this solution has also benefitted larger enterprises with thinly-staffed security teams. IDC estimates the global market for this segment will be $24.8 billion in 2019 and is expected to reach $29.6 billion in 2021. We estimate that our directly addressable opportunity in this segment is approximately $4.4 billion in 2019 and will reach $5.1 billion in 2021. In assessing the size of our addressable opportunity in this segment, we compared estimates from third party reports of the size of the corporate endpoint security market in which we operate to the size of the total IT security products market in the relevant year to infer the portion of the managed security services market in such year that would be addressable by our offerings.

          Combining these segments, our global opportunity is estimated to be $24.6 billion in 2019 and is expected to reach $29.2 billion in 2021.

          We believe our Falcon platform provides broad applicability and functionality across the security and IT operations markets. We plan on continuing to leverage our endpoint data sets to rapidly innovate and create new cloud modules that we believe will significantly expand our market opportunity over time. In addition, we believe more workloads will be run on endpoints such as mobile and IoT devices, generating and storing increasing amounts of sensitive, mission critical data. We believe our Falcon platform will be best suited to address such workloads that often reside outside of the corporate perimeter and require a cloud native solution for pervasive protection.

Growth Strategy

          Key elements of our growth strategy include:

  •
  Grow Our Customer Base by Replacing Legacy and Other Endpoint Security Products.    Given the limitations of existing legacy and other endpoint security products, many organizations are replacing their existing legacy and other endpoint security products with our Falcon platform. We grew our subscription customer base by 1,274 customers from 1,242 at January 31, 2018, to 2,516 at January 31, 2019, representing a 103% increase. We will continue to invest in customer acquisition programs, including our channel partnerships and new programs, like our recently launched free trial program of Falcon Prevent that is easily downloaded from our website and AWS Marketplace.

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  Further Penetrate Existing Customers.    Our growth will depend in part on our ability to continue to expand our relationships with our customers by deploying on additional endpoints in their environment and cross selling more cloud modules. When customers deploy our lightweight agent, they can easily add additional cloud modules. We also offer in-application trial usage of additional modules to cross-sell to existing customers. While some new customers initially deploy our Falcon platform broadly across the organization, others elect to deploy only in selected business units and later deploy on additional endpoints and subscribe to additional modules. Over time, we seek to deploy our solution enterprise wide for all customers. The power of our land-and-expand strategy is evidenced by our 147% dollar-based net retention rate as of January 31, 2019.

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  Leverage our Falcon Platform to Enter New Markets.    Because we leverage a single data model and open cloud architecture, we are uniquely positioned to continue innovating and rapidly deploying new cloud modules on our platform. For example, since 2016, we have launched seven new cloud modules on our platform. One of these new cloud modules is Falcon Discover, which includes use cases outside of security, such as application license management, AWS spend analysis, and asset inventory. We continue to innovate and are developing additional offerings for mobile and IoT devices. Because our lightweight agent collects diverse endpoint data once for repeated use, we can expand our addressable market by rapidly adding new cloud modules that leverage this data. We intend to continue to develop new cloud modules for broader endpoint use cases such as IT configuration management, performance monitoring, and IT operations that leverage this data as well as new classes of endpoints such as those created by IoT.

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  Broaden Reach into New Customer Segments.    While we initially targeted large sophisticated enterprises, we have expanded our go-to-market efforts to include customers of all sizes with a dedicated inside sales team focused on smaller organizations. We also released Falcon Complete in 2018, our turnkey solution that combines the most popular cloud modules of our Falcon platform with our remediation and response capabilities, to create a solution for customers with limited or no internal security expertise. As a result, we can now sell our Falcon platform to the largest enterprises or smallest businesses with any level of security sophistication and budget. We continue to look for new ways to broaden our reach into new customer segments.

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  Extend our Falcon Platform and Ecosystem.    We designed our architecture to be open, interoperable, and highly extensible. We recently launched the CrowdStrike Store, the first open cloud-based application PaaS for cybersecurity, which provides an ecosystem of trusted partners and applications for our customers. In the future we plan to continue investing in the CrowdStrike Store to empower our partners by making it easier to build applications and to enable our customers to more easily discover, try, and purchase additional cloud modules from both trusted partners and us. In addition, we recently announced a strategic technology and go-to-market partnership with Dell Inc. that will enable Dell's business customers to seamlessly add the Falcon platform to their purchase of Dell hardware. Dell and SecureWorks Corp. have also agreed to take our Falcon platform to market as their preferred endpoint security offering through their global sales organizations. We believe these new innovations and partnerships will significantly enhance the distribution of our platform and may represent future revenue sources for our business.

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  Broaden Reach into the U.S. Federal Government Vertical.    We are investing in the acquisition of customers in the U.S. federal government vertical. Our platform recently received Federal Risk and Authorization Management Program, or FedRAMP, compliance certification and has been added to the Department of Homeland Security's Continuous Diagnostics and Mitigation Approved Products List to provide federal agencies with innovative security tools. In addition, our platform is deployed in the AWS GovCloud.

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  Expand Our International Footprint.    We are expanding our international operations and intend to invest globally to broaden our international footprint. We grew our international revenue from $19.5 million for fiscal 2018, to $57.8 million for fiscal 2019, representing an increase of 196%. We intend to grow our international customer base by increasing our investments in our overseas operations, including adding headcount in Europe, the Middle East, Asia-Pacific, and Japan and establishing overseas data centers.

Falcon Platform

          Our Falcon platform is composed of two tightly integrated proprietary technologies: our lightweight agent and Threat Graph. The Falcon platform offers a unified set of cloud-delivered technologies that power a wide range of products including next-generation antivirus, EDR, device control, managed threat hunting, IT hygiene, vulnerability management, and threat intelligence. We can rapidly and cost effectively develop and deliver additional cloud modules on our Falcon platform, and are expanding options for our new customers to test modules on a trial basis and in-application trials for existing customers. Our expanding set of open APIs allows customers and partners to build their own capabilities on top of the Falcon platform. With our Falcon platform, we can crowdsource data and deliver a variety of cloud modules to detect and stop breaches.

Our Cloud Modules

          Our cloud modules integrate seamlessly with the Falcon platform to provide functionality in the endpoint security, security and IT operations (including vulnerability management), and threat intelligence markets. Today, our cloud modules include:

Endpoint Security

          Falcon Prevent—Next-Generation Antivirus.    Falcon Prevent provides next-generation antivirus capabilities to customers, delivering comprehensive protection to defend customers against both malware and fileless attacks. Falcon Prevent incorporates identification of known malware, machine learning for unknown malware, exploit blocking and advanced behavioral techniques to allow organizations to replace their existing legacy antivirus products.

          Falcon Insight—Endpoint Detection and Response.    Falcon Insight provides EDR capabilities to customers, allowing for continuous and comprehensive visibility to notify our customers what is happening on their endpoints in real time. Falcon Insight records and automatically analyzes activity on the endpoint to provide deep visibility, fast and powerful search capabilities, and comprehensive context and data needed to enable proactive threat hunting and forensic analysis.

          Falcon Device Control.    Falcon Device Control provides administrators with a high degree of visibility and granular control of USB peripheral devices.

Security and IT Operations

          Falcon OverWatch—Threat Hunting.    Falcon OverWatch is a threat hunting solution that consists of an elite team of dedicated security experts who work with the power of Threat Graph to proactively identify threats for our customers. The global Falcon OverWatch team seamlessly augments customers' in-house security resources to identify and investigate suspicious and malicious activities.

          Falcon Discover—IT Hygiene.    Falcon Discover identifies rogue systems and applications in our customers' networks, and monitors the use of privileged user accounts anywhere in a customer's environments. The module also enables use cases outside of security, such as application license management, AWS spend analysis, and asset inventory.

          Falcon Complete—Turnkey Security Solution.    Falcon Complete provides comprehensive monitoring, management, response, and remediation solution to our customers. It is backed by an underwritten limited warranty policy for breaches. Falcon Complete is designed to bring enterprise level security to companies that may lack enterprise level resources.

          Falcon Spotlight—Vulnerability Management.    Falcon Spotlight identifies vulnerabilities in real time that exist across our customer endpoints. The module does not depend on scanning systems for vulnerabilities, a process that can often take days or weeks for an enterprise, and instead leverages data already collected by our agent to provide instant and accurate real-time visibility into an enterprise's vulnerability exposure.

Threat Intelligence

          Falcon X—Threat Intelligence.    Falcon X integrates threat intelligence into endpoint protection. It provides automated analysis of detected threats to provide insight into the capabilities, motivation and attribution of attacks. It also extends protection against detected threats and their variants into other security solutions deployed within the organization for defense-in-depth coverage by delivering actionable intelligence and custom IOCs. In addition to the standard Falcon X offering, we also offer premium options that include global threat research and reporting from our team of intelligence analysts.

          Falcon Search Engine—Malware Search.    Falcon Search Engine enables customers to search in real time across 300 terabytes of malware collected in our Falcon platform and indexed by our proprietary binary data indexing technology. Results are enriched with threat intelligence, enabling rapid analysis and giving security analysts and threat researchers the advantage they need to stay ahead of the adversary.

          Falcon Sandbox—Malware Analysis.    Falcon Sandbox allows our customers to analyze unknown files for malicious behavior by detonating them safely in virtual machines. Sandbox provides visibility into malware behavior, automating in-depth file and memory analysis for faster threat protection and response.

Technology

          We have designed an innovative architecture from the ground up to overcome the limitations of existing security products and deliver cloud-based solutions. The key design principles of our Falcon platform include:

          Cloud Native Architecture.    We built the Falcon platform entirely in and for the cloud, enabling collection and analysis of a massive, crowdsourced dataset from all of our customers to stop breaches. Our platform is designed to be redundant, resilient, and high performing. Delivering security from the cloud enables agility, ease of use, and protection for workloads on a variety of endpoints wherever they are located. As customer adoption grows, the network effect of each additional endpoint added to the Falcon platform will amplify the breadth and depth of our dataset and intelligence.

          Falcon Agent.    We designed an intelligent lightweight agent that is installed on each endpoint. These agents incorporate identification and prevention of known malware, machine learning for unknown malware, exploit blocking and advanced behavioral techniques, to protect workloads across all endpoints while capturing and recording high fidelity endpoint data. Our agents continue to protect workloads running on endpoints even when offline. The agent recommences transmitting data to our Falcon platform when the connection to the cloud has been re-established. Our lightweight agent occupies less than 35 megabytes of storage space on the endpoint and is built to support Windows, Mac and Linux operating systems. The agent is hardened against attacks and uses a combination of kernel and user-mode modules to collect high fidelity endpoint events as they take place on a system. It correlates these events with a local situational model on the endpoint, analyzes via agent-based machine learning models and is capable of taking a variety of preventative and responsive actions on the endpoint, either automatically or via human control. Events are streamed by the agent to the cloud in real time in order to be further analyzed in the Threat Graph, where additional correlation and AI algorithms can be applied. The agent is also capable of being remotely reconfigured in real time based on analytics in our cloud platform in order to collect and analyze different events or take other actions.

          Threat Graph.    Threat Graph is a proprietary, powerful, and dynamic graph database. Threat Graph continually looks for malicious activity by combining AI with behavioral pattern-matching techniques to look beyond file features and track the behaviors of every software program executed on an endpoint in a customer's network environment. By applying powerful graph analytics and AI algorithms to cybersecurity, we enrich the data collected with our proprietary and third-party threat intelligence, such as adversary capabilities, motivations, attributions, and threat indicators. Threat Graph processes, correlates, and analyzes over one trillion endpoint-related events across our global customer community per week in real time, making 91 million indicator of attack decisions per minute, and indexing petabytes of historical data for exploration and search. The graph data model allows the AI algorithms to identify relationships between events that are not directly related but which could indicate an attack that would otherwise remain undetected. We believe that our AI algorithms are advantaged by the rich dataset that we have to train them with. Threat Graph provides customers with complete real time and historical visibility and insight into events occurring on their endpoints for hunting and searching.

          Threat Graph also provides query and hunting capability over the full set of high fidelity events collected in the graph. This correlated data, natively represented in a graph structure, enables new products and cloud modules to be created rapidly since the platform provides the visibility, collection, correlation and actions over data as reusable building blocks. This collect-once, use repeatedly approach is the reason why we have been able to deliver new cloud modules covering IT hygiene and vulnerability management quickly and enables us to continue expanding the Falcon platform rapidly in the future. Our design approach incorporates the MITRE Adversarial Tactics, Techniques and Common Knowledge, or ATT&CK, Framework, which is an independent industry standard and model for describing the actions an adversary might take to compromise, and operate within, an enterprise network, which accelerates alert triage and shortens incident analysis time. Our Threat Graph has also been validated for its successful completion of an evaluation by MITRE's Leveraging External Transformational Solutions, or LETS, program.

          High Fidelity Data and Smart Filtering.    Absent an intelligent agent, a typical endpoint generates approximately 100 gigabytes of unfiltered system event data per day. After this data is compressed, or data shaped, a typical enterprise organization with 100,000 endpoints would generate over one petabyte of endpoint events daily. The presence of a local graph model in our agent enables it to track the state of the machine in real time, perform rapid machine learning and behavioral analysis, and provide efficient event streaming to the cloud. We call this "smart filtering." This allows us to keep overhead on the endpoint to a minimum, dramatically reduce the bandwidth required for agent-cloud communication, efficiently process large volumes of data, and separate the signal from the noise. The Falcon agent collects and analyzes unfiltered data with local machine learning and behavioral algorithms on the endpoint but only streams high fidelity endpoint events to the cloud to only send what is necessary for detection, prevention and investigation of attacks. This smart filtering architecture allows us to reduce network load for customers to approximately five megabytes per endpoint per day. The Falcon platform collects an array of high fidelity endpoint events, such as code execution, network, file system and user activity. This information can be used for a variety of use cases beyond security, such as IT operations and vulnerability management.

          Management Interface.    The Falcon platform management interface gives customers an intuitive and informative view of their complete environment, with timely alerts and detailed search capabilities. We provide real-time endpoint visibility to allow customers to review details and respond to threats instantly and effectively, from anywhere, and maintain an index of these events for future use. We also provide access to Falcon X, streamlining and simplifying the forensics analysis process.

          APIs and Integrations.    Our Falcon platform and architecture is built around a rich set of APIs that efficiently and effectively complement and expand a customer's existing security infrastructure, such as security information event management, or SIEMs, and intrusion prevention systems and intrusion detection systems. The platform includes streaming, query and batch APIs allowing customers and partners to integrate a variety of solutions seamlessly. It also includes rich management and control APIs. The platform allows third parties to develop additional cloud modules and features, furthering the power of the Falcon platform. By connecting existing security systems to the Falcon platform, we allow our customers to further leverage their security investments. For example, ForeScout used our APIs to develop a joint solution that allows our common customers to leverage our threat intelligence to proactively combat threats across endpoints and orchestrate workflows to isolate and remediate compromised devices.

Data Center Operations

          We have data center co-location facilities in Sacramento and San Jose, California and Las Vegas, Nevada, and we also utilize AWS data centers located in the United States for our storage needs and to help deliver our solution. Our technology infrastructure, combined with select use of AWS resources, provides us with a distributed and scalable architecture on a global scale.

Professional Services

          In addition to our Falcon platform and cloud modules, we also offer incident response services and proactive services to organizations that have experienced a breach or are assessing their security posture.

  •
  Incident Response Services.    Our incident response services typically begin by deploying our lightweight agents to a customer's endpoints to provide comprehensive visibility and determine if an attacker is currently in the environment, what assets have been compromised, and how much damage has been done. We also provide customized remediation planning by providing a strategy to eject attackers out of the network, lock down credentials from further use, and ensure adversaries stay out. In addition to providing valuable breach remediation to our customers, our incident response services also act as a strong lead generation engine for our Falcon platform and cloud modules. After experiencing the benefits of our platform firsthand, many of our incident response customers become subscription customers. Among organizations who first became a customer after February 1, 2017, for each $1.00 spent by those customers on their initial engagement for our incident response or proactive services, as of January 31, 2019, we derived an average of $2.97 in ARR from those subscription contracts.

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  Proactive Services.    Our proactive security services include cybersecurity maturity assessment, penetration testing, and other customized offerings that leverage our Falcon platform and cloud modules. These services are designed to evaluate our customers' security profile so they can identify areas of vulnerability, secure their network and improve their response if their defenses are breached.

Customers

          Some of the world's largest enterprises, government organizations, and high profile brands trust us to protect their business. As of January 31, 2019, we had 2,516 subscription customers worldwide, including 44 of the Fortune 100, 37 of the top 100 global companies, and nine of the top 20 major banks. Historically, we and our channel partners have primarily sold to large organizations, but have increasingly focused on selling to small and medium-sized businesses, particularly through our trial-to-pay model. We engage our customers through our global customer and technical advisory boards in which we solicit feedback from our customers on a regular basis allowing us to understand their evolving needs. We have used this feedback to develop new cloud modules, such as Falcon Insight, and we intend to continue to develop new cloud modules based on our customer's feedback. We also have a CrowdStrike Champion Program with over 180 customers participating who have agreed to be references for our products and solutions. Our business is not dependent on any particular end customer.

Customer Case Studies

          The customer examples below illustrate how customers from different industries benefit from our Falcon platform.

Amazon Web Services

          Situation:    Amazon Web Services (AWS) is the leading cloud services provider, supporting many prominent enterprises and government agencies around the globe. The challenges of protecting its millions of customers required increased visibility and a level of efficacy that its previous endpoint protection vendors were unable to provide.

          Solution:    AWS conducted a yearlong test comparing our Falcon platform against multiple next-gen and legacy vendors. AWS chose to deploy our entire Falcon platform, including our turnkey solution, Falcon Complete. The initial deployment consisted of 13,000 endpoints. Today, our Falcon platform runs on hundreds of thousands of AWS workstations and servers.

          "CrowdStrike Falcon provides us with the protection as well as a level of functionality and visibility we didn't find in other providers."

—Deputy CISO, Amazon Web Services (AWS)

HSBC(1)

          Situation:    HSBC, a global financial institution, operates in 3,800 offices across 66 countries. Recognizing its massive scale and distributed practice, they sought to implement a cloud-first security strategy across their entire enterprise.

          Solution:    In 2017, HSBC deployed our Falcon platform, including Falcon Prevent, Falcon Insight, Falcon Discover, Falcon Intelligence (which we now offer as Falcon X), and Falcon OverWatch modules, across 320,000 endpoints in 12 weeks. HSBC selected our Falcon platform as the only solution that effectively combines prevention, detection, and response at the endpoint and real-time forensics in a single, cloud-delivered solution. In addition, HSBC also benefits from the OverWatch team for continual and proactive threat hunting throughout its environment.

          "CrowdStrike has changed the way HSBC works. It has given us the flexibility of an all-encompassing platform, not just another AV product."

—Managing Director, Cybersecurity, HSBC

(1)
An affiliate of HSBC is an underwriter in this offering.

Hyatt Hotels Corporation

          Situation:    Hyatt is a global hospitality company with a portfolio of more than 750 properties in over 55 countries. As Hyatt management looked to evolve its security posture, they began looking for a new antivirus and endpoint detection and response (EDR) solution.

          Solution:    In 2017, Hyatt began using a broad spectrum of our platform, including deploying modules across 40,000 endpoints in just days, including threat intelligence, threat monitoring and malware analysis. Since then, Hyatt has experienced significantly higher efficacy in protecting against breaches and reduced its number of false positives. This includes the ability to alert Hyatt of attempted intrusions in real time, providing the Hyatt organization with peace of mind and empowering them to focus on protecting against breaches.

          "CrowdStrike products are a key part of Hyatt's cybersecurity ecosystem. Our security has improved measurably since implementing the platform last year. The unique combination of best-in-class antivirus, endpoint detection and response, as well as the threat intelligence and dedicated support team far surpasses our expectations."

—CISO, Hyatt Hotels Corporation

ADP, LLC

          Situation:    As a Fortune 300 provider of cloud-based human capital management solutions, ADP handles a significant amount of highly sensitive information including personal finance and health data for its 740,000 clients. An internal security team identified a gap in its global server infrastructure, which comprises some 20 data centers, both on-premise and in the cloud, forcing ADP to reevaluate alternative solutions.

          Solution:    In 2016 ADP deployed our Falcon platform with Falcon Insight and Falcon OverWatch as the first two modules rolled out across 85,000 servers in only three months, with no disruption for any of its employees or clients. The high fidelity data collected and analyzed by our Falcon platform provided ADP with unprecedented visibility across its environment and a more effective way of detecting threats and stopping breaches.

          The deployment went so smoothly that in 2017, ADP deployed Falcon Insight and Falcon OverWatch as the primary endpoint protection technology for all of the firm's desktops, some 100,000 PCs, and added additional modules: Falcon Prevent, Falcon Discover and Falcon Intelligence (which we now offer as Falcon X). Working closely with CrowdStrike during these multiple deployments, ADP came to value CrowdStrike's innovative ethos and extraordinary ability to turn ideas into tangible security and peace of mind for its customers.

          "In my career, the deployment of the CrowdStrike Falcon platform was perhaps the easiest global security technology rollout I've seen. By leveraging the technology's cloud architecture and CrowdStrike's expertise, we were able to deploy with incredible speed and efficacy. We realized the value immediately."

—Chief Security Officer, ADP

The Pokémon Company International

          Situation:    The Pokémon Company International is responsible for the brand management, licensing and marketing of Pokémon products globally. In 2017, the company introduced the smash hit product, PokémonGo, which saw its online business rapidly expand to hundreds of millions of users worldwide. That success also drew the attention of cybercriminals, many seeking to capitalize on the game's popularity with a variety of malicious activities. Management hoped to solve a range of issues by implementing a new security platform that could scale alongside Pokémon's rapidly growing hybrid IT environment, protecting both on-premise and cloud systems with a high degree of elasticity to seamlessly support spikes in usage among its global use base.

          Solution:    To achieve security, visibility and IT hygiene, Pokémon deployed our Falcon platform, including Falcon Prevent, Falcon Insight, and Falcon OverWatch modules across its environment in 2018. Based on the initial success of this install, Pokémon gained further visibility into its cloud infrastructure by subsequently deploying our Falcon Discover module on AWS to identify all Amazon EC2 instances that did not have the Falcon platform installed, as well as provide granular details about each Falcon equipped endpoints. The security and deep visibility our platform offered across Pokémon's entire environment not only provided value to their security organization, but to its developers and engineers by allowing them to improve their ability to track and manage different software tools to build and deploy applications.

          "CrowdStrike allows our security team to move faster than ever before. One of our challenges at the forefront was finding a platform that could allow our analysts to pivot seamlessly from one system to the other. CrowdStrike gives us this capability. One of the reasons we went with CrowdStrike versus competitors was the level of integration that the platform had, with a whole range of security capabilities. That's been extremely helpful so far, and we are excited about the future and continued partnership with CrowdStrike."

—CISO, Pokémon Company International

Sales and Marketing

          Our sales and marketing organizations work together closely to drive market awareness, build a strong sales pipeline and cultivate customer relationships to drive revenue growth.

Sales

          We primarily sell subscriptions to our Falcon platform and cloud modules through our direct sales team, which is comprised of field sales and inside sales professionals who are segmented by a customer's number of endpoints. Our sales team also leverages our network of channel partners. We also use our sales team to identify current customers who may be interested in free trials of additional cloud modules, which serves as a powerful driver of our land and expand model. By segmenting our sales teams, we can deploy a low-touch sales model that efficiently identifies prospective customers.

Marketing

          Our marketing organization is focused on building our brand reputation, increasing the awareness and reputation of our platform, and driving customer demand. As part of these efforts, we deliver targeted content to demonstrate thought leadership in the security industry, including speaking engagements with the security industry's foremost organizations to provide expert advice, issuing regular reports on the state of the industry, educating the public about the cybersecurity threats, and identifying and naming adversary groups. We also engage in paid media, web marketing, industry and trade conferences, including our annual Fal.Con conference, analyst engagements, producing whitepapers, demand generation via digital and web, and targeted displacement campaigns. We employ a wide range of digital programs, including search engine marketing, online and social media initiatives, and content syndication to increase traffic to our website and encourage new customers to sign up for a 15-day free trial of the Falcon platform. Additionally, we engage in joint marketing activities with our channel and technology alliance partners. In December 2017, we began to employ a trial-to-pay model in which we offer free trial access to our Falcon Prevent to prospective customers directly from our website or the AWS Marketplace.

Partnership Ecosystem

          We work with a number of technology alliance partners to design go-to-market strategies that combine our platform with products or services provided by our technology alliance partners. These partner integrations deliver more secure solutions and an improved end user experience to their customers. Our technology alliance partnerships focus on security analytics, network and infrastructure security, threat platforms and orchestration, and automation. We recently launched the CrowdStrike Store, the first open cloud-based application PaaS for cybersecurity and the industry's first unified security cloud ecosystem of trusted third-party applications. In addition, we recently announced a strategic technology and go-to-market partnership with Dell Inc. that will enable Dell's business customers to seamlessly add the Falcon platform to their purchase of Dell hardware. Dell and SecureWorks Corp. have also agreed to take our Falcon platform to market as their preferred endpoint security offering through their global sales organizations.

Research and Development

          Our research and development organization is responsible for the design, architecture, operation and quality of our cloud native Falcon platform. In addition to improving on our features, functionality and scalability, this organization works closely with our cloud operations team to ensure that our platform is available, reliable, and stable.

          Our success is a result of our continuous drive for innovation. Our internal team of security experts, researchers, intelligence analysts, and threat hunters continuously analyzes the evolving global threat landscape to develop products that defend against today's most sophisticated and stealthy attacks and reports on emerging security issues. We invest substantial resources in research and development to enhance our Falcon platform, and develop new cloud modules, features and functionality. We believe timely development of new, and enhancement of our, products, services, and features is essential to maintaining our competitive position. We work closely with our customers and channel partners to gain valuable insight into their security management practices to assist us in designing new cloud modules and features that extend the capability of our platform. Our technical staff monitors and tests our software on a regular basis, and we also make our Falcon platform available for third-party validation. We also maintain a regular release process to update and enhance our existing solutions. In addition, we engage security consulting firms to perform periodic vulnerability analysis of our solutions. Our research and development expenses were $39.1 million, $58.9 million, and $84.6 million for fiscal 2017, fiscal 2018, and fiscal 2019, respectively.

          Our research and development leadership team is located in Seattle, Washington, Washington, D.C., and Sunnyvale, California, and we also maintain research and development centers in Irvine, California. We plan to dedicate significant resources to research and development.

Competition

          The market for our services is intensely competitive and characterized by rapid changes in technology, customer requirements, and industry standards and by frequent new product and service offerings and improvements. We compete with an array of established and emerging security solution vendors. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnerships, or acquisitions by our competitors or continuing market consolidation. With the introduction of new technologies and market entrants, we expect the competitive environment to remain intense. Our competitors include the following by general category:

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  legacy antivirus product providers, such as McAfee, Inc. and Symantec Corporation, who offer a broad range of approaches and solutions with traditional antivirus and signature-based protection;

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  alternative endpoint security providers, such as Cylance, Inc. and Carbon Black, Inc., who offer point products based on malware-only or application whitelisting techniques; and

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  network security vendors, such as Palo Alto Networks, Inc. and FireEye, Inc., who are supplementing their core perimeter-based offerings with endpoint security solutions.

          We compete on the basis of a number of factors, including but not limited to our:

  •
  ability to identify security threats and prevent security breaches;

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  ability to integrate with other participants in the security ecosystem;

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  time to value, price, and total cost of ownership;

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  brand awareness, reputation, and trust in the provider's services;

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  strength of sales, marketing, and channel partner relationships; and

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  customer support, incident response, and proactive services.

          Although certain of our competitors enjoy greater resources, recognition, deeper customer relationships, larger existing customer bases, or more mature intellectual property portfolios, we believe that we compete favorably with respect to these factors and that we are well positioned as a leading provider of endpoint security solutions.

Intellectual Property

          We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the marketplace.

          As of January 31, 2019, we had 14 issued patents in the United States, eight issued patents in a number of international jurisdictions, 48 patent applications (including seven provisional applications) pending in the United States and 47 patent applications pending internationally. Our issued patents expire between 2032 and 2037, and six of our pending patent applications have been allowed. These patents and patent applications seek to protect our proprietary inventions relevant to our business. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights. We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors or other third-parties may also claim that our security platform and other solutions infringe their intellectual property rights. In particular, some companies in our industry have extensive patent portfolios. From time to time, third parties have in the past and may in the future assert claims of infringement, misappropriation and other violations of intellectual property rights against us or our customers, with whom our agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected products or solutions, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties, or other fees. For additional information, see the section titled "Risk Factors—Risks Related to Our Business—The success of our business depends in part on our ability to protect and enforce our intellectual property rights."

Employees

          As of January 31, 2019, we had 1,455 full-time employees. We also engage temporary employees and consultants as needed to support our operations. None of our employees in the United States are represented by a labor union or subject to a collective bargaining agreement. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements. We may be required to comply with the terms of these collective bargaining agreements. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

CrowdStrike Foundation

          We have a history of providing pro bono service and giving back to the cybersecurity community. In 2017 we established the CrowdStrike Foundation, a tax-exempt 501(c)(3) nonprofit, to nurture and develop the next generation of talent and research in cybersecurity and AI. The CrowdStrike Foundation funds scholarships and research in cybersecurity and AI and provides pro-bono security software to nonprofit organizations, journalists and activists facing sophisticated intrusions. The CrowdStrike Foundation also supports communities across the globe through philanthropy, volunteer work, and other activities.

Facilities

          Our corporate headquarters occupies approximately 30,331 square feet in Sunnyvale, California under leases that expire between 2020 and 2023. We also lease offices in California, Maryland, Missouri, Minnesota, Texas, Virginia, and Washington, as well as locations internationally, including in Australia, Germany, India, Romania, and the United Kingdom.

          We believe that our existing facilities are sufficient for our current needs. In the future, we may need to add new facilities and expand our existing facilities as we add employees, grow our infrastructure and evolve our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

          We are currently involved in proceedings before the Trademark Trial and Appeal Board at the U.S. Patent and Trademark Office, or USPTO, regarding our U.S. trademark registrations for "CrowdStrike Falcon" and our U.S. application to register our "Falcon OverWatch" trademark. On November 23, 2016, Fair Isaac Corporation, or FICO, filed a Petition for Cancellation of our "CrowdStrike Falcon" trademark registrations and a Notice of Opposition against our "Falcon OverWatch" trademark application before the U.S. Patent and Trademark Office, Trademark Trial and Appeal Board, or TTAB. On January 3, 2017, we filed answers to both the cancellation and opposition proceedings, and the proceedings thereafter were consolidated. On November 21, 2018, we filed a Petition for Partial Cancellation or Amendment of one of FICO's "Falcon" trademark registrations, and on December 10, 2018, the parties filed a joint request to consolidate the proceedings and adjust the schedule. FICO moved to dismiss our petition on January 16, 2019, and the TTAB issued a standard order suspending the proceeding pending disposition of the motion to dismiss. On January 28, 2019, the parties jointly requested a suspension of the pre-trial and trial schedule in the consolidated proceedings filed by FICO pending resolution of FICO's motion to dismiss and the parties' request to consolidate the proceedings, and the TTAB granted that request on March 28, 2019. If we do not ultimately prevail in these proceedings and in any subsequent appeal or civil action, we could ultimately be required to change the names of our solutions, which may entail significant expense and adversely affect our brand recognition.

          From time to time, we may be subject to legal proceedings arising in the ordinary course of business. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. As of the date of this prospectus, we are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations, prospects, cash flows, financial position, or brand.

MANAGEMENT

Executive Officers, Key Employees, and Directors

          The following table provides information regarding our executive officers, key employees, and directors as of April 30, 2019:

Name	Age	Position(s)
Executive Officers:
George Kurtz	48	President, Chief Executive Officer, and Director
Burt W. Podbere	53	Chief Financial Officer
Colin Black	55	Chief Operating Officer and Chief Information Officer
Key Employees:
Dmitri Alperovitch	38	Chief Technology Officer
Michael Carpenter	43	President, Global Sales and Field Operations
Johanna Flower	44	Chief Marketing Officer
Shawn Henry	57	President of CrowdStrike Services and Chief Security Officer
Amol S. Kulkarni, Ph.D.	49	Chief Product Officer
Adam Meyers	40	Vice President, Intelligence
Non-Employee Directors:
Roxanne S. Austin	58	Director
Cary J. Davis	52	Director
Sameer K. Gandhi	53	Director
Joseph P. Landy	57	Director
Denis J. O'Leary	62	Director
Joseph E. Sexton	60	Director
Godfrey R. Sullivan	65	Director
Gerhard Watzinger	58	Chairman of the Board of Directors

Executive Officers

          George Kurtz.    Mr. Kurtz is one of our co-founders and has served as our President, Chief Executive Officer, and a member of our board of directors since November 2011. From October 2004 to October 2011, Mr. Kurtz served in executive roles at McAfee, Inc., a security technology company, including as Executive Vice President and Worldwide Chief Technology Officer from October 2009 to October 2011. In October 1999, Mr. Kurtz founded Foundstone, Inc., a security technology company, where he served as its Chief Executive Officer until it was acquired by McAfee, Inc. in October 2004. Since November 2017, he has also served as Chairman and as a board member for the CrowdStrike Foundation, a nonprofit established to support the next generation of talent and research in cybersecurity and artificial intelligence through scholarships, grants, and other activities. Mr. Kurtz holds a B.S. in Accounting from Seton Hall University. Mr. Kurtz also holds a CPA license from the State of New Jersey with an inactive status.

          We believe Mr. Kurtz is qualified to serve on our board of directors because he is a security industry pioneer with more than 26 years of experience in the security space, a technology business leader, and an accomplished entrepreneur. Furthermore, Mr. Kurtz has accumulated extensive perspective, operational insight, and expertise as our co-founder and Chief Executive Officer.

          Burt W. Podbere.    Mr. Podbere has served as our Chief Financial Officer since September 2015. From May 2014 to August 2015, Mr. Podbere served as Chief Financial Officer for OpenDNS, Inc. (acquired by Cisco in 2015), a cloud-delivered network security company, where he oversaw the finance function. From October 2011 to April 2014, he served as Chief Financial Officer for Net Optics, Inc. (acquired by Ixia in 2013), a manufacturer of network monitoring and intelligent access solutions for physical and virtual networks. Since November 2017, he has also served as Treasurer and as a board member for the CrowdStrike Foundation, a nonprofit established to support the next generation of talent and research in cybersecurity and artificial intelligence through scholarships, grants, and other activities. Mr. Podbere is a Chartered Accountant and holds a B.A. from McGill University.

          Colin Black.    Mr. Black has served as our Chief Operating Officer since January 2017 and as our Chief Information Officer from November 2015 to December 2017. From May 2012 to November 2015, he served as Chief Information Officer for Kratos Defense and Security Solutions, Inc., a provider of advanced engineering, security, surveillance, and information technology services. From August 2008 to May 2012, he served as Chief Information Officer for Cymer, LLC, a developer and manufacturer of lithography light sources used in the semiconductor industry. Since November 2017, he has also served as Secretary and as a board member for the CrowdStrike Foundation, a nonprofit established to support the next generation of talent and research in cybersecurity and artificial intelligence through scholarships, grants, and other activities. Mr. Black holds a B.S. in Electronics Engineering from the University of Glasgow.

Key Employees

          Dmitri Alperovitch.    Mr. Alperovitch is one of our co-founders and has served as our Chief Technology Officer since November 2011. From November 2008 to September 2011, Mr. Alperovitch served as Vice President, Threat Research for McAfee. Since November 2017, he has also served as President and as a board member for the CrowdStrike Foundation, a nonprofit established to support the next generation of talent and research in cybersecurity and artificial intelligence through scholarships, grants, and other activities. Mr. Alperovitch holds a B.S. in Computer Science and an M.S. in Information Security from the Georgia Institute of Technology.

          Michael Carpenter.    Mr. Carpenter has served as our President, Global Sales and Field Operations since November 2016. From February 2014 to September 2016, he served as President of Global Sales and Field Operations for Tanium Inc., an endpoint security and systems management company. From December 2012 to January 2014, Mr. Carpenter served as President, Americas Sales for Intel Security Group, a global computer security software company. Mr. Carpenter holds a B.A. in Accounting from the University of Massachusetts Lowell.

          Johanna Flower.    Ms. Flower has served as our Chief Marketing Officer since November 2014. From June 2000 to June 2014, she served in various executive roles at Websense Inc., a cybersecurity software company now known as Forcepoint, LLC, most recently as Senior Vice President and Chief Marketing Officer. Ms. Flower holds a B.A. in Business Administration from Brighton University, United Kingdom.

          Shawn Henry.    Mr. Henry has served as President of CrowdStrike Services and our Chief Security Officer since March 2012. Mr. Henry previously worked for the FBI from 1987 through March 2012, including most recently as Executive Assistant Director of the FBI's Criminal, Cyber, Response and Services Branch. Since June 2016, Mr. Henry has served as a faculty member specializing in cybersecurity for the National Association of Corporate Directors, an organization providing training and education for private and public company directors. Since June 2015, Mr. Henry has served as a cybersecurity and national security analyst for NBC News, a broadcast television network. Mr. Henry holds a B.B.A. from Hofstra University and an M.S. in Criminal Justice from Virginia Commonwealth University.

          Amol S. Kulkarni, Ph.D.    Dr. Kulkarni has served as our Chief Product Officer since July 2018, and previously served as our Senior Vice President of Engineering from July 2017 to June 2018 and as our Vice President of Engineering from December 2014 to June 2017. From October 2000 to November 2014, he served in various executive roles at Microsoft Corporation, most recently as Principal Engineering Manager, where he oversaw major engineering projects. Dr. Kulkarni holds a B.Eng. from College of Engineering, Pune; an M. Tech in Energy Systems Engineering from the Indian Institute of Technology, Bombay and a Ph.D. in Electrical Engineering from the University of Washington.

          Adam Meyers.    Mr. Meyers has served as our Vice President, Intelligence since June 2013 and previously served as our Director of Intelligence from September 2011 to June 2013. From April 2002 to February 2012, he worked at SRA International, a provider of technology and strategic consulting services, most recently as Director of Cyber Security Intelligence. Mr. Meyers holds a B.A. in Political Science and Computer Science from George Washington University.

Non-Employee Directors

          Roxanne S. Austin.    Ms. Austin has served on our board of directors since September 2018. Ms. Austin has served as President of Austin Investment Advisors, a private investment and consulting firm, since January 2004, and has also served as chair of the U.S. Mid-Market Investment Advisory Committee of EQT Partners, a private equity group. Ms. Austin currently serves on the boards of directors of Abbott Laboratories, a provider of pharmaceutical, medical devices, and nutritional products, Target Corporation, a department store retailer, Teledyne Technologies Incorporated, an industrial conglomerate, and AbbVie Inc., a biopharmaceutical company. She previously served as on the board of directors of LM Ericsson Telephone Company, a networking and telecommunications company. Ms. Austin is a member of the California State Society of Certified Public Accountants and the American Institute of Certified Public Accountants. Ms. Austin holds a B.B.A. in Accounting from the University of Texas at San Antonio.

          We believe Ms. Austin is qualified to serve on our board of directors because of her extensive management and operating experience, financial expertise, and knowledge of financial statements, corporate finance and accounting matters.

          Cary J. Davis.    Mr. Davis has served on our board of directors since July 2013. Mr. Davis is a Managing Director at Warburg Pincus, which he joined in October 1994, where he focuses on investments in the software and financial technology sectors. Prior to joining Warburg Pincus, he was Executive Assistant to Michael Dell at Dell Inc., a multinational computer technology company, and a consultant at McKinsey & Company, a worldwide management consulting firm. Mr. Davis currently serves on the boards of directors of Cyren Ltd., a cloud-based, internet security technology company, and several privately-held companies. Mr. Davis holds a B.A. in Economics from Yale University and an M.B.A. from Harvard Business School.

          We believe Mr. Davis is qualified to serve on our board of directors based on his extensive business and investment expertise and his knowledge of our company and our industry.

          Sameer K. Gandhi.    Mr. Gandhi has served on our board of directors since August 2013. Mr. Gandhi is currently a partner for Accel, a venture capital firm which he joined in June 2008, where he focuses on consumer, software and services companies. He currently serves on the boards of directors of several privately-held companies. Mr. Gandhi holds a B.S. and an M.S. in Electrical Engineering and an M.S. in Computer Science from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

          We believe Mr. Gandhi is qualified to serve on our board of directors based on his extensive knowledge of our company and as an investor in multiple technology companies.

          Joseph P. Landy.    Mr. Landy has served on our board of directors since August 2013. Mr. Landy is Co-Chief Executive Officer of Warburg Pincus and has been engaged in all aspects of private equity investing since March 1985. He has been jointly responsible for the management of the firm since 2000, including the formulation of strategy, oversight of investment policy and decisions, and leadership of the firm's Executive Management Group. Mr. Landy currently serves as a trustee of New York University. He previously served on the board of directors of Kosmos Energy Ltd., an international oil company. Mr. Landy holds a B.S. in Economics from The Wharton School at the University of Pennsylvania and a M.B.A. from The Leonard N. Stern School of Business at New York University.

          We believe Mr. Landy is qualified to serve on our board of directors based on his extensive investment experience and knowledge of our company.

          Denis J. O'Leary.    Mr. O'Leary has served on our board of directors since December 2011. Mr. O'Leary has been a private investor since January 2016. From September 2009 to February 2016, he served as co-managing partner of Encore Financial Partners, Inc., a company focused on the acquisition and management of banking organizations. From June 1978 to April 2003, Mr. O'Leary was with JPM Chase & Co., an investment bank and financial services company, where he served in various executive roles, including Corporate Treasurer, CIO, and Head of Retail and Small Business Banking. Mr. O'Leary currently serves on the board of directors of Fiserv, Inc., a provider of financial services technology. Mr. O'Leary holds a B.A. in Economics from the University of Rochester and an M.B.A. from New York University.

          We believe Mr. O'Leary is qualified to serve on our board of directors because of his extensive investment experience and knowledge of our company.

          Joseph E. Sexton.    Mr. Sexton has served on our board of directors since March 2015. He has been a private investor since June 2017. From September 2016 to May 2017, he served as an Executive in Residence for the venture capital firms of Lightspeed Venture Partners and Greylock Partners, where he advised portfolio companies on sales strategy and execution. From December 2012 to April 2017, he served as President of Worldwide Field Operations of AppDynamics, Inc., an application intelligence software company. Mr. Sexton currently serves on the board of directors of a privately-held company. Mr. Sexton holds a B.B.A. in Marketing from the University of Kentucky.

          We believe Mr. Sexton is qualified to serve on our board of directors based on his extensive knowledge of our company and his experience advising technology companies.

          Godfrey R. Sullivan.    Mr. Sullivan has served on our board of directors since December 2017. From September 2008 to November 2015, he served as President and Chief Executive Officer of Splunk, Inc. a provider of machine data analytics software. He has served on the board of directors of Splunk since September 2008 and as its Chairman since December 2011. He previously served on the board of directors of Citrix Systems, Inc., an enterprise software company, and Informatica Corporation, an enterprise data management company. Mr. Sullivan holds a B.B.A. from Baylor University.

          We believe Mr. Sullivan is qualified to serve on our board of directors based on his perspective and experience he brings as a former chief executive officer of other publicly traded companies and his experience as an executive and as a member of the board of directors of other companies in the enterprise software industry.

          Gerhard Watzinger.    Mr. Watzinger has served as Chairman of our board of directors since April 2012. From April 2013 to September 2013, he served as the Chief Executive Officer for IGATE Corporation, an IT services company. Mr. Watzinger served as the Executive Vice President for Corporate Strategy and Mergers & Acquisitions of the McAfee business unit of Intel Corporation, or

Intel, a designer and manufacturer of digital technology platforms, until his resignation in March 2012. Mr. Watzinger joined Intel in February 2011 upon Intel's acquisition of McAfee. Mr. Watzinger joined McAfee in November 2007 upon McAfee's acquisition of SafeBoot Corp., a global leader in data protection software, where he served as Chief Executive Officer from February 2004 to November 2007. He currently serves on the board of directors of Mastech Digital, Inc., a digital transformation and information technology services company and Absolute Software, a persistent software company. Mr. Watzinger holds an advanced degree in Computer Science from the University of Applied Sciences in Munich.

          We believe Mr. Watzinger is qualified to serve on our board of directors because of his expertise within the IT industry, his experience as a chief executive officer of several information technology companies, and his extensive perspective and operational insight as our current Chairman.

          Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

          Prior to the completion of this offering, we will adopt a code of business conduct and ethics that will apply to all of our employees, officers, and directors, including our chief executive officer, chief financial officer, and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of business conduct and ethics will be available on the investor relations page on our website. We intend to post any amendment to our code of business conduct and ethics, and any waivers of its requirements, on our website or in filings under the Exchange Act to the extent required by applicable rules or exchange requirements. Information on or that can be accessed through our website is not part of this prospectus.

Board of Directors

          Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors currently consists of nine members. Each of our current directors will continue to serve as directors until the election and qualification of his or her successor or until his or her earlier death, resignation, or removal.

          Certain members of our board of directors were elected pursuant to the provisions of our certificate of incorporation as in effect prior to this offering and the stockholders agreement among us and certain of our stockholders, or the stockholders agreement, described in the section titled "Certain Relationships and Related Party Transactions." George Kurtz was elected pursuant to the stockholders agreement in his capacity as our current Chief Executive Officer; Cary J. Davis, Joseph P. Landy, and Joseph E. Sexton were elected by holders of the majority of our Series A-1 Preferred Stock; Sameer Gandhi was elected by holders of a majority of our Series B Preferred Stock; and Denis J. O'Leary, Godfrey R. Sullivan, and Gerhard Watzinger were elected pursuant to their designation by George Kurtz and certain institutional stockholders. The provisions of our certificate of incorporation and stockholders agreement relating to the selection of our directors will terminate upon the closing of this offering.

Classified Board of Directors

          Following the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors, with each director serving a staggered, three-year term. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2020 for the Class I directors, 2021 for the Class II directors, and 2022 for the Class III directors.

  •
  Our Class I directors will be                  ,                   and                  , and their terms will expire at the annual meeting of stockholders to be held in 2020;

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  Our Class II directors will be                  ,                   and                  , and their terms will expire at the annual meeting of stockholders to be held in 2021; and

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  Our Class III directors will be                  ,                   and                  , and their terms will expire at the annual meeting of stockholders to be held in 2022.

          Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Each director's term shall continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

          The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Director Independence

          Under the rules of Nasdaq, independent directors must comprise a majority of a listed company's board of directors within a specified period of the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Compensation committee members must not have a relationship with us that is material to the director's ability to be independent from management in connection with the duties of a compensation committee member. Additionally, audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

          In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the board of directors or a committee of the board, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

          Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships and as a result of this review, our board of directors determined that each of Roxanne S. Austin, Cary J. Davis, Sameer K. Gandhi,

Joseph P. Landy, Denis J. O'Leary, Joseph E. Sexton, Godfrey R. Sullivan and Gerhard Watzinger, representing eight of our nine directors, does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and was an "independent director" as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of Our Board of Directors

          Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

          Our audit committee is comprised of Roxanne S. Austin, Godfrey R. Sullivan, and Gerhard Watzinger, each of whom is a non-employee member of our board of directors. Roxanne S. Austin is the chairman of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of and the SEC. Our board of directors has also determined that Roxanne S. Austin qualifies as an "audit committee financial expert" as defined in the SEC rules and satisfies the financial sophistication requirements of Nasdaq. The audit committee is responsible for, among other things:

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  selecting and hiring our registered public accounting firm;

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  evaluating the performance and independence of our registered public accounting firm;

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  approving the audit and pre-approving any non-audit services to be performed by our registered public accounting firm;

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  reviewing the integrity of our financial statements and related disclosures and reviewing our critical accounting policies and practices;

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  reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

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  overseeing procedures for the treatment of complaints on accounting, internal accounting controls or audit matters;

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  reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports;

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  reviewing and approving in advance any proposed related-person transactions; and

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  preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

          Our compensation committee is comprised of Sameer K. Gandhi, Cary J. Davis, and Joseph E. Sexton, each of whom is a non-employee member of our board of directors. Sameer K. Gandhi is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of Nasdaq and the SEC, and is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act. The compensation committee is responsible for, among other things:

  •
  reviewing and approving our chief executive officer's and other executive officers' annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements and any other benefits, compensation or arrangements;

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  administering our equity compensation plans;

  •
  overseeing our overall compensation philosophy, compensation plans and benefits programs; and

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  preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and Corporate Governance Committee

          Our nominating and corporate governance committee is comprised of Denis J. O'Leary, Joseph P. Landy, and Joseph E. Sexton, each of whom is a non-employee member of our board of directors. Denis J. O'Leary serves as the chairman of the committee. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the rules of Nasdaq. The nominating and corporate governance committee will be responsible for, among other things:

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  evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

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  evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

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  reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations;

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  reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee; and

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  evaluating the performance of our board of directors and of individual directors.

          Our audit, compensation, and nominating and corporate governance committees will each operate under a written charter to be effective prior to the completion of this offering that satisfies the applicable rules and regulations of the SEC and the listing standards of the                  .

          We intend to post the charters of our audit, compensation, and nominating and corporate governance committees, and any amendments thereto that may be adopted from time to time, on our website. Information on or that can be accessed through our website is not part of this prospectus. Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

          Mr. Kurtz was our President and Chief Executive Officer during fiscal 2019 and was appointed to the compensation committee in August 2016. Mr. Kurtz resigned from the compensation committee in                   2019. Mr. Kurtz did not participate in committee meetings or discussions related to his compensation and the compensation committee did not have the authority to approve Mr. Kurtz's compensation while Mr. Kurtz was a member. No other members of our compensation committee is, or was during fiscal 2019, an officer or employee of our company. None of our executive officers currently serves or served during fiscal 2019 as a director or member of the compensation committee (or other board committee performing equivalent functions) of any entity that has or had, at the relevant time, one or more executive officers serving on our compensation committee or our board of directors. See the section titled "Certain Relationships and Related Party Transactions" for information about related party transactions involving our compensation committee or their affiliates.

Non-Employee Director Compensation

          We do not currently have a formal policy with respect to compensation payable to our non-employee directors for service as directors. The table below shows the equity and other compensation granted to our non-employee directors during fiscal 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	All Other Compensation ($)		Total ($)
Roxanne S. Austin(3)	—	1,166,425	1,612,989	—		2,779,414
Cary J. Davis	—	—	—	—		—
Sameer K. Gandhi	—	—	—	—		—
Joseph P. Landy	—	—	—	—		—
Denis J. O'Leary	12,500	—	—	—		12,500
Joseph E. Sexton	—	—	—	—		—
Godfrey R. Sullivan	—	—	—	—		—
Gerhard Watzinger	—	—	—	3,360	(4)	3,360

(1)
The amounts in these columns represent the aggregate grant date fair value of restricted stock units and stock option awards granted in fiscal 2019 computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in the Option Awards column are set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus.
(2)
The following table sets forth the aggregate number of shares underlying outstanding stock awards and options for each current director as of January 31, 2019:

Name	Shares Underlying Outstanding Stock Awards(a)	Shares Underlying Outstanding Options(b)
Roxanne S. Austin	92,500	277,500
Cary J. Davis	—	—
Sameer K. Gandhi	—	—
Joseph P. Landy	—	—
Denis J. O'Leary	—	106,250
Joseph E. Sexton	—	62,293
Godfrey R. Sullivan	—	269,792
Gerhard Watzinger	—	83,543

(a)
Each entry represents the number of shares underlying any outstanding unvested restricted stock unit awards.
(b)
Each entry represents the aggregate of any shares underlying unexercised options and any unvested shares acquired upon early exercise of options.
(3)
Ms. Austin became a member of our board of directors in September 2018.
(4)
This amount reflects health insurance benefits provided to Mr. Watzinger.

          We entered into offer letters with each of Ms. Austin and Messrs. O'Leary, Sexton, Sullivan, and Watzinger in connection with each of their appointments to our board of directors. The offer letters with Ms. Austin and Messrs. Sexton and Sullivan provide that the relevant director will be reimbursed for reasonable expenses he or she incurs in connection with his or her service on our board of directors.

          Ms. Austin's offer letter provides for the grant of an option to purchase 277,500 shares of our Class B common stock and RSUs covering 92,500 shares of our Class B common stock, which we granted to her in October 2018. Each of Ms. Austin's awards will become fully vested in the event of a change of control (as defined in her offer letter).

          Mr. O'Leary's offer letter provides for annual compensation of $12,500, the grant of an option to purchase 400,000 shares of our Class B common stock, which we granted to him in December 2011, and the right to purchase up to an aggregate of $300,000 of our redeemable convertible preferred stock. Mr. O'Leary exercised his right to purchase up to an aggregate of $300,000 of our redeemable convertible preferred stock in connection with our Series A-1 financing in December 2011.

          Mr. Sexton's offer letter provides for compensation of $10,000 per year and the grant of an option to purchase 220,000 shares of our Class B common stock, which we granted to him in March 2015. For fiscal 2019, Mr. Sexton declined to receive any compensation provided for in his offer letter.

          Mr. Sullivan's offer letter provides for the grant of an option to purchase 370,000 shares of our Class B common stock, which we granted in December 2017. Mr. Sullivan's option award will become fully vested in the event we are sold.

          Mr. Watzinger's offer letter provides for the grant of an option to purchase 450,000 shares of our Class B common stock, which we granted to him in April 2012, the grant on the three-year anniversary of his start date of an additional option to purchase 100,000 shares of our Class B common stock, which we granted to him in March 2015, and the right to purchase up to an aggregate of $300,000 of our redeemable convertible preferred stock. Mr. Watzinger exercised his right to purchase up to an aggregate of $300,000 of our redeemable convertible preferred stock through an affiliated entity in connection with our Series A-1 financing in April 2012.

          Our non-employee directors are also eligible to receive other compensation and benefits, including reasonable personal benefits and perquisites, as determined by us from time to time.

          During fiscal 2019, Mr. Kurtz was our President and Chief Executive Officer and received no additional compensation for his service as a director. See the section titled "Executive Compensation" for additional information about compensation to Mr. Kurtz.

          Although compensation has been paid to our non-employee directors prior to the completion of this offering, we do not currently have a general policy or plan to make equity award grants or pay cash retainers to our non-employee directors at a particular time, of a particular value or of a particular amount. As described in its summary below, our 2019 Plan contains maximum limits, which will be approved by our stockholders prior to our 2019 Plan becoming effective, on the size of the equity awards that can be granted to each of our non-employee directors in any fiscal year, but those maximum limits do not reflect the intended size of any potential grants or a commitment to make any equity award grants to our non-employee directors in the future.

          Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors would be eligible to receive equity awards and cash retainers as compensation for service on our board of directors and committees of our board of directors beginning as of the effective date of the registration statement of which this prospectus forms a part.

EXECUTIVE COMPENSATION

Fiscal 2019 Summary Compensation Table

          The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our named executive officers during the fiscal year ended January 31, 2019:

Name	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(5)(6)	Total ($)
George Kurtz(2)	2019	394,039	107,659(3)	35,508,650	8,415,367	492,341(4)	11,774	44,929,830
President and Chief Executive Officer
Burt W. Podbere	2019	347,467	—	624,000	284,268	157,674	8,729	1,422,138
Chief Financial Officer
Colin Black	2019	377,359	—	624,000	284,268	230,830	9,401	1,525,848
Chief Operating Officer and Chief Information Officer

(1)
The amounts disclosed represent the grant date fair value of the restricted stock units and stock options granted to the named executive officers during fiscal 2019 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 10 to our audited consolidated financial statements included in this prospectus. Such grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the restricted stock units or stock options, the exercise of the stock options, or the sale of the Class B common stock acquired under such restricted stock units or stock options.
(2)
Mr. Kurtz serves on our board of directors but is not paid additional compensation for such service.
(3)
This amount represents a discretionary bonus paid to Mr. Kurtz.
(4)
This amount represents a performance-based bonus paid pursuant to Mr. Kurtz's individual bonus plan for fiscal 2019.
(5)
For Mr. Kurtz, this amount represents the airfare and hotel expenses paid by the Company for Mr. Kurtz's spouse to attend a sales and marketing event.
(6)
As part of our sales and marketing activities, we sponsor a CrowdStrike-branded professional racing car, which our President and Chief Executive Officer drives in some races at no incremental cost to us and in lieu of us hiring a professional driver. As we do not pay any amounts to our President and Chief Executive Officer under these arrangements, it is not reflected in the above table.

Named Executive Officer Employment Letters

George Kurtz

          We entered into an employment agreement with Mr. Kurtz, our President and Chief Executive Officer, dated November 18, 2011, or the Kurtz Employment Agreement. The Kurtz Employment Agreement has no specified term and provides for at-will employment. Pursuant to the Kurtz Employment Agreement, Mr. Kurtz's annual base salary, now $450,000, is subject to increase by the compensation committee. Mr. Kurtz is eligible to participate in our annual bonus program, health plan, insurance plan, retirement plan, and other benefit plans as provided to our similarly situated executives.

          Pursuant to the Kurtz Employment Agreement, if Mr. Kurtz's employment is terminated (1) by us without "cause" (as defined in the Kurtz Employment Agreement), other than due to death or disability, or (2) by Mr. Kurtz for "good reason" (as defined in the Kurtz Employment Agreement), and Mr. Kurtz agrees to be bound by certain limitations on competitive activities set forth in a Non-Interference Agreement between Mr. Kurtz and us and executes a release of claims in the form attached to the Kurtz Employment Agreement that becomes effective and irrevocable within 60 days of his termination of employment, Mr. Kurtz shall be entitled to (i) continued payment of his base salary for 12 months following his termination, payable in accordance with our regular payroll practices, and (ii) subject to Mr. Kurtz's election of COBRA continuation coverage under our group health plan, we will pay Mr. Kurtz an additional monthly amount equal to (on an after tax basis) the "applicable percentage" of the monthly COBRA premium cost for the level of coverage that Mr. Kurtz had as of the date of termination for up to 12 months following his termination. The "applicable percentage" shall be the percentage of Mr. Kurtz's health care premium costs covered by us as of the date of termination.

Burt W. Podbere

          We entered into an employment letter with Mr. Podbere dated as of August 10, 2015. Pursuant to this letter, we have agreed to provide Mr. Podbere with severance benefits in the event of a qualifying termination of employment. In the event that we terminate Mr. Podere's employment without cause or he terminates his employment for good reason, Mr. Podbere will receive three months base salary as severance and, if the termination occurs within 12 months after a change of control, Mr. Podbere will receive full vesting of his unvested options, in each case subject to his release of claims against us and our affiliates.

Colin Black

          We entered into an employment letter with Mr. Black dated as of October 3, 2015. Pursuant to this letter, we have agreed to provide Mr. Black with severance benefits in the event of a qualifying termination of employment. In the event that we terminate Mr. Black's employment without cause or he terminates his employment for good reason within 12 months after a change of control, Mr. Black will receive three months base salary as severance and full vesting of his unvested options, in each case subject to his release of claims against us and our affiliates.

Bonus and Non-Equity Incentive Plan Compensation

          We provide each of our named executive officers an opportunity to receive formula-based incentive payments. The payments are based on a target incentive amount for each named executive officer.

George Kurtz

          We established an individual bonus plan for George Kurtz during fiscal 2019 that provided for non-equity incentive compensation based upon our achievement of performance goals for fiscal 2019. Mr. Kurtz's annual target award under this plan was $450,000. The actual amount paid was $600,000.

Burt W. Podbere

          Pursuant to his employment letter with us, Mr. Podbere is entitled to a bonus to be paid out quarterly based on the achievement of certain performance objectives. Mr. Podbere was a participant in our 2019 Bonus Plan. Mr. Podbere's annual target award under the 2019 Bonus Plan was $163,000, and the actual amount of his bonus for fiscal 2019 was $157,674; $28,250 of which was paid for the quarter ended April 30, 2018, $30,524 for the quarter ended July 31, 2018, $46,920 for the quarter ended October 31, 2018, and $51,980 for the quarter ended January 31, 2019.

Colin Black

          Pursuant to his employment letter with us, Mr. Black is entitled to a bonus to be paid out quarterly based on the achievement of certain performance objectives. Mr. Black's annual target award under the 2019 Bonus Plan was $221,000, and the actual amount of his bonus for fiscal 2019 was $230,820; $56,500 of which was paid for the quarter ended April 30, 2018, $51,770 for the quarter ended July 31, 2018, $58,140 for the quarter ended October 31, 2018, and $64,410 for the quarter ended January 31, 2019.

Outstanding Equity Awards at Fiscal 2019 Year-End

          The following table sets forth information regarding outstanding stock options and stock awards held by our named executive officers as of January 31, 2019:

	Option Awards						Stock Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
George Kurtz	10/9/2018	(3)	1,407,956	—	11.13	10/09/2028	—	—
	10/9/2018	(4)	—	—	—	—	2,815,912	36,099,992
Burt W. Podbere	11/19/2015	(7)	1,096,612	53,388	1.67	11/19/2025	—	—
	11/19/2015	(8)	162,500	37,500	1.67	11/19/2025	—	—
	9/25/2018	(5)	4,166	45,834	11.13	9/25/2028	—	—
	9/25/2018	(6)	—	—	—	—	50,000	641,000
Colin Black	11/19/2015	(9)	282,708	83,334	1.67	11/19/2025	—	—
	2/4/2017	(10)	250,000	—	1.76	2/4/2027	—	—
	9/25/2018	(5)	4,166	45,834	11.13	9/25/2028	—	—
	9/25/2018	(6)	—	—	—	—	50,000	641,000

(1)
Each of the outstanding equity awards was granted pursuant to our 2011 Equity Incentive Plan.

(2)
This amount reflects the fair market value of our common stock of $12.82 as of January 10, 2019 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares or units that have not vested.

(3)
The option is subject to an early exercise provision and is immediately exercisable. Shares subject to the option vest as follows: 1,055,967 shares of Class B common stock vest in 48 equal monthly installments beginning on November 1, 2018 and 351,989 shares of Class B common stock vest in 24 equal monthly installments beginning on November 1, 2022, in each case subject to continued service through the applicable vesting date. As of January 31, 2019, this award remains unvested as to 1,341,959 shares of Class B common stock that are subject to the option's early exercise provision.

(4)
The RSUs vest pursuant to a time-based and performance-based vesting schedule as follows: 2,111,934 RSUs vest in 16 equal quarterly installments beginning on December 20, 2018 and 703,978 RSUs vest in eight equal quarterly installments beginning on December 20, 2022, in each case subject to continued service through the applicable vesting date, provided that none of the RSUs will vest before the earlier of (A) a change in control in which the consideration paid to holders of Company shares is either cash, publicly traded securities, or a combination thereof, or (B) the first Company vest date (as defined in the RSU agreement) following the expiration of the lock-up period established in connection with this offering.

(5)
Shares subject to the option vest in 48 equal monthly installments beginning on October 25, 2018 subject to continued service through the applicable vesting date.

(6)
One-fourth of the RSUs vest on September 20, 2019, and 1/16 of the RSUs vest quarterly thereafter subject to continued service through the applicable vesting date, provided that none of the RSUs vest before the earlier of (i) a change in control in which the consideration paid to holders of Company shares is either cash, publicly traded securities, or a combination thereof, or (ii) the first Company vest date (as defined in the RSU agreement) following the expiration of the lock-up period established in connection with this offering.

(7)
The option is subject to an early exercise provision as to 1,059,760 of the underlying shares. Shares subject to the option vest as follows: 25% of the award vests on September 16, 2016, and 1/48 of the award vests monthly thereafter for the following 36 months. The vesting of each of the options is subject to continued service through the applicable vesting date. As of January 31, 2019, this award remains unvested as to 163,280 shares of Class B common stock that are subject to the option's early exercise provision.

(8)
The option is subject to an early exercise provision as to 162,500 of the underlying shares. Shares subject to the option vest monthly over the 48 month period beginning October 16, 2016 until all the shares have vested on September 16, 2020. The vesting of each of the options is subject to continued service through the applicable vesting date. As of January 31, 2019, this award remains unvested as to 45,834 shares of Class B common stock that are subject to the option's early exercise provision.

(9)
Shares subject to the option vest as follows: 25% of the award vests on November 9, 2016, and 1/48 of the award vests monthly thereafter for the following 36 months. The vesting of each of the options is subject to continued service through the applicable vesting date.

(10)
The option is subject to an early exercise provision and is immediately exercisable. Shares subject to the option vest as follows: 25% of the award vests on December 26, 2017, and 1/48 of the award vests monthly thereafter for the following 36 months. The vesting of each of the options is subject to continued service through the applicable vesting date. 50,000 of the shares subject to the option were subject to a performance condition regarding our platform adjusted gross margin percentage for the fiscal year ended January 31, 2018. As of January 31, 2019, this award remains unvested as to 119,793 shares of Class B common stock.

Employee Benefit and Stock Plans

2019 Equity Incentive Plan

          Prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2019 Equity Incentive Plan, or our 2019 Plan. We expect that our 2019 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2019 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, performance shares, and other share-based awards to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants.

          Authorized Shares.    A total of             shares of our Class A common stock will be reserved for issuance pursuant to our 2019 Plan. In addition, the shares reserved for issuance under our 2019 Plan also will include a number of shares equal to the number of shares of Class B common stock subject to awards granted under our Amended and Restated 2011 Stock Incentive Plan, or 2011 Plan, that, on or after the termination of the 2011 Plan, expire or terminate, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations or are forfeited or repurchased by us (provided that any shares from the 2011 Plan will be issuable under the 2019 Plan as shares of our Class A common stock and that the maximum number of shares that may be added to our 2019 Plan from the 2011 Plan is             shares). The number of shares available for issuance under our 2019 Plan will also include an annual increase on the first day of each fiscal year beginning with the                          fiscal year, equal to the least of:

  •
               shares;

  •
               percent (         %) of the outstanding shares of our capital stock as of the last day of the immediately preceding fiscal year; or

  •
  such other amount as our board of directors may determine.

          If an award expires or is terminated, surrendered or cancelled or otherwise becomes unexercisable without having been exercised in full, is forfeited in whole or in part (including as the result of shares subject to the award being repurchased by us at or below the original issuance price pursuant to a contractual repurchase right), is surrendered pursuant to an exchange program, or is forfeited or repurchased due to failure to vest, then the unpurchased shares (or the forfeited, unused or repurchased shares) will become available for future grant or sale under the 2019 Plan. With respect to stock appreciation rights, the number of shares counted against the shares available for issuance under the 2019 Plan will be the full number of shares subject to the stock appreciation right multiplied by the percentage of the stock appreciation right actually exercised, regardless of the number of shares actually used to settle such stock appreciation right upon exercise. Shares that have actually been issued under the 2019 Plan under any award will not be returned to the 2019 Plan; provided, however, that if shares issued pursuant to awards under the 2019 plan are repurchased or forfeited due to a failure to vest, such shares will become available for future grant under the 2019 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2019 Plan. To the extent an award is settled or paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2019 Plan. Shares repurchased by us on the open market using proceeds from the exercise of an award will not increase the number of shares available for issuance under the 2019 Plan.

          Plan Administration.    Our compensation committee or other such committee designated by our board of directors will administer our 2019 Plan. Subject to the provisions of our 2019 Plan and applicable law, the administrator (or its delegate) will have the authority to administer our 2019 Plan and make all determinations deemed necessary or advisable for administering the 2019 Plan, such as the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2019 Plan, determine the terms and conditions of awards (such as the exercise price, the times or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2019 Plan and awards granted under it, prescribe, amend, and rescind rules relating to our 2019 Plan, including creating sub-plans, modify or amend each award, including the discretionary authority to extend the post-termination exercisability period of awards, allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award and determine the timing and characterization or reason for a participant's termination of employment or service with us. The administrator also will have the authority, without shareholder consent, to institute an exchange program by which (i) outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and/or different terms), awards of a different type and/or cash, (ii) participants have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or (iii) the exercise price of an outstanding award is increased or reduced. The administrator's decisions, determinations, and interpretations will be final and binding on all participants.

          Stock Options.    We will be able to grant stock options under our 2019 Plan. The per share exercise price of options granted under our 2019 Plan must be at least equal to the fair market value of a share of our Class A common stock on the date of grant. The term of an option does not exceed 10 years, except that with respect to any incentive stock option granted to any participant who owns more than 10% of the voting power of all classes of stock of ours or any parent or subsidiary corporations, the term must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of our Class A common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law or any combination thereof. After the termination of service of a participant, he or she will be able to exercise his or her option (to the extent it has vested as of the date of the termination of service) for the period of time stated in his or her award agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of options.

          Stock Appreciation Rights.    We will be able to grant appreciation rights under our 2019 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights will not have a term exceeding 10 years. After the termination of service of a participant, he or she will be able to exercise his or her stock appreciation right for the period of time stated in his or her award agreement. In the absence of a specified time in the award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in the award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

          Restricted Stock.    We will be able to grant restricted stock under our 2019 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2019 Plan, will determine the terms and conditions of such awards. The administrator will be able to impose whatever conditions to vesting it determines to be appropriate (for example, the administrator will be able to set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator will have the discretion to accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise; provided, however, that if dividends are paid in shares, such dividends will be subject to the same vesting schedule as the restricted stock awards. Shares of restricted stock that do not vest will be subject to our right of repurchase or forfeiture.

          RSUs.    We will be able to grant RSUs under our 2019 Plan. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2019 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator will be able to set vesting criteria based upon continued employment or service, the achievement of company-wide, divisional, business unit, or individual goals, or any other basis determined by the administrator in its discretion. The administrator will have the discretion to pay earned restricted stock units in the form of cash, in shares or in some combination thereof. The administrator will also have the discretion to accelerate the time at which any restrictions will lapse or be removed.

          Performance Units and Performance Shares.    We will be able to grant performance units and performance shares under our 2019 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria (including continued employment or service) in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator will be able to set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator will have the discretion to reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units will have an initial dollar value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator will have the discretion to pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

          Other Share-Based Awards.    We will be able to grant other share-based awards under our 2019 Plan. Subject to the provisions our 2019 Plan, the administrator will determine the terms and conditions of such awards.

          Outside Directors.    Our 2019 Plan will provide that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2019 Plan. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our outside directors will be eligible to receive equity awards under our 2019 Plan. Our 2019 Plan includes a maximum annual limit of $             of cash compensation and equity awards that may be paid, issued, or granted to an outside director in any fiscal year. For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity awards granted to a person for his or her services as an employee, or for his or her services as a consultant (other than as an outside director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our outside directors.

          Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2019 Plan generally will not allow for the transfer of awards and only the recipient of an award will be able to exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

          Certain Adjustments.    In the event of certain changes in our capitalization or applicable laws, regulations, or accounting principles, to prevent diminution or enlargement of the benefits or potential benefits available under our 2019 Plan, the administrator will, subject to compliance with Section 409A of the Code and other applicable law, adjust the number and class of shares that may be delivered under our 2019 Plan and/or the number, class and price of shares covered by each outstanding award, the terms and conditions of any outstanding award and the numerical share limits set forth in our 2019 Plan.

          Dissolution or Liquidation.    In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

          Merger or Change in Control.    Our 2019 Plan provides that in the event of a merger or change in control, as defined under our 2019 Plan, each outstanding award will be treated as the administrator determines, without a participant's consent. The administrator is not required to treat all awards, all awards held by a participant, or all awards of the same type, similarly.

          In the event that a successor corporation does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels (unless specifically provided otherwise under the applicable award agreement, policy, or other written agreement with the participant) and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

          In addition, in the event of a change in control, each outside director's options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and restricted stock units will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels (unless specifically provided otherwise under the applicable award agreement, policy, or other written agreement with the outside director), and all other terms and conditions met.

          Forfeiture and Clawback.    All awards granted under our 2019 Plan will be subject to recoupment under any clawback policy that we have in place from time to time, including any policy that we are required to adopt under applicable law. In addition, the administrator will be able to provide in an award agreement that the recipient's rights, payments, and benefits with respect to such award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. In the event of any accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received in connection with the settlement of an award earned or accrued under certain circumstances.

          Amendment; Termination.    The board of directors will have the authority to amend, suspend or terminate our 2019 Plan provided such action does not impair the existing rights of any participant. Our 2019 Plan will automatically terminate in 2029, unless we terminate it sooner.

2019 Employee Stock Purchase Plan

          Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2019 Employee Stock Purchase Plan, or ESPP. We expect that our ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

          Authorized Shares.    A total of             shares of our Class A common stock will be available for sale under our ESPP. The number of shares of our Class A common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning with the fiscal year         equal to the least of:

  •
               shares;

  •
               % of the outstanding shares of our capital stock as of the last day of the immediately preceding fiscal year; or

  •
  such other amount as the administrator may determine.

          Plan Administration.    Our board of directors, or a committee appointed by our board of directors, will administer our ESPP. We expect our compensation committee to administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish procedures that it deems necessary or advisable for the administration of the ESPP, such as adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the U.S. The administrator's findings, decisions, and determinations will be final and binding on all participants to the full extent permitted by law.

          Eligibility.    Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. The administrator will have the discretion prior to an enrollment date for all options granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

          An employee may not be granted rights to purchase shares of our Class A common stock under our ESPP if such employee would, immediately after the grant:

  •
  own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

  •
  hold rights to purchase shares of our Class A common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our Class A common stock for each calendar year in which such option is outstanding at any time.

          Offering Periods.    Our ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated affiliates, as described in our ESPP. Our ESPP will provide for              -month offering periods. The offering periods will be scheduled to start on the first trading day on or after             and             of each year, except for the first offering period, which will commence on the first trading day on or after completion of this offering and will end on the last trading day on or before             . The duration and timing of offering periods may be changed pursuant to the ESPP. Each offering period will include purchase periods, which will be the approximately             -month period commencing with one exercise date and ending with the last trading day on or before the next exercise date.

          Contributions.    Our ESPP will permit participants to purchase shares of our Class A common stock through payroll deductions or otherwise of up to          % of their eligible compensation. A participant will be able to purchase a maximum of             shares of our Class A common stock during a purchase period.

          Exercise of Purchase Right.    Amounts deducted and accumulated by the participant will be used to purchase shares of our Class A common stock at the end of each         -month purchase period. The purchase price of the shares will be         % of the lower of the fair market value of our Class A common stock on the first trading day of each offering period or on the exercise date. Participants will be able to end their participation at any time during an offering period and will be returned their accrued contributions that have not yet been used to purchase shares of our Class A common stock. Participation will end automatically upon termination of employment with us.

          Non-Transferability.    A participant will not be able to assign, transfer, pledge, or otherwise dispose of rights granted under our ESPP. If our compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution or as otherwise provided under our ESPP.

          Merger or Change in Control.    Our ESPP will provide that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant's option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

          Amendment; Termination.    The administrator will have the authority to amend, suspend or terminate our ESPP. Our ESPP will automatically terminate in 2039 unless we terminate it sooner.

2011 Stock Incentive Plan

          Our board of directors adopted our Amended and Restated 2011 Stock Incentive Plan, or the 2011 Plan, in November 2011. Our stockholders approved our 2011 Plan in November 2011. Our 2011 Plan was most recently amended in October 2018. Our 2011 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, and other stock-based awards to employees, directors, and consultants of the company or any direct or indirect parent or subsidiary of the company (which are together referred to as the "company group") or any person who has been offered employment by the company group.

          Authorized Shares.    As of January 31, 2019, 1,540,071 shares of our Class B common stock were reserved for future issuance under our 2011 Plan. We will terminate our 2011 Plan in connection with this offering. Accordingly, no awards will be granted under the 2011 Plan following the completion of this offering, but our 2011 Plan will continue to govern outstanding awards granted thereunder. As of January 31, 2019, options to purchase 26,535,487 shares of our Class B common stock remained outstanding under our 2011 Plan.

          Plan Administration.    Our board of directors or a committee appointed by our board of directors consisting of at least two individuals administers the 2011 Plan. To the extent permitted by applicable law, the administrator may delegate to officers or employees of the company group (or committees thereof) the authority, subject to terms determined by the administrator, to perform such functions as the administrator determines to be appropriate, but awards granted to any person or entity who is not an employee of the company group must be expressly approved by the administrator. Subject to the provisions of the 2011 Plan, the administrator has full and final authority to (i) select eligible persons to become participants, (ii) grant awards, (iii) determine the type, number of shares subject to, and other terms and conditions of, and all other matters relating to, awards, (iv) prescribe award agreements (which need not be identical for each participant) and rules and regulations for the administration of the 2011 Plan, (v) construe and interpret the 2011 Plan and award agreements and correct defects, supply omissions, and reconcile inconsistencies, (vi) suspend the right to exercise Awards during any period that the administrator deems appropriate to comply with applicable securities laws, and/or subsequently extend the exercise period of an award by an equivalent period of time, (vii) make all other decisions and determinations as the administrator may deem necessary or advisable for the administration of the 2011 Plan. The administrator also may adopt procedures and sub-plans as necessary or appropriate to permit participation in the 2011 Plan by persons or entities who are residents or primarily employed or providing services outside of the United States. The administrator may approve a repricing of awards without additional stockholder consent. The administrator's actions will be final, conclusive, and binding on all persons.

          Stock Options.    Stock options could be granted under our 2011 Plan. The exercise price of options granted under our 2011 Plan generally may not be less than 100% of the fair market value of our Class B common stock on the date of grant if the option is intended to qualify as either (i) a "stock right" within the meaning of Section 409A of the Code or (ii) an incentive stock option. The term of an option cannot exceed 10 years; however, with respect to an incentive stock option granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term cannot exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determined the methods of payment of the exercise price of an option. Unless a participant's award agreement provides otherwise or the administrator determines otherwise, any unvested portion of the participant's option will immediately expire, and the vested portion of the participant's option will (i) immediately expire if the participant's termination is for cause, as defined under our 2011 Plan (ii) remain exercisable for 12 months following a termination due to death or disability, or (iii) remain exercisable for 90 days (or if the participant was a California resident when his or her option was granted, for 3 months) following a termination for any other reason. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2011 Plan, the administrator determined the other terms of options.

          Restricted Stock.    Restricted stock could be granted under our 2011 Plan. Restricted stock awards are grants of shares of our Class B common stock that vest in accordance with terms and conditions established by the administrator. The administrator determined the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2011 Plan, determined the terms and conditions of such awards. The administrator could impose whatever conditions to vesting it determined to be appropriate; provided, however, that the administrator has the discretion to accelerate the time when such awards will vest. Recipients of restricted stock awards generally will have voting rights with respect to such shares upon grant without regard to vesting, unless the administrator provided otherwise. Unless an award agreement provides otherwise, cash dividends and stock dividends, if any, will be withheld for the participant's account and subject to forfeiture to the same degree as the underlying restricted stock. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

          RSUs.    RSUs could be granted under our 2011 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our Class B common stock. Subject to the provisions of our 2011 Plan, the administrator determined the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator could set vesting criteria based upon the achievement of company-wide, business unit, or individual goals (including continued employment or service), or any other basis determined by the administrator in its discretion. The administrator has the discretion to pay earned RSUs in the form of cash, in shares or in some combination thereof. The administrator also has the discretion to reduce or waive any vesting criteria that must be met to receive payment.

          Other Stock-Based Awards.    The administrator could grant other awards that may be denominated or payable in, valued by reference to, or otherwise based upon or related to shares of our common stock. The administrator could also grant shares of our common stock as a bonus or could grant other awards in lieu of obligations of any member of the company group to pay cash or deliver other property. The terms and conditions applicable to such awards were determined by the administrator, subject to the conditions in the 2011 Plan.

          Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2011 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

          Certain Adjustments.    In the event of (i) certain changes in our capitalization or (ii) a change in applicable laws or circumstances that results in or could result in (as determined by the administrator in its sole discretion) any substantial dilution or enlargement of the rights intended to be granted to or available for participants, then the administrator will make equitable and proportionate adjustments or substitutions to the number and type of shares that may be delivered under the 2011 Plan and/or the number, type, and price of shares covered by each outstanding award granted under the 2011 Plan.

          Corporate Event.    If there is a corporate event, as defined under our 2011 Plan, the administrator may generally may provide for one or more of the following: (i) the assumption or substitution of an award; (ii) the acceleration of vesting of an award, subject to the consummation of the corporate event; (iii) the cancellation of an award in exchange for a payment for the vested portion of the award based on the amount of the consideration paid for a share of our Class B common stock in the corporate event minus the exercise price of the award (if any); and (iv) the replacement of an award (unless the award is a "stock right" within the meaning of Section 409A of the Code) with a cash incentive program that preserves the value of the award as of the consummation of the corporate event, with subsequent payment of cash incentives subject to the same vesting conditions that applied to the award and made within 30 days of the applicable vesting date.

          Amendment; Termination.    Our board of directors may amend our 2011 Plan at any time, but no amendment will impair a participant's rights under his or her awards without his or her written consent. As noted above, in connection with the adoption of our 2019 Plan, our 2011 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

Executive Incentive Compensation Plan

          Prior to the effectiveness of this offering, our board of directors intends to adopt our Executive Incentive Compensation Plan, or our Incentive Compensation Plan. Our Incentive Compensation Plan will allow us to grant incentive awards, generally payable in cash, to employees selected by the administrator of the Incentive Compensation Plan, including our named executive officers, based upon performance goals established by the administrator.

          Under our Incentive Compensation Plan, the administrator will determine the performance goals applicable to any award, such as the attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates, earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings), earnings per share, expenses, gross margin, growth in stockholder value, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income (or loss), operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

          A committee appointed by our board of directors (which, unless and until our board of directors determines otherwise, will be our compensation committee) will administer our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan will have the discretion to increase, reduce or eliminate a participant's actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The administrator will be able to determine the amount of any such increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

          Actual awards generally will be paid in cash (or its equivalent) only after they are earned, and, unless otherwise determined by the administrator, to earn an actual award a participant must be employed by us through the date the actual award is paid. The administrator will have the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan. Payment of awards will occur as soon as practicable after they are earned and after the actual award is approved by the administrator, but no later than the dates that will be set forth in our Incentive Compensation Plan.

          Our board of directors and the administrator will have the authority to amend, suspend or terminate our Incentive Compensation Plan, provided such action does not, without the consent of the participant, alter or impair any rights or obligations with respect to any earned awards.

401(k) Plan

          We maintain a tax-qualified retirement plan, or the 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of their start date, and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. All participants' interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants, and although we have not made any such contributions to date, we may provide matching employer contributions in the future.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements, discussed in the sections titled "Management" and "Executive Compensation," the following is a description of each transaction since February 1, 2016, and each currently proposed transaction in which:

  •
  we have been or are to be a participant;

  •
  the amount involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financing Transactions

Series D Financing

          In May 2017, we sold an aggregate of 17,569,969 shares of our Series D redeemable convertible preferred stock, or Series D preferred stock, at a purchase price of $5.69 per share, for an aggregate purchase price of $100.0 million. Each share of our Series D preferred stock will convert automatically into one share of our Class B common stock immediately prior to the completion of this offering. The following table summarizes purchases of our Series D preferred stock by related persons:

Stockholder	Shares of Series D Preferred Stock	Total Purchase Price
Entities affiliated with Accel(1)	8,784,985	$50,000,006
CapitalG LP(2)	2,052,996	$11,684,688
Entities affiliated with Warburg Pincus(3)	1,109,598	$6,315,310

(1)
References to "Accel" refer to any or all of Accel London III L.P., Accel London Investors 2012 L.P., Accel Leaders Fund L.P., Accel Leaders Fund Investors 2016 L.L.C., Accel Growth Fund II L.P., Accel Growth Fund II Strategic Partners L.P., and Accel Growth Fund Investors 2013 L.L.C. Affiliates of Accel holding our securities whose shares are aggregated for purposes of reporting share ownership information are Accel Growth Fund Investors 2013 L.L.C., Accel Growth Fund II L.P., Accel Growth Fund II Strategic Partners L.P., Accel London Investors 2012 L.P. and Accel London III L.P. Sameer K. Gandhi, a member of our board of directors, is an affiliate of Accel.
(2)
References to "CapitalG" refer to either or both of CapitalG LP and CapitalG 2015 LP.
(3)
References to "Warburg Pincus" refer to either or both of Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. Affiliates of Warburg Pincus holding our securities whose shares are aggregated for purposes of reporting share ownership information are Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. Cary J. Davis and Joseph P. Landy, members of our board of directors, are affiliates of Warburg Pincus.

Series D-1 Financing

          In October 2017, we sold an aggregate of 5,393,976 shares of our Series D-1 redeemable convertible preferred stock, or Series D-1 preferred stock, at a purchase price of $5.69 per share, for an aggregate purchase price of $30.7 million. Each share of our Series D-1 preferred stock will convert automatically into one share of our Class B common stock immediately prior to the completion of this offering. The following table summarizes purchases of our Series D-1 preferred stock by related persons:

Stockholder	Shares of Series D-1 Preferred Stock	Total Purchase Price
CapitalG LP	4,392,492	$25,000,000

Series E and E-1 Financing

          From June 2018 through September 2018, we sold an aggregate of 8,797,811 shares of our Series E redeemable convertible preferred stock, or Series E preferred stock, and 3,777,086 shares of our Series E-1 redeemable convertible preferred stock, or Series E-1 preferred stock, at a purchase price of $16.46 per share, for an aggregate purchase price of $207.0 million. Each share of our Series E-1 preferred stock subsequently converted into one share of our Series E preferred stock, resulting in an aggregate of 12,574,897 outstanding shares of our Series E preferred stock. Each share of our Series E preferred stock will convert automatically into one share of our Class B common stock immediately prior to the completion of this offering. The following table summarizes purchases of our Series E preferred stock and Series E-1 preferred stock by related persons:

Stockholder	Shares of Series E Preferred Stock	Shares of Series E-1 Preferred Stock	Total Purchase Price
Entities affiliated with Accel(1)	718,289	2,319,127	$49,999,998
CapitalG LP	—	1,457,959	$23,999,988

(1)
Affiliates of Accel holding our securities whose shares are aggregated for purposes of reporting share ownership information are Accel Growth Fund Investors 2013 L.L.C., Accel Growth Fund II L.P., Accel Growth Fund II Strategic Partners L.P., Accel Leaders Fund L.P. and Accel Leaders Fund Investors 2016 L.L.C. Sameer K. Gandhi, a member of our board of directors, is an affiliate of Accel.

Stockholders Agreement

          We are party to a stockholders agreement with certain holders of our capital stock, including entities affiliated with Warburg Pincus, Accel and CapitalG, which are each holders of 5% or more of our capital stock, Denis J. O'Leary and an entity affiliated with Gerhard Watzinger, who are each directors, and entities affiliated with George Kurtz, who is a director and an executive officer and is affiliated with entities holding 5% or more of our capital stock, which provides, among other things, that we will use our commercially reasonable efforts so as to ensure that the composition of our board of directors complies with the provisions of the stockholders agreement related to the composition of our board of directors, which are discussed in the section titled "Management—Board of Directors." Such provisions of the stockholders agreement will terminate upon the closing of this offering.

Amended and Restated Registration Rights Agreement

          We are party to an amended and restated registration rights agreement, or RRA, with certain holders of our capital stock, including entities affiliated with Warburg Pincus, Accel and CapitalG, which each hold 5% or more of our capital stock, Denis J. O'Leary and an entity affiliated with Gerhard Watzinger, who are each directors, and entities affiliated with George Kurtz, who is a director and an executive officer and is affiliated with entities holding 5% or more of our capital stock, which provides, among other things, that such stockholders have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled "Description of Capital Stock—Registration Rights" for additional information regarding these registration rights.

Loans to Directors and Executive Officers

          We previously made loans to certain of our directors and executive officers. As described below, each of the loans has been repaid and terminated.

Loan to George Kurtz

          In November 2015, we loaned George Kurtz, our President and Chief Executive Officer and a member of our board of directors, $1,000,000 with interest at 0.49%, compounded annually. The loan was made pursuant to a full recourse promissory note and secured by a pledge of 720,720 shares held by Mr. Kurtz. In November 2017, Mr. Kurtz repaid the outstanding principal and interest due under the loan and we terminated the promissory note. A total of $10,058 in interest was paid under the loan.

Loan to Dmitri Alperovitch

          In November 2015, we loaned Dmitri Alperovitch, our Chief Technology Officer, $1,000,000 with interest at 0.49%, compounded annually. The loan was made pursuant to a full recourse promissory note and secured by a pledge of 720,720 shares held by Mr. Alperovitch. In November 2017, Mr. Alperovitch repaid the outstanding principal and interest due under the loan and we terminated the promissory note. A total of $10,044 in interest was paid under the loan.

Loan to Burt W. Podbere

          In February 2016, we loaned Burt Podbere, our Chief Financial Officer, $249,750 with interest at 0.81%, compounded semi-annually, in connection with Mr. Podbere's early exercise of 150,000 options to purchase shares of our Class B common stock. The loan was made pursuant to a recourse promissory note with partial recourse as to 51% of the amount the loan and secured in full by a pledge of 150,000 shares held by Mr. Podbere. In February 2018, Mr. Podbere repaid the outstanding principal and interest due under the loan and we terminated the promissory note. A total of $3,783 in interest was paid under the loan.

Loan to Joseph E. Sexton

          In March 2017, we loaned Joseph E. Sexton, a member of our board of directors, $370,750 with interest at 1.01%, compounded semi-annually, in connection with Mr. Sexton's early exercise of 370,000 options to purchase shares of our Class B common stock. The loan was made pursuant to a recourse promissory note with partial recourse as to 51% of the amount the loan and secured in full by a pledge of 370,000 shares held by Mr. Sexton. In April 2017, Mr. Sexton repaid the outstanding principal and interest due under the loan and we terminated the promissory note. A total of $389 in interest was paid under the loan.

Right of First Refusal

          Pursuant to our equity compensation plans and the stockholders agreement, certain holders of our capital stock and we or our assignees have a right of first refusal to purchase shares of our capital stock proposed to be sold by certain of our stockholders to other parties. These rights will terminate upon completion of this offering.

          In October 2017, certain of our stockholders, including George Kurtz, our President and Chief Executive Officer and a member of our board of directors, and Dmitri Alperovitch, our Chief Technology Officer, sold shares of our Class B common stock for aggregate proceeds of $17.5 million. The aggregate proceeds received by Messrs. Kurtz and Alperovitch were $11.4 million. We waived our right of first refusal in connection with these sales.

          In October 2018, shares of our Class B common stock were purchased pursuant to a third-party tender offer for aggregate proceeds of $37.6 million from certain of our employees and directors, including sales by entities affiliated with George Kurtz, our President and Chief Executive Officer and a member of our board of directors, Dmitri Alperovitch, our Chief Technology Officer,

Michael Carpenter, our President of Global Sales and Field Operations, and Denis J. O'Leary and Gerhard Watzinger, members of our board of directors, for aggregate proceeds of $19.2 million. The purchasers included certain of our stockholders, including an aggregate of $11.1 million in shares purchased by CapitalG LP and entities affiliated with Accel. We waived our right of first refusal in connection with this third-party tender offer.

          See the section titled "Principal Stockholders" for additional information regarding beneficial ownership of our capital stock.

Commercial Arrangements

          During fiscal 2019, we recorded revenue of $1.5 million for subscription services sold to Google LLC, which is an affiliate of CapitalG, a 5% stockholder. During fiscal 2018, we recorded revenue of $0.1 million for subscription services and professional services sold to Google LLC. During fiscal 2017, fiscal 2018, and fiscal 2019, we purchased goods and services totaling $0.3 million, $0.4 million, and $1.0 million, respectively, from subsidiaries of Alphabet Inc., which is an affiliate of CapitalG.

          Other than as described above under this section titled "Certain Relationships and Related Party Transactions," since February 1, 2016, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties.

Limitation of Liability and Indemnification Matters

          Our amended and restated certificate of incorporation to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

          If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director's duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

          In addition to the indemnification required in our amended and restated certificate of incorporation, we have entered into and expect to continue to enter into agreements to indemnify each of our current directors, officers and some employees, that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. With specified exceptions, these agreements provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors. Our directors who are affiliated with venture capital firms also have certain rights of indemnification provided by their venture capital funds and the affiliates of those funds, together referred to as the Fund Indemnitors. We have agreed to reimburse the Fund Indemnitors for advancements they made to their affiliated directors for matters that such directors are entitled to indemnification from us. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

          The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

          We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

          The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

          Effective upon the completion of this offering, we will have a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting securities and any member of the immediate family of any of the foregoing persons, are not permitted to enter into a related-party transaction with us without the consent or ratification of our board of directors, audit committee, or a comparable body of the board of directors consisting solely of independent directors, subject to the exceptions described below.

          In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction. Certain transactions will not require approval, including certain employment arrangements of executive officers, director compensation, transactions involving the purchase or sale of products or services in the ordinary course of business not exceeding $120,000; transactions in which the related party's interest derives solely from his or her service as a director of another corporation that is party to the transaction; transactions in which the related party's interest derives solely from his or her ownership of less than 10% of the equity interest in another person, which is a party to the transaction; and, transactions where a related party's interest arises solely from the ownership of our equity securities and all holders of that class of our equity securities received the same benefit on a pro rata basis.

          We believe that we have executed all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our board of directors and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

          The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of March 31, 2019, and as adjusted to reflect the sale of our Class A common stock offered by us in this offering assuming no exercise of the underwriters' option to purchase additional shares of our Class A common stock from us, for:

  •
  each person, or group of affiliated persons, who beneficially owned more than 5% of our Class A or Class B common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

          We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of Class B common stock that they beneficially owned, subject to applicable community property laws.

          Applicable percentage ownership prior to this offering is based on 179,043,811 shares of Class B common stock outstanding at March 31, 2019, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into shares of Class B common stock, assuming that the underwriters will not exercise their option to purchase up to an additional             shares of our Class A common stock. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership and voting power of such person, we deemed to be outstanding all shares of common stock subject to equity awards held by the person that are currently exercisable or exercisable within 60 days of March 31, 2019. We did not deem such shares outstanding for the purpose of computing the percentage ownership or voting power of any other person. However, voting power under our amended and restated certificate of incorporation is calculated based on shares of Class A and Class B common stock actually outstanding as of the applicable record date. See the section titled "Description of Capital Stock."

          Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CrowdStrike Holdings, Inc. 150 Mathilda Place, Suite 300, Sunnyvale, California 94086.

	Class B Shares Beneficially Owned Before this Offering
				Beneficial Ownership After This Offering
			% Total Voting Power Before this Offering(1)					% Total Voting Power After this Offering(1)
				Class A		Class B
	Number of Shares
Name of Beneficial Owner		%		Shares	%	Shares	%
5% Stockholders:
Entities affiliated with Warburg Pincus(2)	54,938,776	30.7
Entities affiliated with Accel(3)	36,718,466	20.5
Entities affiliated with CapitalG(4)	20,275,670	11.3
Named Executive Officers and Directors:
George Kurtz(5)	19,049,344	10.6
Colin Black(6)	574,374	*
Burt Podbere(7)	1,346,013	*
Roxanne S. Austin(8)	46,249	*
Cary J. Davis(9)	—	—
Sameer K. Gandhi(10)	36,718,466	20.5
Joseph P. Landy(11)	54,938,776	30.7
Denis J. O'Leary(12)	1,217,500	*
Joseph E. Sexton(13)	370,000	*
Godfrey R. Sullivan(14)	370,000	*
Gerhard Watzinger(15)	1,200,000	*
All executive officers and directors as a group (11 persons)(16)	115,830,722	63.5

*
Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)
Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled "Description of Capital Stock—Common Stock" for more information about the voting rights of our Class A and Class B common stock.

(2)
Consists of (i) 53,235,674 shares held of record by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership, or WPPE X, and (ii) 1,703,102 shares held of record by Warburg Pincus X Partners, L.P., a Delaware limited partnership, or WPXP and, together with WPPE X, the WPP Funds. Warburg Pincus X, L.P., a Delaware limited partnership, or WP X LP, is the general partner of the WPP Funds. Warburg Pincus X GP L.P., a Delaware limited partnership, or WP X GP, is the general partner of WP X LP. WPP GP LLC, a Delaware limited liability company, or WPP GP, is the general partner of WP X GP. Warburg Pincus Partners, L.P., a Delaware limited partnership, or WP Partners, is the managing member of WPP GP. Warburg Pincus Partners GP LLC, a Delaware limited liability company, or WP Partners GP, is the general partner of WP Partners. Warburg Pincus & Co., a New York general partnership, or WP, is the managing member of WP Partners GP. Charles R. Kaye and Joseph P. Landy, a member of our board of directors, are each Managing General Partners of WP and may each be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The business address for each of these entities and individuals is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10019.
(3)
Consists of (i) 18,716,244 shares held of record by Accel Growth Fund II L.P., or AGF2, (ii) 1,355,803 shares held of record by Accel Growth Fund II Strategic Partners L.P., or AGF2 SP and, together with AGF2, the AGF2 Funds, (iii) 2,009,414 shares held of record by Accel Growth Fund Investors 2013 L.L.C., or AGF2013, (iv) 8,554,336 shares held of record by Accel Leaders Fund L.P., or ALF, (v) 408,716 shares held of record by Accel Leaders Fund Investors 2016 L.L.C., or ALF2016, (vi) 5,547,991 shares held of record Accel London III L.P., or AL3, and (vii) 125,962 shares held of record Accel London Investors 2012 L.P., or ALI and, together with AL3, the AL3 Funds. Accel Growth Fund II Associates L.L.C., or AGF2A, is the General Partner of the AGF2 Funds and has sole voting and investment power. Accel Leaders Fund Associates L.L.C., or ALFA, is the General Partner of ALF and has sole voting and investment power. Andrew G. Braccia, Sameer K. Gandhi, a member of our board of directors, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney and Richard P. Wong are the Managing Members of AGF2A, AGF2013 and ALFA, and share such powers.

  Accel London III Associates L.L.C., or AL3A LLC, is the General Partner of ALI and Accel London III Associates L.P., is the General Partner of AL3. AL3A LLC has sole voting and investment power. Jonathan Biggs, Kevin Comolli, Sonali De Rycker, Bruce Golden and Hendrick Nelis are the Managers of AL3A LLC and share such powers. The business address for each of these entities and individuals is c/o Accel, 500 University Avenue, Palo Alto, California 94301.

(4)
Consists of 12,142,044 shares of Class B common stock held of record by CapitalG 2015 LP and 8,133,626 shares of Class B common stock held of record by CapitalG LP. CapitalG 2015 GP LLC, the general partner of CapitalG 2015 LP, may be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG 2015 LP. CapitalG GP LLC, the general partner of CapitalG LP, may be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG LP. Alphabet Holdings LLC, the managing member of CapitalG 2015 GP LLC and CapitalG GP LLC, XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc., may each be deemed to have sole voting and dispositive power with respect to the shares held by CapitalG 2015 LP and CapitalG LP. The address for these entities is 1600 Amphitheatre Parkway, Mountain View, California 94043.
(5)
Consists of (i) 13,705,326 shares held of record by the Kurtz 2009 Spendthrift Trust, dated 4/2/2009, for which Mr. Kurtz serves as trustee, (ii) 1,968,031 shares held of record by the Allegra Kurtz Irrevocable Gift Trust dated December 14, 2011, for which Mr. Kurtz serves as trustee, (iii) 1,968,031 shares held of record by the Alexander Kurtz Irrevocable Gift Trust dated December 14, 2011, for which Mr. Kurtz serves as trustee, and (iv) 1,407,956 shares subject to options exercisable within 60 days of March 31, 2019, of which 153,994 are fully vested as of such date.
(6)
Consists of 574,374 shares subject to options exercisable within 60 days of March 31, 2019, of which 475,415 are fully vested as of such date.
(7)
Consists of (i) 51,876 shares held of record by Mr. Podbere and (ii) 1,294,137 shares subject to options exercisable within 60 days of March 31, 2019, of which 1,183,330 are fully vested as of such date.
(8)
Consists of 46,249 shares subject to options exercisable within 60 days of March 31, 2019, all of which are fully vested as of such date.
(9)
Does not include shares held by the WPP Funds. Mr. Davis is a Partner of WP and a Member and Managing Director of Warburg Pincus LLC, the manager of the WPP Funds but does not have voting or dispositive power over the shares held by the WPP Funds. The address for Mr. Davis is 450 Lexington Avenue, New York, New York 10019.
(10)
Consists of the shares disclosed in footnote (2) above which are held by entities affiliated with Accel.
(11)
All shares indicated as owned by Mr. Landy are included because of his affiliation with Warburg Pincus. Mr. Landy disclaims beneficial ownership of all shares held by Warburg Pincus. The address for Mr. Landy is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10019.
(12)
Consists of 1,217,500 shares held of record by Mr. O'Leary, of which 93,750 may be repurchased by us at the original exercise price as of March 31, 2019.
(13)
Consists of 370,000 shares held of record by Mr. Sexton, of which 46,875 may be repurchased by us at the original exercise price as of March 31, 2019.
(14)
Consists of 370,000 shares held of record by Mr. Sullivan, of which 254,375 may be repurchased by us at the original exercise price as of March 31, 2019.
(15)
Consists of (i) 600,000 shares held of record by Mr. Watzinger, of which 71,875 may be repurchased by us at the original exercise price as of March 31, 2019, and (ii) 600,000 shares held of record by Clavius Capital LLC, for which Mr. Watzinger has sole voting and dispositive power.
(16)
Consists of (i) 112,508,006 shares beneficially owned by our executive officers and directors, 466,875 of which may be repurchased by us at the original exercise price as of March 31, 2019, and (ii) 3,322,716 shares subject to options exercisable within 60 days of March 31, 2019, of which 1,858,988 shares are fully vested as of such date.

DESCRIPTION OF CAPITAL STOCK

General

          The following is a summary of certain important rights of our capital stock, and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they are expected to be in effect after the completion of this offering. Because it is only a summary, it may contain all the information that may be important to you. For a complete description of the matters set forth in this Section titled "Description of Capital Stock," you should refer to the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and RRA, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

          Immediately following the completion of this offering, our authorized capital stock will consist of                  shares of capital stock, par value $0.0005 per share, of which:

  •
                    shares are designated as Class A common stock;

  •
                    shares are designated as Class B common stock; and

  •
                    shares are designated as preferred stock.

          Our board of directors is authorized, without stockholder approval, except as required by the listing standards of the                  , to issue additional shares of our capital stock.

          As of January 31, 2019, there were 178,688,971 shares of our Class B common stock outstanding, held by 458 stockholders of record, and no shares of our redeemable convertible preferred stock outstanding, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock effective immediately prior to the completion of this offering.

Common Stock

          We will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, expect with respect to voting and conversion.

  Dividend Rights

          Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section titled "Dividend Policy" for additional information.

  Voting Rights

          Shares of our Class A common stock will be entitled to one vote per share. Shares of our Class B common stock will be entitled to 10 votes per share. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders unless otherwise required by Delaware law or our amended and restated certificate of incorporation.

          Our amended and restated certificate of incorporation will provide that prior to the Final Conversion Date (as defined below), we shall not, without the prior affirmative vote of the holders of two-thirds of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or our amended and restated certificate of incorporation:

  •
  directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend, repeal or adopt any provision of our amended and restated certificate of incorporation inconsistent with, or otherwise alter or change, any provision of the amended and restated certificate of incorporation that modifies the voting, conversion or other rights, powers, preferences, privileges or restrictions of the shares of Class B common stock;

  •
  reclassify any outstanding shares of Class A common stock into shares having (i) rights as to dividends or liquidation that are senior to the Class B common stock or (ii) the right to have more than one vote per share, except as required by law; or

  •
  issue any shares of Class B common stock (other than shares of Class B common stock originally issued by us after our initial public offering pursuant to the exercise or conversion of options or warrants or settlements of RSUs that, in each case, are outstanding as of the date of our initial public offering).

          Additionally, Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

  •
  if we were to seek to amend our restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

  •
  if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

  Liquidation Rights

          Upon our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights.

  No Preemptive or Similar Rights

          Our common stock is not entitled to preemptive rights, and there are no redemption or sinking fund provisions applicable to the common stock.

  Conversion Rights

          Each share of Class B common stock will automatically convert into one share of Class A common stock on the Final Conversion Date, which is the earliest of (X) the date specified by the holders of two-thirds of the then outstanding shares of our Class B common stock voting as a separate class, (Y) the date on which the number of outstanding shares of our Class B common stock represents less than 5% of the number of outstanding shares of our Class A common stock and our Class B common stock, taken together as a single class, provided that shares of Class A common stock issued after an initial public offering in connection with any acquisition by the Company or any of our subsidiaries of the securities, business, technology, property or other assets of another person or entity or in connection with the entry by us or any of our subsidiaries into any joint venture, commercial relationship or other strategic transaction (any such shares of Class A common stock being referred to as "Acquisition Securities") shall not be considered to be "outstanding" for the purposes of the proviso, and provided further that a determination by the board of directors as to whether shares of Class A common stock constitute Acquisition Securities shall be conclusive and binding; and (z) the date that is nine months after the death or permanent and total disability of our founder, George Kurtz, provided that such date may be extended by a majority of the independent members of our board of directors to a date that is not longer than 18 months from the date of such death or disability.

          In addition, a holder's shares of Class B common stock will automatically convert into shares of Class A common stock upon (i) the affirmative written election of such Class B stockholder, (ii) the occurrence of a transfer, except for certain transfers described in our amended and restated certificate of incorporation, including certain transfers where sole dispositive power and exclusive voting control with respect to the shares of the Class B common stock are retained by the transferring holder and transfers of Class B common stock made by an Identified Fund Stockholder (as defined in our amended and restated certificate of incorporation) to a fund managed or advised by such Identified Fund Stockholder, or (iii) if such holder is a natural person, the death of such holder.

Preferred Stock

          After the completion of this offering, no shares of redeemable convertible preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to                  shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Option Awards

          As of January 31, 2019, we had outstanding options to purchase an aggregate of 26,535,487 shares of our Class B common stock, with a weighted-average exercise price of $3.87 per share, under our 2011 Plan.

Warrants

          As of January 31, 2019, we had outstanding warrants to purchase (i) an aggregate of 170,818 shares of our Series B redeemable convertible preferred stock at an exercise price of $1.41 per share and (ii) an aggregate of 165,568 shares of our Series C redeemable convertible preferred stock at an exercise price of $4.53 per share. Upon the closing of this offering, each of the warrants will become exercisable for an equivalent number of shares of our Class B common stock.

Registration Rights

          After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our RRA, to which we and certain holders of our capital stock are parties. The registration rights under the RRA will terminate (i) with respect to any particular stockholder that beneficially own less than 3% of our outstanding common stock, at such time that such stockholder can sell all of its shares during any 90-day period pursuant to Rule 144 of the Securities Act, (ii) with respect to any particular stockholder, at such time that all shares held by such stockholder have been sold in a registration pursuant to the Securities Act or pursuant to an exemption therefrom, or (iii) with respect to any stockholder that is an officer, director, employee or consultant of us, on the date on which such person ceases to be an employee of us.

          Pursuant to the terms of the RRA, we will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. We expect that our stockholders will waive their rights under the RRA (i) to notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, each stockholder that is party to the RRA has agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled "Underwriting" for additional information.

          In addition, we are a party to a Plain English Warrant Agreement that provides, among other things, that TriplePoint Venture Growth BDC Corp. will have the same rights for the shares of our common stock issued upon exercise of the warrant as our other holders have under the RRA.

Demand Registration Rights

          After the completion of this offering, the holders of up to 163,916,832 shares of our common stock will be entitled to certain demand registration rights. At any time beginning 6 months after the effective date of this offering, such holders can request that we register the offer and sale of their shares in an underwritten offering. We are obligated to effect up to three such registrations at the request of certain our institutional stockholders (in addition to any short form registrations described below) and up to one such registration at the request of certain other of our stockholders, provided that we are not obligated to effect more than two short form registrations or underwritten offerings in any 12-month period or any such registration that is not reasonably anticipated to result in aggregate proceeds (before deducting underwriting commissions and offering expenses) of at least $20.0 million. If we determine that it would require making an adverse disclosure to effect such a demand registration, we have the right to defer such registration, not more than twice in any 12-month period or for an aggregate of up to 90 days in any 12-month period.

Piggyback Registration Rights

          After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to 163,916,832 shares of our common stock will be entitled to certain "piggyback" registration rights. If we register any of our securities under the Securities Act for our own account or for the account of another security holder, subject to certain exceptions, the holders of these shares will be entitled to notice of the registration and to include their registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations as set forth in the RRA.

Form S-3 Registration Rights

          After the completion of this offering, if we are eligible to file a registration statement on Form S-3, the holders of up to 163,916,832 shares of our common stock have the right, upon written request from holders of these shares, to have such shares registered by us if the registration is reasonably anticipated to result in aggregate proceeds (before deducting underwriting commissions and offering expenses) of at least $20.0 million. If we determine that it would require making an adverse disclosure to effect such a demand registration, we have the right to defer such registration, not more than twice in any 12-month period and for an aggregate of up to 90 days. After the one year anniversary of this offering, to the extent we are not eligible to file or maintain a registration statement on Form S-3, certain of our stockholders may make a written request that we file a registration statement on Form S-1, subject to limitations as set forth in the RRA.

Anti-Takeover Provisions

          Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

          Issuance of Undesignated Preferred Stock.    As discussed above in the section titled "Preferred Stock," our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

          Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting.    Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent after the first date on which the number of outstanding shares of our Class B common stock represents less than 10% of the aggregate number of outstanding shares of our Class A common stock and our Class B common stock, taken together as a single class. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

          In addition, our amended and restated certificate of incorporation will provide that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, or our board of directors acting pursuant to a resolution adopted by a majority of the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

          Advance Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

          Board Classification.    Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board of directors, see "Management—Board of Directors." Our classified board of directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

          Election and Removal of Directors.    Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause by the affirmative vote of the holders of a majority of the total voting power of all outstanding securities of the Company generally entitled to vote in the election of directors, voting together as a single class.

          No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors' decision regarding a takeover.

          Amendment of Charter Provision.    Certain amendments to our amended and restated certificate of incorporation will require the approval of two-thirds of the then-outstanding voting power of our capital stock.

          Delaware Anti-Takeover Statute.    We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

          Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

          The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Exclusive Forum

          Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, (4) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court's having jurisdiction over indispensable parties named as defendants. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, our amended and restated bylaws will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or federal law for the specified types of actions and proceedings, these provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

          Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent's address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Limitation of Liability and Indemnification

          See the section titled "Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification Matters."

Exchange Listing

          We have applied our Class A common stock on the Nasdaq Global Select Market under the symbol "CRWD".

 SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our Class A common stock, and we cannot assure you that a liquid trading market for our Class A common stock will develop or be sustained after this offering. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital in the future. The effect of sales of our Class A common stock in the public market may be exacerbated by the relatively small public float of our Class A common stock following this offering. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

          Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of                             , we will have a total of                  shares of our Class A common stock outstanding and                  shares of our Class B common stock outstanding. Of these outstanding shares, all the                  shares of Class A common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless those shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act.

          The remaining outstanding shares of our common stock will be deemed "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, holders of substantially all of our equity securities are subject to market standoff agreements or have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for up to 180 days following the date of this prospectus, as described below. As a result of these agreements and the market standoff agreements," subject to the provisions of Rule 144 or Rule 701, following the expiration of the lock-up period, all shares subject to such provisions and agreements will be available for sale in the public market only if registered or pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act.

Rule 144

          In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with any of the requirements of Rule 144.

          In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of Class A common stock then outstanding, which will equal approximately                  shares immediately after this offering; or

  •
  the average weekly trading volume of the Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

          Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our capital stock have entered into lock-up agreements as described below, and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

          Rule 701, as currently in effect, generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares (subject to the requirements of the lock-up agreements, as described below) in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus (or until such later date that is required by the lock-up agreements, as described below) before selling such shares pursuant to Rule 701.

Lock-Up Agreements

          We, all of our directors and officers, and holders of substantially all of our securities outstanding immediately prior to this offering, have agreed that, without the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, subject to certain exceptions. However, if (i) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (ii) the 180-day lock-up period is scheduled to end during a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, or within the five trading days prior to a blackout period, then the lock-up period will instead end ten trading days prior to the commencement of the blackout period; provided that in no event will the lock-up period end prior to 120 days after the date of this prospectus. In the event that ten trading days prior to the commencement of the blackout period is earlier than 120 days after the date of this prospectus, then the lock-up period shall end 120 days after the date of this prospectus; but only if such 120th day is at least five trading days before the start of such blackout period (and if not, then no such early release will occur and the lock-up period will remain 180 days after the date of this prospectus). We will publicly announce the date of any early release described in this paragraph at least five trading days prior to such early release. Notwithstanding anything else in this paragraph, we may elect, by written notice to Goldman Sachs & Co. LLC at least fifteen trading days before any early release, that no such early release will occur. The lock-up agreements applicable to our directors, officers, and securityholders, each referred to as a lock-up party, include certain exceptions to the restrictions on transfer, including with respect to certain of our significant stockholders, the pledge of shares of our capital stock in a bona fide transaction to third parties as collateral to secure obligations pursuant to lending or other similar arrangements relating to a financing arrangement for the benefit of the lock-up party and/or its affiliates, provided that the lender agrees to be bound by the lock-up restrictions; and, only after the 120th day after the date of this prospectus, the sale of any such pledged shares to or by such third parties in accordance with the terms of the agreement governing any such lending arrangement. In addition, Goldman Sachs & Co. LLC may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled "Underwriting."

          In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated registration rights agreement and our standard form of option agreement and restricted stock unit agreement, that certain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of up to 180 days following the date of this prospectus.

Registration Rights

          The holders of 163,916,832 shares of our Class B common stock (assuming automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of Class B common stock immediately prior to the completion of this offering), or their permitted transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled "Description of Capital Stock—Registration Rights" for additional information.

Registration Statement on Form S-8

          Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of capital stock issued or reserved for issuance under our equity compensation plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares. See the section titled "Executive Compensation—Employee Benefit and Stock Plans" for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK

          The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by a "Non-U.S. Holder" that does not own, and has not owned, actually or constructively, more than 5% of our Class A common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our Class A common stock that is:

  •
  a nonresident alien individual;

  •
  a foreign corporation;

  •
  an estate, the income of which is not subject to U.S. federal income tax regardless of its source; or

  •
  a foreign trust.

          You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our Class A common stock.

          If you are a partnership or other pass-through entity (including an entity or arrangement treated as a partnership) for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner, your activities and certain determinations made at the partner or beneficial owner level.

          This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the effect of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment; banks, insurance companies, and other financial institutions; brokers, dealers or traders in securities; "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax; tax-exempt organizations or governmental organizations; persons deemed to sell our Class A common stock under the constructive sale provisions of the Code; persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; tax-qualified retirement plans; "qualified foreign pension funds" as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

          This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

          As discussed under "Dividend Policy" above, we do not currently expect to make distributions on our Class A common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of our Class A common stock, as described below under "—Gain on Disposition of Our Class A Common Stock."

          Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed Internal Revenue Service ("IRS") Form W-8BEN or W-8BEN-E (or other applicable form) certifying your entitlement to benefits under a treaty. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically.

          If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

          You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Class A Common Stock

          Subject to the discussions below under "—Information Reporting and Backup Withholding" and "—FATCA," you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our Class A common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States); or

  •
  we are or have been a "United States real property holding corporation," as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

          We will be a United States real property holding corporation at any time that the fair market value of our "United States real property interests," as defined in the Code and applicable Treasury

Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

          If you recognize gain on a sale or other disposition of our Class A common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

          Information returns are required to be filed with the IRS in connection with payments of dividends on our Class A common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Class A common stock. You may be subject to backup withholding on payments on our Class A common stock or on the proceeds from a sale or other disposition of our Class A common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

          Provisions of the Code commonly referred to as "FATCA" require withholding of 30% on payments of dividends on our Class A common stock, as well as, subject to the discussion of proposed U.S. Treasury regulations below, of gross proceeds of dispositions of our Class A common stock, to "foreign financial institutions" (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. In addition, regulations proposed by the U.S. Treasury Department (the preamble to which indicates that taxpayers may rely on the regulations pending their finalization) would eliminate the requirement under FATCA of withholding on gross proceeds. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our Class A common stock.

Federal Estate Tax

          Individual Non-U.S. Holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our Class A common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

UNDERWRITING

          We and the underwriters named below will enter into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, we will agree to sell to the underwriters, and each underwriter will severally agree to purchase, the number of shares indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Jefferies LLC
RBC Capital Markets, LLC
Stifel, Nicolaus & Company, Incorporated
HSBC Securities (USA) Inc.
Macquarie Capital (USA) Inc.
Piper Jaffray & Co.
SunTrust Robinson Humphrey, Inc.
BTIG, LLC
JMP Securities LLC
Mizuho Securities USA LLC
Needham & Company, LLC
Oppenheimer & Co. Inc.

Total

          The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters will have an option to buy up to an additional             shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We and our officers, directors, and holders of substantially all of our securities have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their capital stock or securities convertible into or exchangeable for shares of capital stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC; provided, that if (i) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (ii) the 180-day lock-up period is scheduled to end during a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, or within the five trading days prior to a blackout period, then the lock-up period will instead end ten trading days prior to the commencement of the blackout period; provided that in no event will the lock-up period end prior to 120 days after the date of this prospectus. In the event that ten trading days prior to the commencement of the blackout period is earlier than 120 days after the date of this prospectus, then the lock-up period shall end 120 days after the date of this prospectus; but only if such 120th day is at least five trading days before the start of such blackout period (and if not, then no such early release will occur and the lock-up period will remain 180 days after the date of this prospectus). We will publicly announce the date of any early release described in this paragraph at least five trading days prior to such early release. Notwithstanding anything else in this paragraph, we may elect, by written notice to Goldman Sachs & Co. LLC at least fifteen trading days before any early release, that no such early release will occur.

          The lock-up agreements applicable to our directors, officers, and securityholders, each referred to as a lock-up party, include certain exceptions to the restrictions on transfer, including with respect to certain of our significant stockholders, the pledge of shares of our capital stock in a bona fide transaction to third parties as collateral to secure obligations pursuant to lending or other similar arrangements relating to a financing arrangement for the benefit of the lock-up party and/or its affiliates, provided that the lender agrees to be bound by the lock-up restrictions; and, only after the 120th day after the date of this prospectus, the sale of any such pledged shares to or by such third parties in accordance with the terms of the agreement governing any such lending arrangement. In addition, Goldman Sachs & Co. LLC may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled 'Shares Eligible for Future Sale' for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol "CRWD".

          In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised.

The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

          The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of securities offered.

          We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately             . We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering.

          We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters or their affiliates are lenders under our secured revolving credit facility. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

          In September 2018, an entity affiliated with HSBC Securities (USA) Inc. purchased 425,238 shares of our Series E redeemable convertible preferred stock on the same terms as the other investors, which shares will automatically convert into 425,238 shares of our Class B common stock immediately upon the closing of this offering. Additionally, in October 2018, an entity affiliated with HSBC Securities (USA) Inc. purchased 191,815 shares of our Class B common stock on the same terms as the other investors pursuant to the tender offer described in the section titled "Certain Relationships and Related Party Transactions—Right of First Refusal." The Series E redeemable convertible preferred stock, the Class B common stock into which it will convert and the Class B common stock purchased pursuant to the tender offer are subject to a 180-day lock-up under FINRA Rule 5110(g)(1) pursuant to which the entity affiliated with HSBC Securities (USA) Inc. (or permitted assignees under the Rule) will not sell, transfer, assign, pledge or hypothecate such securities, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities for a period of 180 days immediately following the date of effectiveness or the commencement of sales of this offering, except as provided in FINRA Rule 5110(g)(2).

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

  a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representative for any such offer; or

  c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer to the public" in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

          This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

          In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

          The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

          The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

          Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore ("Regulation 32").

          Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

          Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the common shares are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan

(including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

          This document is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

          Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the shares have been or will be filed with or approved by any Swiss regulatory authority. The shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the shares will not benefit from protection or supervision by such authority.

 LEGAL MATTERS

          The validity of the shares of Class A common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California. Cooley LLP is acting as counsel to the underwriters.

EXPERTS

          The financial statements as of January 31, 2018 and January 31, 2019 and for each of the three years in the period ended January 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

          As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.crowdstrike.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

CROWDSTRIKE HOLDINGS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of CrowdStrike Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CrowdStrike Holdings, Inc. and its subsidiaries ("the Company") as of January 31, 2019 and January 31, 2018, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders' deficit, and of cash flows for each of the three years in the period ended January 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2019 and January 31, 2018, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
April 17, 2019

We have served as the Company's auditor since 2016.

CrowdStrike Holdings, Inc.
Consolidated Balance Sheets
(in thousands, except per share data)

	January 31,
			Pro Forma January 31, 2019
	2018	2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$63,179	$88,408	$88,408
Marketable securities	2,593	103,247	103,247
Accounts receivable, net of allowance for doubtful accounts of $445 and $1,000 as of January 31, 2018 and January 31, 2019, respectively	59,614	92,476	92,476
Deferred commissions, current	15,616	28,847	28,847
Prepaid expenses and other current assets	12,411	18,410	18,410
Notes receivable from related parties	198	—	—

Total current assets	153,611	331,388	331,388
Property and equipment, net	40,754	73,735	73,735
Deferred commissions, noncurrent	6,718	9,918	9,918
Goodwill	8,421	7,947	7,947
Intangible assets, net	1,736	1,048	1,048
Other assets	6,463	9,183	9,183

Total assets	$217,703	$433,219	$433,219

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$12,261	$6,855	$6,855
Accrued expenses	21,514	32,541	32,541
Accrued payroll and benefits	18,313	19,284	19,284
Deferred revenue	109,003	218,700	218,700
Other current liabilities	4,799	4,040	4,040

Total current liabilities	165,890	281,420	281,420
Deferred revenue, noncurrent	49,947	71,367	71,367
Loans payable, noncurrent	15,971	—	—
Other liabilities, noncurrent	4,353	10,313	5,776

Total liabilities	236,161	363,100	358,563

Commitments and contingencies (Note 12)
Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock, $0.0005 par value; 119,115 and 137,419 shares authorized as of January 31, 2018 and January 31, 2019, respectively; 118,693 and 131,268 shares issued and outstanding as of January 31, 2018 and January 31, 2019, respectively; liquidation preference $338,000 and $545,000 as of January 31, 2018 and January 31, 2019, respectively; no shares issued and outstanding as of January 31, 2019, pro forma (unaudited)	351,016	557,912	—
Stockholders' Equity (Deficit)
Common stock, $0.0005 par value; 190,000 and 220,000 shares authorized as of January 31, 2018, and January 31, 2019, respectively; 44,231, and 47,421 shares issued and outstanding as of January 31, 2018 and January 31, 2019, respectively; 178,689 shares issued and outstanding as of January 31, 2019, pro forma (unaudited)	22	24	90
Additional paid-in capital	8,482	31,211	603,956
Accumulated deficit	(378,948)	(519,126)	(529,488)
Accumulated other comprehensive income	970	98	98

Total stockholders' equity (deficit)	(369,474)	(487,793)	74,656

Total liabilities, redeemable convertible preferred stock, and stockholders' equity (deficit)	$217,703	$433,219	$433,219

The accompanying notes are an integral part of these consolidated financial statements.

CrowdStrike Holdings, Inc.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended January 31,
	2017	2018	2019
Revenue
Subscription	$37,895	$92,568	$219,401
Professional services	14,850	26,184	30,423

Total revenue	52,745	118,752	249,824

Cost of revenue
Subscription	24,378	39,857	69,208
Professional services	9,628	14,629	18,030

Total cost of revenue	34,006	54,486	87,238

Gross profit	18,739	64,266	162,586
Operating expenses
Sales and marketing	53,748	104,277	172,682
Research and development	39,145	58,887	84,551
General and administrative	16,402	32,542	42,217

Total operating expenses	109,295	195,706	299,450

Loss from operations	(90,556)	(131,440)	(136,864)
Interest expense	(615)	(1,648)	(428)
Other expense, net	(82)	(1,473)	(1,418)

Loss before provision for income taxes	(91,253)	(134,561)	(138,710)
Provision for income taxes	(87)	(929)	(1,367)

Net loss	(91,340)	(135,490)	(140,077)

Accretion of redeemable convertible preferred stock	(17,012)	(5,853)	—

Net loss attributable to common stockholders, basic and diluted	$(108,352)	$(141,343)	$(140,077)

Net loss per share attributable to common stockholders, basic and diluted	$(2.73)	$(3.38)	$(3.12)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	39,706	41,876	44,863

Pro forma net loss per share, basic and diluted (unaudited)			$(0.80)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)			171,202

The accompanying notes are an integral part of these consolidated financial statements.

CrowdStrike Holdings, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended January 31,
	2017	2018	2019
Net loss	$(91,340)	$(135,490)	$(140,077)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	977	(878)
Unrealized gain (loss) on available-for-sale securities, net of tax	(28)	8	6

Other comprehensive income (loss)	(28)	985	(872)

Total comprehensive loss	$(91,368)	$(134,505)	$(140,949)

The accompanying notes are an integral part of these consolidated financial statements.

CrowdStrike Holdings, Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Deficit
(in thousands)

	Redeemable Convertible Preferred Stock
			Common Stock				Accumulated Other Comprehensive Income (Loss)
					Additional Paid-in Capital	Accumulated Deficit		Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balances at February 1, 2016	95,729	$197,716	38,643	$19	$—	$(137,866)	$13	$(137,834)
Issuance of common stock upon exercise of options	—	—	1,855	1	766	—	—	767
Stock-based compensation expense	—	—	—	—	1,994	—	—	1,994
Accretion of redeemable convertible preferred stock	—	17,012	—	—	(2,760)	(14,252)	—	(17,012)
Net loss	—	—	—	—	—	(91,340)		(91,340)
Other comprehensive loss	—	—	—	—	—	—	(28)	(28)

Balances at January 31, 2017	95,729	$214,728	40,498	$20	$—	$(243,458)	$(15)	$(243,453)
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $187	17,570	99,813	—	—	—	—	—	—
Issuance of Series D-1 redeemable convertible preferred stock, net of issuance costs of $78	5,394	30,622	—	—	—	—	—	—
Issuance of common stock upon exercise of options	—	—	2,363	2	1,418	—	—	1,420
Issuance of common stock related to early exercised options	—	—	1,370	—	—	—	—	—
Vesting of early exercised options	—	—		—	574	—	—	574
Stock-based compensation expense	—	—	—	—	12,343	—	—	12,343
Accretion of redeemable convertible preferred stock	—	5,853	—	—	(5,853)	—	—	(5,853)
Net loss	—	—	—	—	—	(135,490)	—	(135,490)
Other comprehensive income	—	—	—	—	—	—	985	985

Balances at January 31, 2018	118,693	$351,016	44,231	$22	$8,482	$(378,948)	$970	$(369,474)
Cumulative effect of accounting change					101	(101)	—	—
Issuance of Series E and Series E-1 redeemable convertible preferred stock, net of issuance costs of $104	12,575	206,896	—	—	—	—	—	—
Issuance of common stock upon exercise of options	—	—	3,046	2	3,910	—	—	3,912
Issuance of common stock related to early exercised options	—	—	38	—	—	—	—	—
Issuance of common stock	—	—	106	—	—	—	—	—
Vesting of early exercised options	—	—	—	—	543	—	—	543
Stock-based compensation expense	—	—	—	—	20,505	—	—	20,505
Repurchase of stock options	—	—	—	—	(2,330)	—	—	(2,330)
Net loss	—	—	—	—	—	(140,077)	—	(140,077)
Other comprehensive loss	—	—	—	—	—	—	(872)	(872)

Balances at January 31, 2019	131,268	$557,912	47,421	$24	$31,211	$(519,126)	$98	$(487,793)

The accompanying notes are an integral part of these consolidated financial statements.

CrowdStrike Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended January 31,
	2017	2018	2019
Operating activities
Net loss	$(91,340)	$(135,490)	$(140,077)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,924	7,111	14,815
Loss on disposal of fixed assets	—	—	191
Amortization of intangible assets	97	628	583
Amortization of deferred commissions	5,089	12,481	28,642
Change in fair value of redeemable convertible preferred stock warrant liability	149	264	3,576
Allowance for doubtful accounts	—	400	551
Stock-based compensation expense	1,994	12,343	20,505
Non-cash interest expense	9	1,036	98
Accretion of marketable securities purchased at a discount	—	—	(1,152)
Changes in operating assets and liabilities, net of impact of business combinations
Accounts receivable	(8,464)	(35,268)	(33,413)
Deferred commissions	(9,352)	(25,338)	(45,073)
Prepaid expenses and other current assets	(1,386)	(6,851)	(3,099)
Other assets	(455)	(5,867)	(2,720)
Accounts payable	1,886	7,136	(2,403)
Accrued expenses and other current liabilities	3,365	16,603	3,564
Accrued payroll and benefits	5,695	9,005	971
Deferred revenue	37,291	82,169	131,117
Other liabilities, noncurrent	500	872	356

Net cash used in operating activities	(51,998)	(58,766)	(22,968)

Investing activities
Purchases of property and equipment	(6,591)	(22,906)	(35,851)
Capitalized internal-use software	(5,556)	(6,542)	(6,794)
Business combinations, net of cash acquired	—	(6,471)	—
Acquisition of intangible assets	(500)	(307)	—
Purchases of marketable securities	(12,072)	(9,559)	(199,335)
Proceeds from sales of marketable securities	1,211	—	—
Maturities of marketable securities	11,654	17,455	99,950

Net cash used in investing activities	(11,854)	(28,330)	(142,030)

Financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	130,435	206,896
Proceeds from loan payable, net of issuance costs	19,340	—	—
Repayment of loan payable	(2,400)	(19,324)	(6,158)
Proceeds from revolving line of credit	—	10,000	10,000
Repayment of revolving line of credit	—	—	(20,000)
Issuance of notes receivable to related parties	(247)	(370)	—
Repayment of notes receivable from related parties	—	2,389	198
Payments of contingent consideration	—	—	(242)
Payments of indemnity holdback	—	—	(1,887)
Repurchase of stock options	—	—	(2,330)
Proceeds from issuance of common stock upon exercise of stock options	767	3,701	3,912

Net cash provided by financing activities	17,460	126,831	190,389

Effect of foreign exchange rates on cash and cash equivalents	—	618	(162)

Net increase (decrease) in cash and cash equivalents	(46,392)	40,353	25,229
Cash and cash equivalents, beginning of period	69,218	22,826	63,179

Cash and cash equivalents, end of period	$22,826	$63,179	$88,408

Supplemental disclosure of cash flow information:
Interest paid	$529	$1,648	$449
Income taxes paid	48	107	1,394
Supplemental disclosure of non-cash investing and financing activities:
Indemnity holdback consideration associated with business combinations	—	1,799	—
Contingent consideration associated with business combinations	—	635	474
Net change in deferred offering costs, accrued but not paid	—	—	2,858
Net change in property and equipment included in accounts payable and accrued expenses	574	3,482	3,004
Accretion of redeemable convertible preferred stock	17,012	5,853	—
Vesting of early exercised stock options	—	574	543

The accompanying notes are an integral part of these consolidated financial statements.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

          CrowdStrike Holdings, Inc. (the "Company") was formed on November 7, 2011. The Company provides a leading cloud-delivered solution for next-generation endpoint protection that offers 10 cloud modules on its Falcon platform via a SaaS subscription-based model that spans multiple large security markets, including endpoint security, security and IT operations (including vulnerability management), and threat intelligence. The Company is headquartered in Sunnyvale, California. The Company conducts its business in the United States, as well as locations internationally, including in Australia, Germany, India, Romania, and the United Kingdom.

          The Company has funded its operations through several rounds of redeemable convertible preferred stock financings with net proceeds totaling $493.0 million through January 31, 2019. However, the Company has incurred losses and negative cash flows from operations since inception. As of January 31, 2019, the Company had an accumulated deficit of $519.1 million. Management of the Company expects that operating losses and negative cash flows from operations will continue for the foreseeable future. While management believes that the Company's cash and cash equivalents and marketable securities as of January 31, 2019 are adequate to meet its needs for at least the next twelve months, the Company may need to borrow funds or raise additional equity to achieve its longer term business objectives.

2. Summary of Significant Accounting Policies

  Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

  Unaudited Pro Forma Balance Sheet Information and Pro Forma Net Loss Per Share

          The unaudited pro forma balance sheet information as of January 31, 2019 has been prepared assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 131,267,586 shares of common stock immediately prior to the closing of a qualified IPO (see Note 8, Redeemable Convertible Preferred Stock). The unaudited pro forma balance sheet also assumes the conversion of outstanding warrants to purchase shares of redeemable convertible preferred stock into warrants to purchase common stock and the resulting reclassification of the warrant liability to additional paid-in capital immediately prior to the closing of a qualified IPO.

          During the year ended January 31, 2019, the Company issued restricted stock units ("RSUs") to certain employees. These RSUs include a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is generally satisfied based on one of four vesting schedules: (i) vesting of one-fourth of the RSUs on the first "Company vest date" (defined as March 20, June 20, September 20, or December 20) on or following the one-year anniversary of the vesting commencement date and the remainder of the RSUs vest quarterly thereafter over the next 36 months, subject to continued service, (ii) sixteen equal quarterly installments beginning on the first Company vest date, subject to continued service, (iii) twelve equal quarterly installments beginning on the first Company vest date, subject to continued service, or (iv) eight equal quarterly installments beginning on December 20, 2022, subject to continued service. The performance-based vesting condition is satisfied on the earlier of (i) a change in control, in which the consideration paid to holders of shares is either cash, publicly traded securities, or a combination thereof, or (ii) the first Company vest date to occur following the

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

expiration of the lock-up period upon an IPO, subject to continued service through such change in control or lock-up expiration, as applicable. None of the RSUs vest unless the performance-based vesting condition is satisfied. The performance-based vesting condition is not deemed probable of occurring as of January 31, 2019, thus no stock-based compensation has been recognized.

          The satisfaction of the performance-based vesting condition is expected to become probable upon the completion of the Company's IPO, at which point the Company will record cumulative stock-based compensation expense using the accelerated attribution method. The remaining unrecognized stock-based compensation expense related to the RSUs will be recognized over the remaining requisite service period. Accordingly, the unaudited pro forma balance sheet information as of January 31, 2019 gives effect to stock-based compensation expense of $10.4 million associated with these RSUs. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit. No RSUs have been included in the unaudited pro forma balance sheet disclosure of shares outstanding as the settlement of these shares will take place subsequent to the IPO. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments. RSU holders will generally incur taxable income based upon the fair value of the shares on the date they are settled. The Company is required to withhold taxes on such value at applicable minimum statutory rates. The Company is unable to quantify these obligations as of January 31, 2019 and will remain unable to quantify them until the settlement of the RSUs, as the withholding obligations will be based on the fair value of the shares on the settlement date.

          The unaudited pro forma net loss per share for the year ended January 31, 2019 has been computed to give effect to the automatic conversion of the redeemable convertible preferred stock into common stock immediately prior to the closing of a qualified IPO as though the conversion had occurred as of the beginning of the period. The numerator in the unaudited pro forma net loss per share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the redeemable convertible preferred stock warrant liability as the warrants will be converted into warrants to purchase common stock and the related redeemable convertible preferred stock warrant liability will be reclassified to additional paid-in capital.

          Stock-based compensation expense associated with the RSUs discussed above is excluded from the pro forma presentation as these are not expected to have a recurring impact on the Company's financial statements. The pro forma share amounts exclude shares issuable for the RSUs granted as the vesting is contingent upon continued employment through the expiration of the lock-up period.

  Use of Estimates

          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company's consolidated financial statements and accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements. On a regular basis, management evaluates these estimates and assumptions. Actual results may differ from these estimates and such difference could be material to the Company's consolidated financial statements.

          Significant estimates and assumptions used by management affect revenue recognition, the allowance for doubtful accounts, the carrying value of long-lived assets, the useful lives of long-lived assets, the fair value of financial instruments, the recognition and disclosure of contingent liabilities,

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

the provision for income taxes and related deferred taxes, stock-based compensation, and the fair value of the Company's common stock and redeemable convertible preferred stock warrants.

  Concentration of Credit Risk and Geographic Information

          The Company generates revenue from the sale of subscriptions to access its cloud platform and professional services. The Company's sales team, along with its channel partner network of system integrators and value-added resellers (collectively, "channel partners"), sells the Company's services worldwide to organizations of all sizes. Due to the nature of the Company's services and the terms and conditions of the Company's contracts with its channel partners, the Company's business could be affected unfavorably if it is not able to continue its relationships with them.

          Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and accounts receivable. The Company's cash is placed with high-credit-quality financial institutions and issuers, and at times exceed federally insured limits. The Company limits its concentration of risk in cash equivalents and marketable securities by diversifying its investments among a variety of industries and issuers. The Company has not experienced any credit loss relating to its cash equivalents and marketable securities. The Company performs periodic credit evaluations of its customers and generally does not require collateral.

          Channel partners or direct customers who represented 10% or more of the Company's net accounts receivable were as follows:

	January 31,
	2018	2019
Channel partner A	21%	9%
Customer A	14%	10%
Customer B	—	19%

          Channel partners who represented 10% or more of the Company's total revenue were as follows:

	Year Ended January 31,
	2017	2018	2019
Channel partner A	22%	15%	15%

          There were no direct customers who represented 10% or more of the Company's total revenue during the years ended January 31, 2017, January 31, 2018, and January 31, 2019.

  Cash Equivalents and Marketable Securities

          The Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. Cash equivalents as of January 31, 2018 and January 31, 2019 consisted of corporate debt securities and money market funds stated at fair value. The Company classifies investments in marketable securities as available-for-sale securities at the time of purchase, since it is the Company's intent that these investments are available to support current operations. Marketable securities are classified as current or long-term based on the nature of the investments and their availability for use in current operations. Available-for-sale securities are carried at fair value with unrealized gains and losses, if any, included in accumulated

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

other comprehensive income (loss). Unrealized losses are recorded in other expense, net, for declines in fair value below the cost of an individual investment that is deemed to be other-than-temporary. The Company did not identify any marketable securities as other-than-temporarily impaired as of January 31, 2018 and January 31, 2019. The Company determines realized gains or losses on the sale of marketable securities on a specific identification method and records such gains or losses in other expense, net. Marketable securities as of January 31, 2018 and January 31, 2019 consisted of corporate debt securities and U.S. treasury securities.

  Fair Value of Financial Instruments

          The Company's financial instruments consist of cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses, redeemable convertible preferred stock warrant liability, and loans payable. The carrying values of cash equivalents, accounts receivable, and accounts payable, and accrued expenses approximate fair value due to their short-term nature. The carrying value of the loans payable approximates fair value because they bear interest at rates similar to debt instruments with similar features that reset periodically. The loans payable are categorized as Level 2 in the fair value hierarchy.

          The Company reports the redeemable convertible preferred stock warrant liability at fair value (see Note 3, Fair Value Measurements). The warrants issued by the Company for redeemable convertible preferred stock in January 2015, December 2016, and March 2017 (see Note 8, Redeemable Convertible Preferred Stock) have been recorded as a liability based on "Level 3" inputs, which consist of unobservable inputs and reflect management's estimates of assumptions that market participants would use in pricing the liability. The fair value of the warrants was determined using the Black-Scholes option-pricing model, which is affected by changes in inputs to that model including the Company's stock price, expected stock price volatility, risk-free rate, and contractual term.

  Accounts Receivable and Allowance for Doubtful Accounts

          Accounts receivable are recorded at the invoiced amount and are non-interest bearing. Accounts receivable are stated at their net realizable value, net of an allowance for doubtful accounts. The Company has a well-established collections history from its customers. Credit is extended to customers based on an evaluation of their financial condition and other factors. The Company generally does not require collateral from its customers; however, the Company may require payment prior to commencing service in certain instances to limit credit risk. The Company records an allowance for doubtful accounts based on management's assessment of the collectability of accounts. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, each customer's expected ability to pay, and the collection history with each customer, when applicable, to determine whether the allowance is appropriate. Amounts deemed uncollectible are written off against the allowance for doubtful accounts. As of January 31, 2018 and January 31, 2019, the allowance for doubtful accounts was $0.4 million and $1.0 million, respectively.

  Deferred Offering Costs

          Deferred offering costs of $2.9 million have been recorded as other assets on the consolidated balance sheet as of January 31, 2019 and consist of expenses incurred in connection with the anticipated sale of the Company's common stock in an initial public offering ("IPO"), including

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

legal, accounting, printing, and other IPO-related costs. Upon completion of the IPO, these deferred offering costs will be reclassified to stockholders' equity and recorded against the proceeds from the offering. If the Company terminates its planned IPO or if there is a significant delay, all of the deferred offering costs will be immediately written off to operating expenses in the consolidated statement of operations. As of January 31, 2018, the Company had not incurred such costs.

  Property and Equipment, Net

          Property and equipment, net, is stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets as follows:

Data center and other computer equipment	3 - 5 years
Furniture and equipment	5 years
Purchased software	3 - 5 years
Capitalized internal-use software	3 years
Leasehold improvements	Estimated useful life or term of the lease, whichever is shorter

          Expenditures for routine maintenance and repairs are charged to operating expense as incurred. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is recorded in operating expenses in the consolidated statements of operations.

  Capitalized Internal-Use Software

          The Company capitalizes certain development costs incurred in connection with its internal-use software. These capitalized costs are primarily related to the Company's cloud-delivered solution for next-generation endpoint protection. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as property and equipment, net. Maintenance and training costs are expensed as incurred. Internal-use software is amortized to cost of revenue on a straight-line basis over its estimated useful life of three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments of internal-use software during the years ended January 31, 2017, January 31, 2018, and January 31, 2019. The Company capitalized $5.6 million, $6.5 million, and $6.8 million in internal-use software during the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively. Amortization expense associated with internal-use software totaled $1.6 million, $3.2 million, and $5.2 million during the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively. The net book value of capitalized internal-use software was $9.9 million and $11.5 million as of January 31, 2018 and January 31, 2019, respectively.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

  Intangible Assets, Net

          Intangible assets, net, consisting of developed technology, customer relationships, and non-compete agreements, are stated at cost less accumulated amortization. All intangible assets have been determined to have definite lives and are amortized on a straight-line basis over their estimated economic lives of three to five years. Amortization expense related to developed technology is included in cost of revenue, amortization expense related to customer relationships is included in sales and marketing expenses, and amortization expense related to non-compete agreements is included in research and development expenses.

  Deferred Commissions

          The Company capitalizes commission costs that are incremental and directly related to the acquisition of customer contracts. Commission costs are accrued and capitalized upon execution of the sales contract by the customer. Deferred commissions are amortized over the related noncancelable term of the customer contract and are recoverable through the related future revenue streams. The Company capitalized commission costs of $25.3 million and $45.1 million during the years ended January 31, 2018 and January 31, 2019, respectively. Commission amortization expense was $5.1 million, $12.5 million, and $28.6 million during the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively.

  Impairment of Long-Lived Assets

          The Company reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset (or asset group) may not be recoverable. Events and changes in circumstances considered by the Company in determining whether the carrying value of long-lived assets may not be recoverable, include, but are not limited to: significant changes in performance relative to expected operating results, significant changes in the use of the assets, significant negative industry or economic trends, and changes in the Company's business strategy. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (an "asset group"). An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset (or asset group) and its eventual disposition is less than its carrying amount. No impairment indicators were identified by the Company and no impairment losses were recorded by the Company during the years ended January 31, 2017, January 31, 2018, and January 31, 2019.

  Deferred Revenue

          The deferred revenue balance consists of subscription and professional services which have been invoiced upfront and are recognized as revenue only when the revenue recognition criteria are met. The Company typically invoices its customers at the beginning of the term, or in some instances, such as in multi-year arrangements, in installments. Professional services are either invoiced upfront, invoiced in installments, or invoiced as the services are performed. Accordingly, the Company's deferred revenue balance does not include revenues for future years of multi-year non-cancellable contracts that have not yet been billed.

          The Company recognizes subscription revenue ratably over the contract term beginning on the commencement date of each contract, the date that services are made available to customers. Once services are available to customers, the Company records amounts due in accounts

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

receivable and in deferred revenue. To the extent the Company bills customers in advance of the contract commencement date, the accounts receivable and corresponding deferred revenue amounts are netted to zero on the consolidated balance sheets, unless such amounts have been paid as of the balance sheet date.

  Redeemable Convertible Preferred Stock Warrants

          Warrants related to the Company's redeemable convertible preferred stock are classified as liabilities on the Company's consolidated balance sheet. The warrants are subject to reassessment at each balance sheet date, and any change in fair value is recognized as a component of other expense, net, in the consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the expiration or exercise of the warrants, or upon their automatic conversion into warrants to purchase common stock in connection with a qualified initial public offering (as defined in Note 8, Redeemable Convertible Preferred Stock) such that they qualify for equity classification and no further remeasurement is required.

  Revenue Recognition

          The Company offers several cyber security solutions focused on technology, intelligence, and professional services.

          The Company recognizes subscription and professional services when: (1) persuasive evidence of the contract exists in the form of a written contract, amendments to that contract, or purchase orders from a third party; (2) delivery has occurred, or services have been rendered; (3) the price is fixed or determinable; and (4) collectability is reasonably assured based on customer creditworthiness and history of collection.

          The timing and the amount the Company recognizes as revenue is determined based on the facts and circumstances of each customer's arrangements. Evidence of an arrangement consists of a signed customer agreement. The Company considers that the delivery of its solution has commenced once it provides the customer with log-in information and the term of the contract has started. Fees are fixed based on stated rates specified in the customer agreement. The Company assesses collectability based on several factors, including the credit worthiness of the customer and transaction history. If collectability is not reasonably assured, revenue is deferred until the fees are collected.

  Subscription

          The Falcon Platform technology solutions are subscription, software as a service ("SaaS"), offerings designed to continuously monitor, share, and mitigate risks from determined attackers. Customers do not have the right to take possession of the cloud-based software platform. Fees are based on several factors, including the solutions subscribed for by the customer and the number of endpoints purchased by the customer. The subscription fees are typically payable within 30 to 60 days after the execution of the arrangement, and thereafter upon renewal or subsequent installment. The Company initially records the subscription fees as deferred revenue and recognizes revenue on a straight-line basis over the term of the agreement.

  Professional Services

          The Company offers several types of professional services including incident response and forensic services, surge forensic and malware analysis, and attribution analysis, which are focused

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

on responding to imminent and direct threats, assessing vulnerabilities, and recommending solutions. The professional services are available through hourly rate and fixed fee contracts, one-time and ongoing engagements, and retainer-based agreements. Revenue for time and materials arrangements is recognized as services are performed and revenue for fixed fees is recognized on a proportional performance basis as the services are performed.

  Multiple-Element Arrangements

          For arrangements that involve the contemporaneous sale of subscription and professional services, the Company applies the multiple-element arrangement guidance to allocate the arrangement consideration to all deliverables based on their relative selling price. The Company has determined that the cloud-based platform subscription has standalone value, because once access is given to the customer, the solutions are fully functional and do not require any additional development, modification, or customization. Professional services have standalone value because they are regularly sold by the Company in separate transactions. Additionally, the performance of these professional services generally does not require highly specialized or technologically skilled individuals and the professional services are not essential to the functionality of the solutions.

          The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value ("VSOE"); (ii) third-party evidence of selling price ("TPE"); and (iii) best estimate of selling price ("BESP").

          BESP reflects the Company's best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis. The Company's process for determining BESP involves management's judgment and considers numerous factors including the nature of the deliverables themselves and historical discounting practices. The Company updates its estimates of BESP on an ongoing basis as events and circumstances may require.

          The Company uses channel partners to complement direct sales and marketing efforts. The partners place an order with the Company after negotiating the order directly with an end customer. The partners negotiate pricing with the end customer and in some rare instances are responsible for certain support levels directly with the end customer. The Company's contract is with the partner and payment to the Company is not contingent on the receipt of payment from the end customer. The Company recognizes the contractual amount charged to the partners as revenue ratably over the term of the arrangement once access to the Company's solution has been provided to the end customer, provided that the other revenue recognition criteria noted above have been met.

          The Company also uses referral partners who refer customers in exchange for a referral fee. The Company negotiates pricing and contracts directly with the end customer. The Company recognizes revenue from the sales to the end customers, ratably over the term of the contract, once access to the Company's solution has been provided to the end customer, provided that the other revenue recognition criteria noted above have been met. The Company records referral fees paid to channel partners as sales commission expense as incurred.

  Research and Development Expense

          Research and development costs are charged to expense when incurred, except for certain internal-use software development costs, which may be capitalized as noted above. Research and development expense consists primarily of personnel and related headcount costs, costs of professional services associated with the ongoing development of the Company's technology, and allocated overhead.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

  Advertising

          All advertising costs are expensed as incurred and are included in sales and marketing expense in the consolidated statements of operations. The Company incurred $2.1 million. $1.6 million, and $3.1 million of advertising costs during the years ended January 31, 2017, January 31, 2018 and January 31, 2019, respectively.

  Stock-Based Compensation

          The Company accounts for stock-based awards granted to employees and directors based on the awards' estimated grant date fair value. The Company estimates the fair value of its stock options using the Black-Scholes option-pricing model. The resulting fair value, net of forfeitures, is recognized on a straight-line basis over the period during which the employee or director is required to provide service in exchange for the award, usually the vesting period, which is generally four years.

          Stock-based awards issued to non-employees are accounted for at fair value determined by using the Black-Scholes option-pricing model. The Company believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each non-employee stock-based award is remeasured each period until a commitment date is reached, which is generally the vesting date.

          During fiscal 2017 and 2018, the Company recognized stock-based compensation expense, net of estimated forfeitures. Historical data was used to estimate pre-vesting forfeitures and stock-based compensation expense was recorded only for those grants that were expected to vest.

  Adoption of ASU 2016-09

          On February 1, 2018, the Company adopted Accounting Standard Update No. 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"), which simplifies several aspects of the accounting for employee share-based payment transactions. In accordance with ASU 2016-09, the Company has elected to account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited and adjusting the estimate when it is no longer probable that the employee will fulfill the service condition. Adoption of this ASU on February 1, 2018 resulted in an adjustment to opening accumulated deficit of $0.1 million, net of tax, as of the date of adoption.

          Additionally, upon adoption of ASU 2016-09, on a modified retrospective basis, the Company recognized an immaterial amount of total U.S. federal and state deferred tax assets for such previously unrecognized excess tax benefits, which is offset by the U.S. federal and state valuation allowance. Under ASU 2016-09, the excess tax benefits and deficiencies are recognized in the period in which they occur. During the year ended January 31, 2019, the Company recognized an immaterial amount of net excess tax benefits.

  Business Combinations

          The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, trade names from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statement of operations.

  Goodwill and Intangible Assets

          The Company evaluates and tests the recoverability of goodwill for impairment at least annually, on January 31, or more frequently if circumstances indicate that goodwill may not be recoverable. The Company performs the impairment testing by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of its reporting unit is less than its carrying amount. The Company has one reporting unit. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs the first step of a two-step analysis by comparing the book value of net assets to the fair value of the reporting unit. To calculate any potential impairment, the Company compares the fair value of a reporting unit with its carrying amount, including goodwill. Any excess of the carrying amount of the reporting unit's goodwill over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down. In assessing the qualitative factors, the Company considers the impact of certain key factors including macroeconomic conditions, industry and market considerations, management turnover, changes in regulation, litigation matters, changes in enterprise value, and overall financial performance. No impairment was recorded during the years ended January 31, 2017, January 31, 2018, or January 31, 2019. The change in goodwill balance during the year ended January 31, 2018 was due to acquisitions and changes in foreign currency exchange rates. The change in the goodwill balance during the year ended January 31, 2019 was due to changes in foreign currency exchange rates.

          Acquired intangible assets consisting of identifiable intangible assets, were comprised of developed technology, customer relationships, and non-compete agreements resulting from acquisitions. Acquired intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated economic lives following the pattern in which the economic benefits of the assets will be consumed which is on a straight-line basis. Acquired intangible assets are presented net of accumulated amortization on the consolidated balance sheets. The Company reviews the carrying amounts of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company measures the recoverability of intangible assets by comparing the carrying amount of each asset to the future undiscounted cash flows it expects the asset to generate. If the Company considers any of these assets to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. In addition, the Company periodically evaluates the estimated remaining useful lives of long-lived assets to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation or amortization.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

  Leases

          The Company leases its office space under various noncancelable operating lease agreements and recognizes related rent expense on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, scheduled rent increases, lease incentives, and renewal options. Rent holidays and scheduled rent increases are included in the determination of rent expense to be recorded over the lease term. Lease incentives are recognized as a reduction of rent expense on a straight-line basis over the term of the lease. Renewals are not assumed in the determination of the lease term unless they are deemed to be reasonably assured at the inception of the lease. The Company begins to recognize rent expense on the date that the Company obtains the legal right to use and control the leased space.

  Foreign Currency Translation

          The functional currencies of the Company's foreign subsidiaries are each country's local currency. Assets and liabilities of the subsidiaries are translated into U.S. Dollars at exchange rates in effect at the reporting date. Amounts classified in stockholders' equity (deficit) are translated at historical exchange rates. Revenue and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss). Foreign currency transaction gains or losses, whether realized or unrealized, are reflected in the consolidated statements of operations within other expense, net, and have not been material for all periods presented.

  Income Taxes

          The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

          The Company accounts for unrecognized tax benefits using a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company establishes a liability for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. The Company records an income tax liability, if any, for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the Company's tax returns. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The liability is adjusted considering changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of liability provisions and changes to the liability that are considered appropriate. As the Company maintained a full valuation allowance against its deferred tax assets, the changes resulted in no additional tax expense during the years ended January 31, 2017, January 31, 2018, and January 31, 2019. As of January 31, 2019, the Company does not expect that changes in the liability for unrecognized tax benefits for the next twelve months will have a material impact on its consolidated financial statements.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

  Sales Taxes

          When sales and other taxes are billed, such amounts are recorded as accounts receivable with a corresponding increase to sales tax payable, respectively. The balances are then removed from the consolidated balance sheet as cash is collected from the customer and as remitted to the respective tax authority.

  Segment and Geographic Information

          The Company's chief operating decision maker ("CODM") is its chief executive officer. The CODM reviews financial information presented on a consolidated basis for the purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates as one reportable segment. The Company presents financial information about its geographic areas in Note 13 to the consolidated financial statements.

  Net Loss per Share

          Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities. Net income is attributed to common stockholders and participating securities based on their participation rights. Net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of the redeemable convertible preferred stock do not have a contractual obligation to share in any losses.

          Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net loss attributable to common stockholders is calculated by adjusting net loss for current period accretion of redeemable convertible preferred stock.

          Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options and redeemable convertible preferred stock. As the Company has reported losses for all periods presented, all potentially dilutive securities including redeemable convertible preferred stock, stock options, and warrants, are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

  Recently Issued Accounting Pronouncements

          In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. In addition, the guidance requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Subsequently, the FASB has issued the following guidance to amend ASU 2014-09: ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date; ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, which clarifies narrow aspects of Topic 606 or corrects unintended application of the guidance. The Company must adopt ASU No. 2015-14, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12, and ASU No. 2016-20 with ASU No. 2014-09, which are referred to collectively as the "new revenue guidance." The new revenue guidance will be effective for the Company in the first quarter of fiscal year 2020.

          The guidance permits two methods of adoption of the new revenue guidance: retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with the cumulative effective of initially applying the guidance recognized at the date of adoption (modified retrospective method). The Company currently anticipates adopting the new revenue guidance using the modified retrospective transition method. As the Company continues to assess the new guidance along with industry trends and internal progress, it may adjust its implementation plan and methodology accordingly.

          The new revenue guidance will also require that the Company capitalize certain incremental costs of obtaining a contract, such as sales commissions paid to internal sales personnel and to channel partners, which are currently amortized over the term of the contract. Under the new revenue guidance, such capitalized costs will be amortized over an estimated customer life for the initial acquisition of a contract and over the contractual term for renewal contracts.

          The Company is continuing to evaluate the impact of the adoption of the new revenue guidance on its consolidated financial statements, including the tax effects of the adjustments discussed above and the increased disclosure requirements. The Company does not expect the new revenue guidance to have a material impact on the timing of revenue recognition related to its cloud-based subscription offerings. The Company expects to record an increase to opening accumulated deficit of $21.0 million to $26.0 million, net of tax, as of February 1, 2019 related to a reduction in commissions expense due to the adoption of this ASU.

          In February 2016, the FASB issued ASU No. 2016-02, Leases. The new guidance supersedes current guidance related to accounting for leases and generally requires an entity to recognize on its balance sheet operating and financing lease liabilities and corresponding right-of-use assets. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842. This ASU makes 16 technical corrections to the new lease standard and other accounting topics, alleviating unintended consequences from applying the new standard. It does not make any substantive changes to the core provisions or principles of the new standard. In July 2018, the FASB also issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. This ASU provides (1) an optional transition method that entities can use when adopting the standard and (2) a practical expedient that permits lessors to not separate non-lease components from the associated lease component if certain conditions are met. For public business entities, these ASUs are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. For all other entities, these ASUs are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. ASU No. 2016-02 can be adopted using either full or modified retrospective approach as of the earliest period presented or as of the adoption date with the cumulative effect adjustment to the opening balance recognized in retained earnings in the period of adoption. The Company is currently evaluating the potential impact of these ASUs on its consolidated financial statements.

          In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

to require that credit losses on available-for-sale debt securities be presented as an allowance rather than as a write-down. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the consolidated statements of operations. For public business entities that are SEC filers, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

          In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the FASB Emerging Issues Task Force). This ASU provides guidance to decrease the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This ASU was effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

          In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires recognition of current and deferred income taxes resulting from an intra-entity transfer of any asset other than inventory when the transfer occurs. For public business entities, this ASU was effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

          In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. For public business entities, this ASU was effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

          In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies the measurement of goodwill by eliminating step two of the two-step impairment test. Step two measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. This ASU requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. For public business entities that are SEC filers, this ASU is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. For all other entities, this ASU is effective for annual or any

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

interim goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

          In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which provides financial statement preparers with an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. This ASU was effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

          In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This ASU simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. This ASU is effective for public business entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than the adoption date of Topic 606. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

          In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

          In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force). This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software. This ASU is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. Entities can choose to adopt this ASU prospectively or retrospectively. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

Recently Adopted Accounting Pronouncements

          In March 2016, the FASB issued ASU No. 2016-09, Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public business entities, this ASU was effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For all other entities, this ASU was effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. On February 1, 2018, the Company adopted ASU No. 2016-09, which resulted in a cumulative effect adjustment to its opening accumulated deficit of $0.1 million, net of tax, as of the date of adoption.

          In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides clarity in applying the guidance in Topic 718 around modifications of share-based payment awards. This ASU was effective for all entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. On February 1, 2018, the Company adopted ASU No. 2017-09, which did not have a material effect on the Company's consolidated financial statements.

3. Fair Value Measurements and Marketable Securities

          The Company follows ASC 820, Fair Value Measurements, with respect to marketable securities that are measured at fair value on a recurring basis. Under the standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or a liability in an orderly transaction between market participants as of the measurement date. The standard also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances.

          The hierarchy is broken down into three levels as follows:

Level 1	Assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in active markets
Level 2	Assets and liabilities whose values are based on quoted prices in markets that are not active or inputs that are observable for substantially the full term of the asset or liability
Level 3	Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement

          Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          The Company's fair value hierarchy for its financial assets and liabilities that are measured at fair value on a recurring basis are as follows:

	January 31, 2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets
Cash equivalents(1)
Money market funds	$13,934	$—	$—	$13,934
Corporate debt securities	—	9,763	—	9,763

Total cash equivalents	13,934	9,763	—	23,697

Marketable securities
Corporate debt securities	—	2,593	—	2,593

Total marketable securities	—	2,593	—	2,593

Total assets	$13,934	$12,356	$—	$26,290

Liabilities
Contingent consideration related to business combination(2)	$—	$—	$635	$635
Redeemable convertible preferred stock warrant liability	—	—	961	961

Total liabilities	$—	$—	$1,596	$1,596

	January 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets
Cash equivalents(1)
Money market funds	$42,132	$—	$—	$42,132
Corporate debt securities	—	27,941	—	27,941

Total cash equivalents	42,132	27,941	—	70,073

Marketable securities
Corporate debt securities	—	91,796	—	91,796
U.S. treasury securities	11,451	—	—	11,451

Total marketable securities	11,451	91,796	—	103,247

Total assets	$53,583	$119,737	$—	$173,320

Liability
Contingent consideration related to business combinations(2)	$—	$—	$474	$474
Redeemable convertible preferred stock warrant liability	—	—	4,537	4,537

Total liabilities	$—	$—	$5,011	$5,011

(1)
Included in "Cash and cash equivalents" on the consolidated balance sheets.
(2)
The contingent consideration consists of development milestone payments. The fair value of the contingent consideration was estimated by developing the risk-adjusted discounted value as well as discounted probability-weighted expected payments. That measure is based on Level 3 inputs which are significant inputs that are not

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

  observable in the market. Key assumptions at the acquisition date included (a) a discount rate range of 3%-3.02% and (b) three probability-adjusted milestone payments, each $0.2 million. As of January 31, 2018, the amount recognized for the contingent consideration arrangement, the range of outcomes, and the assumptions used to develop the estimates had not changed from the original estimate as of the date of acquisition. As of January 31, 2019, the first milestone payment of $0.2 million had been made.

          There were no transfers between and levels of the fair value hierarchy during the years ended January 31, 2018 or January 31, 2019.

          The remaining contractual maturities of marketable securities as of January 31, 2018 and January 31, 2019 were less than one year.

          The following summarizes the changes in the redeemable convertible preferred stock warrant liability, which is classified as a Level 3 instrument:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Balance at beginning of period	$150	$568	$961
Additions	269	129	—
Adjustment resulting from change in fair value recognized in the consolidated statements of operations	149	264	3,576

Balance at end of period	$568	$961	$4,537

          The fair value of the redeemable convertible preferred stock warrant liability was estimated using the Black-Scholes option-pricing model and was based on significant inputs not observable in the market, and therefore was classified as a Level 3 instrument. The inputs include the Company's preferred stock price, expected stock price volatility, risk-free interest rate, and contractual term. A loss of $0.1 million, $0.3 million, and $3.6 million was recorded as a component of other expense, net, because of the remeasurement of the redeemable convertible preferred stock warrant liability during the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively.

4. Balance Sheet Components

  Prepaid Expenses and Other Current Assets

          Prepaid expenses and other current assets consisted of the following:

	January 31,
	2018	2019
	(in thousands)
Prepaid expenses	$7,360	$14,390
Prepaid hosting services	2,915	2,915
Other current assets	2,136	1,105

Prepaid expenses and other current assets	$12,411	$18,410

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

  Property and Equipment, Net

          Property and equipment, net consisted of the following:

	January 31,
	2018	2019
	(in thousands)
Data center and other computer equipment	$28,823	$44,735
Capitalized internal-use software	15,416	22,209
Leasehold improvements	3,651	10,011
Purchased software	822	1,460
Furniture and equipment	840	2,553
Construction in process	3,562	19,455

	53,114	100,423
Less: Accumulated depreciation and amortization	(12,360)	(26,688)

Property and equipment, net	$40,754	$73,735

          Construction in process includes data center equipment purchased that has not yet been placed in service. During the year ended January 31, 2019, $18.6 million of data center equipment was purchased that had not yet been placed into service.

          Depreciation and amortization expense of property and equipment was $2.9 million, $7.1 million, and $14.8 million during the years ended January 31, 2017, January 31, 2018, and January 31, 2019.

  Intangible Assets, Net

          Total intangible assets, net consisted of the following:

	January 31,
	2018	2019
	(in thousands)
Developed technology	$1,639	$1,269
Customer relationships	685	632
Non-compete agreement	137	126

	2,461	2,027
Less: Accumulated amortization	(725)	(979)

Intangible assets, net	$1,736	$1,048

          Amortization expense of intangible assets was $0.1 million, $0.6 million, and $0.6 million during the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          The estimated aggregate future amortization expense of intangible assets as of January 31, 2019 is as follows:

	Developed Technology	Customer Relationships	Non-Compete Agreement	Total
	(in thousands)
2020	$328	$127	$42	$497
2021	178	127	30	335
2022	—	127		127
2023	—	89	—	89

Total amortization expense				$1,048

          The developed technology, customer relationships, and non-compete agreement assets are being amortized over 3 years, 5 years, and 3 years, respectively.

  Accrued Expenses

          Accrued expenses consisted of the following:

	January 31,
	2018	2019
	(in thousands)
Web hosting services	$14,465	$12,224
Accrued purchases of property and equipment	1,035	7,042
Other vendor expenses	5,286	12,326
Amounts due for employee expenses	728	949

Accrued expenses	$21,514	$32,541

  Accrued Payroll and Benefits

          Accrued payroll and benefits consisted of the following:

	January 31,
	2018	2019
	(in thousands)
Accrued payroll and related expenses	$7,423	$4,326
Accrued bonuses	4,686	5,459
Accrued commissions	6,204	9,499

Accrued payroll and benefits	$18,313	$19,284

5. Business Combinations

  Acquisition of Payload Security

          In October 2017, the Company acquired 100% of the outstanding share capital of Payload Security UG, a privately held cybersecurity company with an automated malware analysis product, which was based in Germany. The total purchase consideration was $8.0 million, consisting of initial cash consideration of $5.4 million, deferred tax liabilities of $0.6 million, indemnity holdback consideration of $1.3 million, and three development milestone payments totaling $0.7 million. At

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

the time of the acquisition, the Company considered it probable that these milestone payments, recorded as contingent consideration, would be earned and paid. The first milestone payment of $0.2 million was paid in October 2018 and the second and third payments are expected to be made in October 2019 and October 2020, respectively. The indemnity holdback was paid in January 2019. The Company incurred $0.2 million in legal and accounting fees associated with this acquisition, which have been recorded as general and administrative expenses in the consolidated statements of operations.

          The holdback and the milestone payments were recorded in other current liabilities and in other liabilities, noncurrent on the consolidated balance sheet. The total purchase consideration of $8.0 million was recorded as follows (in thousands):

Net tangible assets	$591
Developed technology	790
Customer relationships	650
Non-compete agreement	130
Goodwill	5,834

Total net asset value	$7,995

          Goodwill represents the synergies expected from the Company improving upon the acquired company's product through further development. The goodwill is not deductible for tax purposes. As of January 31, 2019, the first milestone payment was made for $0.2 million.

          Pro forma results of operations data for the Payload Security UG acquisition has not been presented because the results are not material to the consolidated financial statements.

  Other Acquisitions

          In September 2017, the Company acquired a privately held cybersecurity company focused on mobile monitoring. Consideration included an up-front cash payment of $2.0 million, an additional $0.5 million to be paid six months after the effective date of the agreement less any set off for claims arising after the acquisition, and $0.1 million to reimburse taxes owed by the owners of the acquired business for operations prior to acquisition. The Company accounted for the acquisition as a business combination and recorded $2.3 million as goodwill and $0.3 million as developed technology. The additional payments of $0.5 million and $0.1 million were made in April 2018.

6. Loans Payable

  Loan and Security Agreement

          In January 2015, the Company entered into a Loan and Security Agreement with Silicon Valley Bank, which was subsequently amended and restated in March 2017, providing the Company the ability to borrow up to $10.0 million from a term loan and $20.0 million from a revolving line of credit. The amendment was accounted for as a debt modification under ASC 470-50, Modification and Extinguishment of Debt. As of January 31, 2018 and January 31, 2019, the Company owed $6.2 million and $0, respectively, on the term loan. Outstanding principal amounts on the term loan incur interest at the Prime Rate, as published by the Wall Street Journal, plus 0.50% per month. Interest expense on the term loan was $0.4 million, $0.3 million, and $0.1 million during the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          No amounts were drawn on the line of credit as of January 31, 2017. As of January 31, 2018, the Company had drawn $10.0 million against the revolving line of credit. The carrying amount of the line of credit, net of debt issuance costs of $0.2 million, was $9.8 million as of January 31, 2018. Outstanding principal amounts on the revolving line of credit incur interest at the Prime Rate, as published by the Wall Street Journal. Interest expense on the revolving line of credit was $0.4 million and $0.3 million during the years ended January 31, 2018 and January 31, 2019, respectively.

          As part of the Loan and Security Agreement, the Company issued Silicon Valley Bank a warrant to purchase 170,818 shares of its Series B redeemable convertible preferred stock at an exercise price of $1.405 per share. The fair value of the warrant has been bifurcated from the loan payable and is accounted for as a liability (see Note 8, Redeemable Convertible Preferred Stock, for further discussion). The loan payable discount is amortized over the life of the loan using the effective interest method. The warrant had not been exercised as of January 31, 2018 or January 31, 2019.

          In March 2017, as part of the Amended and Restated Loan and Security Agreement, the Company issued Silicon Valley Bank a warrant to purchase up to 66,225 shares of Series C redeemable convertible preferred stock at an exercise price of $4.53 per share. The fair value of the warrant has been bifurcated from the loan payable and is accounted for as a liability (see Note 8, Redeemable Convertible Preferred Stock, for further discussion). The loan payable discount is amortized over the life of the loan using the effective interest method. The warrant had not been exercised as of January 31, 2018 or January 31, 2019.

          The Loan and Security Agreement is collateralized by the Company's property, rights, and assets, including, but not limited to, cash, goods, equipment, contractual rights, financial assets, and intangible assets. The Loan and Security Agreement contains customary affirmative covenants and customary negative covenants limiting the Company's ability and the ability of the Company's subsidiaries to, among other things, dispose of assets, undergo a change in control, merge or consolidate, make acquisitions, incur debt, incur liens, pay dividends, repurchase stock, and make investments, in each case subject to certain exceptions. Further, the Loan and Security Agreement contains financial covenants that require the maintenance of minimum annual contract values. The Company was in compliance with all covenants at January 31, 2018 and January 31, 2019. The Loan and Security Agreement contains customary events of default that include, among others, non-payment of principal, interest or fees, breach of covenants, inaccuracy of representations and warranties, cross defaults to certain other indebtedness, bankruptcy and insolvency events, and material judgments.

  Repayment

          In July 2018, the Company repaid the entire balance due as of January 31, 2018 on its revolving line of credit of $10.0 million and the entire balance due as of January 31, 2018 on its term loan of $6.2 million. No further amounts are available for borrowing under the term loan. A total of $20.0 million is still available for borrowing under the revolving line of credit.

  Growth Capital Loan and Security Agreement

          In December 2016, the Company entered into a Growth Capital Loan and Security Agreement with TriplePoint Venture Growth BDC Corp. providing the Company the ability to borrow up to $40.0 million from a growth capital term loan. $20.0 million was drawn upon execution as an initial

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

advance. Borrowings under this facility were collateralized by the Company's personal property, including but not limited to cash, goods, equipment, contractual rights, financial assets, and intangible assets. Draws on the growth capital term loan were payable as interest-only at the Prime Rate, as published by the Wall Street Journal (not to be less than 3.5%), plus 7.75% per month through December 31, 2018, followed by 24 months of principal and accrued interest.

          Interest expense was $0.2 million, $1.0 million, and $0 for the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively. In June 2017, the Company voluntarily prepaid the outstanding principal balance of $19.1 million and terminated the Growth Capital Loan and Security Agreement and the remaining unamortized debt issuance costs of $0.5 million were expensed to other expense, net in the consolidated statements of operations during the year ended January 31, 2018.

          The Growth Capital Loan and Security Agreement contained customary affirmative covenants and customary negative covenants limiting the Company's ability and the ability of the Company's subsidiaries to, among other things, dispose of assets, undergo a change in control, merge or consolidate, make acquisitions, incur debt, incur liens, pay dividends, repurchase stock, and make investments, in each case subject to certain exceptions. The Growth Capital Loan and Security Agreement contained customary events of default that included, among others, non-payment of principal, interest, or fees, breach of covenants, inaccuracy of representations and warranties, cross defaults to certain other indebtedness, bankruptcy and insolvency events, material judgments, and events constituting a change in control.

          As part of the Growth Loan and Security Agreement, the Company issued TriplePoint Venture Growth BDC Corp. a warrant to purchase 99,343 shares of Series C redeemable convertible preferred stock at an exercise price of $4.53 per share. The fair value of the warrant was bifurcated from the loan payable and is accounted for as a liability (see Note 8, Redeemable Convertible Preferred Stock, for further discussion). The loan payable discount is amortized over the life of the loan using the effective interest method. The warrant had not been exercised as of January 31, 2018 or January 31, 2019.

          Per the terms of the Growth Loan and Security Agreement, upon advances after the initial advance, the Company would be required to issue an additional 33,116 warrants to purchase shares of Series C redeemable convertible preferred stock at an exercise price of $4.53 per share. No such warrants were issued as of January 31, 2018 or January 31, 2019, as no subsequent advances were made.

7. Income Taxes

          The Company's geographical breakdown of loss before provision for income taxes for the years ended January 31, 2017, January 31, 2018, and January 31, 2019 is as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Domestic	$(91,331)	$(137,523)	$(143,308)
International	78	2,962	4,598

Loss before provision for income taxes	$(91,253)	$(134,561)	$(138,710)

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          The components of the provision for income taxes as of January 31, 2017, January 31, 2018, and January 31, 2019 are as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Current
Federal	$—	$—	$—
State	13	240	304
Foreign	90	800	1,481

Total current	103	1,040	1,785

Deferred
Federal	—	—	—
State	—	—	—
Foreign	(16)	(111)	(418)

Total deferred	(16)	(111)	(418)

Provision for income taxes	$87	$929	$1,367

          The following table provides a reconciliation between income taxes computed at the federal statutory rate and the provision for income taxes as of January 31, 2017, January 31, 2018, and January 31, 2019:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Provision for income taxes at statutory rate	$(31,027)	$(44,265)	$(29,129)
State income taxes, net of federal benefit	8	162	245
Foreign earnings at different rates	(118)	(285)	97
Research and other credits	(1,846)	(2,621)	(3,769)
Stock-based compensation	597	3,738	2,414
Non-deductible expenses	684	1,142	1,833
Impact of U.S. tax reform	—	36,146	—
Transition tax	—	521	—
Valuation allowance	31,789	6,391	29,676

Provision for income taxes	$87	$929	$1,367

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          Significant components of the Company's deferred tax assets and liabilities as of January 31, 2018 and January 31, 2019 are as follows:

	Year Ended January 31,
	2018	2019
	(in thousands)
Deferred tax assets
Net operating loss carryforwards	$70,878	$95,619
Research credit carryforwards	7,332	11,102
Intangible assets	333	307
Stock-based compensation	144	498
Deferred revenue	5,316	12,245
Accrued expenses	1,257	1,712
Other	334	1,009

Gross deferred assets	85,594	122,492
Less: Valuation allowance	(84,369)	(120,391)

Total deferred tax assets	1,225	2,101
Deferred tax liabilities
Property and equipment, net	(1,216)	(1,890)
Intangible assets	(433)	(310)
Deferred revenue	(93)

Total deferred tax liabilities	(1,742)	(2,200)

Net deferred tax liabilities	$(517)	$(99)

          At each reporting date, the Company has established a valuation allowance against its U.S. net deferred tax assets due to the uncertainty surrounding the realization of those assets. The Company periodically evaluates the recoverability of the deferred tax assets and, when it is determined to be more-likely-than-not that the deferred tax assets are realizable, the valuation allowance is reduced. During the years ended January 31, 2017, January 31, 2018, and January 31, 2019 the valuation allowance increased by $33.8 million, $12.1 million, and $36.1 million, respectively. The increase in the valuation allowance during the year ended January 31, 2017 was primarily driven by losses generated in the United States. The increase in the valuation allowance during the year ended January 31, 2018 was also primarily driven by losses generated in the U.S., partially offset by the reduction in our federal corporate tax rate from 34% to 21% as part of the enactment of the Tax Cuts and Jobs Act (the "Tax Act") as detailed below. The increase in the valuation allowance during the year ended January 31, 2019 was primarily driven by losses generated in the United States.

          As of January 31, 2019, the Company had aggregate federal and California net operating loss carryforwards of $376.0 million and $50.9 million, respectively, which may be available to offset future taxable income for income tax purposes. The federal and California net operating loss carryforwards begin to expire in fiscal 2031 through fiscal 2039. As of January 31, 2019, net operating loss carryforwards for other states total $236.9 million which begin to expire in fiscal 2021 through fiscal 2039.

          As of January 31, 2019, the Company had federal and California research and development ("R&D") credit carryforwards of $7.4 million and $3.7 million, respectively. The federal R&D credit

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

carryforwards will begin to expire in fiscal 2031 though fiscal 2039. The California R&D credits are carried forward indefinitely.

          Realization of these net operating loss and research and development credit carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities.

          The Internal Revenue Code imposes limitations on a corporation's ability to utilize net operating loss ("NOLs") and credit carryovers if it experiences an ownership change as defined in Section 382. In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period. If an ownership change has occurred, or were to occur, utilization of the Company's NOLs and credit carryovers could be restricted.

          The Company has adopted the authoritative guidance relating to the accounting for uncertainty in income taxes. The guidance clarified the recognition of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained.

          Total gross unrecognized tax benefit liabilities as of January 31, 2018 and January 31, 2019 were $8.1 million and $8.1 million, respectively. As of January 31, 2019, the Company had no unrecognized tax benefits, which, if recognized, would affect the Company's effective tax rate due to full valuation allowance. The Company's policy is to classify interest and penalties related to unrecognized tax benefits as part of the income tax provision in the consolidated statements of operations. The Company had no accrued interest and penalties related to unrecognized tax benefits as of January 31, 2018 or January 31, 2019.

          The following is a rollforward of the total gross unrecognized tax benefits for the years ended January 31, 2017, January 31, 2018, and January 31, 2019 (in thousands):

Balance as of February 1, 2016	$2,899
Increases in current period tax positions	2,161

Balance as of January 31, 2017	$5,060
Increases in current period tax positions	3,068

Balance as of January 31, 2018	$8,128
Increases in current period tax positions	—

Balance as of January 31, 2019	$8,128

          The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. As the Company expands its global operations in the normal course of business, the Company could be subject to examination by taxing authorities throughout the world. These audits could include questioning the timing and amount of deductions; the nexus of income among various tax jurisdictions; and compliance with federal, state, local, and foreign tax laws. The Company is not currently under audit by the Internal Revenue Service or other similar state, local, and foreign authorities. All tax years remain subject to examination by U.S. taxing authorities due to the Company's net operating losses and R&D credit carryforwards.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          On December 22, 2017, the U.S. government enacted the Tax Act which makes significant changes to the U.S. tax code. The Tax Act includes several key tax provisions that affect the Company including, but not limited to, lowering the U.S. federal corporate tax rate to 21% for tax years beginning after December 31, 2017, establishing a new provision to currently tax certain global intangible low-taxed income of controlled foreign corporations, and imposing a one-time tax ("Transition Tax") on the mandatory deemed repatriation of cumulative foreign earnings. The Transition Tax is based upon the post-1986 earnings and profits that were previously deferred from U.S. income taxes.

          On December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"), which provides guidance on accounting for the Tax Act's impact and allows registrants to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. The Company has determined that the Tax Act did not have a material impact to the financial statements, thereby impacting exclusively the disclosures in the Company's year-end financial statements. The Company currently maintains a full valuation allowance against its U.S. deferred tax assets since the Company continues to incur losses in the United States for all fiscal years since inception.

          During the year ended January 31, 2019, the Company completed the accounting for the Tax Act within the measurement period. The previously recorded provisional amount recorded for the Transition Tax was adjusted by an immaterial amount but was fully offset by a corresponding adjustment to the valuation allowance resulting in no impact to the provision for income taxes. The Company has also completed the analysis of the impact of the Tax Act on its existing assertion to indefinitely reinvest the earnings of its subsidiaries outside the United States and concluded that no change was necessary.

          As a result of the Tax Act, the Company can make an accounting policy election to either treat taxes due on the global intangible low-taxed income inclusion as a current period expense or factor such amounts into the Company's measurement of deferred taxes. The Company has completed its analysis of the global intangible low-tax income provisions and elected to use the period cost method and therefore no accrual for the deferred tax aspects of this provision was made.

8. Redeemable Convertible Preferred Stock

          The Company is authorized to issue 137,418,875 shares of redeemable convertible preferred stock, par value $0.0005 per share ("Preferred Stock"), 52,300,000 of which are designated "Series A-1 Redeemable Convertible Preferred Stock" (the "Series A-1 Preferred Stock"), 21,523,118 of which are designated "Series B Redeemable Convertible Preferred Stock" (the "Series B Preferred Stock"), 22,275,128 of which are designated "Series C Redeemable Convertible Preferred Stock" (the "Series C Preferred Stock"), 17,569,969 of which are designated "Series D Redeemable Convertible Preferred Stock" (the "Series D Preferred Stock"), 5,393,976 of which are designated "Series D-1 Redeemable Convertible Preferred Stock (the "Series D-1 Preferred Stock"), 14,579,598 of which are designated "Series E Redeemable Convertible Preferred Stock" (the "Series E Preferred Stock"), and 3,777,086 of which are designated "Series E-1 Redeemable Convertible Preferred Stock (the "Series E-1 Preferred Stock").

          In May 2017, the Company completed the issuance of 17,569,969 shares of its Series D Preferred Stock at a price of $5.69 per share.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          In October 2017, the Company completed the issuance of 5,393,976 shares of its Series D-1 Preferred Stock at a price of $5.69 per share.

          In June 2018, the Company completed the issuance of 8,372,573 shares of its Series E redeemable convertible preferred stock ("Series E Preferred Stock") at a price of $16.46 per share and the issuance of 3,777,086 shares of its Series E-1 redeemable convertible preferred stock ("Series E-1 Preferred Stock") at a price of $16.46 per share for net proceeds of $199.9 million. In September 2018, the Company issued an additional 425,238 shares of its Series E Preferred Stock at a price of $16.46 per share for net proceeds of $7.0 million.

          All Series E-1 Preferred Stock were converted into Series E Preferred Stock during the year ended January 31, 2019.

          The following table summarizes the authorized, issued, and outstanding redeemable convertible preferred stock of the Company as of January 31, 2018:

Class	Issue Price per Share	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Liquidation Preference	Redemption Value
	(in thousands, except per share values)
Series A-1	$0.50000	52,300	52,300	$76,325	$52,300	$147,094
Series B	1.40500	21,523	21,352	44,320	30,000	61,655
Series C	4.52972	22,275	22,077	99,900	100,000	100,000
Series D	5.69153	17,570	17,570	99,845	125,000	100,000
Series D-1	5.69153	5,447	5,394	30,626	30,700	30,700

Total		119,115	118,693	$351,016	$338,000	$439,449

          The following table summarizes the authorized, issued, and outstanding redeemable convertible preferred stock of the Company as of January 31, 2019:

Class	Issue Price per Share	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Liquidation Preference	Redemption Value
	(in thousands, except per share values)
Series A-1	$0.50000	52,300	52,300	$76,325	$52,300	$623,678
Series B	1.40500	21,523	21,352	44,320	30,000	254,623
Series C	4.52972	22,275	22,077	99,900	100,000	263,765
Series D	5.69153	17,570	17,570	99,845	125,000	211,631
Series D-1	5.69153	5,394	5,394	30,626	30,700	64,607
Series E	16.46136	18,357	12,575	206,896	207,000	207,000

Total		137,419	131,268	$557,912	$545,000	$1,625,304

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          The rights, preferences, and privileges of the Preferred Stock are as follows:

  Voting Rights

          Each holder of outstanding shares of Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock held by such holder are convertible.

  Noncumulative Dividends

          When and if declared by the Board of Directors, holders of the Preferred Stock are entitled to receive before, or receive simultaneously, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on common stock or series that is convertible into common stock, an amount equal to a dividend payable to the holders of common stock on an as-if converted basis; (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share determined by (a) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issue price of such class or series of capital and (b) multiplying such fraction by an amount equal to original issue price for each respective series of Preferred Stock.

  Redemption

          The holders of at least 55% of the outstanding shares of Preferred Stock voting together as a single class and on an as-converted basis (a "supermajority"), at any time on or after the twelfth (12th) anniversary of the Series A-1 original issue date, upon written notice, have the right to require that all of the outstanding shares of Preferred Stock be redeemed by the Company for cash at a per share price equal to the greater of (i) for each series of Preferred Stock, the original issue price for such series of Preferred Stock, plus any dividends declared but unpaid thereon or (ii) 75% of the fair market value of such series of the Preferred Stock. As the Preferred Stock becomes redeemable solely due to the passage of time, and the Company believes there are no events requiring conversion of the Preferred Stock into common stock that currently have a sufficiently high likelihood of occurring prior to the 12th anniversary, the Company concluded that the Preferred Stock is considered probable of becoming redeemable as of January 31, 2018. Therefore, the Company has recorded accretion of the Preferred Stock balance to its redemption value using the effective interest method to the extent that 75% of the fair market value of these series of Preferred Stock exceeds the original issue price of such series. The Company will cease accretion of the Preferred Stock balance to its redemption value if the Preferred Stock is no longer probable of becoming redeemable due to there being a sufficiently high likelihood of an initial public offering requiring a conversion of the Preferred Stock into common stock. During the years ended January 31, 2017 and January 31, 2018, the Company recorded accretion of $17.0 million and $5.9 million, respectively, related to its Preferred Stock. The Company did not record any accretion of the Preferred Stock for the year ended January 31, 2019 because of the increased likelihood of the Company completing an initial public offering requiring conversion of the Preferred Stock into common stock.

  Liquidation

          In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Series A-1, B, C, D, D-1, and E Preferred Stock, prior to any distribution to the holders of common stock, are entitled to be paid, on a pari passu basis, a per

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

share liquidation preference in cash in an amount equal to the greater of (a) two (2) times the Series A-1 original issue price, one (1) times the Series B original issue price, one (1) times the Series C original issue price, one and one-quarter (1.25) times the Series D original issue price, one (1) times the Series D-1, and one (1) times the Series E original issue price for the Series A-1, B, C, D, D-1, and E Preferred Stock, respectively, plus in each case any dividends declared but unpaid thereon, and (b) such amount per share as would have been payable had all shares of Series A-1, B, C, D, D-1, or E Preferred Stock, as applicable, been converted into common stock immediately prior to such liquidation, dissolution, or winding up.

  Conversion

          Preferred shares are automatically convertible upon an initial public offering of common stock of the Company which places a pre-money valuation immediately prior to the initial public offering of the Company of at least $400 million and resulting in net proceeds to the Company of at least $75 million ("qualified IPO") or upon a vote of a supermajority of the outstanding shares of Preferred Stock; provided, that in the case of a qualified IPO, the Series C Preferred Stock shall not be subject to automatic conversion unless the price per share of the securities sold to the public is equal to or greater than one (1) times the Series C original issue price without the consent of the holders of a majority of the outstanding Series C Preferred Stock, the Series D Preferred Stock shall not be subject to automatic conversion unless the price per share of the securities sold to the public is equal to or greater than one and one-quarter (1.25) times the Series D original issue price without the consent of the holders of 55% of the outstanding Series D Preferred Stock (including each Accel Partners entity that holds Series D Preferred Stock), the Series D-1 Preferred Stock shall not be subject to automatic conversion unless the price per share of the securities sold to the public is equal to or greater than one (1) times the Series D-1 original issue price without the consent of the holders of 55% of the outstanding Series D-1 Preferred Stock, voting together as a separate class, and the Series E Preferred Stock shall not be subject to automatic conversion unless the price per share of the securities sold to the public is equal to or greater than one (1) times the Series E original issue price without the consent of the holders of 55% of the outstanding Series E Preferred Stock, voting together as a separate class.

          Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the Series A-1 original issue price, Series B original issue price, Series C original issue price, Series D original issue price, Series D-1 original issue price, or Series E original issue price, as applicable, by the Series A-1 conversion price, Series B conversion price, Series C conversion price, Series D conversion price, Series D-1 conversion price, or Series E conversion price, as applicable, in effect at the time of conversion. The Series A-1 conversion price shall initially be equal to $0.50. The Series B conversion price shall initially be equal to $1.41. The Series C conversion price shall initially by equal to $4.53. The Series D conversion price shall initially by equal to $5.69. The Series D-1 conversion price shall initially be equal to $5.69. The Series E conversion price shall initially be equal to $16.46. The conversion price for Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, and Series E Preferred Stock adjusts upon the issuance of additional shares of common stock in the event the Company, at any time after the Series E original issue date, issues additional shares of common stock without consideration or for a consideration per share less than (i) the Series A-1 conversion price in effect immediately prior to such issuance, (ii) the Series B conversion price in effect immediately prior to such issuance, (iii) the Series C conversion price in

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

effect immediately prior to such issuance, (iv) the Series D conversion price in effect immediately prior to such issuance, (v) the Series D-1 conversion price in effect immediately prior to such issuance, or (vi) the Series E conversion price in effect immediately prior to such issuance. All shares will convert into common stock on a one-for-one basis. The conversion price of each series of preferred stock is subject to adjustment should the Company later issue any preferred shares of any preferred series at a price less than the conversion price in effect immediately prior to such issuance.

  Warrants

          In January 2015, as part of the Loan and Security Agreement discussed in Note 6, Loans Payable, the Company issued the lender a fully vested warrant to purchase up to 170,818 shares of Series B Preferred Stock at an exercise price of $1.405 per share. The fair value of the warrant upon issuance, determined by using the Black-Scholes option-pricing model, was $0.2 million at the issuance date. The warrant's fair value was $2.5 million as of January 31, 2019 using a Black-Scholes option-pricing model with the following assumptions: expected volatility of 38.1%, expected risk-free rate of 2.5%, a term of 6.0 years, and zero expected dividends. The warrant's fair value was $0.5 million as of January 31, 2018 using a Black-Scholes option-pricing model with the following assumptions: expected volatility of 40.3%, expected risk-free rate of 2.7%, a term of 7.0 years, and zero expected dividends.

          In December 2016, as part of the Growth Loan and Security Agreement discussed in Note 6, Loans Payable, the Company issued the lender a fully vested warrant to purchase up to 99,343 shares of Series C Preferred Stock at an exercise price of $4.53 per share. The fair value of the warrant, determined by using the Black-Scholes option-pricing model, was $0.3 million at the issuance date. The warrant's fair value was $1.2 million as of January 31, 2019 using a Black-Scholes option-pricing model with the following assumptions: expected volatility of 38.1%, expected risk-free rate of 2.4%, a term of 4.9 years, and zero expected dividends. The warrant's fair value was $0.2 million as of January 31, 2018 using a Black-Scholes option-pricing model with the following assumptions: expected volatility of 40.3%, expected risk-free rate of 2.6%, a term of 5.9 years, and zero expected dividends.

          In March 2017, as part of the Loan and Security Agreement discussed in Note 6, Loans Payable, the Company issued the lender a fully vested warrant to purchase up to 66,225 shares of Series C Preferred Stock at an exercise price of $4.53 per share. The fair value of the warrant, determined by using the Black-Scholes option-pricing model, was $0.1 million at the issuance date. The warrant's fair value was $0.8 million as of January 31, 2019 using a Black-Scholes option-pricing model with the following assumptions: expected volatility of 38.1%, expected risk-free rate of 2.6%, a term of 8.1 years, and zero expected dividends. The warrant's fair value was $0.2 million as of January 31, 2018 using the Black-Scholes option-pricing model that assumed expected volatility of 40.3%, expected risk-free rate of 2.7%, a term of 9.1 years, and zero expected dividends.

9. Common Stock

          The Company's authorized capital consists of 190,000,000 and 220,000,000 shares of common stock, par value $0.0005 per share, as of January 31, 2018 and January 31, 2019, respectively. The Company has also issued incentive stock options (see Note 10, Stock-Based Compensation) that are exercisable into the Company's common stock.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          The Company has reserved shares of common stock for future issuance as follows:

	January 31,
	2018	2019
	(in thousands)
Conversion of Series A-1 redeemable convertible preferred stock	52,300	52,300
Conversion of Series B redeemable convertible preferred stock	21,352	21,352
Conversion of Series C redeemable convertible preferred stock	22,077	22,077
Conversion of Series D redeemable convertible preferred stock	17,570	17,570
Conversion of Series D-1 redeemable convertible preferred stock	5,394	5,394
Conversion of Series E redeemable convertible preferred stock	—	12,575
Exercise and conversion of Series B redeemable convertible preferred stock warrants	171	171
Exercise and conversion of Series C redeemable convertible preferred stock warrants	165	165
Stock options issued and outstanding	23,194	26,535
RSUs issued and outstanding	—	4,059
Remaining shares available for future issuance under the 2011 Stock Incentive Plan	807	1,540

Total shares of common stock reserved	143,030	163,738

          On May 11, 2017, the Company changed the par value of its common stock and preferred stock from $0.001 to $0.0005, which has been retroactively adjusted. The decrease in par value was recorded as a decrease in common stock with a corresponding increase in additional paid-in capital.

10. Stock-Based Compensation

  Stock Incentive Plan

          Effective November 18, 2011, the Company established the CrowdStrike Holdings, Inc. 2011 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan provides for the grant of incentive and nonqualified stock options and restricted stock awards ("RSAs") to qualified employees, officers, nonemployee directors, and consultants of the Company. The maximum number of shares of common stock, which may be issued pursuant to the Plan, was 68,174,148 and 79,498,016 as of January 31, 2018 and January 31, 2019, respectively.

          The Stock Incentive Plan is administered by the Board of Directors, which determines the terms of the options granted, including the exercise price, stock price, the number of shares subject to options, and the option vesting period. Options generally have a maximum term of ten years and generally have a vesting period of four years with 25% of the award vesting one year from the vesting commencement date and the remainder vesting ratably over the following 36 months. Additionally, the Stock Incentive Plan allows the Company, at its discretion, to repurchase exercised options of any employee no longer with the Company, employed with the Company for less than 30 months and terminated with cause, at the original exercise price (or in the case of a participant who was not an employee, the date on which such participant is no longer acting as a director or officer of, or consultant or advisor to, the Company or any of its subsidiaries). The Company's repurchase right was changed from 30 months to 60 months as part of the Amended and Restated Stock Incentive Plan, effective August 16, 2016. No shares were repurchased during the years ended January 31, 2017, January 31, 2018, or January 31, 2019.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

  Stock Options

          The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model with the assumptions included in the table below. The expected term represents the period that the Company's share-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms, and contractual lives of the options. The expected stock price volatility is based upon comparable public company data. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated option life.

          The fair value of each option was estimated on the date of grant using the following assumptions during the period:

	Year Ended January 31,
	2017	2018	2019
Expected term (in years)	6.05	6.05	6.05 - 7.52
Risk-free interest rate	1.1% - 1.5%	1.9% - 2.2%	2.6% - 3.1%
Expected stock price volatility	41.7% - 42.8%	40.3% - 41.4%	37.8% - 38.9%
Dividend yield	—%	—%	—%

          The following table is a summary of common stock option activity for the years ended January 31, 2017, January 31, 2018, and January 31, 2019:

	Number of Shares	Weighted- Average Exercise Price Per Share
Options outstanding at February 1, 2016	15,105	$0.68
Granted	8,104	$1.69
Exercised	(1,855)	$0.41
Canceled	(2,007)	$0.98

Options outstanding at January 31, 2017	19,347	$1.10

Granted	9,691	$2.14
Exercised	(3,733)	$1.00
Canceled	(2,111)	$1.57

Options outstanding at January 31, 2018	23,194	$1.51

Granted	8,233	$9.24
Exercised	(3,084)	$1.26
Canceled	(1,808)	$2.51

Options outstanding at January 31, 2019	26,535	$3.87

Options vested and expected to vest at January 31, 2019	26,535	$3.87

Options exercisable at January 31, 2019	14,782	$2.40

          Options exercisable include 2,433,368 options that were unvested as of January 31, 2019.

          The aggregate intrinsic value of options vested and exercisable was $9.8 million, $17.9 million, and $181.1 million as of January 31, 2017, January 31, 2018, and January 31, 2019, respectively.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

The weighted-average remaining contractual term of options vested and exercisable was 7.0 years, 6.6 years, and 7.1 years as of January 31, 2017, January 31, 2018, and January 31, 2019, respectively.

          The weighted-average grant date fair values of all options granted was $0.71, $0.90, and $5.70 per share during the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively. The total intrinsic value of all options exercised was $2.4 million, $4.0 million, and $26.9 million during the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively. The total fair value of all options vested was $1.7 million, $3.2 million, and $7.1 million during the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively.

          The aggregate intrinsic value of stock options outstanding as of January 31, 2017, January 31, 2018, and January 31, 2019 was $12.8 million, $26.1 million, and $286.1 million, respectively, which represents the excess of the fair value of the Company's common stock over the exercise price of the options multiplied by the number of options outstanding. The weighted-average remaining contractual term of stock options outstanding is 8.2 years, 8.0 years, and 7.9 years as of January 31, 2017, January 31, 2018, and January 31, 2019, respectively.

          Total unrecognized stock-based compensation expense related to unvested options was $9.9 million as of January 31, 2018. This expense is expected to be amortized on a straight-line basis over a weighted-average vesting period of 3.0 years. Total unrecognized stock-based compensation expense related to unvested options was $45.8 million as of January 31, 2019. This expense is expected to be amortized on a straight-line basis over a weighted-average vesting period of 3.4 years.

  Early Exercise of Employee Options

          The 2011 Stock Plan allows for the early exercise of stock options for certain individuals as determined by the Board of Directors. The consideration received for an early exercise of an option is a deposit of the exercise price and the related dollar amount is recorded as a liability for early exercise of unvested stock options in the consolidated balance sheets. This liability is reclassified to additional paid-in capital as the awards vest. If a stock option is early exercised, the unvested shares may be repurchased by the Company in case of employment termination or for any reason, including death and disability, at the price paid by the purchaser for such shares. During the year ended January 31, 2018, the Company issued 1,370,000 shares of common stock for total proceeds of $2.3 million related to early exercised stock options. As of January 31, 2018, the number of shares of common stock related to early exercised stock options subject to repurchase was 872,086 shares for $1.7 million. During the year ended January 31, 2019, the Company issued 37,605 shares of common stock for total proceeds of $74,000 related to early exercised stock options. As of January 31, 2019, the number of shares of common stock related to early exercised stock options subject to repurchase was 545,941 shares for $1.2 million. Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for accounting purposes until those shares vest. The Company includes unvested shares subject to repurchase in the number of shares outstanding on the statement of redeemable convertible preferred stock and stockholders' deficit.

  Notes Receivable from Stockholders

          In February 2016, the Company extended a secured promissory note (the "Note") to an officer for the exercise of stock options. The Note includes a market interest rate and was documented

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

with an agreement that includes repayment provisions. The outstanding principal balance, together with all accrued and unpaid interest, are due in one lump sum payment on the due date, which is defined as the earliest to occur of the following: (i) twenty-four (24) months from the date of issuance; (ii) borrower's termination as an employee; (iii) a bankruptcy or insolvency proceeding instituted by or against a borrower; (iv) consummation of a change in control; or (v) initial filing of a registration statement with the Securities and Exchange Commission. The loan was made pursuant to a recourse promissory note. This note receivable was $0.2 million as of January 31, 2018. The note was paid in full in February 2018.

          In March 2017, the Company extended a secured promissory note (the "Note") to an officer for the exercise of stock options. The Note includes a market interest rate and was documented with an agreement that includes repayment provisions. The outstanding principal balance, together with all accrued and unpaid interest, were due in one lump sum payment on the due date, which is defined as the earliest to occur of the following: (i) twenty-four (24) months from the date of issuance; (ii) borrower's termination as an employee; (iii) a bankruptcy or insolvency proceeding instituted by or against a borrower; (iv) consummation of a change in control; or (v) initial filing of a registration statement with the Securities and Exchange Commission. The loan was made pursuant to a recourse promissory note. This note receivable was $0.4 million. The note was paid in full in April 2017.

  Secondary Stock Sale

          In October 2017, the Company facilitated a secondary stock sale of its common stock. Under the terms of the sale, certain Series D-1 Preferred Stock investors and certain other new investors purchased 3.3 million shares of common stock from certain eligible employees for prices ranging from $5.12 to $5.69 per share for an aggregate purchase price of $17.5 million. The Company recognized stock-based compensation expense of $8.8 million in connection with the sale, which represented the difference between the purchase price and the fair value of the common stock on the date of the sale.

  Tender Offer Transaction

          In October 2018, the Company facilitated a tender offer of its common stock. Under the terms of the offer, certain existing Series E Preferred Stock investors purchased an aggregate of 2.4 million shares of common stock from certain eligible employees and directors for $15.64 per share for an aggregate purchase price of $37.6 million. The Company recognized stock-based compensation expense of $10.8 million in connection with the tender offer, which represented the difference between the purchase price and the fair value of the common stock on the date of the sale.

  Restricted Stock Awards

          Restricted stock awards ("RSAs") vest ratably over 36 months.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          The following table is a summary of RSA activity for the year ended January 31, 2019:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
RSAs outstanding at February 1, 2018	—	$—
Granted	36	$11.13
Forfeited	(36)	$11.13

RSAs outstanding at January 31, 2019	—	$—

RSAs expected to vest at January 31, 2019	—	$—

  Restricted Stock Units

          During the year ended January 31, 2019, the Company issued RSUs to certain employees. These RSUs include a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is generally satisfied based on one of three vesting schedules: (i) vesting of one-fourth of the RSUs on the first "Company vest date" (defined as March 20, June 20, September 20, or December 20) on or following the one-year anniversary of the vesting commencement date and the remainder of the RSUs vest quarterly thereafter over the next 36 months, subject to continued service, (ii) sixteen equal quarterly installments beginning on December 20, 2018, subject to continued service, or (iii) vesting of RSUs through eight equal quarterly installments beginning on December 20, 2022, subject to continued service. The performance-based vesting condition is satisfied on the earlier of (i) a change in control, in which the consideration paid to holders of shares is either cash, publicly traded securities, or a combination thereof, or (ii) the first Company vest date to occur following the expiration of the lock-up period upon an IPO, subject to continued service through such change in control or lock-up expiration, as applicable. None of the RSUs vest unless the performance-based vesting condition is satisfied. The performance-based vesting condition is not deemed probable of occurring as of January 31, 2019, thus no stock-based compensation has been recognized. In the quarter in which the performance-based vesting condition becomes probable, the Company will begin recording stock-based compensation expense using the accelerated attribution method based on the grant date fair value of the RSUs.

          Had the performance-based vesting condition been probable as of January 31, 2019, the Company would have recognized $10.4 million of stock-based compensation expense during the year ended January 31, 2019 for all RSUs with a performance-based vesting condition that had satisfied the applicable service-based vesting condition on that date.

          The following table is a summary of RSU activity for the year ended January 31, 2019:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
RSUs outstanding at February 1, 2018	—	$—
Granted	4,064	$12.66
Forfeited	(5)	$12.48

RSUs outstanding at January 31, 2019	4,059	$12.66

RSUs expected to vest at January 31, 2019	4,059	$12.66

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

  Stock-Based Compensation Expense

          Stock-based compensation expense included in the consolidated statements of operations is as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Cost of revenue	$91	$341	$894
Sales and marketing	638	1,386	5,175
Research and development	561	3,429	7,815
General and administrative	704	7,187	6,621

Total stock-based compensation expense	$1,994	$12,343	$20,505

11. Employee Benefit Plan

          The Company's United States employees participate in a contributory 401(k) plan sponsored by the Company entitled the CrowdStrike Holdings, Inc. 401(k) Plan (the "Plan"). The Plan is available to all employees over 18 years of age. Employees are eligible to participate in the Plan at date of hire and may elect to contribute from 0% to 70% of their base salary limited to the amount allowed by tax laws. There were no matching contributions by the Company during the years ended January 31, 2017, January 31, 2018, or January 31, 2019.

12. Commitments and Contingencies

  Lease Commitments

          The Company leases its office space under various non-cancelable operating lease agreements. Leases expire at various dates through fiscal year 2027. The aggregate future minimum payments under noncancelable operating leases as of January 31, 2019 are as follows:

Operating Leases
(in thousands)
2020	$5,661
2021	5,313
2022	5,067
2023	4,184
2024	3,061
Thereafter	1,667

Total minimum lease payments	$24,953

          Rent expense was $1.9 million, $4.6 million, and $6.9 million during the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively.

  Purchase Obligations

          The Company enters into long-term non-cancelable agreements with providers to purchase data center capacity, such as bandwidth and colocation space, for the Company's cloud platform. The Company is committed to spend $180.8 million on such agreements through February 2023.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

Bandwidth and colocation costs are recorded to cost of revenue in the consolidated statements of operations. These obligations are included in purchase obligations below.

          In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties to purchase products and services such as technology, equipment, office renovations, corporate events, and consulting services. A summary of noncancelable purchase obligations as of January 31, 2019 with expected date of payment is as follows:

Total Commitments
2020	$67,159
2021	71,286
2022	46,357
2023	7,776
2024	6,775
Thereafter	617

Total purchase commitments	$199,970

  Letters of Credit

          As of January 31, 2018, the Company had an unused standby letter of credit for $0.5 million securing its headquarters facility in Sunnyvale, California. As of January 31, 2019, the Company had unused standby letters of credit totaling $1.3 million securing its headquarters facility in Sunnyvale, California and its facility in Austin, Texas.

  Litigation

          The Company is currently involved in proceedings before the Trademark Trial and Appeal Board at the U.S. Patent and Trademark Office (the "USPTO") regarding its U.S. trademark registrations for ``CrowdStrike Falcon" and its U.S. application to register its ``Falcon OverWatch" trademark. On November 23, 2016, Fair Isaac Corporation ("FICO") filed a Petition for Cancellation of the Company's ``CrowdStrike Falcon" trademark registrations and a Notice of Opposition against the Company's ``Falcon OverWatch" trademark application before the U.S. Patent and Trademark Office, Trademark Trial and Appeal Board ("TTAB"). On January 3, 2017, the Company filed answers to both the cancellation and opposition proceedings, and the proceedings thereafter were consolidated. On November 21, 2018, the Company filed a Petition for Partial Cancellation or Amendment of one of FICO's ``Falcon" trademark registrations, and on December 10, 2018, the parties filed a joint request to consolidate the proceedings and adjust the schedule. FICO moved to dismiss the Company's petition on January 16, 2019, and the TTAB issued a standard order suspending the proceeding pending disposition of the motion to dismiss. On January 28, 2019, the parties jointly requested a suspension of the pre-trial and trial schedule in the consolidated proceedings filed by FICO pending resolution of FICO's motion to dismiss and the parties' request to consolidate the proceedings, and the TTAB granted that request on March 28, 2019. The Company is vigorously defending the case, but given the early stage, although a loss may reasonably be possible, the Company is unable to predict the likelihood of success of Fair Issac's claims or estimate a loss or range of loss. As a result, no liability has been recorded as of January 31, 2018 or January 31, 2019.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          In addition, from time to time the Company is a party to various litigation matters and subject to claims that arise in the ordinary course of business. In addition, third parties may from time to time assert claims against the Company in the form of letters and other communications. For any claims for which the Company believes a liability is both probable and reasonably estimable, the Company records a liability in the period for which it makes this determination. There is no pending or threatened legal proceeding to which the Company is a party that, in the Company's opinion, is likely to have a material adverse effect on its consolidated financial statements; however, the results of litigation and claims are inherently unpredictable. Regardless of the outcome, litigation can have an adverse impact on the Company's business because of defense and settlement costs, diversion of management resources, and other factors. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect the Company's results of operations.

  Warranties and Indemnification

          The Company's cloud computing services are typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with the Company's online help documentation under normal use and circumstances.

          The Company's arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third party's intellectual property rights. In addition, for its Falcon Complete module customers, the Company offers a limited warranty, subject to certain conditions, to cover certain costs incurred by the customer in case of a cybersecurity breach. The Company has entered into an insurance policy to cover its potential liability arising from this limited warranty arrangement. To date, the Company has not incurred any material costs because of such obligations and has not accrued any liabilities related to such obligations in the consolidated financial statements.

          The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a director or officer, including any action by the Company, arising out of that person's services as the Company's director or officer or that person's services provided to any other company or enterprise at the Company's request. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions. No liabilities have been accrued associated with this indemnification provision as of January 31, 2018 or January 31, 2019.

13. Geographic Information

          The Company sells its products and services in the United States and internationally. The Company considers all billings to customers located outside the United States, including foreign subsidiaries of customers that have headquarters in the United States, to be international

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

customers. The breakdown of total revenue between United States and international customers is as follows:

	Year Ended January 31,
	2017		2018		2019
	Amount	% Revenue	Amount	% Revenue	Amount	% Revenue
	(dollars in thousands)
United States	$45,981	87%	$99,209	84%	$192,057	77%
International	6,764	13%	19,543	16%	57,767	23%

Total revenue	$52,745	100%	$118,752	100%	$249,824	100%

          No single country other than the United States represented 10% or more of the Company's total revenue during the years ended January 31, 2017, January 31, 2018, and January 31, 2019.

          The Company's long-lived assets are composed of property and equipment, net, and are summarized by geographic area as follows:

	January 31,
	2018	2019
	(in thousands)
United States	$39,333	$70,699
International	1,421	3,036

Total property and equipment, net	$40,754	$73,735

14. Related Party Transactions

  Subscription and Professional Services Revenue from Investors

          During the years ended January 31, 2017, January 31, 2018, and January 31, 2019, certain investors and companies with whom the Company's Board of Directors are affiliated with, purchased subscriptions and professional services. The Company recorded revenue from subscriptions and professional services from related parties of $1.1 million, $2.5 million, and $6.6 million during the years ended January 31, 2017, January 31, 2018, and January 31, 2019, respectively. Accounts receivable associated with these related parties was $2.3 million and $0.2 million as of January 31, 2018 and January 31, 2019, respectively.

  Accounts Payable to Related Parties

          During the years ended January 31, 2017, January 31, 2018, and January 31, 2019, the Company purchased goods and services totaling $0.3 million, $1.1 million, and $2.2 million, respectively, from certain investors and companies with whom its Board of Directors are affiliated with. Accounts payable to such vendors was $0.5 million and less than $0.1 million as of January 31, 2018 and January 31, 2019, respectively.

          In September 2018, the Company entered into an agreement under which a related party has agreed to provide a minimum of $8.8 million of services over the following 66 months.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

  Notes Receivable from Related Parties

          In November 2015, the Company extended full recourse secured promissory notes (the "Notes") to its founders. These notes were not used for the purpose of exercising options. The Notes include market interest rates and were documented with agreements that include repayment provisions. The outstanding principal balance, together with all accrued and unpaid interest, are due in one lump sum payment on the due date, which is defined as the earliest to occur of the following: (i) thirty-six (36) months from the date of issuance; (ii) the borrower's termination as an employee; (iii) a bankruptcy or insolvency proceeding instituted by or against a borrower; (iv) consummation of a change in control; or (v) initial filing of a registration statement with the Securities and Exchange Commission. These notes receivable from related parties were paid in full as of January 31, 2018.

15. Net Loss Per Share Attributable to Common Stockholders

          The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Year Ended January 31,
	2017	2018	2019
	(in thousands, except per share data)
Net loss	$(91,340)	$(135,490)	$(140,077)
Accretion of redeemable convertible preferred stock	(17,012)	(5,853)	—

Net loss attributable to common stockholders	$(108,352)	$(141,343)	$(140,077)
Weighted-average shares used in computing net loss per share atttributable to common stockholders, basic and diluted	39,706	41,876	44,863

Net loss per share attributable to common stockholders, basic and diluted	$(2.73)	$(3.38)	$(3.12)

          Since the Company was in a net loss position for all periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been antidilutive. The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Shares of common stock issuable upon conversion of redeemable convertible preferred stock	95,729	118,693	131,268
Shares of common stock issuable upon conversion of redeemable convertible preferred stock warrants	270	336	336
Shares of common stock subject to repurchase from outstanding stock options	1	872	546
Shares of common stock issuable from stock options	19,347	23,194	26,535

Potential common shares excluded from diluted net loss per share	115,347	143,095	158,685

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

          The table above does not include 4,059,407 RSUs outstanding as of January 31, 2019, as these RSUs are subject to a performance-based vesting condition that was not considered probable as of that date. No RSUs were outstanding as of January 31, 2017 or January 31, 2018.

  Unaudited Pro Forma Net Loss Per Share

          The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share:

Year Ended January 31, 2019
(in thousands, except per share data)
Numerator:
Net loss attributable to common stockholders	$(140,077)
Change in fair value of redeemable convertible preferred stock warrants	3,576

Net loss	$(136,501)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	44,863
Pro forma weighted adjustment to reflect assumed conversion of redeemable convertible preferred stock	126,339

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	171,202

Pro forma net loss per share, basic and diluted	$(0.80)

16. Subsequent Events

          The Company has evaluated events subsequent through April 17, 2019, the date these consolidated financial statements were available to be issued.

  Stock Awards and Option Grants

          From February 1, 2019 through April 17, 2019, the Company granted stock options to purchase an aggregate of 891,898 shares of common stock with a weighted-average exercise price of $14.65 per share and a weighted-average exercise requisite service period of four years.

          From February 1, 2019 through April 17, 2019, the Company granted 858,004 restricted stock units. In addition to a service-based vesting condition, these RSUs also include a performance-based vesting condition whereby a portion of the award will vest upon (i) a change in control, in which the consideration paid to holders of shares is either cash, publicly traded securities, or a combination thereof, or (ii) the first vesting date (defined as March 20, June 20, September 20, or December 20) to occur following the expiration of the lock-up period upon an IPO, subject to continued service through such change in control or lock-up expiration, as applicable. None of the RSUs vest unless the performance-based vesting condition is satisfied. The Company will record stock-based compensation expense related to these RSUs beginning in the period when its IPO is completed for the portion of the awards for which the relevant service-based vesting condition has been satisfied with the remaining expense recognized over the remaining requisite service period.

CrowdStrike Holdings, Inc.
Notes to Consolidated Financial Statements

  Commitments

          In April 2019, the Company amended its agreement with a data center provider and committed to pay an additional $40.0 million to this provider through November 2022.

17. Events Subsequent to Original Issuance of Consolidated Financial Statements (unaudited)

          The Company has evaluated subsequent events after April 17, 2019 through May 8, 2019, the date the consolidated financial statements were available for reissuance.

  Secured Revolving Credit Facility

          In April 2019, the Company entered into a Credit Agreement with Silicon Valley Bank and other lenders, to provide a revolving line of credit of up to $150.0 million, including a letter of credit sub-facility in the aggregate amount of $10.0 million, and a swingline sub-facility in the aggregate amount of $10.0 million. The Company also has the option to request an incremental facility of up to an additional $75.0 million from one or more of the lenders under the Credit Agreement. The amount the Company may borrow under the Credit Agreement may not exceed the lesser of $150.0 million or the Company's ordinary course recurring subscription revenue for the most recent month, as determined under the Credit Agreement, multiplied by a number that is (i) 6, for the first year after entry into the Credit Agreement; (ii) 5, for the second year after entry into the Credit Agreement; and (iii) 4, thereafter. The Credit Agreement will terminate on April 19, 2022.

          The Credit Agreement is collateralized by substantially all of the Company's current and future property, rights, and assets, including, but not limited to, intellectual property, cash, goods, equipment, contractual rights, financial assets, and intangible assets of the Company and its subsidiaries. The Credit Agreement contains covenants limiting the ability to, among other things, dispose of assets, undergo a change in control, merge or consolidate, make acquisitions, incur debt, incur liens, pay dividends, repurchase stock, and make investments, in each case subject to certain exceptions. The Credit Agreement also contains financial covenants requiring the Company to maintain the year-over-year growth rate of its ordinary course recurring subscription revenue above specified rates and to maintain minimum liquidity at specified levels.

          No amounts have been drawn under the Credit Agreement as of May 8, 2019.

CROWDSTRIKE

SETTING THE **NEW STANDARD** FOR CLOUD-DELIVERED ENDPOINT PROTECTION

Customer Stats*

44
OF THE FORTUNE 100

37
OF THE TOP 100 GLOBAL COMPANIES

9
OF THE TOP 20 MAJOR BANKS

Gartner

CROWDSTRIKE POSITIONED HIGHEST FOR ABILITY TO EXECUTE AND FURTHEST FOR COMPLETENESS OF VISION IN THE VISIONARIES QUADRANT: MAGIC QUADRANT FOR ENDPOINT PROTECTION PLATFORMS. [January 2018]

FORRESTER®

CROWDSTRIKE IS THE ONLY VENDOR TO BE NAMED A LEADER IN BOTH ENDPOINT SECURITY SUITE AND ENDPOINT DETECTION AND RESPONSE WAVES. [June and July 2018]

IDC ANALYZE THE FUTURE

CROWDSTRIKE POSITIONED AS A LEADER IN IDC MARKETSCAPE FOR U.S. INCIDENT READINESS, RESPONSE AND RESILIENCY SERVICES. [September 2018]

See the section titled "Market and Industry Data" for sources of independent industry publications referenced on this page.

4.9/5 STARS
CROWDSTRIKE NAMED HIGHEST RATED VENDOR

★★★★★

CROWDSTRIKE HAS 28 ALLOWED AND ISSUED PATENTS*

*As of January 31, 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*
To be filed by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

          On the completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

          In addition, as permitted by Section 145 of the Delaware General Corporation Law and the amended and restated certificate of incorporation of the Registrant will provide that:

  •
  The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant's request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  •
  The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

  •
  The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  •
  The Registrant will not be obligated pursuant to the amended and restated certificate of incorporation to indemnify a person with respect to proceedings initiated by that person,

    except with respect to proceedings authorized by the Registrant's board of directors or brought to enforce a right to indemnification.

  •
  The rights conferred in the amended and restated certificate of incorporation are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

  •
  The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

          The Registrant's policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

          These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act.

          See the section titled "Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification Matters" for a more detailed description.

          The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

          Since January 31, 2016, the Registrant issued the following unregistered securities:

  Preferred Stock Issuances

          In May 2017, we sold an aggregate of 17,569,969 shares of our Series D convertible preferred stock at a purchase price of $5.69 per share, for an aggregate purchase price of approximately $100 million.

          In October 2017, we sold an aggregate of 5,393,976 shares of our Series D-1 convertible preferred stock at a purchase price of $5.69 per share, for an aggregate purchase price of approximately $30.7 million.

          From June 2018 to September 2018, we sold an aggregate of 8,797,811 shares of our Series E convertible preferred stock and 3,777,086 shares of our Series E-1 convertible preferred stock at a purchase price of $16.46 per share, for an aggregate purchase price of approximately $207.0 million.

  Warrant Issuances

          In December 2016, we issued a warrant to purchase an aggregate of 99,343 shares of our Series C redeemable convertible preferred stock at an exercise price of $4.53 per share.

          In March 2017, we issued a warrant to purchase an aggregate of 66,225 shares of our Series C redeemable convertible preferred stock at an exercise price of $4.53 per share.

  Option and Common Stock Issuances

          From January 31, 2016 to April 30, 2019, we granted to our directors, officers, employees, consultants, and other service providers under our 2011 Plan:

  •
  options to purchase an aggregate of 26,908,417 shares of our Class B common stock at exercise prices ranging from $1.66 to $14.65 per share;

  •
  an aggregate of 4,917,171 RSUs to be settled in shares of our Class B common stock; and

  •
  148,000 shares of our Class B common stock issued in connection with stock awards.

          None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits.

          The Registrant filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement, which is incorporated by reference herein.

  (b)
  Financial Statement Schedules.

          All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.    UNDERTAKINGS.

          The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

            (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

3.1	#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3	#	Bylaws of the Registrant, as currently in effect.

3.4	*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1	#	Amended and Restated Stockholders Agreement among the Registrant and certain holders of its capital stock, dated as of June 21, 2018, as amended on September 25, 2018 and April 17, 2019.

4.2	#	Amended and Restated Registration Rights Agreement among the Registrant and certain holders of its capital stock, dated as of June 21, 2018.

4.3	*	Form of common stock certificate of the Registrant.

4.4	#	Plain English Warrant Agreement between the Registrant and TriplePoint Venture Growth BDC Corp., dated as of December 29, 2016.

4.5	#	Warrant to Purchase Stock between the Registrant and Silicon Valley Bank, dated as of January 21, 2015.

4.6	#	Warrant to Purchase Stock between the Registrant and Silicon Valley Bank, dated as of March 1, 2017.

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1	+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2	+*	2019 Equity Incentive Plan and related form agreements.

10.3	+*	2019 Employee Stock Purchase Plan and related form agreements.

10.4	+#	Amended and Restated 2011 Stock Incentive Plan and related form agreements.

10.5	+*	Executive Incentive Compensation Plan.

10.6	+	Employment Agreement between the Registrant and George Kurtz, dated as of November 18, 2011.

10.7	+	Offer Letter between the Registrant and Colin Black, dated as of October 3, 2015.

10.8	+	Offer Letter between the Registrant and Burt W. Podbere, dated as of August 10, 2015.

10.9	+	Offer Letter between the Registrant and Roxanne S. Austin dated as of September 10, 2018.

10.10	+	Offer Letter between the Registrant and Godfrey R. Sullivan, undated.

10.11	+	George Kurtz Fiscal 2019 Bonus Plan.

Exhibit Number		Description
10.12	#	Office Lease between CrowdStrike, Inc. and SPF Mathilda, LLC, dated as of April 4, 2017, as amended on September 18, 2017.

10.13	#	Sublease by and between CrowdStrike, Inc. and Knowles Electronics, LLC, dated December 17, 2015.

10.14	#	Sublease by and between CrowdStrike, Inc. and LANDesk Software Inc., dated November 1, 2016.

10.15		Credit Agreement, dated as of April 19, 2019, by and among the Registrant, CrowdStrike, Inc., CrowdStrike Services, Inc., the Lenders party thereto, and Silicon Valley Bank.

21.1	*	List of subsidiaries of the Registrant.

23.1	*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1).

24.1	*	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

*
To be filed by amendment.

+
Indicates management contract or compensatory plan.

#
Previously filed.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Sunnyvale, California, on the day of                          ,         .

CROWDSTRIKE HOLDINGS, INC.
By:	George Kurtz President and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints George Kurtz and Burt W. Podbere, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

George Kurtz	President, Chief Executive Officer and Director (Principal Executive Officer)
Burt W. Podbere	Chief Financial Officer (Principal Financial and Accounting Officer)
Roxanne S. Austin	Director
Cary J. Davis	Director

Signature	Title	Date

Sameer K. Gandhi	Director
Joseph P. Landy	Director
Denis J. O'Leary	Director
Joseph E. Sexton	Director
Godfrey R. Sullivan	Director
Gerhard Watzinger	Chairman of the Board of Directors